2008 ANNUAL REPORT
NOTICE OF 2009 ANNUAL MEETING
AND PROXY STATEMENT

Level(3)®
COMMUNICATIONS

Some of the statements made in this Annual Report to Stockholders are forward looking in nature. These statements are based on management's current expectations or beliefs. These forward looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside Level 3 Communications, Inc.'s control, which could cause actual events to differ materially from those expressed or implied by the statements. The most important factors that could prevent Level 3 from achieving its stated goals include, but are not limited to, the current uncertainty in the global financial markets and the global economy; disruptions in the financial markets that could affect Level 3's ability to obtain additional financing; as well as the company's ability to: successfully integrate acquisitions; increase the volume of traffic on the network; defend intellectual property and proprietary rights; develop effective business support systems; manage system and network failures or disruptions; develop new services that meet customer demands and generate acceptable margins; attract and retain qualified management and other personnel; and meet all of the terms and conditions of debt obligations. Additional information concerning these and other important factors can be found within Level 3's filings with the Securities and Exchange Commission. Statements in this Annual Report to Stockholders should be evaluated in light of these important factors. Level 3 is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

To Our Stockholders:

As virtually everyone now knows, turmoil in the financial markets has negatively affected the broader economy. We have no special ability to forecast the duration or severity of the resulting downturn. Consequently, we have and will continue to take actions necessary to meet three goals.

First, we will ensure our cost structure is appropriate for a wide range of potential revenue growth rates. This means cutting costs to levels appropriate to a conservative assessment of revenue growth. We prefer to reduce costs now and find later that we had been too pessimistic rather than the reverse.

Next, we expect to continue to improve credit quality through improving EBITDA and cash flow and by engaging in appropriate deleveraging transactions. As discussed below, we completed just such a deleveraging transaction late in 2008.

Finally, we are determined to ensure we are positioned to take advantage of the opportunities that will emerge as the longer term positive fundamentals of our business displace short term challenges.

The last point bears some explanation. While we expect short term revenue challenges, we believe many of the causes of any slowdown in purchasing by our customers are temporary, and we continue to believe that the underlying demand growth for our services and our pricing fundamentals remain positive.

This is particularly true for our Wholesale Markets and Content Markets groups, which comprise 49 percent and 13 percent of our 2008 Core Network Services revenue, respectively. While these segments had positive growth from the third to fourth quarter, the revenue growth rate slowed for both. Based on discussions with our customers, we believe this slowdown is a reflection of customer cost management and, especially, a general trend to run networks with less capacity available for traffic spikes. We observed this same dynamic during the telecom market difficulties that occurred earlier in this decade. We expect this to be a temporary effect since, as discussed later in this letter, we believe that underlying unit demand remains strong and will eventually mandate a return to purchases to support needed capacity.

We believe that our Business Markets Group is less affected by the slowdown and has the best short to midterm opportunity to significantly increase revenue growth. With an estimated 3 percent share of the market that we can serve with our current network footprint, macro economic conditions are less important than our ability to take share, generally from the incumbent local phone company. In fact, it has been our experience that business customers' willingness to switch suppliers increases at times when budgets are under pressure. We are focusing a great deal of time and effort to enable us to effectively sell and provide service to this important market.

Our European Markets Group continues to perform at levels that are extraordinary. With year over year revenue growth of 27 percent and outstanding margins, we congratulate all the members of this group for their contribution to our company's 2008 success. As one of the largest cross border backbones in Europe, we believe that our opportunity to benefit from rapidly increasing pan European traffic, especially online content, is bright indeed.

While these are certainly challenging times, there was much that was positive in 2008. We were pleased to see events accelerate toward the vision we had when we founded our business. Perhaps the most notable of these developments was the growth of video delivery over the Internet. Given that video requires many thousands of times the bandwidth of static web pages and now is significantly more than 50 percent of the traffic we carry on our network, the implications of this development for our company and our industry are significant.

Level 3 has been a major part of this development, streaming such events as the Democratic National Convention and Presidential Inauguration live over the Internet to audiences worldwide. Also, for the 20th year in a row, Level 3's Vyvx service delivered the Super Bowl® video stream from the stadium to the broadcast network. We assisted many of the major broadcast networks in their coverage of some of the most watched news, entertainment and sporting events. And, we provide underlying services to many of the largest mega portals, search providers, social networking sites, cable companies, wireless providers, and other providers of online content.

Over the course of 2008, our financial position continued to improve by almost all measures. Despite one of the most challenging business environments in decades, we achieved positive Core Network Services revenue growth, and we increased our Adjusted EBITDA on a normalized basis by 20 percent versus 2007. We reported positive free cash flow for the second half of the year and expect to be free cash flow positive for the full year 2009.

Another noteworthy event was the deleveraging transaction completed late in 2008. At a time when the capital markets were closed to many companies, we completed a $400 million financing to fund the repurchase of enough of our 2009 and 2010 debt such that cash on hand is sufficient to repay the remainder of all debt maturities due in those years.

These are uncertain times for both businesses and individuals. As noted by many companies, visibility is limited. However, our company and its employees have experienced other periods of uncertainty, particularly during the telecommunications industry difficulties from 2002 through 2004.

And, today, we believe both the industry environment and our own position are much stronger.

The industry pricing and demand environment is far better today than it was at the beginning of the decade. At that time the demand for online content, particularly video, was embryonic. Wireless delivery of content was still a speculative development. Too much capacity chased too little demand, and a number of companies priced services below their costs. Today both wired and wireless broadband content delivery is growing rapidly. And we and virtually all our competitors report that the fundamentals of both demand and pricing are healthy and that long term trends are positive.

At Level 3, by almost every measure, we believe we are in a much stronger operating position than at any time in our history. We have a large, growing and diversified revenue base. We have strong operating margins and improving free cash flow.

And most importantly, we believe we have the people and assets to benefit from the opportunities that the current turmoil will inevitably create.

Jeff Storey, our new president and chief operating officer, is a significant addition to our executive team. Jeff joined Level 3 in December. Most recently, he was with Leucadia National Corporation as president of its telecommunications group. Over the past 25 years, he has worked in almost every part of the telecom industry, beginning with various engineering and operations roles within SBC. He was the head of commercial broadband services for Cox Communications, including its CLEC business. At WilTel Communications, a company we acquired, he was first responsible for all of operations and was then promoted to CEO. We look forward to working with Jeff and to the many contributions we know he will make to our company.

We will close by thanking all of our employees for their hard work and continued focus on meeting the needs of our customers. Our confidence in our ability to successfully navigate in these uncertain times is a direct result of our confidence in Level 3's dedicated men and women.

Walter Scott, Jr.
Chairman of the Board

James Q. Crowe
Chief Executive Officer

Level(3)® COMMUNICATIONS

LEVEL 3 COMMUNICATIONS, INC.

1025 Eldorado Boulevard
Broomfield, CO 80021

April 3, 2009

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Level 3 Communications, Inc. ("Level 3") to be held at 8:00 a.m. on May 19, 2009, at the Level 3 Communications Headquarters, 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

At the Annual Meeting, you will be asked to consider and act upon the following matters:

- the reelection to our Board of Directors of 13 directors, each for a one-year term until the 2010 Annual Meeting of Stockholders or until their successors have been elected and qualified; and
- the approval of the grant to our Board of Directors of discretionary authority to amend our restated certificate of incorporation to effect a reverse stock split at one of four ratios; and
- the approval of an amendment to our restated certificate of incorporation increasing the number of authorized shares of our common stock, par value $.01 per share, by 250 million from 2.25 billion to 2.5 billion; and
- the transaction of such other business as may properly come before the Annual Meeting.

Our Board of Directors recommends that you reelect the 13 nominees for director, each for a one-year term until the 2010 Annual Meeting of Stockholders, approve the proposed granting to our Board of Directors of discretionary authority to amend our restated certificate of incorporation to effect a reverse stock split, and approve the amendment of our restated certificate of incorporation to increase the number of authorized shares of our common stock, par value $.01 per share by 250 million from 2.25 billion to 2.5 billion. See "REELECTION OF DIRECTORS PROPOSAL," "REVERSE STOCK SPLIT PROPOSAL" and "COMMON STOCK PROPOSAL."

Following the completion of the formal business portion of the Annual Meeting, members of our senior management will be making a presentation. We expect that this presentation will be followed by an open question and answer session with members of our senior management. *We anticipate that the Annual Meeting will conclude at the end of the question and answer period but in any event promptly at 10:00 a.m.*

Information concerning the matters to be considered and voted upon at the Annual Meeting is contained in the attached Notice of Annual Meeting and Proxy Statement. It is important that your shares be represented at the Annual Meeting, regardless of the number you hold. To ensure your representation at the Annual Meeting, if you are a stockholder of record, you may vote in person at the Annual Meeting. We will give you a ballot when you arrive. If you do not wish to vote in person or if you will not be attending the Annual Meeting, you may vote by proxy. You can vote by proxy over the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials that was previously mailed to you, or, if you requested or otherwise received printed copies of the proxy materials, you can also vote by mail, by telephone or on the Internet as instructed on the proxy card that you received. If you attend the Annual Meeting, you may vote in person even if you have previously returned a proxy card.

Sincerely,

Walter Scott

Walter Scott, Jr.
Chairman of the Board

TABLE OF CONTENTS

Level(3)
COMMUNICATIONS

LEVEL 3 COMMUNICATIONS, INC.
1025 Eldorado Boulevard
Broomfield, CO 80021

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS
To be held May 19, 2009

To the Stockholders of Level 3 Communications, Inc.:

The 2009 Annual Meeting of Stockholders or any adjournment or postponement thereof (the "Annual Meeting") of Level 3 Communications, Inc., a Delaware corporation ("Level 3" or "our"), will be held at the Headquarters of Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021 at 8:00 a.m. on May 19, 2009, for the following purposes:

1. To reelect all 13 directors of the Board of Directors of Level 3 each for a one-year term until the 2010 Annual Meeting of Stockholders or until their successors have been elected and qualified; and
2. To approve the granting to the Level 3 Board of Directors of discretionary authority to amend our Restated Certificate of Incorporation to effect a reverse stock split at one of four ratios; and
3. To approve an amendment to our Restated Certificate of Incorporation increasing the number of authorized shares of our common stock, par value $.01 per share, by 250 million from 2.25 billion to 2.5 billion; and
4. To authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on March 27, 2009 as the record date for the determination of the holders of our common stock entitled to notice of, and to vote at, the Annual Meeting. Accordingly, only holders of record of Level 3 common stock at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. As of May 9, 2009, ten days prior to the Annual Meeting, a list of stockholders entitled to notice of the Annual Meeting and that have the right to vote at the Annual Meeting will be available for inspection at the Level 3 offices located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

The 13 nominees for director will be elected by a plurality of the votes cast by holders of Level 3 common stock present in person or by proxy and entitled to vote at the Annual Meeting.

The proposal to grant to the Board of Directors discretionary authority to amend our Restated Certificate of Incorporation to effect a reverse stock split at one of four ratios requires the affirmative vote of a majority of the outstanding shares of our common stock. The proposal to adopt an amendment to our Restated Certificate of Incorporation increasing the number of authorized shares of our common stock, par value $.01 per share, by 250 million from 2.25 billion to 2.5 billion requires the affirmative vote of the holders of a majority of the outstanding shares of our common stock. The proposal to authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof requires the affirmative vote of a majority of the votes cast by holders of Level 3 common stock present in person or by proxy at the Annual Meeting.

The matters to be considered at the Annual Meeting are more fully described in the accompanying Proxy Statement, which forms a part of this Notice.

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, IF YOU DO NOT WISH TO VOTE IN PERSON OR IF YOU WILL NOT BE ATTENDING THE ANNUAL MEETING, YOU MAY VOTE BY PROXY. YOU CAN VOTE BY PROXY OVER THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT WAS PREVIOUSLY MAILED TO YOU, OR, IF YOU REQUESTED OR OTHERWISE RECEIVED PRINTED COPIES OF THE PROXY MATERIALS, YOU CAN ALSO VOTE BY MAIL, BY TELEPHONE OR ON THE INTERNET AS INSTRUCTED ON THE PROXY CARD THAT YOU RECEIVED. ANY STOCKHOLDER ATTENDING THE ANNUAL MEETING MAY VOTE IN PERSON EVEN IF THAT STOCKHOLDER HAS RETURNED A PROXY.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 19, 2009: The Level 3 Communications, Inc. Proxy Statement for the 2009 Annual Meeting of Stockholders and the 2008 Annual Report to Stockholders are available at http://www.ematerials.com/lvlt.

By Order of the Board of Directors

Walter Scott

Walter Scott, Jr.
Chairman of the Board

Dated: April 3, 2009

Level(3)® COMMUNICATIONS

LEVEL 3 COMMUNICATIONS, INC.
1025 Eldorado Boulevard
Broomfield, CO 80021

Proxy Statement
April 3, 2009

2009 ANNUAL MEETING OF STOCKHOLDERS
May 19, 2009

We are furnishing you this Proxy Statement in connection with the solicitation of proxies on behalf of the Board of Directors of Level 3 Communications, Inc. ("Level 3," the "company," "we," "us," or "our") to be voted at the Annual Meeting of Stockholders to be held on May 19, 2009, or any adjournment or postponements thereof (the "Annual Meeting"). This Proxy Statement, the Notice of Annual Meeting, the accompanying Proxy and the Annual Report to Stockholders are first being mailed or made available to Stockholders on or about April 8, 2009. We sometimes refer to our Board of Directors as the "Board" and to this document as the "Proxy Statement."

BACKGROUND INFORMATION

Why am I receiving these materials?

Our Board of Directors has made these materials available to you in connection with the Board's solicitation of proxies for use at the Annual Meeting, which will take place on May 19, 2009. Our stockholders are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement.

What is included in these materials?

These materials include:

- Our Proxy Statement for the Annual Meeting; and
- Our 2008 Annual Report to Stockholders, which includes our audited consolidated financial statements.

If you received printed versions of these materials by mail, these materials also include the proxy card for the Annual Meeting. These materials can also be viewed online at *www.ematerials.com/lvlt.*

Will senior management be making a presentation at the Annual Meeting?

Yes, following the completion of the formal business portion of the Annual Meeting, members of our senior management will be making a presentation. We expect that this presentation will be followed by an open question and answer session with members of our senior management. *We anticipate that the Annual Meeting will conclude at the end of the question and answer period but in any event promptly at 10:00 a.m.*

What items will be voted on at the Annual Meeting?

There are four items that will be voted on at the Annual Meeting:

1. To reelect all 13 directors of the Board of Directors of Level 3 each for a one-year term until the 2010 Annual Meeting of Stockholders or until their successors have been elected and qualified; and
2. To approve the granting to the Level 3 Board of Directors of discretionary authority to amend our Restated Certificate of Incorporation to effect a reverse stock split at one of four ratios; and
3. To approve an amendment to our Restated Certificate of Incorporation increasing the number of authorized shares of our common stock, par value $.01 per share, by 250 million from 2.25 billion to 2.5 billion; and
4. To authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

What are our Board of Directors' voting recommendations?

Our Board of Directors recommends that you **reelect** the 13 nominees for director, each for a one-year term until the 2010 Annual Meeting of Stockholders, that you vote **for** the approval of the proposed granting to our Board of Directors of discretionary authority to amend our Restated Certificate of Incorporation to effect a reverse stock split and that you vote **for** the approval of the amendment of our Restated Certificate of Incorporation increasing the number of authorized shares of our common stock, par value $.01 per share, by 250 million from 2.25 billion to 2.5 billion. See "REELECTION OF DIRECTORS PROPOSAL," "REVERSE STOCK SPLIT PROPOSAL," and "COMMON STOCK PROPOSAL."

Where are Level 3's principal executive offices located, and what is Level 3's main telephone number?

Level 3's principal executive offices are located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021. Our main telephone number is (720) 888-1000.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

Pursuant to the rules adopted by the Securities and Exchange Commission (the "SEC"), we are required to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record and beneficial owners. All stockholders will have the ability to access the proxy materials on a website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Notice. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

How can I get electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to:

- View our proxy materials for the Annual Meeting on the Internet; and
- Instruct us to send our future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and is more environmentally friendly. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Who may vote at the Annual Meeting?

If you owned our common stock at the close of business on March 27, 2009 (the "Record Date"), then you may attend and vote at the meeting. At the close of business on the Record Date, we had 1,626,915,958 shares of common stock issued and outstanding, all of which were entitled to one vote on the matters to be considered at the meeting.

What shares are represented by the proxy?

If we delivered a proxy card to you, the proxy represents all the shares registered in your name with our transfer agent, Wells Fargo Shareowner Services. A proxy that is delivered by your broker, bank or other nominee represents the shares held by you in an account at that institution.

If you are an employee who participates in the Level 3 Communications, Inc. 401(k) Plan, the proxy card that we delivered to you also will include the shares of our common stock that are attributable to the units that you hold in the Level 3 Stock Fund as part of the 401(k) Plan.

What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in street name?

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Wells Fargo Shareowner Services, you are considered the stockholder of record with respect to those shares, and the Notice was sent directly to you by Level 3.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and the Notice was forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares held in your account.

What is the quorum requirement for the Annual Meeting?

A majority of Level 3's outstanding common stock on the Record Date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against, withheld or abstained, or broker non-votes, if you:

- Are present and vote in person at the meeting; or
- Have voted on the Internet, by telephone or by properly submitting a proxy card or voting instruction form by mail.

If I am a stockholder of record of Level 3's shares, how do I vote?

If you are a stockholder of record, you may vote in person at the Annual Meeting. We will give you a ballot when you arrive.

If you do not wish to vote in person or if you will not be attending the Annual Meeting, you may vote by proxy. You can vote by proxy over the Internet by following the instructions provided in the Notice, or, if you request printed copies of the proxy materials by mail, you can also vote by mail, by telephone or on the Internet.

If I am a beneficial owner of shares held in street name, how do I vote?

If you are a beneficial owner of shares held in street name and you wish to vote in person at the Annual Meeting, you must obtain a valid legal proxy from the organization that holds your shares.

If you do not wish to vote in person or you will not be attending the Annual Meeting, you may vote by proxy. You may vote by proxy over the Internet, or if you request printed copies of the proxy materials by mail, you can also vote by mail or by telephone by following the instructions provided in the Notice.

What happens if I do not give specific voting instructions?

Stockholders of Record. If you are a stockholder of record and you:

- Indicate when voting on the Internet or by telephone that you wish to vote as recommended by our Board of Directors; or
- If you sign and return a proxy card without giving specific voting instructions;

then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform our Inspector of Election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote." When our Inspector of Election tabulates the votes for any particular matter, broker non-votes will be counted for purposes of determining whether a quorum is present, but will not otherwise be counted. We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in the Notice.

How are the shares of our common stock that are attributable to the units held in the Level 3 Stock Fund that is a part of our 401(k) Plan voted?

If you are an employee who participates in the Level 3 Communications, Inc. 401(k) Plan, the proxy card that we delivered to you will instruct the trustee of the plan how to vote the shares allocated to your 401(k) Plan account. If you do not return your proxy card (or you submit it with an unclear voting designation or with no voting designation at all), then the plan trustee will vote the shares in your account in proportion to the way the other 401(k) Plan participants vote their shares. Votes under the Level 3 Communications, Inc. 401(k) Plan receive the same confidentiality as all other votes.

How are abstentions treated?

Abstentions are counted for purposes of determining whether a quorum is present. For the purpose of determining whether the stockholders have approved a matter, abstentions are not treated as votes cast affirmatively or negatively, and therefore do not have any effect on the outcome of a matter to be voted on at the Annual Meeting that requires an affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy at the Annual Meeting. Abstentions only have an effect on the outcome of any matter being voted on at the Annual Meeting that requires the approval based on our total shares outstanding. Two of the proposals to be considered at the Annual Meeting require an affirmative vote based on the total shares outstanding. For each of those proposals, an abstention is equivalent to a vote against the proposal.

What is the voting requirement to approve each of the proposals?

The following table sets forth the voting requirement with respect to each of the proposals:

Proposal 1—Election of directors	The 13 nominees for director will be elected by a plurality of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.
Proposal 2—Granting to the Level 3 Board of Directors discretionary authority to amend our Restated Certificate of Incorporation to effect a reverse stock split at one of four ratios.	To be approved by our stockholders, this proposal requires the affirmative vote of the holders of a majority of the votes entitled to be cast in respect of all outstanding shares of our common stock.
Proposal 3—An amendment to our Restated Certificate of Incorporation increasing the number of authorized shares of our common stock, par value $.01 per share, by 250 million from 2.25 billion to 2.5 billion.	To be approved by our stockholders, this proposal requires the affirmative vote of the holders of a majority of the votes entitled to be cast in respect of all outstanding shares of our common stock.
Proposal 4—The transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.	To be approved by our stockholders, this proposal requires the affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.

Can I change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may vote again on a later date on the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the meeting will be counted), or by signing and returning a new proxy card with a later date, or by attending the meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the meeting or specifically request in writing that your prior proxy be revoked. Other than as described here, there are no limitations on your ability to revoke or change your vote. If you hold your shares in street name, you should consult your broker for information regarding how to revoke or change your vote.

Is cumulative voting permitted for the election of directors?

Our Restated Certificate of Incorporation and Amended and Restated By-laws do not permit you to cumulate your votes.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Level 3 or to third parties, except:

- As necessary to meet applicable legal requirements;
- To allow for the tabulation and certification of votes; and
- To facilitate a successful proxy solicitation.

Occasionally, stockholders provide written comments on their proxy cards, which may be forwarded to management and our Board of Directors.

Who will tabulate the vote?

Our transfer agent, Wells Fargo Shareowner Services, will tally the vote, which will be certified by an Inspector of Election who is a Level 3 employee.

Where can I find the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the Inspector of Election and published in our quarterly report on Form 10-Q for the quarter ending on June 30, 2009, which we expect to file with the U.S. Securities and Exchange Commission, or SEC, by August 10, 2009.

Am I entitled to appraisal rights?

The Board has not proposed for consideration at the Annual Meeting any transaction for which the laws of the State of Delaware entitle stockholders to appraisal rights.

Who is paying for the cost of this proxy solicitation?

Level 3 is paying the costs of the solicitation of proxies. We must pay brokerage firms and other persons representing beneficial owners of shares held in street name certain fees associated with:

- Forwarding the Notice to beneficial owners;
- Forwarding printed proxy materials by mail to beneficial owners who specifically request them; and
- Obtaining beneficial owners' voting instructions.

In addition to soliciting proxies by mail, our board members, officers and employees may solicit proxies on our behalf, without additional compensation, personally or by telephone. We will also solicit proxies by email from stockholders who are our employees or who previously requested to receive proxy materials electronically.

What is householding of Proxy Materials?

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement or the company's annual report may have been sent to multiple stockholders in your household. The company will promptly deliver a separate copy of either document to you if you write or call the company at the following address or phone number: Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021, (720) 888-1000. If you want to receive separate copies of the company's annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact the company at the above address and phone number.

What is the deadline to propose actions for consideration at the 2010 Annual Meeting of Stockholders or to nominate individuals to serve as directors?

You may submit proposals, including director nominations, for consideration at future annual meetings of stockholders.

A stockholder who would like to have a proposal considered for inclusion in our 2010 Proxy Statement must submit the proposal so that it is received by us no later than December 10, 2009. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

If a stockholder does not submit a proposal for inclusion in next year's proxy statement, but instead wishes to present it directly at the 2010 Annual Meeting of Stockholders, or the 2010 Annual Meeting, our By-laws require that the stockholder notify us in writing on or before March 20, 2010, but no earlier than February 18, 2010, for the proposal to be included in our proxy material relating to that meeting. Proposals received after March 20, 2010 will not be voted on at the 2010 Annual Meeting. In addition, such proposal must also include a brief description of the business to be brought before the 2010 Annual Meeting, the stockholder's name and record address, the number of shares of our common stock that are owned beneficially or of record by such stockholder, a description of any arrangements or understandings between the stockholder and any other person in connection with such proposal and any material interest of such stockholder in such proposal, and a representation that the stockholder intends to appear in person or by proxy at the 2010 Annual Meeting.

If the stockholder wishes to nominate one or more persons for election as a director, such stockholder's notice must also state the information described below under the caption "*REELECTION OF DIRECTORS PROPOSAL—Corporate Governance—Nominating and Governance Committee—Nominating Procedures*."

All proposals should be directed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

How can I communicate with the independent directors on Level 3's Board?

If you wish to communicate directly with the Board, a committee of the Board or with an individual director, regarding matters related to Level 3, you should send the communication to:

Level 3 Communications, Inc.
Board of Directors [or committee name or
director's name, as appropriate]
1025 Eldorado Boulevard
Broomfield, Colorado 80021

We will forward all stockholder correspondence about Level 3 to the Board, committee or individual director, as appropriate. Please note that we will not forward communications that are spam, junk mail and mass mailings, service complaints, service inquiries, new service suggestions, resumes and other forms of job inquiries, surveys, and business solicitations or advertisements.

REELECTION OF DIRECTORS PROPOSAL

At the Annual Meeting, the 13 directors that are standing for reelection will be reelected to hold office for a one-year term until the 2010 Annual Meeting, or until their successors have been elected and qualified. If any nominee shall, prior to the Annual Meeting, become unavailable for election as a director, the persons named in the accompanying form of proxy will, in their discretion, vote for that nominee, if any, as may be recommended by the Board, or the Board may reduce the number of directors to eliminate the vacancy.

Information as to Nominees

The respective ages, positions with Level 3, if any, business experience, directorships in other companies and Board committee memberships, of the nominees for election are set forth below. All information is presented as of March 14, 2009. Other than James Q. Crowe and Charles C. Miller, III, none of these directors is our employee.

Walter Scott, Jr., 77, has been the Chairman of the Board of the company since September 1979, and a director of the company since April 1964. Mr. Scott has been Chairman Emeritus of Peter Kiewit Sons', Inc. ("PKS") since the split-off in 1998. Mr. Scott is also a director of PKS, Berkshire Hathaway Inc., MidAmerican Energy Holdings Company, and Valmont Industries, Inc.

James Q. Crowe, 59, has been the Chief Executive Officer of the company since August 1997, and a director of the company since June 1993. Mr. Crowe was also President of the company from March 2008 until December 2008 and from October 1997 until July 2000. Mr. Crowe was President and Chief Executive Officer of MFS Communications Company, Inc. ("MFS") from June 1993 to June 1997. Mr. Crowe also served as Chairman of the Board of WorldCom, Inc. ("WorldCom") from January 1997 until July 1997, and as Chairman of the Board of MFS from 1992 through 1996.

R. Douglas Bradbury, 58, has been a director of the company since February 19, 2009. Mr. Bradbury has been a private investor since 2003. Mr. Bradbury served as Vice Chairman of the company from 2000 to 2003 and as Executive Vice President and Chief Financial Officer of the company from 1997 to 2000. Mr. Bradbury was previously a member of the company's Board from 1997 to 2003. Prior to joining Level 3, Mr. Bradbury was Executive Vice President and Chief Financial Officer of MFS until its purchase by WorldCom in 1996. He currently serves on the board of directors of LodgeNet Interactive Corporation, a leading provider of media and connectivity solutions designed to meet the needs of hospitality, healthcare and other guest-based businesses.

Douglas C. Eby, 49, has been a director of the company since August 2007. Mr. Eby has been chairman and CEO of TimePartners LLC, an investment advisory firm since 2004. Prior to that, from April 1997 until September 2007, Mr. Eby was President of Torray LLC, a registered investment advisory firm, having joined Torray LLC in 1992. Mr. Eby is also a member of the Board of Directors of Markel Corporation, a specialty insurance company, Realty Finance Corporation, a commercial real estate specialty finance company, and Suburban Healthcare System. Since July 2007, Mr. Eby is also a member of the board and was previously Chairman of the Boys and Girls Clubs of Greater Washington, D.C. Mr. Eby is a member of the Audit Committee.

Admiral James O. Ellis, Jr., U.S. Navy (ret.), 61, has been a director of the company since March 2005. Since May 2005, Admiral Ellis became the president and chief executive officer of the Institute of Nuclear Power Operations or INPO, a nonprofit corporation established by the nuclear utility industry in 1979 to promote the highest levels of safety and reliability in the operation of nuclear electric generating plants. Admiral Ellis most recently served as Commander, U.S. Strategic Command in Omaha, Nebraska, before retiring in July 2004 after 35 years of service in the U.S. Navy, as Commander of the Strategic Command. In his Naval career, he held numerous commands. A graduate of the U.S. Naval Academy, he also holds M.S. degrees in Aerospace Engineering from the Georgia Institute of Technology and in Aeronautical Systems from the University of West Florida. He served as a Naval aviator and was a graduate of the U.S. Naval Test Pilot School. Admiral Ellis is also a member of the Board of Directors of Lockheed Martin Corporation, a global security company and Inmarsat PLC, an owner and operator of geostationary satellites from which a wide range of voice and high-speed data services are provided. Admiral Ellis is the Chairman of the Nominating and Governance committee.

Richard R. Jaros, 57, has been a director of the company since June 1993 and served as President of the company from 1996 to 1997. Mr. Jaros has been a private investor for more than the past five years. Mr. Jaros served as Executive Vice President of the company from 1993 to 1996 and Chief Financial Officer of the company from 1995 to 1996. He also served as President and Chief Operating Officer of CalEnergy from 1992 to 1993. Mr. Jaros is the Chairman of the Compensation Committee.

Robert E. Julian, 69, has been a director of the company since March 1998. Mr. Julian has been a private investor for more than the past five years. From 1992 to 1995 Mr. Julian served as Executive Vice President and Chief Financial Officer of the company. Mr. Julian is a member of the Audit Committee.

Michael J. Mahoney, 58, has been a director of the company since August 2007. Mr. Mahoney has been a private investor since March 2007. From 2000 until March 2007, Mr. Mahoney was the president and chief executive officer of Commonwealth Telephone Enterprises. Prior to that, from 1997 until 2000, Mr. Mahoney was president and chief operating officer of RCN Corporation. Mr. Mahoney also served as president and chief operating officer of C-TEC Corporation from 1993 until 1997. Mr. Mahoney is a member of the Board of Trustees of Wilkes University. Mr. Mahoney is a member of the Compensation Committee.

Charles C. Miller, III, 56, has been Vice Chairman and Executive Vice President of the company since February 2001. Mr. Miller has also been a director of the company since February 19, 2009. Mr. Miller was previously a director of the company from February 2001 until May 2004. Prior to joining the company, Mr. Miller was President of BellSouth International, a subsidiary of BellSouth Corporation from 1995 until December 2000. Prior to that, Mr. Miller held various senior level officer and management position at BellSouth from 1987 until 1995.

Arun Netravali, 62, has been a director of the company since April 2003. Mr. Netravali is currently the managing partner of OmniCapital Group LLC, a venture capital firm since November 2004. Mr. Netravali was a private investor from April 2003 until November 2004. Prior to that, Mr. Netravali was Chief Scientist for Lucent Technologies, working with academic and investment communities to identify and implement important new networking technologies from January 2002 to April 2003. Prior to that position, Mr. Netravali was President of Bell Labs as well as Lucent's Chief Technology Officer and Chief Network Architect from June 1999 to January 2002. Bell Labs serves as the research and development organization for Lucent Technologies. Mr. Netravali is a director of LSI Corporation, a leading provider of innovative silicon, systems and software technologies. Mr. Netravali is a member of the Compensation Committee.

John T. Reed, 65, has been a director of the company since March 2003. Mr. Reed has been a private investor since February 2005. Mr. Reed is also a director and Chairman of the Audit Committee of First National Nebraska, Inc. and a director and a member of the Audit, Nominating, Investment and Compensation committees of Investors Real Estate Trust, a real estate investment trust. Mr. Reed is also Chairman-Elect of Boys Town, located in Boys Town, Nebraska. Mr. Reed was Chairman of HMG Properties, the real estate investment banking joint venture of McCarthy Group, Inc. from 2000 until February 2005. Prior to that, he was Chairman of McCarthy & Co., the investment banking affiliate of McCarthy Group. Prior to joining McCarthy Group in 1997, Mr. Reed spent 32 years with Arthur Andersen LLP. Mr. Reed is the Chairman of the Audit Committee and a member of the Nominating and Governance Committee.

Michael B. Yanney, 75, has been a director of the company since March 1998. He has served as Chairman of the Board of The Burlington Capital Group, LLC (formerly known as America First Companies L.L.C.) for more than the last five years. Mr. Yanney also served as President and Chief Executive Officer of The Burlington Capital Group, LLC. Mr. Yanney is a member of the Nominating and Governance Committee.

Dr. Albert C. Yates, 67, has been a director of the company since March 2005. Dr. Yates retired after 13 years as president of Colorado State University in Fort Collins, Colorado in June 2003. He was also chancellor of the Colorado State University System until October 2003, and is a former member of the board of the Federal Reserve Board of Kansas City-Denver Branch and the board of directors of First Interstate Bank and Molson Coors Brewing Company. He currently serves as a director of Guaranty Bancorp, a bank holding company that operates 34 branches in Colorado through a single bank, Guaranty Bank and Trust Company, and StarTek, Inc., a leading provider of high value business process outsourcing services to the communications industry. Dr. Yates is a member of the Compensation Committee.

Our Corporate Governance Guidelines provide that a director should not be nominated to a new term if he would be over age 73 at the time of the election, however, this limitation may be waived by the Board if the Board feels to do so would be in the interests of the company. Each of Messrs. Scott and Yanney are being nominated for reelection at the 2009 Annual Meeting as a director although Mr. Scott has already reached age 77 and Mr. Yanney has already reached age 75. Mr. Scott has been a Level 3 director since 1964 and Mr. Yanney has been a Level 3 director since 1998. Each has demonstrated tremendous energy and commitment to his Level 3 Board service. Messrs. Scott's and Yanney's knowledge and understanding of Level 3's business and their significant years of leadership for Level 3 are important to the Board in fulfilling its obligations to the stockholders. The Board has determined that it is in the interest of the company that each of Messrs. Scott and Yanney stand for reelection as a Level 3 director.

The Board unanimously recommends a vote FOR the nominees named above.

Corporate Governance

We adopted Corporate Governance Guidelines that address the governance activities of the Board and include criteria for determining the independence of the members of our Board. These guidelines are in addition to the requirements of the Securities and Exchange Commission and The NASDAQ Stock Market. The Guidelines also include requirements for the standing committees of the Board, responsibilities for Board members and the annual evaluation of the Board's and its committees' effectiveness. The Corporate Governance Guidelines are available on our website at *www.level3.com*. At any time that these guidelines are not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

Although we include references to our website, any information that is included in our website is not part of this Proxy Statement.

Independence

The Board also evaluates the independence of each director in accordance with applicable laws and regulations and its Corporate Governance Guidelines. Based on the recommendation of our Nominating and Governance Committee, the Board has determined that the following directors are "independent" as required by applicable laws and regulations, by the listing standards of The NASDAQ Stock Market and by the Board's Corporate Governance Guidelines: R. Douglas Bradbury, Douglas C. Eby, Admiral James O. Ellis, Jr., Richard R. Jaros, Robert E. Julian, Michael J. Mahoney, Arun Netravali, John T. Reed, Walter Scott, Jr., Michael B. Yanney and Dr. Albert C. Yates. The Board has also concluded that the members of each of the Audit, Compensation and Nominating and Governance committees are "independent" in accordance with these same standards.

Code of Ethics

We adopted a code of ethics that complies with the standards mandated by the Sarbanes-Oxley Act of 2002. The complete code of ethics is available on our website at *www.level3.com*. At any time that the code of ethics is not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021. Any information that is included in the Level 3 website is not part of this Proxy Statement. If we amend the code of ethics, or grant any waiver from a provision of the code of ethics that applies to our executive officers or directors, we will publicly disclose such amendment or waiver as required by applicable law, including by posting such amendment or waiver on our website at *www.level3.com* or by filing a Current Report on Form 8-K.

Stockholder Communications with Directors

A stockholder who wishes to communicate directly with the Board, a committee of the Board or with an individual director, regarding matters related to Level 3 should send the communication to:

Level 3 Communications, Inc.
Board of Directors [or committee name or
director's name, as appropriate]
1025 Eldorado Boulevard
Broomfield, Colorado 80021

We will forward all stockholder correspondence about Level 3 to the Board, committee or individual director, as appropriate. Please note that we will not forward communications that are spam, junk mail and mass mailings, service complaints, service inquiries, new service suggestions, resumes and other forms of job inquiries, surveys, and business solicitations or advertisements.

Board of Directors' Meetings

The Board had a total of seven meetings in 2008. In 2008, no director attended less than 75% of the meetings of the Board and the meetings of the committees of which he was a member. In addition, the non-management directors met without any management directors or employees present four times during 2008. Mr. Scott, the Chairman of the Board, chairs these meetings.

Although we do not have a formal policy, it is expected that our Board members will attend our annual meetings. All of our Board members attended our 2008 Annual Meeting of Stockholders, with the exception of Robert E. Julian.

Section 16(a) Beneficial Ownership Reporting Compliance

Except as described below, to our knowledge, no person that was a director, executive officer or beneficial owner of more than 10% of the outstanding shares of our common stock failed to timely file all reports required under Section 16(a) of the Securities Exchange Act of 1934. With respect to ten open market purchases of our 6% Convertible Subordinated Notes due 2010, our director, Robert E. Julian, did not timely file a Form 4 to report those transactions.

Audit Committee

The Audit Committee is responsible for appointing, setting compensation for, and overseeing the work of our independent registered public accounting firm. The Audit Committee reviews the services provided by our independent registered public accounting firm, consults with the independent registered public accounting firm and reviews the need for internal auditing procedures and the adequacy of internal controls. The members of the Audit Committee are John T. Reed (Chairman), Douglas C. Eby and Robert E. Julian. In addition, Albert C. Yates was a member of the Audit Committee until August 2008, when he was replaced by Mr. Eby. The Board has determined that the members of the Audit Committee are independent within the meaning of the listing standards of The NASDAQ Stock Market. The Board has determined that Mr. Reed, Chairman of the Audit Committee, qualifies as a "financial expert" as defined by the SEC. In making the determination, the Board considered Mr. Reed's credentials and financial background and found that he was qualified to serve as the "financial expert." The Audit Committee met five times during 2008.

The Audit Committee has chosen KPMG LLP as our registered independent public accounting firm for 2009. As part of its responsibilities, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent registered public accountants in order to assure the public accountant's independence. The Audit Committee has adopted a pre-approval process with respect to the provision of audit and non-audit services to be performed by KPMG LLP. This pre-approval process requires the Audit Committee to review and approve all audit services and permitted non-audit services to be performed by KPMG LLP. Pre-approval fee levels for all services to be provided by KPMG LLP are established annually by the Audit Committee. Audit services are subject to specific pre-approval while audit-related services, tax services and all other services may be granted pre-approvals within specified categories. Any proposed services exceeding these levels require specific pre-approval by the Audit Committee. Additionally, the Audit Committee may delegate either type of pre-approval authority to one or more of its members. A report, for informational purposes only, of any pre-approval decisions made by a single member of the Audit Committee is made to the full Audit Committee on at least a quarterly basis. One hundred percent of the services that required pre-approval by the Audit Committee received that approval.

One or more representatives of KPMG LLP will be present at the Annual Meeting. Although they will not make a statement at the meeting, they will be available to answer appropriate questions.

The Audit Committee operates pursuant to a written charter. A copy of the Audit Committee's charter is available on our website at *www.level3.com*. A copy of the Audit Committee's 2008 Report is included as Annex 1.

Compensation Committee

The Compensation Committee is responsible for overseeing our compensation strategy and policies to allow us to attract key employees and to determine that employees are rewarded appropriately for their contributions, that employees are motivated to achieve our objectives, that key employees are retained, and that such strategy and policies support our objectives, including the interests of our stockholders. The Compensation Committee also approves the salaries, bonuses and other compensation for all executive officers, and reviews and recommends to the full Board the compensation and benefits for non-employee directors. The members of the Compensation Committee are Richard R. Jaros (Chairman), Michael J. Mahoney, Arun Netravali and Dr. Albert C. Yates. In addition, Robert E. Julian was a member of the Compensation Committee until August 2008, when he was replaced by Mr. Mahoney and Dr. Yates. The Board has determined that the members of the Compensation Committee are independent within the meaning of the listing standards of The NASDAQ Stock Market. The Compensation Committee met five times in 2008.

Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation are addressed in the Compensation Discussion and Analysis below. In addition, the Compensation Committee's report follows at the end of the Compensation Discussion and Analysis. The Compensation Committee operates pursuant to a written charter. A copy of the Compensation Committee's charter is available on our website at *www.level3.com*.

Compensation Committee Interlocks and Insider Participations

None of the members of the Compensation Committee is currently an officer or employee of the company. Until 1997, Mr. Jaros was an officer of the company.

Nominating and Governance Committee

The Nominating and Governance Committee provides oversight and guidance to the Board to ensure that the membership, structure, policies, and practices of the Board and its committees facilitate the effective exercise of the Board's role in the governance of the company. The Committee (i) reviews and evaluates the policies and practices with respect to the size, composition, independence and functioning of the Board and its committees (ii) reflects those policies and practices in our Corporate

Governance Guidelines, (iii) and evaluates the qualifications of, and recommends to the full Board, candidates for election as directors. The members of the Nominating and Governance Committee are Admiral James O. Ellis, Jr. (Chairman), John T. Reed and Michael B. Yanney. The Board has determined that the members of the Nominating and Governance Committee are independent within the meaning of the listing standards of The NASDAQ Stock Market. The Nominating and Governance Committee met two times in 2008.

The Nominating and Governance Committee operates pursuant to a written charter. A copy of the Nominating and Governance Committee's charter is available on our website at *www.level3.com.*

Nomination Procedures

In exploring potential candidates for director, the Nominating and Governance Committee considers individuals recommended by members of the committee, other directors, members of management, and stockholders or self-nominated individuals. The committee is advised of all nominations that are submitted to us and determines whether it will further consider the candidates using the criteria described below.

In order to be considered, each proposed candidate must:

- be ethical;
- have proven judgment and competence;
- have professional skills and experience in dealing with a large, complex organization or in dealing with complex issues that are complementary to the background and experience represented on the Board and that meet our needs;
- have demonstrated the ability to act independently and be willing to represent the interests of all stockholders and not just those of a particular philosophy or constituency; and
- be willing and able to devote sufficient time to fulfill his/her responsibilities to Level 3 and its stockholders.

After the Nominating and Governance Committee has completed its evaluation, it presents its recommendation to the full Board for its consideration and approval. In presenting its recommendation, the committee also reports on other candidates who were considered but not selected.

We will report any material change to this procedure in a quarterly or annual filing with the SEC and any new procedure will be available on our website at *www.level3.com.*

Our By-laws require that a stockholder who wishes to nominate an individual for election as a director at our Annual Meeting of Stockholders must give us advance written notice not less than 60 days prior to the anniversary date of the prior year's Annual Meeting of Stockholders and not more than 90 days prior to the anniversary date of the prior year's Annual Meeting of Stockholders, in connection with next year's Annual Meeting of Stockholders and must be a stockholder of record on the date of the giving of the required notice and on the record date for the determination of stockholders entitled to vote at that meeting.

The stockholder's notice must provide as to each person whom the stockholder proposes to nominate for election as a director:

- the name, age, business address and residence address of the person;
- the principal occupation or employment of the person;

- the class or series and number of shares of our capital stock that are owned beneficially or of record by the person; and
- any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

In addition, as to the stockholder giving the notice, the stockholder must indicate:

- the name and record address of such stockholder;
- the class or series and number of shares of our capital stock that are owned beneficially or of record by such stockholder;
- a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names and addresses) pursuant to which the nominations(s) are to be made by such stockholder;
- a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and
- any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

This notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. All notices must be delivered or mailed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis describes the material elements of compensation for our executive officers identified in the Summary Compensation Table whom we refer to as our Named Executive Officers. The Compensation Committee of the Board or the Compensation Committee makes all final decisions for the total direct compensation—that is, the base salary, bonus and stock based long-term incentive awards—of our Named Executive Officers, including James Q. Crowe, our Chief Executive Officer. The Compensation Committee also makes all award level decisions for the stock based long-term incentive awards of our executive officers who are not Named Executive Officers.

The day-to-day design and administration of savings, health, welfare and paid time-off plans and policies applicable to our employees in general and our Named Executive Officers are handled by teams of our Human Resources, Finance and Legal Department employees. The Compensation Committee (and in certain cases the entire Board) remains responsible for certain fundamental changes to these plans and policies outside of the day-to-day administrative requirements.

Compensation Philosophy

Core Beliefs. We believe that our success depends in large part on our ability to attract and retain qualified employees.

As part of our efforts to satisfy the need to attract, retain and motivate the individuals who possess the skills necessary to grow our business, management and our Compensation Committee believe that our compensation programs should reflect our compensation philosophy. This philosophy includes the following core beliefs:

- our compensation principles are broad based and intended to be appropriate across the business and to provide all employees with the opportunity to participate in compensation programs based on the value that they help to create;
- our employees should be rewarded fairly and competitively through a mix of base salary, short and long-term incentives, benefits, career growth and development opportunities and a work environment that allows our employees to achieve results;
- our compensation programs should be flexible in order to meet the needs of our business and are reviewed as appropriate by our Compensation Committee;
- employee ownership demonstrates an economic stake in our business that aligns employees' interests with those of our stockholders;
- our employees should share with our investors in the value that our employees' results help to create;
- our compensation programs should be based heavily on creating long-term value, which we believe is best measured by stock price performance;
- our compensation programs are supported by an effective performance review and management process; and
- we provide an above-market total compensation opportunity for exceeding expected performance.

While these core beliefs reflect our compensation philosophy, during 2008 the Compensation Committee's evaluation of the shorter term aspects of our compensation programs was influenced by its and our senior management's assessment of the current uncertainty in the global economy and the financial markets.

Short-Term Rewards. We believe that short-term financial rewards alone are not sufficient to attract and retain our Named Executive Officers and that a properly designed long-term compensation program is a necessary component of recruitment and retention of these individuals. Our philosophy is to pay annual cash salary compensation that is competitive and a performance-based cash bonus that in some cases can be above market for performance that exceeds the goals set by the Compensation Committee. In addition, our Named Executive Officers may, from time to time, receive additional cash bonus compensation related to that individual's contribution to results achieved under special initiatives or programs or that individual's contribution to extraordinary results.

Long-Term Rewards. We also believe that a critical component of our compensation philosophy is having the ability to provide appropriate incentives to employees through a long-term incentive program that is tied to stock price performance. We currently have a long-term incentive or LTI program that provides for two types of equity awards. The first type of equity vehicle is a stock-indexed security referred to as an outperform stock appreciation unit or OSO, which is administered under our 1995 Stock Plan, as amended. The second type of equity award is restricted stock units or RSUs, the restrictions on which lapse over a period of years, depending on the participant's continued employment and the terms of the specific grant.

Assessment of Risk. The Compensation Committee believes that the short-term component of our Named Executive Officers' compensation, that is, annual cash incentive, does not encourage unnecessary or excessive risk taking by these executives. Although each executive officer is eligible to receive a cash bonus under our cash bonus program, the payment of a bonus to any individual or the officers as a group is entirely at the discretion of our Compensation Committee.

The Compensation Committee also believes that our LTI program does not encourage our executives to take unnecessary or excessive risks. In the Compensation Committee's view, the vesting schedule for our RSUs and the three-year cliff vesting feature of our OSOs serve as an incentive for our Named Executive Officers to remain with us and to focus their efforts on all elements of our performance that influence long-term common stock price appreciation. We believe that vesting requirements over a three-year or four-year period for the RSUs and three-years for the OSOs encourage our executives to avoid short-term actions that are to our long-term detriment.

Background Information

For the past several years, our Named Executive Officers have included our Chief Executive Officer, our Chief Financial Officer, our President and Chief Operating Officer, our Vice Chairman and Executive Vice President and our Executive Vice President, Chief Legal Officer and Secretary. Kevin J. O'Hara, who was our President and Chief Operating Officer departed the company in March 2008, and John Neil Hobbs, Executive Vice President, Operations, assumed many of Mr. O'Hara's responsibilities. In connection with Jeffrey K. Storey joining us as our President and Chief Operating Officer in December 2008, Mr. Hobbs also departed the company. As a result of these departures and Mr. Storey having joined the company at the very end of 2008, consistent with the SEC's rules, Mr. Eric J. Mortensen, our Senior Vice President and Controller, is included as a Named Executive Officer for 2008. Also consistent with the SEC's rules, the information in this discussion as well as the compensation tables that follow also includes information with respect to Mr. O'Hara and Mr. Hobbs. We expect that Mr. Storey will be a Named Executive Officer for 2009.

Role of the Executive Officers

As stated above, the Compensation Committee makes all final decisions for the total direct compensation of our Named Executive Officers. Mr. Crowe recommended to the Compensation Committee adjustments from the prior year's base salary, bonus target and long-term incentive awards for each Named Executive Officer, other than himself and Mr. Mortensen. Mr. Patel, as

Mr. Mortensen's direct supervisor, determined Mr. Mortensen's base salary, bonus target and long-term incentive awards, all of which were reviewed and ratified by the Compensation Committee.

The Compensation Committee retained Frederick W. Cook & Co., Inc. as its independent compensation consultant for its 2008 compensation determinations. In addition to providing information and analysis to the Compensation Committee, Frederick W. Cook also provides the same information and analysis to Mr. Crowe, which in part informs his recommendations. Mr. Crowe is also provided analyses that inform his recommendations by Mr. Thomas C. Stortz, Executive Vice President, Chief Legal Officer and Secretary and Ms. Cathleen Chambliss, Senior Vice President responsible for compensation and benefits in our Human Resources Department. Mr. Stortz, as part of his duties, is the senior executive responsible for human resources matters. The Compensation Committee can exercise its discretion to modify any recommendations provided by any member of management, including Mr. Crowe.

The Compensation Committee determines Mr. Crowe's total direct compensation including salary, bonus and LTI award levels.

Setting Executive Compensation

Based on our compensation philosophy and objectives, the Compensation Committee has structured our annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve our business goals and reward the executives for achieving these goals. Compensation decisions for our Named Executive Officers generally take place in February. At this time, the Compensation Committee determines:

- the base salary for the current year;
- the long-term incentive award levels for the award year;
- whether any bonus compensation will be paid for the recently completed year based upon our results as compared to the bonus program's goals and objectives; and
- the goals and objectives for the bonus program for the current year.

For additional information relating to the Compensation Committee's decisions for 2008, please see the more detailed discussion below under the caption "*—2008 Executive Compensation Components.*"

The Compensation Committee has observed that while we have historically competed for executive talent most often with technology companies, more recent experiences indicate that we are now competing regularly with other communications companies. Based on our experience to date, the Compensation Committee determined to continue to reference a compensation peer group that is comprised of a set of technology companies, or a Technology Company Peer Group. However, given the more recent observations that we compete with communications companies for executive talent, as well as the use by one or more institutional investors of a communications company peer group in assessing our performance, the Compensation Committee determined to also use a compensation peer group that includes a set of communications companies or a Communications Company Peer Group. The Compensation Committee uses both peer groups as additional sources of information in reviewing compensation decisions and overall compensation program design for our senior executives, including the Named Executive Officers.

The following companies are included in our Technology Company Peer Group:

Affiliated Computer Services, Inc.	Fiserv, Inc.	LSI Logic Corporation
Akamai Technologies, Inc.	Jabil Circuit, Inc.	Molex Incorporated
Autodesk, Inc.	JDS Uniphase Corporation	National Semiconductor Corporation
BMC Software, Inc.	Juniper Networks, Inc.	NCR Corporation
Citrix Systems, Inc.	KLA-Tencor Corporation	Novellus Systems, Inc.
QLogic Corporation	Tellabs, Inc.	VeriSign, Inc.
Computer Sciences Corporation	Lexmark International, Inc.	Xilinx, Inc.

Akamai Technologies, Inc. was added to the group for 2008. In addition, Altera Corporation was removed because it was concluded that it was no longer a comparable company and Avaya Inc. was removed because it is no longer a public company.

The following companies are included in our Communications Company Peer Group:

Alltel Corporation	Qwest Corporation
American Tower Corporation	SBA Communications Corporation
CenturyTel, Inc.	Sprint Nextel Corp.
Crown Castle International Corp.	Telephone and Data Systems, Inc.
Embarq Corporation	tw telecom inc.
Frontier Communications Corporation	United States Cellular Corporation
Global Crossing Limited	Windstream Corporation
NII Holdings, Inc.	

Four companies, Embarq Corporation, Global Crossing Limited, tw telecom inc. and Windstream Corporation were added to this peer group for 2008.

With respect to compensation program design decisions affecting our Named Executive Officers that are effective for 2008, the Compensation Committee used as a guideline a comparison of each element of total compensation against both the Technology Company Peer Group and the Communications Company Peer Group.

The following information with respect to the companies in the Technology Company Peer Group, including Level 3, is presented for comparison purposes. October 10, 2008, was the date of Frederick W. Cook's report to the Compensation Committee for 2008.

As of December 31, 2007	As of October 10, 2008
• 23 companies included in the peer group	• 22 companies included in the peer group
• our 2007 revenues were the eighth highest	• our most recent four quarter revenues were the seventh highest
• our 2007 operating income was the 23rd highest, as all but two of the other companies in this peer group have positive operating income	• our most recent four quarter EBITDA was the fourth highest
• our number of employees was the tenth highest	• our number of employees was the 11th highest
• our market capitalization was the 14th highest	• our market capitalization was the 17th highest
• our enterprise value was the 3rd highest	• our enterprise value was the 2nd highest

The following information with respect to the companies in the Communications Company Peer Group, including Level 3, is presented for comparison purposes.

As of December 31, 2007	As of October 10, 2008
• 11 companies included in the peer group	• 15 companies included in the peer group
• our 2007 revenues were the fourth highest	• our most recent four quarter revenues were the fifth highest
• our 2007 operating income was the 11th highest, as all of the other companies in this peer group have positive operating income	• our most recent four quarter EBITDA was the eleventh highest
• our number of employees was the sixth highest	• our number of employees was the 8th highest
• our market capitalization was the 8th highest and	• our market capitalization was the 12th highest and
• our enterprise value was the fifth highest	• our enterprise value was the seventh highest

During 2007, the Compensation Committee established LTI award levels for a 12 month period beginning April 1 and continuing to March 31 of the subsequent year. For purposes of this Compensation Discussion and Analysis, we refer to this 12 month period for LTI awards as an Award Year.

In February 2008, the Compensation Committee determined that the use of both outperform stock appreciation units or OSOs and restricted stock units or RSUs would be continued for the 2008 Award Year—that is, the period from April 1, 2008 until March 31, 2009. We continue to believe that a blended long-term incentive equity program that combines the use of OSOs and RSUs allows us to accomplish several of our compensation philosophy objectives that are described in detail above, including providing an "outperformance" element through the OSO grants that is balanced by the retention element provided by RSUs. For the 2008 Award Year, the Compensation Committee determined in February 2008 that the number of awards for OSOs would be a fixed amount awarded on a monthly basis and the number of RSUs would be a fixed amount awarded on a quarterly basis.

To determine the annual long-term incentive program award pool for all participants in the RSU and OSO award programs during the 2008 Award Year, including the Named Executive Officers, in February 2008 the Compensation Committee used, as a guideline, the Shareholder Value Transfer methodology. The Shareholder Value Transfer methodology analyzes, as of the date of determination of the pool, the aggregate fair value or expense of long-term incentive awards as a percent of the issuer's total market capitalization. This percentage is calculated on a gross basis, without taking into account cancellations and forfeitures of awards. The Compensation Committee uses the Shareholder Value Transfer methodology in part because:

- the Compensation Committee believes that this methodology is effective in determining the economic trade-offs between different grant types—such as stock options versus restricted stock units;
- this methodology has the benefit of limiting the effect of stock price fluctuations on year-to-year grant levels—which under other methodologies could result in more shares being awarded when the common stock price is low and less shares being awarded when the common stock price is high; and
- certain third party research firms use this methodology to formulate their recommendation as to whether stockholders should approve or reject the authorization of shares of common stock to be issued under a stock-based long-term incentive plan.

The percentage used by the Compensation Committee in February 2008 as a guideline was approximately 1.27% of our market capitalization, which percentage the Compensation Committee concluded was appropriate. We note that this amount may not represent the ultimate value actually delivered to the individual recipients over time. The Compensation Committee used as a guideline to inform its decision the fact that the median three year gross Shareholder Value Transfer percentage was 1.31% for the Technology Company Peer Group.

The award level for each Named Executive Officer for the 2008 Award Year was determined by the Compensation Committee, using as a guideline, competitive data from both peer groups, as well as the individual's job position, responsibilities and prior performance. For additional information relating to the terms of both the OSOs and the RSUs, please see the more detailed discussion below under the caption "*—2008 Executive Compensation Components—Stock Awards.*" The Compensation Committee will continue to review the effectiveness of our long-term incentive program in light of both changing market conditions and the changing complexion of our business and workforce.

Summary

Overall, for 2008, the base salaries we paid to our Named Executive Officers were at the 75th percentile of our Technology Company Peer Group with the exception of Mr. Crowe, whose base salary was at the median, and between the median and the 75th percentile for the Communications Company Peer Group for all Named Executive Officers. Variations generally relate to the experience level of the individual and the fact that roles for a participating title may not match particularly well company to company. Our analysis indicated that for our Named Executive Officers, our 2008 total target for direct compensation (including bonus and equity compensation valued at the date of grant) is at levels that are at or below the median of compensation actually paid to similarly situated executives of the companies comprising the Technology Company Peer Group and the Communications Company Peer Group. Comparison information to our peer groups is provided to show the information that the Compensation Committee reviewed to inform its decisions. This information was not used as a target or for benchmarking purposes.

A significant percentage of total compensation for our Named Executive Officers is allocated to bonus and equity compensation as a result of the philosophy and objectives described above. We do not have a pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Compensation Committee reviews information provided by its outside consultant as well as Mr. Crowe, Mr. Stortz, Ms. Chambliss and Mr. Patel, to determine the appropriate level and mix of base and incentive compensation. We also incorporate flexibility into our compensation programs and the assessment process to respond to and adjust for the evolving business and economic environment. Ultimately, however, the Compensation Committee exercises its full discretion to determine the allocation between cash and non-cash or short-term and long-term incentive compensation.

2008 Executive Compensation Components

Background Information

For the fiscal year ended December 31, 2008, the principal components of compensation for the Named Executive Officers were:

- base salary;
- discretionary cash bonuses; and
- long-term equity incentive compensation.

Our compensation elements simultaneously fulfill one or more of our compensation philosophy goals and objectives.

Our base salary and bonus decisions are designed to reward annual achievements and to be commensurate with the executive's scope of responsibilities, demonstrated leadership abilities, and management experience and effectiveness. Our other elements of compensation—in particular our long-term incentive program—focus on motivating and challenging the executive to achieve superior, longer-term, sustained results.

Our Compensation Committee initially evaluates the performance of our Named Executive Officers, other than Mr. Mortensen, as a team in meeting our overall corporate goals and objectives when determining salary, bonus and equity compensation. Individual performance targets or performance measures are not set for these Named Executive Officers. The determination of any payouts is in the full discretion of the Compensation Committee. The exercise of that discretion is informed by, among other things, the Compensation Committee's assessment of the executive team's overall performance in meeting our corporate goals and objectives.

After the overall team assessment is completed, individual decisions are driven by a subjective assessment of the individual's role in contributing to the executive team's collective performance during the year. Based on Mr. Crowe's subjective view of the relative contribution to the team's overall performance of the other Named Executive Officers who report directly to him, he provides to the Compensation Committee his recommendations for those individual's base salary and short- and long-term incentive compensation. Mr. Crowe develops his recommendations by first applying his judgment to determine an appropriate distribution of base salary and incentive compensation among the Named Executive Officers. He then makes adjustments based on his subjective view of the individual's contribution based on the individual's role and/or whether the distribution is equitable. Mr. Crowe's recommendations, however, are not made by way of an assessment of the Named Executive Officers' performance using set individualized targets or performance measures. With respect to Mr. Crowe, the Compensation Committee establishes the base salary level and incentive compensation amounts.

For Mr. Mortensen, the Compensation Committee ratified the determination of Mr. Mortensen's base salary and his discretionary cash bonus, which was determined by Mr. Patel's assessment of Mr. Mortensen's performance during 2008.

Base Salary

We provide our Named Executive Officers with base salary to compensate them for services rendered during the year. These base salaries are based on experience, skills, job responsibilities and individual contribution, with reference to base salary levels of executives in the relevant market as guided by our compensation peer groups that our Compensation Committee is using from time to time. Salary levels are typically considered annually as part of our performance review process as well as upon a promotion or other change in job responsibility. The Compensation Committee makes reasoned subjective determinations as to merit based increases to salaries for the Named Executive Officers based on the items described above.

Bonus

Our cash bonus program is designed to reward our executives for the achievement of short-term financial and business goals. Although each executive officer is eligible to receive a bonus under our cash bonus program, the paying of a bonus to any individual or the officers as a group is entirely at the discretion of our Compensation Committee. The Compensation Committee may choose to pay a bonus or not, and decide on the actual level of the payment, in light of all relevant factors after completion of the fiscal year. For Mr. Mortensen, the same explanation applies, however, Mr. Patel determined Mr. Mortensen's bonus for 2008, which was subsequently ratified by the Compensation Committee.

In February 2008, our Compensation Committee determined the 2008 business goals and objectives for the bonus program for our senior executives, which includes our Named Executive Officers. We refer to this program as the Executive Bonus Program. The business objectives included certain financial and strategic goals. Bonus target amounts remained unchanged from 2007. Bonuses for 2008 did not have a minimum payout or maximum cap.

Our Compensation Committee does not establish targets that if met by the Named Executive Officer or Officers automatically results in the payment of a bonus, or a portion of a bonus, to that individual or individuals. Instead, the Compensation Committee considers the meeting of a specific objective or goal as one factor that contributes to the exercise of the Compensation Committee's discretion to pay a bonus. While the Compensation Committee may indicate particular measures or milestones the achievement of which it will consider in the exercise of its discretion, these measures or milestones are not intended as specific targets. It is the Compensation Committee's assessment of these measures or objectives after completion of the year—in addition to the Compensation Committee's assessment of the other factors that are described elsewhere in this Compensation Discussion and Analysis—that inform the Compensation Committee's exercise of its discretion in paying a bonus or the ratification of a bonus in the case of Mr. Mortensen.

In addition, while goals and targets may be set, actual payout is determined by the Compensation Committee taking into account additional activities such as mergers, acquisitions, divestitures and capital markets activities, prevailing market and economic conditions and the subjective assessment of individual performance. Where performance is above the targeted level of performance, the Compensation Committee may elect to pay a bonus above the range of expected payouts. Performance goals are generally assigned a weighting which is not absolute in its application, but serves as a guideline to inform the Compensation Committee's determination of the bonus payment level. Ultimately, the Compensation Committee retains full discretion to adjust bonus payouts to prevent inappropriate results, taking into account the overall context of our results so that bonuses are neither too low nor too high.

Using the design principles described above for our Executive Bonus Program, in February 2008 the Compensation Committee set the following 2008 goals and objectives for the Executive Bonus Program, some of which were given more significant weighting than others:

- *Meet overall 2008 financial goals.* Performance against this goal is measured against 2008 budget targets, with substantial overweighting on achievement of Sustainable Free Cash Flow targets. We defined Sustainable Free Cash Flow as Adjusted EBITDA, less capital expenditures, less the average net cash interest expense for the trailing four quarters, plus/less average working capital for the trailing four quarters;

- *Achieve and maintain targeted levels of service management.* Performance against this goal is based on an assessment of the company's network reliability metrics as well as the "mean time to restore," which is an industry concept that measures how quickly we are able to restore a service after the customer or the network experiences an outage. The network reliability metrics as well as the mean time to restore metrics vary based on the type of service in question; and

- *Ensure the company attracts and retains an appropriate workforce.* Performance against this goal is measured by an assessment of employee turnover rate and employee satisfaction.

From time to time during the course of the year, the Compensation Committee reviews the business goals and objectives for the Executive Bonus Program that are then in effect to confirm that these goals and objectives remain appropriate. The Compensation Committee therefore reserves the right to make adjustments during the year to the goals and objectives or the relative weighting assigned to the goals and objectives. However, no changes were made during 2008 to the goals and objectives that are described above for the 2008 Executive Bonus Program.

Stock Awards

Background. Our Compensation Committee also believes that a critical component of our compensation philosophy is having the ability to provide appropriate incentives to employees through a long-term incentive program that is tied to stock price performance. Our current LTI program provides for two types of equity awards. The first type of equity award is a stock-indexed security referred to as an outperform stock appreciation right or OSO, which is administered under our 1995 Stock Plan, as amended. The second type of equity award is restricted stock units or RSUs, the restrictions on which lapse over a period of years, depending on the participant's continued employment and the terms of the specific grant, which is also administered under the 1995 Stock Plan, as amended. We believe that a blended equity vehicle of OSOs and RSUs allows us to accomplish several objectives, including providing an "outperformance" element through the OSO grants that is balanced by the retention element provided by RSUs. As discussed above, to determine the annual LTI program award pool for all participants in the RSU and OSO award programs for the 2008 Award Year, in February 2008 the Compensation Committee continued to use as a guideline the Shareholder Value Transfer methodology.

OSOs. OSOs are currently designed to provide recipients of the awards with the incentive to maximize stockholder value and to reward recipient employees only when the price of our common stock outperforms the S&P 500® Index between the date of grant and the date that the OSO is settled. OSOs granted in 2008 vest 100% on the third anniversary of the date of the award and will fully settle on that date. Recipients of these OSOs will not be able to voluntarily exercise the OSOs as they will settle automatically with value on the third anniversary of the date of the award or expire without value on that date. This type of instrument is sometimes referred to as a "European style option." The Compensation Committee felt that the continued use of a European style OSO provides a potentially longer holding period and a better alignment of our LTI program with the interests of our stockholders.

Since a core belief of our compensation philosophy is to have employees share appropriately with our stockholders in the value that the employees' efforts create, the value of all OSOs will increase as the price of our common stock increases relative to the performance of the S&P® 500 Index over time. This increase in value is attributable in part to the use of a "success multiplier."

OSOs have an initial strike price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This initial strike price is referred to as the "Initial Price." The mechanism for determining the value of an individual OSO award is described below. The Initial Price is adjusted over time (the "Adjusted Strike Price") until the settlement date. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500® Index from the date of grant to the settlement date. The Adjusted Strike Price can not be adjusted below the Initial Price. The value of the OSO increases for increasing levels of outperformance. OSOs have a multiplier range from zero to four depending upon the performance of our common stock relative to the S&P 500® Index as shown in the following table.

If Level 3 Stock Outperforms the S&P 500® Index by:	Then the Pre-multiplier Gain Is Multiplied by a Success Multiplier of:
0% or Less	0.00
More than 0% but Less than 11%	Outperformance percentage multiplied by 4/11
11% or More	4.00

The pre-multiplier gain is our common stock price minus the Adjusted Strike Price on the settlement date.

RSUs. An RSU represents our agreement to issue to the employee shares of our common stock on the date that the restrictions lapse, so long as the employee is employed on that date. RSUs are granted on a regular, fixed quarterly basis. RSUs are granted on a quarterly basis to provide our employees awards that are distributed throughout the year. The restrictions on RSUs generally lapse in equal annual installments over three or four years, depending on the employee's continued employment and the terms of the specific grant. When the restrictions lapse, the employee is issued the number of shares of common stock equal to the number of RSUs for which the restrictions have lapsed on that date.

Grant Decisions for the 2008 Award Year. Today, all of our employees are eligible to receive RSU awards, but only certain employees, including all of our Named Executive Officers, are eligible to receive awards of OSOs. At the beginning of each Award Year, a fixed target award amount is determined for each employee for RSUs and, if eligible, a fixed target award amount is determined for OSOs. These fixed amounts are set for the Award Year, and are then divided by four in the case of RSUs and by twelve with respect to OSOs to determine the number actually awarded to the employee quarterly or monthly, as the case may be. These fixed amounts are not adjusted during the Award Year whether on account of an individual's performance or the movement in our common stock price. However, the Compensation Committee reserves the right to make changes to this program—including the fixed target amounts—as conditions in the market or our business require.

The award level for each Named Executive Officer for the 2008 Award Year was determined by the Compensation Committee in February 2008, based upon: prior performance; the importance of retaining the Named Executive Officers' services; the potential for their performance to help us attain our long-term goals; the individual's job position and responsibilities and a consideration of the applicable elements of our compensation philosophy. The Compensation Committee also used as a guideline, competitive data from both peer groups. The Compensation Committee will continue to set the fixed target amounts of OSOs and RSUs for all Named Executive Officers.

We have awarded OSOs on fixed grant dates, and we award RSUs generally also on fixed grant dates. In certain cases, new employees receive a grant of RSUs effective upon their actual employment with us or the next regular grant date, but those new employees who are eligible to receive OSOs do not receive OSO awards until the next regular award date after their date of hire. In addition, we do not coordinate grants of these awards so that they are made before announcement of favorable information, or after announcement of unfavorable information. All awards to Named Executive Officers require the direct approval of the Compensation Committee. OSOs are granted on a fixed monthly basis on the first day of the month. We grant OSOs on a fixed monthly basis to address the challenge presented by our common stock price's significant volatility with respect to the establishment of the Initial Price. The initial strike price for all OSOs is the prior trading day's closing price of our common stock on the NASDAQ Global Select Market.

RSUs are granted on a fixed quarterly basis on the first day of January, April, July and October. LTI targets for new hires are determined at the time of their joining the company.

Change in Control. Our OSOs generally vest or settle, as the case may be, upon a change in control of Level 3 Communications, Inc. In addition, the restrictions on our RSUs generally lapse upon a change of control. This is generally the only benefit obtained automatically upon a change of control.

The definition of what constitutes a "change of control" is set forth in our 1995 Stock Plan. The following summary is qualified in its entirety by reference to the full definition included in the 1995 Stock Plan. The definition of what constitutes a change of control in the 1995 Stock Plan can be summarized as follows.

(i) The acquisition by any individual, entity or group of beneficial ownership (within the meaning of the SEC's rules) of 30% or more (on a fully diluted basis) of either the then outstanding shares of our common stock, taking into account as outstanding for this purpose such common stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such common stock; with certain acquisitions that are excluded from this provision; or

(ii) Individuals who, as of April 1, 1998, constitute the Board, which is defined as the "Incumbent Board," cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to April 1, 1998 whose election, or nomination for election by our stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest; or

(iii) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company, which is defined as a "Business Combination," unless, following such Business Combination, (a) our stockholders continue to hold more than 60% of the then outstanding voting securities of the entity resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of our outstanding common stock and (b) no person or entity (with certain exceptions) beneficially owns, directly or indirectly, 50% or more (on a fully diluted basis) of, respectively, the then outstanding voting securities of the entity resulting from such Business Combination, taking into account as outstanding for this purpose such common stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such common stock, or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (c) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv) Approval by our stockholders of a complete liquidation or dissolution of the Company.

In addition, the Compensation Committee may, by a written determination prior to the consummation of an event or transaction, determine that such event or transaction does not constitute a Change in Control, provided that the Compensation Committee reasonably concludes that such event or transaction (i) is not likely to result in a significant change to the identities of the persons functioning as our senior management, either immediately or in the foreseeable future (it being understood that the Compensation Committee need not conclude that no changes in our senior management are likely to occur), and (ii) is not likely to result in control of the Board (or a significant portion of the Board's functions) being transferred to a single person or entity, either immediately or in the foreseeable future, with certain specified exceptions.

So that our RSUs will be compliant with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended, we have also added a requirement that the change of control must also qualify as a "change in control event" as defined in Treasury Regulation 1.409A-3(i)(5)(i). In the event that there is a change in control as defined by the 1995 Stock Plan that does not qualify as a change in control event under Section 409A, if the employee undergoes a separation from service on account of his or her termination of employment by us without cause following that change in control, we will, in our sole discretion, either (a) issue all unissued shares of our common stock issuable pursuant to the

RSU award to the employee or (b) pay the employee in a combination of cash and stock the value of those shares of our common stock as provided for in the 1995 Stock Plan.

We adopted the so-called "single" trigger treatment for equity vehicles for the following reasons:

- To keep employees relatively whole for a reasonable period, but avoid creating a "windfall."
- Single trigger vesting ensures that ongoing employees are treated the same as terminated employees with respect to outstanding equity grants.
- Single trigger vesting provides employees with the same opportunities as stockholders, who are free to sell their equity at the time of the change in control event and thereby realize the value created at the time of the transaction.
- The employing company that made the original equity grant will no longer exist after a change in control and employees should not be required to have the fate of their outstanding equity tied to the new company's future success.
- Single trigger vesting on performance-contingent equity, in particular, is appropriate given the difficulty of replicating the underlying performance goals.
- To support the compelling business need to retain key employees during the uncertain times preceding a change in control.
- A single trigger on equity vesting can be a powerful retention device during change in control discussions, especially for more senior executives where equity represents a significant portion of their total pay package.

In addition, we will provide gross-ups for our employees from any taxes due under Section 4999 of the Internal Revenue Code of 1986. The effects of Section 4999 generally are unpredictable and can have widely divergent and unexpected effects based on an executive's personal compensation history. We determined that the potential for Section 4999 gross up payments are appropriate for all of our employees, because it is uncertain at the time an employee joins the company whether he or she will be affected by Section 4999 at the time of a change of control and to provide an equal level of benefit across individuals without regard to the effect of the excise tax.

Modifications Generally. From time to time, our Compensation Committee evaluates all elements of our LTI programs. Our Compensation Committee from time to time may make changes to any or all of the elements of these programs to reflect the changing needs related to attracting, retaining and motivating our Named Executive Officers. These changes may be based, in part, on market conditions and the LTI program of competitors. As new LTI instruments are frequently developed and since the tax and accounting treatment of various instruments are subject to change over time, management and the Compensation Committee regularly review our compensation programs to determine whether these programs are accomplishing our goals in the most cost-effective manner.

Determination of Total Compensation for 2008

Salary

In February 2008, the Compensation Committee reviewed and adjusted the 2008 base salaries for our Named Executive Officers. Mr. Crowe's 2008 base salary was adjusted after reviewing his compensation history as well as the base salary levels for chief executive officers at our peer companies that were in effect at the time. The review of our Technology Company Peer Group indicated that Mr. Crowe's base salary was below the median range of base salaries. Mr. Crowe's base salary was increased in February 2008 from an annual rate of $800,000 to an annual rate of $815,000, an approximately 1.875 percent change to the annual rate.

The base salaries for the other Named Executive Officers that report directly to Mr. Crowe for 2008 were based on recommendations by Mr. Crowe. In making his recommendations for the other Named Executive Officers, Mr. Crowe considered:

- the executive officer's job position and areas of responsibility;
- the executive officer's expected future contributions;
- the survey data of our compensation peer groups; and
- a comparison of the base salaries of the executive officers who report directly to Mr. Crowe to ensure internal equity.

Mr. Patel used these same criteria to determine his recommendation for Mr. Mortensen's 2008 base salary.

Based upon Mr. Crowe's recommendation, in February 2008, the Compensation Committee approved the following 2008 base salary increases for the other Named Executive Officers:

- Mr. Patel's base salary was increased to an annual rate of $425,000 from $415,000, representing an approximately two percent increase;
- Mr. Stortz's base salary was increased to an annual rate of $475,000 from $450,000, representing an approximately six percent increase;
- Mr. Miller's base salary was increased to an annual rate of $505,000 from $490,000, representing an approximately three percent increase;
- Mr. O'Hara's base salary was increased to an annual rate of $585,000 from $570,000, representing an approximately three percent increase; and
- Mr. Hobbs' base salary was increased to a rate of $400,000 from $370,000, representing an approximately eight percent increase.

Mr. Mortensen's base salary was increased to an annual rate of $226,600 from $220,000, representing an approximately three percent increase, which was also approved by the Compensation Committee.

In March 2008, Mr. Hobbs' salary was increased from $400,000 to $440,000 to reflect Mr. Hobbs' increased level of responsibility after the departure of Mr. O'Hara and to $500,000 in September 2008. Also in September 2008, the Compensation Committee determined to further increase Mr. Patel's base salary for the balance of 2008 to a rate of $475,000 from $425,000, representing an approximately 12 percent increase, primarily to maintain internal equity among the salaries of the executives reporting directly to Mr. Crowe.

In February 2009, the Compensation Committee determined to leave all Named Executive Officers' salaries unchanged for 2009. We note that the Compensation Committee also confirmed management's decision to have no merit salary increases for our employees generally for 2009.

The Compensation Committee used our compensation peer groups as a source for market or competitive data, which data was then used as a guideline for the exercise of its discretion in determining the salary adjustments for our Named Executive Officers. Our Compensation Committee did not use information with respect to our compensation peer groups to establish targets or otherwise benchmark its decisions. The inclusion of compensation peer group comparisons for salaries is provided as market or competitive data that informed the Compensation Committee's decision to increase base salaries in February 2008.

We believe that Mr. Crowe's salary as a multiple of the other Named Executive Officers' salaries is in line with traditional multiples for the chief executive officer. The Compensation Committee also believes that the differences are explained by the positions that the individuals hold and are based on individual performance evaluations only to the extent described above. As described above, our Compensation Committee views the performance of our executive officers as a team when determining salary, bonus and equity compensation. Also as described above, Mr. Crowe develops his recommendations for the Named Executive Officers who report directly to him by first applying his judgment to determine an appropriate distribution of compensation among the Named Executive Officers. He then makes adjustments based on his subjective view of the individual's contribution based on the individual's role and/or whether the distribution is equitable. Mr. Crowe's recommendations, however, are not made by way of an assessment of the Named Executive Officers' performance using set individualized targets or performance measures. In the case of Mr. Mortensen, his salary is based on a recommendation from Mr. Patel, which is then approved by the Compensation Committee.

Bonus

In determining the 2008 bonus compensation for the Named Executive Officers other than Mr. Mortensen, the Compensation Committee considered these Named Executive Officers' performance as a group against the objectives described above. These results included the following items. These items also informed the Compensation Committee's determination to ratify Mr. Patel's bonus decision for Mr. Mortensen.

Meet overall 2008 financial goals. The following table summarizes our budget targets, which in some cases are equal to our publicly issued guidance, as well as our actual results for 2008.

Metric ($ in millions)	2008 Communications Budget	2008 Communications Full Year Results
Core Communications Services revenue	$3,994	$3,860
SBC Contract and Other Communications Services revenue	$ 307	$ 366
Communications Adjusted EBITDA	$ 969	$1,039
Communications Capital Expenditures	$ 530	$ 446
Sustainable Free Cash Flow	$ (140)	$ (28)

The actual results for 2008 for Core Communications Services revenue were approximately 97% of budget. SBC Contract and Other Communications Services Revenue were 119% of budget. Communications Adjusted EBITDA was approximately 107% of budget. Communications Capital Expenditures were $84 million favorable to budget. Sustainable Free Cash Flow for 2008, the metric that was given the most weighting by the Compensation Committee, was $112 million favorable to budget.

Achieve and maintain targeted levels of service management. During the course of the year, our performance against this goal was measured by the availability of the network for protected transport services, IP services and Softswitch call success rates. Our objective for each of these measures as well as the objective for the mean time to restore for protected transport services, IP services and voice services for our premier level customers are summarized in the table below.

Metric	Objective	Objective Met Yes/No
Network Availability—Protected Transport	99.9990%	No
Network Availability—IP Service	99.9990%	Yes
Softswitch Call Success Rate	99.7000%	Yes
Mean Time to Restore—Protected Transport	4 hours	Yes
Mean Time to Restore—IP Services	4 hours	Yes
Mean Time to Restore—Voice	4 hours	No

Ensure the company attracts and retains an appropriate workforce. Given the nature of this objective, no specific quantitative targets were established by the Compensation Committee. The Compensation Committee considered management's assessment that we have been able to attract and retain the appropriate workforce, based in part on the review of our voluntary turnover rate being slightly below management's assessment of the industry benchmark of 14%, that the rate of voluntary termination by employees who were rated in the two highest of the five total categories of our job performance measures was appropriate in the judgment of the Compensation Committee as was the rate of voluntary termination of vice presidents and above.

In addition to the review of these factors, the Compensation Committee also considered corporate disposition activities conducted by the company during 2008 as well as the liability management and capital markets activities completed during the year. These activities, and the associated changes to our balance sheet can be summarized as follows.

- In June 2008, we sold the Vyvx Ads Distribution Business to DG FastChannel, Inc. for gross cash proceeds of approximately $129 million.
- In December 2008, we issued $400 million aggregate principal amount of 15% Convertible Senior Notes due 2013 in a negotiated offering to fund the cash tender offers described below.
- During 2008, we completed the following cash tender offers:
    - $123,850,000 principal amount of our 6% Convertible Subordinated Notes due 2009 for total cost of $116.1 million including accrued and unpaid interest ($113.9 million principal and $2.2 million interest).
    - $173,571,000 principal amount of our 6% Convertible Subordinated Notes due 2010 for total cost of $124.4 million including accrued and unpaid interest ($121.5 million in principal and $2.9 million in interest).
    - $162,718,000 principal amount of our 2.875% Convertible Senior Notes due 2010 for total cost of $103.0 million including accrued and unpaid interest ($100.9 million in principal and $2.1 million in interest).
- During 2008, we completed the following 3(a)(9) exchange transactions in which we issued approximately 47.6 million shares of our common stock and paid aggregate accrued and unpaid interest in exchange for:
    - $17,572,000 aggregate principal amount of our 6% Convertible Subordinated Notes due 2009;
    - $19,209,000 aggregate principal amount of our 2.875% Convertible Senior Notes due 2010;
    - $47,200,000 aggregate principal amount of our 10% Convertible Senior Notes due 2011;
    - $15,195,000 aggregate principal amount of our 5.25% Convertible Senior Notes due 2011; and
    - $9,025,000 aggregate principal amount of our 3.5% Convertible Senior Notes due 2012.
- Total consolidated debt decreased from $6.864 billion at December 31, 2007, to $6.580 billion at December 31, 2008.
- Total cash interest expense decreased from $545 million for the year ended December 31, 2007, to $531 million for the year ended December 31, 2008.
- Our cash and cash equivalents balance increased from $714 million at December 31, 2007, to $768 million at December 31, 2008.

The Compensation Committee, as well as the full Board of Directors, continues to be satisfied with Mr. Crowe's leadership of the company and his performance during 2008. The Compensation Committee believes that 2008 was a significant year in terms of operational improvements and financial achievements, in particular with respect to the level of Sustainable Free Cash Flow for the year as well as the capital markets and liability management transactions completed during the year, and felt that Mr. Crowe and the other Named Executive Officers should be compensated accordingly. Mr. Patel based his bonus recommendation for Mr. Mortensen upon Mr. Patel's subjective view of Mr. Mortensen's management of the accounting function in supporting the objectives outlined above.

Based on the successes described above, the Committee approved the payment of bonuses as indicated in the table below:

James Q. Crowe	$1,800,000
Sunit S. Patel	$ 650,000
Charles C. Miller, III	$ 630,000
Thomas C. Stortz	$ 620,000
Eric J. Mortensen	$ 165,136
John Neil Hobbs	$ 600,000

Mr. O'Hara did not receive any bonus payments for 2008 performance.

Stock Based Awards

The LTI award levels for the Named Executive Officers for the 2008 Award Year were determined by the Compensation Committee in February 2008. We grant OSOs and RSUs to our Named Executive Officers based upon the Named Executive Officers' role and responsibilities, prior performance, the importance of retaining their services and the potential for their performance to help us attain our long-term goals. Our Compensation Committee views the performance of our Named Executive Officers as a team when determining LTI award levels, however, in the case of Mr. Mortensen, his LTI award level is based on a recommendation from Mr. Patel, Mr. Stortz and Ms. Chambliss, which is then approved by the Compensation Committee.

For the determination of LTI award levels, we do not set individual performance targets or performance measures for our Named Executive Officers. The determination of any award levels for all Named Executive Officers is in the full discretion of the Compensation Committee. The exercise of that discretion is informed by, among other things, the Shareholder Value Transfer methodology and the executive team's overall performance as assessed by the Compensation Committee. After the overall team assessment is completed, individual decisions are driven by a subjective assessment of the individual's role in contributing to the executive team's collective performance during the year. Based on Mr. Crowe's subjective view of the relative contribution of the other named executive officers who report directly to Mr. Crowe to the team's overall performance, he provides to the Compensation Committee his recommendations for those individual's LTI award level. Mr. Crowe develops his recommendations by first applying his judgment to what is an appropriate distribution of LTI awards among the Named Executive Officers and then he may make adjustments based on his personal subjective view of the individual's contribution through the individual's role and/or whether the distribution is equitable. Mr. Crowe's adjustments, however, are not made by way of an assessment of the Named Executive Officers' performance using set individualized targets or performance measures. The Compensation Committee establishes the level of LTI awards for Mr. Crowe. As described above, in the case of Mr. Mortensen, his LTI award level is based on a recommendation from Mr. Patel (his direct supervisor), Mr. Stortz and Ms. Chambliss, which is then approved by the Compensation Committee.

In the exercise of its discretion, the Compensation Committee also considers as a guideline—and not as a benchmark—competitive data from the compensation peer groups.

As participants in our LTI program during 2008, each Named Executive Officer received the RSUs and OSOs indicated in the table below. These awards were made during a portion of the 2007 Award Year and a portion of the 2008 Award Year.

Name	RSUs	OSOs
James Q. Crowe	444,717	444,717
Sunit S. Patel	121,866	121,866
Charles C. Miller, III	156,996	156,996
Thomas C. Stortz	129,606	129,606
Eric J. Mortensen	27,480	27,480
John Neil Hobbs	107,661	107,661
Kevin J. O'Hara	49,059	49,059

In February 2008, the Compensation Committee created a special program to award in a single award additional RSUs to certain key employees as a retention tool. As participants in this program, Mr. Patel received a grant of 353,232 RSUs, Mr. Stortz received a grant of 376,776 RSUs, Mr. Mortensen received a grant of 82,440 RSUs and Mr. Hobbs received a grant of 300,000 RSUs. The restrictions on these RSUs lapse over a three year period in three equal installments on the anniversary of the date of grant.

Given Mr. Crowe's and the other Named Executive Officers' roles in leading Level 3 during 2008 and the achievements for the year, the Compensation Committee considers the total remuneration provided to the Named Executive Officers for 2008 to be appropriate.

Other Compensatory Benefits

As salaried, U.S.-based employees, the Named Executive Officers participate in a variety of health and welfare and paid time-off benefits designed to enable us to attract and retain our workforce in a competitive marketplace. Health and welfare and paid time-off benefits help ensure that we have a productive and focused workforce through reliable and competitive health and other benefits.

Perquisites

We limit the perquisites that we make available to our Named Executive Officers. With the exception of the personal use of our corporate aircraft—which is discussed below—our Named Executive Officers are entitled to no benefits that are not otherwise available to all of our employees. In this regard it should be noted that we do not provide company vehicles, club memberships, financial consulting, pension arrangements, post-retirement health coverage, or similar benefits for our Named Executive Officers or other employees.

While not a perquisite as defined by the SEC's rules, we provide our Named Executive Officers personal use of our corporate aircraft because we believe that this benefit generally allows our executives to work more efficiently, and that providing this benefit strikes the appropriate balance since the executives that use our corporate aircraft solely for personal use agree to reimburse us for our incremental cost pursuant to an Aircraft Time-Share Agreement. This agreement provides that we will charge the individual the incremental cost to operate the aircraft as allowed by Part 91 of the U.S. Federal Aviation Administration regulations for personal use of corporate aircraft. The rate used for the first seven months of 2008 was $1,500 per hour of use and $2,000 per hour of use for the last five months of 2008. We received a total payment in the amount of $179,993 from Mr. Crowe under his agreement for the period January 1, 2008 to December 31, 2008, and a total payment in the amount of $35,851 from Mr. O'Hara under his agreement for the period January 1, 2008 until his termination of employment with the company on March 10, 2008.

We note that when a guest accompanies a Named Executive Officer on business travel, we impute as income the amounts required to be reported as income pursuant to the Internal Revenue Service's Standard Industry Fare Level, or SIFL, rates. If the executive is using the corporate aircraft solely for personal use, the executive is required to reimburse us pursuant to the Aircraft Time-Share Agreement discussed above. For 2008, Mr. Crowe had $2,045 of imputed income, Mr. Miller had $1,012 of imputed income and Mr. O'Hara had $3,007 of imputed income. However, as these amounts relate to imputed income for travel that was incidental to business travel by the Named Executive Officer, there is no actual incremental cost to us for providing this personal use of our corporate aircraft.

Post-Employment Compensation

Pension Benefits. We do not provide pension arrangements or post-retirement health coverage for our Named Executive Officers. Our Named Executive Officers, as well as all of our U.S.-based employees, are eligible to participate in our 401(k) plan. We provide a matching contribution to all participants in the 401(k) plan, including our Named Executive Officers, through units in the Level 3 Stock Fund, the mechanism that is used for Level 3 to make employer matching and other contributions to employees, including the Named Executive Officers, through the Level 3 401(k) plan. For 2008, we matched up to 100% of 7% of eligible earnings or regulatory limits. Neither our Named Executive Officers nor our other employees are able to purchase units in the Level 3 Stock Fund. As all of our Named Executive Officers have more than three years of service with us, each of the Named Executive Officers are fully vested in the units of the Level 3 Stock Fund in their 401(k) plan accounts.

For the year ended December 31, 2008, the Compensation Committee did not approve a discretionary grant to the 401(k) share accounts of qualifying U.S.-based employees, including all of the Named Executive Officers. Historically, this discretionary grant, if made, has been in the form of units in the Level 3 Stock Fund. The Compensation Committee determined that based on the price for our common stock at December 31, 2008, that the large number of shares of our common stock that would be necessary to fund this discretionary grant, that is, the dilution, would not be appropriate at this time.

Retirement Benefit. Upon a Named Executive Officer's retirement in accordance with our retirement benefit, the restrictions on all outstanding RSUs lapse, unvested OSOs awarded prior to April 1, 2007 vest, and OSOs awarded on and after April 1, 2007, are retained by the individual until those OSOs settle on the third anniversary of their grant, provided that the OSO then has a positive value. Because an individual who is eligible for retirement could retire at any time and therefore trigger the retirement benefit, for those retirement eligible employees we are required by Statement of Financial Accounting Standards 123R to accelerate the non-cash accounting expense that would have been recognized in the future for RSUs and OSOs awarded to that retirement eligible employee.

Each of Messrs. Crowe, Miller and Stortz are retirement eligible, and as a result, the full non-cash accounting expense associated with all grants of OSOs and RSUs to these individuals is taken by us as of the date those awards are made. This acceleration of the non-cash accounting expenses is reflected in the information provided under the "*Summary Compensation Table*" below.

Nonqualified Deferred Compensation. We do not provide any nonqualified defined contribution or other deferred compensation plans.

Other Post-Employment Payments. All of our Named Executive Officers are employees-at-will and as such do not have employment contracts with us. As part of Mr. O'Hara's and Mr. Hobbs' separation from Level 3, we entered into separation and general release agreements and consulting agreements. For more information regarding the terms of these agreements, please see "*Summary Compensation Table*," below.

Stock Ownership Guidelines

The Compensation Committee has adopted guidelines for ownership of our common stock for our senior executives. The Compensation Committee reviews these guidelines at least annually, and may update or modify them based on a variety of factors including the composition of our senior management team and stock market conditions. Stock held by the individual, his or her spouse and minor children, along with shares of our common stock held in the individual's 401(k) Plan account and in trusts for the benefit of these individuals, will be included for purposes of determining the individual's satisfaction of the ownership guidelines. The guidelines in effect for 2008 and 2009 are as follows:

CEO	1,000,000
COO/President/Vice Chairman	500,000
Group Presidents/Executive Vice Presidents/CFO	250,000
Group Vice Presidents	150,000
Members of Board of Directors	50,000

The Compensation Committee has concluded that grants of restricted stock or restricted stock units will not be made to assist individuals in meeting the ownership guidelines. In addition, the Compensation Committee has concluded not to force individuals to make either private or open market purchases of our common stock to meet the ownership guidelines. Rather, the Compensation Committee has concluded that after a period of 5 years—beginning on the later of (a) the date that the individual is elected to the relevant position and (b) February 2007 if the individual was serving in the position in February 2007—that until such time as the individual is in compliance with these guidelines, 25% of the shares of our common stock issuable upon any OSO exercise or settlement or upon restrictions on restricted stock unit grants lapsing should be held by the individual in the form of shares of our common stock until such time as the guideline has been met. The failure of an individual to make a good faith effort to meet the guidelines in a timely manner and to maintain their compliance with the guidelines will be a significant factor in the Compensation Committee's and senior management's determinations of the individual's future bonus payments and long-term incentive compensation awards.

Potential Effect on Compensation from Executive Misconduct

If our Board determines that an executive officer has engaged in fraudulent or intentional misconduct, the Board would take action to remedy the misconduct, prevent its recurrence, and impose such discipline on the wrongdoers as would be appropriate. Discipline would vary depending on the facts and circumstances, and may include, without limit, (1) termination of employment, (2) initiating an action for breach of fiduciary duty, and (3) if the misconduct resulted in a significant restatement of the company's financial results, seeking reimbursement of any compensation paid or awarded to the executive that is greater than what would have been paid or awarded if calculated based on the restated financial results. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Section 162(m) of the Internal Revenue Code

The Compensation Committee takes into consideration the tax deductibility limitation of Section 162(m) of the Internal Revenue Code of 1986, or the Code, when making compensation decisions for the company's Named Executive Officers. Generally, Section 162(m) limits the amount of compensation that a public company can deduct for federal income tax purposes to the extent that the compensation is greater than $1.0 million and does not fall within that section's exemptions. Our OSO program is intended to meet the requirements for "qualified performance-based compensation" exempt from these deductibility limitations. Our bonus program, however, would not qualify for the exemptions contained in Section 162(m). The Compensation Committee does not believe it is advisable to adopt a strict policy against paying nondeductible compensation, and may do so in appropriate circumstances. While the Compensation Committee takes into consideration the tax deductibility limitation of Section 162(m), at the present time, the Compensation Committee's determination with respect to the payment of compensation to our Named Executive Officers is not affected by this tax deductibility limitation.

Compensation Committee Report

The Compensation Committee of the Board has reviewed this Compensation Discussion and Analysis and discussed that analysis with management. Based on its review and discussions with management, the committee recommended to our Board that this Compensation Discussion and Analysis be included in the company's Form 10-K for the year ended December 31, 2008 and the company's Proxy Statement with respect to the 2009 Annual Meeting of Stockholders. This report is provided by the following independent directors, who comprise the committee:

Richard R. Jaros (Chairman)
Michael J. Mahoney
Arun Netravali
Albert C. Yates

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(3)	All Other Compensation ($)(4)	Total ($)
James Q. Crowe	2008	$812,692	$1,800,000	$1,466,761	$1,724,933	$ 15,500	$ 5,819,886
Chief Executive Officer	2007	$790,385	$ 0	$5,093,629	$4,764,284	$ 22,250	$10,670,548
	2006	$706,731	$4,000,000	$1,418,594	$2,578,290	$ 21,600	$ 8,725,215
Sunit S. Patel	2008	$438,846	$ 650,000	$ 941,012	$ 436,699	$ 15,500	$ 2,482,057
Chief Financial Officer	2007	$412,115	$ 0	$ 698,526	$ 689,357	$ 22,250	$ 1,822,248
	2006	$389,616	$1,700,000	$ 402,662	$ 896,392	$ 21,600	$ 3,410,270
Charles C. Miller, III	2008	$502,692	$ 630,000	$ 500,664	$ 611,315	$ 15,500	$ 2,260,171
Executive VP & Vice Chairman	2007	$487,115	$ 0	$1,788,474	$1,905,769	$ 22,250	$ 4,203,608
	2006	$461,731	$1,700,000	$ 545,339	$1,031,316	$ 24,986	$ 3,763,372
Thomas C. Stortz	2008	$471,154	$ 620,000	$1,218,315	$ 504,147	$ 15,500	$ 2,829,116
Executive VP & Chief Legal	2007	$445,192	$ 0	$1,579,005	$1,535,698	$ 22,250	$ 3,582,145
Officer	2006	$412,885	$1,875,000	$ 431,979	$ 904,284	$ 26,744	$ 3,650,892
Eric J. Mortensen	2008	$225,585	$ 165,136	$ 188,106	$ 99,155	$ 15,500	$ 693,482
Senior VP and Controller	2007	$220,000	$ 121,550	$ 98,881	$ 131,054	$ 22,250	$ 593,735
	2006	$210,000	$ 300,000	$ 54,688	$ 119,688	$ 21,600	$ 705,976
John Neil Hobbs(5)	2008	$446,154	$ 600,000	$1,241,999	$ (48,358)	$ 515,500(7)	$ 2,755,295
Executive VP Operations	2007	$364,231	$ 320,000	$ 530,385	$ 508,803	$ 22,250	$ 1,745,669
	2006	$340,000	$ 843,900	$ 331,549	$ 726,282	$ 6,600	$ 2,248,331
Kevin J. O'Hara(6)	2008	$158,480	$ 0	$1,532,083	$ (187,814)	$1,492,924(8)	$ 2,995,673
President and COO	2007	$566,154	$ 0	$1,180,883	$1,188,564	$ 22,250	$ 2,957,851
	2006	$529,231	$2,500,000	$ 690,160	$1,465,554	$ 24,503	$ 5,209,448

(1) We award both restricted stock units ("RSUs"), and outperform stock appreciation units ("OSOs"), as part of our long-term incentive program. These awards vest over a number of years. SFAS 123R addresses the accounting for stock based compensation, including our RSUs and OSOs. When an award is made, the fair value of all shares granted, regardless of vesting schedules, is determined. For RSUs, fair value is calculated using the closing price of our common stock on the day before the grant, and for OSOs, fair value is calculated using a formula based methodology, in each case reduced by a factor intended to estimate the probability of forfeiture of the award due to events such as termination of employment. These fair values are expensed in our financial statements, over the vesting period. So, for an RSU, where the restrictions lapse over a four year period, some part of the expense is recognized in the year it is granted, some part in the second year, some part in the third, and the balance in the fourth year. The vesting period of an OSO is shorter, but the point is that the expense is not recognized completely in the year of the award or grant, but rather is amortized over the vesting period utilizing the fair values determined at the date of award, even though the actual realizable value may be higher or lower.

The dollar amounts shown in both the Stock Awards and the Option Awards columns are the non-cash expense amounts that are recognized and recorded in our income statement in the particular year for all outstanding RSUs and unvested OSOs awards made in the reported year and prior years, and not necessarily the actual value realized by the individual.

More important to note is the effect our retirement benefit opportunity has with respect to the amounts reported in the Summary Compensation Table. Upon retirement the restrictions on all outstanding RSUs lapse, unvested OSOs awarded prior to April 1, 2007 vest, and OSOs awarded on and after April 1, 2007, are retained by the individual until those OSOs settle on the third anniversary of their grant, provided that the OSO then has a positive value. Because an individual who is eligible for retirement could retire at any time and therefore trigger the retirement benefit, for those retirement eligible employees we are required by SFAS 123R to accelerate the non-cash compensation expense that would have been recognized in the future. It is important to note that these amounts represent the non-cash compensation expense determined as outlined above and not the dollar value actually receivable by the named executive officer.

The amounts shown for 2008 in the Stock Award and the Option Award columns for Messrs. Crowe, Miller and Stortz reflect the acceleration of non-cash amounts recognized for financial statement reporting purposes due to their eligibility to retire under the company's retirement benefit opportunity. For awards and grants of both OSOs and RSUs made in 2008, the accelerated amounts that are included in the Total column were $2,211,790 for Mr. Crowe, $777,527 for Mr. Miller and $1,076,922 for Mr. Stortz.

The amounts shown for 2007 in the Stock Award and the Option Award columns for Messrs. Crowe, Miller and Stortz also reflect the acceleration of non-cash amounts recognized for financial statement reporting purposes due to their eligibility to retire under the company's retirement benefit opportunity. For awards and grants of both OSOs and RSUs made in 2006 and 2007, the accelerated amounts that are included in the 2007 Total column were $5,053,584 for Mr. Crowe, $1,975,860 for Mr. Miller and $1,645,971 for Mr. Stortz.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the referenced fiscal year for the fair value of RSUs granted in that fiscal year as well as those granted in prior fiscal years up to the referenced fiscal year. These values have been calculated in accordance with SFAS 123R using the closing price of our common stock on the day before the date of grant. Pursuant to SEC rules, the amounts shown exclude the effect of estimated forfeitures related to service-based vesting conditions. For additional information relating to the assumptions made by us in valuing these awards, refer to note 12 of our financial statements in our annual report on Form 10-K for the year ended December 31, 2008, as filed with the SEC. See the Grants of Plan-Based Awards Table for more information on awards made in 2008. The amounts in this column reflect our compensation expense for these awards, and may not correspond to the actual value that will be recognized by the Named Executive Officers. Amounts for Messrs. Crowe, Miller and Stortz reflect the acceleration of dollar amounts recognized for financial statement reporting purposes for these awards because each of these individuals is currently eligible for our retirement benefit opportunity.

(3) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the referenced fiscal year for the fair value of outperform stock options, or OSOs, granted to each of the Named Executive Officers in that fiscal year as well as those granted in prior fiscal years up to the referenced fiscal year. These values have been calculated in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the effect of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions we made with respect to these grants, refer to note 12 of our financial statements in our annual report on Form 10-K for the year ended December 31, 2008, as filed with the SEC. See the Grants of Plan-Based Awards Table for more information on OSOs granted in 2008. The amounts in this column reflect our compensation expense for these awards, and may not correspond to the actual value that will be recognized by the Named Executive Officers. Amounts for Messrs. Crowe, Miller and Stortz reflect the acceleration of dollar amounts recognized for financial statement reporting purposes for these awards because each of these individuals is currently eligible for our retirement benefit opportunity that is described below.

(4) This column includes $15,500 company matching contributions to the Named Executive Officer's 401(k) plan account for 2008. For years prior to 2008, these amounts also include discretionary contributions to the Named Executive Officer's 401(k) plan account. These contributions were made in the form of units of the Level 3 Stock Fund.

(5) Effective December 31, 2008, Mr. Hobbs stepped down from his position as our Executive Vice President, Operations.

(6) Effective March 10, 2008, Mr. O'Hara stepped down from his position as our President and Chief Operating Officer.

(7) Includes $500,000 payable as severance to Mr. Hobbs pursuant to his separation and general release agreement with Level 3 Communications, LLC.

(8) Includes $585,000 paid as severance to Mr. O'Hara pursuant to his separation and general release agreement with Level 3 Communications, LLC and $900,000 pursuant to his consulting agreement.

John Neil Hobbs Termination Arrangements.

Effective January 7, 2009, John Neil Hobbs entered into a Separation Agreement and General Release with Level 3 Communications, LLC ("Level 3 LLC"), on behalf of its parent and affiliates. Level 3 LLC is an indirect, wholly owned subsidiary of Level 3 Communications, Inc. The agreement confirmed the termination of Mr. Hobbs' employment with Level 3 LLC effective December 31, 2008. In addition, Mr. Hobbs resigned all of his officer and director or manager positions with each of our subsidiaries.

Subject to the terms of the agreement, Level 3 LLC agreed to pay Mr. Hobbs one year of his base salary ($500,000), less withholding for federal and state taxes and less appropriate payroll deductions. Mr. Hobbs was also entitled to receive a bonus for 2008 performance, if awarded by the Compensation Committee. The Compensation Committee determined to award Mr. Hobbs a bonus of $600,000.

In addition, all of Mr. Hobbs' OSOs that had vested prior to December 31, 2008 would be retained by Mr. Hobbs and be exercisable until the earlier of the respective expiration date of the OSO, or December 31, 2009. Any other OSOs awarded to Mr. Hobbs that had not vested as of December 31, 2008 were forfeited. As of December 31, 2008, these OSOs had a zero value.

Mr. Hobbs and Level 3 LLC agreed that the restrictions on 477,898 restricted stock units or RSUs would lapse on December 31, 2008. The shares of common stock issuable upon the RSU restrictions lapsing will not be issued to Mr. Hobbs until the expiration of such period of time as may be necessary to meet the requirements of Section 409A(a)(2)(B)(i) of the Internal Revenue Code of 1986, as amended. As of December 31, 2008, the shares of our common stock underlying these 477,898 RSUs had a value of $334,529.

In exchange for the benefits offered in the agreement, Mr. Hobbs provided to Level 3 LLC: an agreement not to solicit our employees and our customers, subject to certain limitations for a period of 12 months; an agreement not to compete with us, subject to certain limitations for a period of 12 months; and a general release with respect to any claims arising out of his employment or separation from employment.

Effective December 31, 2008, Hobbs Management, LLC, an entity controlled by Mr. Hobbs and Level 3 LLC also entered into a consulting agreement. This consulting agreement expires on the sooner of Mr. Hobbs obtaining employment or June 30, 2009 as well as for certain other reasons. No payments were made to Hobbs Management under the Hobbs Consulting Agreement during 2008.

Kevin J. O'Hara Termination Arrangements.

Effective March 20, 2008, Mr. O'Hara entered into a Separation Agreement and General Release with Level 3 LLC, on behalf of its parent and affiliates. The agreement confirmed the termination of Mr. O'Hara's employment with Level 3 LLC effective March 10, 2008. In addition, as part of the agreement, Mr. O'Hara resigned all of his officer and director or manager positions with each of our subsidiaries.

Pursuant to the terms of the agreement, Level 3 LLC paid to Mr. O'Hara one year of his base salary ($585,000) less withholding for federal and state taxes and less appropriate payroll deductions. In addition, all of Mr. O'Hara's OSO's that were awarded to him prior to March 2007 were fully vested and became exercisable until the earlier of the respective expiration date of the OSO, or September 9, 2009. Any OSO awards awarded after March 2007 were forfeited. As of December 31, 2008, these OSOs had a zero value. Pursuant to the agreement, as of April 1, 2008, all of the restrictions on Mr. O'Hara's outstanding 684,057 RSUs lapsed.

In exchange for the benefits offered in the agreement, Mr. O'Hara provided to Level 3 LLC: an agreement not to solicit our employees and our customers, subject to certain limitations for a period of 12 months; an agreement not to compete with us, subject to certain limitations for a period of 12 months; and a general release with respect to any claims arising out of his employment or separation from employment.

Effective March 20, 2008, Mr. O'Hara and Level 3 LLC also entered into a consulting agreement. The term of the consulting agreement began on March 20, 2008 and terminated in accordance with its terms on March 9, 2009.

Grants of Plan-Based Awards in 2008

This table provides the following information about equity granted to the Named Executive Officers in 2008: (1) the grant date; (2) the number of shares underlying the RSUs awarded to the Named Executive Officers (3) the number of shares underlying OSOs awarded to the Named Executive Officers, (4) the initial strike price of the OSOs, which reflects the closing price of our common stock on the date prior to the grant date and (5) the grant date fair value of each equity award computed under SFAS 123R.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
James Q. Crowe	1/1/2008		32,706	$3.04	$129,159
	2/1/2008		32,706	$3.44	$146,154
	3/1/2008		32,706	$2.23	$ 94,744
	4/1/2008		38,511	$2.12	$106,058
	5/1/2008		38,511	$2.97	$148,581
	6/1/2008		38,511	$3.43	$171,593
	7/1/2008		38,511	$2.95	$147,580
	8/1/2008		38,511	$3.40	$170,092
	9/1/2008		38,511	$3.43	$171,593
	10/1/2008		38,511	$2.70	$135,073
	11/1/2008		38,511	$1.05	$ 52,529
	12/1/2008		38,511	$0.94	$ 47,027
	1/1/2008	98,118			$262,873
	4/1/2008	115,533			$215,857
	7/1/2008	115,533			$300,367
	10/1/2008	115,533			$274,912
Sunit S. Patel	1/1/2008		9,812	$3.04	$ 38,749
	2/1/2008		9,812	$3.44	$ 43,847
	3/1/2008		9,812	$2.23	$ 28,424
	4/1/2008		10,270	$2.12	$ 28,283
	5/1/2008		10,270	$2.97	$ 39,623
	6/1/2008		10,270	$3.43	$ 45,760
	7/1/2008		10,270	$2.95	$ 39,356
	8/1/2008		10,270	$3.40	$ 45,360
	9/1/2008		10,270	$3.43	$ 45,760
	10/1/2008		10,270	$2.70	$ 36,021
	11/1/2008		10,270	$1.05	$ 14,008
	12/1/2008		10,270	$0.94	$ 12,541
	1/1/2008	29,436			$ 78,864
	4/1/2008	30,810			$ 57,564
	4/1/2008	353,232			$659,963
	7/1/2008	30,810			$ 80,101
	10/1/2008	30,810			$ 73,313
Charles C. Miller, III	1/1/2008		13,083	$3.04	$ 51,666
	2/1/2008		13,083	$3.44	$ 58,464
	3/1/2008		13,083	$2.23	$ 37,899
	4/1/2008		13,083	$2.12	$ 36,030
	5/1/2008		13,083	$2.97	$ 50,476
	6/1/2008		13,083	$3.43	$ 58,294
	7/1/2008		13,083	$2.95	$ 50,136
	8/1/2008		13,083	$3.40	$ 57,784
	9/1/2008		13,083	$3.43	$ 58,294
	10/1/2008		13,083	$2.70	$ 45,887
	11/1/2008		13,083	$1.05	$ 17,845
	12/1/2008		13,083	$0.94	$ 15,976
	1/1/2008	39,249			$105,154
	4/1/2008	39,249			$ 73,331
	7/1/2008	39,249			$102,041
	10/1/2008	39,249			$ 93,393

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Thomas C. Stortz	1/1/2008		10,466	$3.04	$ 41,331
	2/1/2008		10,466	$3.44	$ 46,770
	3/1/2008		10,466	$2.23	$ 30,318
	4/1/2008		10,912	$2.12	$ 30,051
	5/1/2008		10,912	$2.97	$ 42,100
	6/1/2008		10,912	$3.43	$ 48,620
	7/1/2008		10,912	$2.95	$ 41,816
	8/1/2008		10,912	$3.40	$ 48,195
	9/1/2008		10,912	$3.43	$ 48,620
	10/1/2008		10,912	$2.70	$ 38,273
	11/1/2008		10,912	$1.05	$ 14,884
	12/1/2008		10,912	$0.94	$ 13,325
	1/1/2008	31,398			$ 84,120
	4/1/2008	32,736			$ 61,163
	4/1/2008	376,776			$703,952
	7/1/2008	32,736			$ 85,108
	10/1/2008	32,736			$ 77,896
Eric J. Mortensen	1/1/2008		2,290	$3.04	$ 9,043
	2/1/2008		2,290	$3.44	$ 10,233
	3/1/2008		2,290	$2.23	$ 6,634
	4/1/2008		2,290	$2.12	$ 6,307
	5/1/2008		2,290	$2.97	$ 8,835
	6/1/2008		2,290	$3.43	$ 10,203
	7/1/2008		2,290	$2.95	$ 8,776
	8/1/2008		2,290	$3.40	$ 10,114
	9/1/2008		2,290	$3.43	$ 10,203
	10/1/2008		2,290	$2.70	$ 8,032
	11/1/2008		2,290	$1.05	$ 3,124
	12/1/2008		2,290	$0.94	$ 2,796
	1/1/2008	6,870			$ 18,406
	4/1/2008	6,870			$ 12,836
	4/1/2008	82,440			$154,027
	7/1/2008	6,870			$ 17,861
	10/1/2008	6,870			$ 16,347
John Neil Hobbs	1/1/2008		5,887	$3.04	$ 23,248
	2/1/2008		5,887	$3.44	$ 26,307
	3/1/2008		5,887	$2.23	$ 17,054
	4/1/2008		10,000	$2.12	$ 27,540
	5/1/2008		10,000	$2.97	$ 38,582
	6/1/2008		10,000	$3.43	$ 44,557
	7/1/2008		10,000	$2.95	$ 38,322
	8/1/2008		10,000	$3.40	$ 44,167
	9/1/2008		10,000	$3.43	$ 44,557
	10/1/2008		10,000	$2.70	$ 35,074
	11/1/2008		10,000	$1.05	$ 13,640
	12/1/2008		10,000	$0.94	$ 12,211
	1/1/2008	17,661			$ 47,317
	4/1/2008	30,000			$ 56,051
	4/1/2008	300,000			$560,507
	7/1/2008	30,000			$ 77,995
	10/1/2008	30,000			$ 71,385

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Kevin J. O'Hara	1/1/2008		16,353	$3.04	$ 64,580
	2/1/2008		16,353	$3.44	$ 73,077
	3/1/2008		16,353	$2.23	$ 47,372
	1/1/2008	49,059			$131,437

(1) This column shows the number of RSUs granted in 2008 to the Named Executive Officers. Each of these grants of RSUs, other than the grants of 353,232 RSUs made to Mr. Patel on April 1, 2008, 376,776 RSUs made to Mr. Stortz on April 1, 2008 and 82,440 RSUs made to Mr. Mortensen on April 1, 2008, will have their restrictions lapse in four equal installments on the first, second, third and fourth anniversaries of the date of grant. The grants made on April 1, 2008 to Messrs. Patel, Stortz and Mortensen listed in the previous sentence will vest in three equal installments on the first, second and third anniversaries of the date of grant.

(2) This column shows the number of OSOs granted in 2008 to the Named Executive Officers. The number of shares issued upon exercise or settlement of OSOs is subject to increase or decrease based on the relative performance of our common stock when compared with the performance of the S&P 500® Index over the period between the date of grant of the OSO and the date immediately preceding the date of settlement. OSOs currently outstanding have a success multiplier ranging from zero to four depending upon the performance of our common stock relative to the S&P 500® Index. For details on the formula to determine the number of shares of our common stock that is issued upon settlement of vested OSOs, please see the discussion under the caption "2008 Executive Compensation Components—Stock Awards—OSOs," above. OSOs awarded on or after April 1, 2007 vest and fully settle on the third anniversary of the grant date. OSO awards provide for acceleration of vesting in the event of a change of control as defined in our 1995 Stock Plan, as amended.

(3) OSOs have an initial exercise price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This exercise price is referred to as the Initial Price. The Initial Price is adjusted over time (the "Adjusted Strike Price") until the settlement date. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500® Index from the date of grant to the settlement date. The Adjusted Strike Price can not be adjusted below the Initial Price. The value of the OSO increases for increasing levels of outperformance. OSOs have a multiplier range from zero to four depending upon the performance of our common stock relative to the S&P 500® Index as shown in the following table. For details on the formula to determine the adjustment to the Initial Price for OSOs, please see the discussion under the caption "2008 Executive Compensation Components—Stock Awards—OSOs," above.

(4) This column shows the full grant date fair value of RSUs under SFAS 123R and the full grant date fair value of OSOs under SFAS 123R granted to the Named Executive Officers, in 2008. Generally, the full grant date fair value is the amount that the company would expense in its financial statements over the award's vesting schedule. For purposes of the RSUs, fair value is calculated using the closing price of our stock the day before the grant date of $3.04 for January 1, 2008, $2.12 for April 1, 2008, $2.95 for July 1, 2008 and $2.70 for October 1, 2008. For purposes of the OSOs, the fair value is calculated using a calculation value factor of:

January 1, 2008	
February 1, 2008	$4.48
March 1, 2008	$5.07
April 1, 2008	$3.29
May 1, 2008	$3.12
June 1, 2008	$4.38
July 1, 2008	$5.06
August 1, 2008	$4.35
September 1, 2008	$5.01
October 1, 2008	$5.06
November 1, 2008	$3.98
December 1, 2008	$1.55
	$1.39

For additional information on the valuation assumptions with respect to the 2008 grants, refer to note 12 of our financial statements in our annual report on Form 10-K for the year ended December 31, 2008, as filed with the SEC.

Outstanding Equity Awards at 2008 Fiscal Year End

The following table provides information on the current holdings of OSOs and RSUs by the Named Executive Officers. This table includes vested and unvested OSOs and unvested RSUs. Each grant is shown separately for each Named Executive Officer. The vesting schedule for each grant is shown following this table. For additional information about the OSO and RSU awards, see the descriptions under the caption "2008 Executive Compensation Components—Stock Awards" above. Because the number of shares underlying any OSO is subject to change by way of a formulaic multiplier based upon the performance of our common stock relative to the performance of the S&P 500® Index, a zero included in the columns titled Number of Securities Underlying Unexercised Options indicates that the OSOs comprising those specific grants have a zero multiplier resulting in a zero dollar value ($0) at December 31, 2008, indicating that our common stock price had not outperformed the S&P 500® Index from the grant date of these OSOs through December 31, 2008.

	Option Awards					Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
James Q. Crowe	7/1/2005	0	0	$2.03	7/1/2009	118,750(a)	$ 83,125
	10/1/2005	0	0	$2.32	10/1/2009	59,374(b)	$ 41,562
	1/1/2006	0	0	$2.87	1/1/2010	59,374(c)	$ 41,562
	4/1/2006	0	0	$5.18	4/1/2010	105,024(d)	$ 73,517
	7/1/2006	0	0	$4.44	7/1/2010	147,177(e)	$103,024
	10/1/2006	0	0	$5.39	10/1/2010	73,588(f)	$ 51,512
	4/1/2007	0	0	$6.10	4/1/2010	73,588(g)	$ 51,512
	5/1/2007	0	0	$5.56	5/1/2010	98,118(h)	$ 68,683
	6/1/2007	0	0	$5.81	6/1/2010	115,533(i)	$ 80,873
	7/1/2007	0	0	$5.85	7/1/2010	115,533(j)	$ 80,873
	8/1/2007	0	0	$5.23	8/1/2010	115,533(k)	$ 80,873
	9/1/2007	0	0	$5.23	9/1/2010		
	10/1/2007	0	0	$4.65	10/1/2010		
	11/1/2007	0	0	$3.03	11/1/2010		
	12/1/2007	0	0	$3.36	12/1/2010		
	1/1/2008	0	0	$3.04	1/1/2011		
	2/1/2008	0	0	$3.44	2/1/2011		
	3/1/2008	0	0	$2.23	3/1/2011		
	4/1/2008	0	0	$2.12	4/1/2011		
	5/1/2008	0	0	$2.97	5/1/2011		
	6/1/2008	0	0	$3.43	6/1/2011		
	7/1/2008	0	0	$2.95	7/1/2011		
	8/1/2008	0	0	$3.40	8/1/2011		
	9/1/2008	0	0	$3.43	9/1/2011		
	10/1/2008	0	0	$2.70	10/1/2011		
	11/1/2008	0	0	$1.05	11/1/2011		
	12/1/2008	0	0	$0.94	12/1/2011		

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Sunit S. Patel	1/1/2005	0	0	$2.47	1/1/2009	50,000(l)	$ 35,000
	7/1/2005	0	0	$2.03	7/1/2009	38,750(a)	$ 27,125
	10/1/2005	0	0	$2.32	10/1/2009	19,374(b)	$ 13,562
	1/1/2006	0	0	$2.87	1/1/2010	19,374(c)	$ 13,562
	4/1/2006	0	0	$5.18	4/1/2010	31,508(d)	$ 22,056
	7/1/2006	0	0	$4.44	7/1/2010	44,154(e)	$ 30,908
	10/1/2006	0	0	$5.39	10/1/2010	22,077(f)	$ 15,454
	4/1/2007	0	0	$6.10	4/1/2010	22,077(g)	$ 15,454
	5/1/2007	0	0	$5.56	5/1/2010	29,436(h)	$ 20,605
	6/1/2007	0	0	$5.81	6/1/2010	30,810(i)	$ 21,567
	7/1/2007	0	0	$5.85	7/1/2010	353,232(m)	$247,262
	8/1/2007	0	0	$5.23	8/1/2010	30,810(j)	$ 21,567
	9/1/2007	0	0	$5.23	9/1/2010	30,810(k)	$ 21,567
	10/1/2007	0	0	$4.65	10/1/2010		
	11/1/2007	0	0	$3.03	11/1/2010		
	12/1/2007	0	0	$3.36	12/1/2010		
	1/1/2008	0	0	$3.04	1/1/2011		
	2/1/2008	0	0	$3.44	2/1/2011		
	3/1/2008	0	0	$2.23	3/1/2011		
	4/1/2008	0	0	$2.12	4/1/2011		
	5/1/2008	0	0	$2.97	5/1/2011		
	6/1/2008	0	0	$3.43	6/1/2011		
	7/1/2008	0	0	$2.95	7/1/2011		
	8/1/2008	0	0	$3.40	8/1/2011		
	9/1/2008	0	0	$3.43	9/1/2011		
	10/1/2008	0	0	$2.70	10/1/2011		
	11/1/2008	0	0	$1.05	11/1/2011		
	12/1/2008	0	0	$0.94	12/1/2011		
Charles C. Miller, III	7/1/2005	0	0	$2.03	7/1/2009	55,000(l)	$ 38,500
	10/1/2005	0	0	$2.32	10/1/2009	47,500(a)	$ 33,250
	1/1/2006	0	0	$2.87	1/1/2010	23,750(b)	$ 16,625
	4/1/2006	0	0	$5.18	4/1/2010	23,750(c)	$ 16,625
	7/1/2006	0	0	$4.44	7/1/2010	31,508(d)	$ 22,056
	10/1/2006	0	0	$5.39	10/1/2010	58,873(e)	$ 41,211
	4/1/2007	0	0	$6.10	4/1/2010	29,436(f)	$ 20,605
	5/1/2007	0	0	$5.56	5/1/2010	29,436(g)	$ 20,605
	6/1/2007	0	0	$5.81	6/1/2010	39,249(h)	$ 27,474
	7/1/2007	0	0	$5.85	7/1/2010	39,249(i)	$ 27,474
	8/1/2007	0	0	$5.23	8/1/2010	39,249(j)	$ 27,474
	9/1/2007	0	0	$5.23	9/1/2010	39,249(k)	$ 27,474
	10/1/2007	0	0	$4.65	10/1/2010		
	11/1/2007	0	0	$3.03	11/1/2010		
	12/1/2007	0	0	$3.36	12/1/2010		
	1/1/2008	0	0	$3.04	1/1/2011		
	2/1/2008	0	0	$3.44	2/1/2011		
	3/1/2008	0	0	$2.23	3/1/2011		
	4/1/2008	0	0	$2.12	4/1/2011		
	5/1/2008	0	0	$2.97	5/1/2011		
	6/1/2008	0	0	$3.43	6/1/2011		
	7/1/2008	0	0	$2.95	7/1/2011		
	8/1/2008	0	0	$3.40	8/1/2011		
	9/1/2008	0	0	$3.43	9/1/2011		
	10/1/2008	0	0	$2.70	10/1/2011		
	11/1/2008	0	0	$1.05	11/1/2011		
	12/1/2008	0	0	$0.94	12/1/2011		

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Option Awards: Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Awards: Option Exercise Price ($)(2)	Option Awards: Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested ($)
Thomas C. Stortz	1/1/2005	0	0	$2.47	1/1/2009	60,000(l)	$ 42,000
	7/1/2005	0	0	$2.03	7/1/2009	38,750(a)	$ 27,125
	10/1/2005	0	0	$2.32	10/1/2009	19,374(b)	$ 13,562
	1/1/2006	0	0	$2.87	1/1/2010	19,374(c)	$ 13,562
	4/1/2006	0	0	$5.18	4/1/2010	39,384(d)	$ 27,569
	7/1/2006	0	0	$4.44	7/1/2010	47,097(e)	$ 32,968
	10/1/2006	0	0	$5.39	10/1/2010	23,548(f)	$ 16,484
	4/1/2007	0	0	$6.10	4/1/2010	23,548(g)	$ 16,484
	5/1/2007	0	0	$5.56	5/1/2010	31,398(h)	$ 21,979
	6/1/2007	0	0	$5.81	6/1/2010	32,736(i)	$ 22,915
	7/1/2007	0	0	$5.85	7/1/2010	376,776(m)	$263,743
	8/1/2007	0	0	$5.23	8/1/2010	32,736(j)	$ 22,915
	9/1/2007	0	0	$5.23	9/1/2010	32,736(k)	$ 22,915
	10/1/2007	0	0	$4.65	10/1/2010		
	11/1/2007	0	0	$3.03	11/1/2010		
	12/1/2007	0	0	$3.36	12/1/2010		
	1/1/2008	0	0	$3.04	1/1/2011		
	2/1/2008	0	0	$3.44	2/1/2011		
	3/1/2008	0	0	$2.23	3/1/2011		
	4/1/2008	0	0	$2.12	4/1/2011		
	5/1/2008	0	0	$2.97	5/1/2011		
	6/1/2008	0	0	$3.43	6/1/2011		
	7/1/2008	0	0	$2.95	7/1/2011		
	8/1/2008	0	0	$3.40	8/1/2011		
	9/1/2008	0	0	$3.43	9/1/2011		
	10/1/2008	0	0	$2.70	10/1/2011		
	11/1/2008	0	0	$1.05	11/1/2011		
	12/1/2008	0	0	$0.94	12/1/2011		
Eric J. Mortensen	1/1/2005	0	0	$2.47	1/1/2009	12,500(l)	$ 8,750
	7/1/2005	0	0	$2.03	7/1/2009	3,875(a)	$ 2,713
	10/1/2005	0	0	$2.32	10/1/2009	3,500(b)	$ 2,450
	1/1/2006	0	0	$2.87	1/1/2010	3,500(c)	$ 2,450
	4/1/2006	0	0	$5.18	4/1/2010	10,305(e)	$ 7,214
	7/1/2006	0	0	$4.44	7/1/2010	5,152(f)	$ 3,606
	10/1/2006	0	0	$5.39	10/1/2010	5,152(g)	$ 3,606
	4/1/2007	0	0	$6.10	4/1/2010	6,870(h)	$ 4,809
	5/1/2007	0	0	$5.56	5/1/2010	6,870(i)	$ 4,809
	6/1/2007	0	0	$5.81	6/1/2010	82,440(m)	$ 57,708
	7/1/2007	0	0	$5.85	7/1/2010	6,870(j)	$ 4,809
	8/1/2007	0	0	$5.23	8/1/2010	6,870(k)	$ 4,809
	9/1/2007	0	0	$5.23	9/1/2010		
	10/1/2007	0	0	$4.65	10/1/2010		
	11/1/2007	0	0	$3.03	11/1/2010		
	12/1/2007	0	0	$3.36	12/1/2010		
	1/1/2008	0	0	$3.04	1/1/2011		
	2/1/2008	0	0	$3.44	2/1/2011		
	3/1/2008	0	0	$2.23	3/1/2011		
	4/1/2008	0	0	$2.12	4/1/2011		
	5/1/2008	0	0	$2.97	5/1/2011		
	6/1/2008	0	0	$3.43	6/1/2011		
	7/1/2008	0	0	$2.95	7/1/2011		
	8/1/2008	0	0	$3.40	8/1/2011		
	9/1/2008	0	0	$3.43	9/1/2011		
	10/1/2008	0	0	$2.70	10/1/2011		
	11/1/2008	0	0	$1.05	11/1/2011		
	12/1/2008	0	0	$0.94	12/1/2011		

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
John Neil Hobbs	1/1/2005	0	0	$2.47	1/1/2009		
	7/1/2005	0	0	$2.03	7/1/2009		
	10/1/2005	0	0	$2.32	10/1/2009		
	1/1/2006	0	0	$2.87	1/1/2010		
	4/1/2006	0	0	$5.18	4/1/2010		
	7/1/2006	0	0	$4.44	7/1/2010		
	10/1/2006	0	0	$5.39	10/1/2010		
Kevin J. O'Hara	10/1/2005	0	0	$2.32	10/1/2009		
	1/1/2006	0	0	$2.87	1/1/2010		
	4/1/2006	0	0	$5.18	4/1/2010		
	7/1/2006	0	0	$4.44	7/1/2010		
	10/1/2006	0	0	$5.39	10/1/2010		

(1) The number of shares of our common stock indicated in this column is the result of determining the OSO value at December 31, 2008, and has been computed based upon the OSO formula and multiplier as of that date and the closing sale price of our common stock on that date. For additional information on the valuation assumptions we made with respect to these grants, refer to note 12 of our financial statements in our annual report on Form 10-K for the year ended December 31, 2008, as filed with the SEC. The value of an OSO is subject to change based upon the performance of our common stock relative to the performance of the S&P 500® Index from the time of the grant of the OSO award until the award is exercised or settled, as the case may be. Since the value of an OSO depends on the degree to which our common stock outperforms the index, the number of shares issued upon exercise or settlement of a vested OSO will change from time to time.

(2) OSOs have an initial strike price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This initial strike price is referred to as the Initial Price. When an employee elects to exercise an OSO or on the settlement date, as the case may be, the Initial Price is adjusted—as of the date of that exercise or settlement—by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the date of exercise or settlement of the OSO. The amounts shown in this column represent the adjusted exercise price for the OSOs as of December 31, 2008

Vesting Information

OSOs

OSOs granted prior to April 1, 2007, vest 50% on the first anniversary of the grant date, and the remaining 50% vest in equal quarterly installments so that the award is fully vested at the end of the second year after the grant date. All OSOs granted on or after April 1, 2007 vest and fully settle on the third anniversary of the grant date. OSO awards provide for acceleration of vesting in the event of a change of control as defined in our 1995 Stock Plan, as amended.

RSUs

(a) vests 100% on July 1, 2009

(b) vests in equal installments on July 1, 2009 and 2010

(c) vests in equal installments on October 1, 2009 and 2010

(d) vests in equal installments on February 26, 2009 and 2010

(e) vests in equal installments on April 1, 2009, 2010 and 2011

(f) vests in equal installments on July 1, 2009, 2010 and 2011

(g) vests in equal installments on October 1, 2009, 2010 and 2011

(h) vests in equal installments on January 1, 2009, 2010, 2011 and 2012

(i) vests in equal installments on April 1, 2009, 2010, 2011 and 2012

(j) vests in equal installments on July 1, 2009, 2010, 2011 and 2012

(k) vests in equal installments on October 1, 2009, 2010, 2011 and 2012

(l) vests 100% on April 1, 2009

(m) vests in equal installments on April 1, 2009, 2010 and 2011

Options Exercised and Stock Vested in 2008

The following table provides information, for the Named Executive Officers, relating to (1) OSO exercises during 2008, including the number of shares acquired upon exercise and the value realized and (2) the number of shares acquired upon the lapsing of restrictions for RSUs and the value realized, in each case before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
James Q. Crowe	0	$ 0	1,427,900	$4,321,161
Sunit S. Patel	1,539	$ 4,506	192,702	$ 464,206
Charles C. Miller, III	0	$ 0	260,027	$ 620,703
Thomas C. Stortz	1,758	$ 5,150	208,603	$ 499,001
Eric J. Mortensen	150	$ 438	26,746	$ 64,185
John Neil Hobbs	926	$ 2,713	131,541	$ 320,240
Kevin J. O'Hara	106,304	$414,585	789,085	$2,403,212

Potential Payments Upon Termination

As described in the Compensation Discussion and Analysis above, the Named Executive Officers do not have employment, severance or change of control agreements with us. However, in connection with their departures, both Mr. O'Hara and Mr. Hobbs executed with us separation agreements which provided for the payment of severance as well as consulting agreements, which are described above. All other references to the Named Executive Officers in this section do not include Messrs. O'Hara and Hobbs.

The information below describes and quantifies certain compensation that would become payable under existing plans and arrangements if the Named Executive Officer's employment had terminated on December 31, 2008, given the Named Executive Officer's compensation and, if applicable, based on our closing stock price on that date. These benefits are the same as benefits available generally to salaried employees, such as distributions under our 401(k) plan and disability benefits. As the Named Executive Officers do not have severance agreements or other special arrangements in connection with a possible layoff, this presentation does not reflect benefits that may be available in such situations under company plans and arrangements that are available to all salaried employees on a non-discriminatory basis.

Due to the number of factors that affect the nature and amount of any benefits provided upon the occurrence of the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, our common stock price and the executive's age.

Death, Disability and Retirement. If one of the Named Executive Officers were to die, become disabled or retire, any unexercisable OSOs granted prior to April 1, 2007 would become and remain exercisable until the earlier of (i) one year from the date of death, disability or retirement and (ii) the expiration date of the grant. For OSOs granted after April 1, 2007, the OSOs will remain outstanding until the applicable settlement date. Any remaining restrictions on awards of RSUs would lapse immediately. For these purposes, "disability" generally means total disability, resulting in the grantee being unable to perform his job. At December 31, 2008, Messrs. Crowe, Miller and Stortz are the only Named Executive Officers who were eligible to retire pursuant to our retirement benefit opportunity. The information presented in the following table is provided with respect to OSOs that will become exercisable and RSUs the restrictions upon which will lapse upon the death or disability of the Named Executive Officers. Information with respect to OSOs that are currently exercisable is not included as the ability of the Named Executive Officers to exercise those instruments is not affected by these events. The information provided for Messrs. Crowe, Miller and Stortz would be the same information that would be presented to show the value of awards upon their retirement. OSO value is determined based upon the OSO mechanisms described above as of December 31, 2008. RSU value is determined based on the closing price of our common stock on December 31, 2008.

	OSOs	RSUs	Total
James Q. Crowe	$0	$757,114	$757,114
Sunit S. Patel	$0	$505,688	$505,688
Charles C. Miller, III	$0	$319,374	$319,374
Thomas C. Stortz	$0	$544,220	$544,220
Eric J. Mortensen	$0	$107,733	$107,733
John Neil Hobbs	$0	$ 0	$ 0
Kevin J. O'Hara	$0	$ 0	$ 0

Change of Control. As described above in the Compensation Discussion and Analysis, OSOs will automatically be exercised and cashed out or settled, as the case may be, upon the occurrence of a change of control of Level 3 Communications, Inc. as defined in our 1995 Stock Plan, and any remaining restrictions on RSUs would lapse immediately upon such a change of control of Level 3 Communications, Inc.

So that our RSUs will be compliant with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended, we have also added a requirement that the change of control must also qualify as a "change in control event" as defined in Treasury Regulation 1.409A-3(i)(5)(i). In the event that there is a change in control as defined by the 1995 Stock Plan that does not qualify as a change in control event under Section 409A, if the Named Executive Officer undergoes a separation from service on account of his termination of employment by us without cause following that change in control, we will, in our sole discretion, either (a) issue all unissued shares of our common stock issuable pursuant to the RSU award to the employee or (b) pay the employee in a combination of cash and stock the value of those shares of our common stock as provided for in the 1995 Stock Plan.

The following table summarizes the dollar value, as of December 31, 2008, of these accelerations assuming that a change of control that qualifies as a change of control event of Level 3 Communications, Inc. or termination of the Named Executive Officers had occurred on December 31, 2008.

OSO value is determined based upon the OSO mechanisms for a change of control described above, and is calculated at the highest value during the 60 day period prior to December 31, 2008, as dictated by the terms of the OSO awards.

	OSOs	RSUs	Total
James Q. Crowe	$41,592	$757,114	$798,706
Sunit S. Patel	$11,092	$505,688	$516,780
Charles C. Miller, III	$14,130	$319,374	$333,504
Thomas C. Stortz	$11,785	$544,220	$556,005
Eric J. Mortensen	$ 2,473	$107,733	$110,206
John Neil Hobbs	$ 0	$ 0	$ 0
Kevin J. O'Hara	$ 0	$ 0	$ 0

In addition, we will provide gross-ups for our Named Executive Officers from any taxes due under Section 4999 of the Internal Revenue Code of 1986 incident to a change of control. The effects of Section 4999 generally are unpredictable and can have widely divergent and unexpected effects based on an executive's personal compensation history. As of December 31, 2008, no Named Executive Officer would have received a gross-up for any taxes due under Section 4999 of the Internal Revenue Code of 1986.

At December 31, 2008, our Named Executive Officers do not have any non-compete agreements.

Director Compensation

During 2008, each of our directors who was not employed by us during 2008 (except for our Chairman, Mr. Scott, whose compensation is discussed below) earned fees consisting of a $75,000 annual cash retainer. The directors who serve as the chairmen of the Audit Committee and the Compensation Committee each earned an additional $30,000 annual cash retainer for serving as chairmen of those committees. The chairman of the Nominating and Governance Committee receives an additional $20,000 for serving as chairman of that committee. Any member of the Board who was not employed by us during 2008 earned a $15,000 annual cash retainer for each non-chair membership on the Audit Committee and the Compensation Committee. Any member of the Board who was not employed by us during 2008 earned a $10,000 annual cash retainer for each non-chair membership on the Nominating and Governance Committee. These payments are made on a quarterly basis. During 2008 certain committee assignments were modified, and as a result, retainer payments were adjusted prospectively for these changes. Walter Scott, Jr., our Chairman of the Board, received an annual cash retainer of $250,000 for serving as our Chairman of the Board. This retainer is paid on a monthly basis.

We also compensate our non-employee directors (except for our Chairman, Mr. Scott, whose compensation is discussed below) with grants of restricted stock. Each non-employee member of the Board receives quarterly grants of restricted stock having a value of $37,500 at the time of grant which amount to an annual aggregate grant value of $150,000 for each such director. The number of shares of restricted stock granted is determined by dividing $37,500 by the closing price of our common stock on the NASDAQ Global Select Market on the last trading day of the quarter. Beginning with 2009 compensation, the total number of shares of restricted stock issued to each non-employee member of the Board with respect to a calendar year's compensation will be subject to an overall cap of 100,000 shares of common stock. Walter Scott, Jr., our Chairman of the Board, also receives quarterly grants of restricted stock having a value of $45,000 at the time of grant which amount to an annual aggregate grant value of $180,000. The number of shares of restricted stock granted to Mr. Scott is determined by dividing $45,000 by the closing price of our common stock on the NASDAQ Global Select Market on the last trading day of the quarter. Beginning with 2009 compensation, the total number of shares of restricted stock issued to Mr. Scott with respect to a calendar year's compensation will be subject to an overall cap of 120,000 shares of common stock. These shares of restricted stock granted for 2008 compensation will generally vest 100% on the later of 1) April 1, 2009 and 2) the first trading day on which transactions in our securities are permitted by our insider trading policy after April 1, 2009, if trading is not permitted on April 1, 2009.

We also award an initial grant of shares of restricted stock to new members of our Board. This initial grant has a value of $150,000 on the date of grant. This initial grant of restricted stock vests 100% on the third anniversary of the date of grant. During 2008, we did not make any initial grants of restricted stock to new Board members.

We reimburse our non-employee directors for travel, lodging and other reasonable out-of-pocket expenses in connection with the attendance at Board, committee and stockholder meetings, as well as for other reasonable expenses related to service on the Board. We also provide liability insurance for our directors and officers. A group of insurance companies provides this coverage, with XL Specialty Insurance Company as the primary carrier, which extends until March 2010. The annual cost of this coverage is approximately $4 million.

We do not maintain any pension, nonqualified defined contribution or other deferred compensation plans for our non-employee directors.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	All Other Compensation	Total
Walter Scott, Jr., Chairman	$250,000	$179,999	$82,221(2)	$512,220
R. Douglas Bradbury(3)	0	0	0	0
Douglas C. Eby	$ 82,500	$183,127	0	$265,627
James O. Ellis, Jr.	$ 95,000	$158,336	0	$253,336
Richard R. Jaros	$105,000	$150,003	0	$255,003
Robert E. Julian	$101,250	$150,003	0	$251,253
Michael J. Mahoney	$ 82,500	$183,127	0	$265,627
Arun Netravali	$ 90,000	$150,003	0	$240,003
John T. Reed	$115,000	$150,003	0	$265,003
Michael B. Yanney	$ 85,000	$150,003	0	$235,003
Albert C. Yates	$ 93,750	$158,336	0	$252,086

(1) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of shares of restricted stock granted in 2008 as well as those granted in prior fiscal years. These values have been calculated in accordance with SFAS 123R using the closing price of our common stock on the date of grant. Pursuant to SEC rules, the amounts shown exclude the effect of estimated forfeitures related to service-based vesting conditions. For additional information relating to the assumptions made by us in valuing these awards for 2008, refer to note 12 of our financial statements in our annual report on Form 10-K for the year ended December 31, 2008, as filed with the SEC. The amounts in this column reflect our compensation expense for these awards, and may not correspond to the actual value that will be recognized by the non-employee directors. The full grant date fair value of the restricted stock issued to our non-employee directors during 2008 is as follows: Mr. Walter Scott—$180,000 and all other non-employee directors—$150,000.

The following indicates the shares of restricted stock held by our non-employee directors at December 31, 2008:

Walter Scott, Jr.	117,433
R. Douglas Bradbury	0
Douglas C. Eby	129,440
James O. Ellis, Jr.	97,861
Richard R. Jaros	97,861
Robert E. Julian	97,861
Michael J. Mahoney	129,440
Arun Netravali	97,861
John T. Reed	97,861
Michael B. Yanney	97,861
Albert C. Yates	97,861

(2) We provide secretarial services to Mr. Scott. The amount indicated represents our incremental costs for the provision of those secretarial services.

(3) R. Douglas Bradbury joined the Board of Directors in February 2009.

Certain Relationships and Related Transactions

Review and Approval of Related Party Transactions. We review all relationships and transactions in which the company and our directors and executive officers or their immediate family members are participants pursuant to a written related party transactions policy to determine whether these persons have a direct or indirect material interest. Members of our Legal Department are primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the company or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to the company or a related person are disclosed in our Proxy Statement. In addition, our Audit Committee reviews and approves or ratifies any related person transaction that has a value equal to or in excess of $50,000. In the course of its review and approval or ratification of a related party transaction that meets this threshold, the Audit Committee will consider:

- the benefits to the company;
- the effect on a director's independence in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer;
- the availability of other sources for comparable products or services;
- the terms of the transaction;
- the terms available to unrelated third parties or to employees generally; and
- any other matters the Audit Committee deems appropriate.

Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction; provided, however, that such member may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

Related Party Transactions

The Audit Committee has reviewed and approved or ratified all of the following transactions.

Company Aircraft. We permit the personal use of our aircraft by certain members of our senior management. This personal use of our aircraft is done pursuant to an Aircraft Time-Share Agreement, which provides that we will charge the individual our incremental cost to operate the aircraft as allowed by Part 91 of the U.S. Federal Aviation Administration regulations for personal use of corporate aircraft. The rate used for the first seven months of 2008 was $1,500 per hour of use and $2,000 per hour of use for the last five months of 2008. We received a total payment in the amount of $179,993 from Mr. Crowe under his agreement for the period January 1, 2008 to December 31, 2008, and a total payment in the amount of $35,851 from Mr. O'Hara under his agreement for the period January 1, 2008 to March 10, 2008.

We note that when a guest accompanies a member of our senior management on business travel and when required by applicable Internal Revenue Service regulations, we impute as income the cost of that additional travel to that executive. To calculate the amount of imputed income, we use the Internal Revenue Service's Standard Industry Fare Level, or SIFL, rates. For 2008, Mr. Crowe had $2,045 of imputed income, Mr. Miller had $1,012 of imputed income and Mr. O'Hara had $3,007 of imputed income.

For additional information regarding the use of personal aircraft, please see "Compensation Discussion and Analysis—2008 Executive Compensation Components—Perquisites" above.

December 2008 Tender Offers and Issuance of Our 15% Convertible Senior Notes due 2013. In December 2008, we closed the offering and sale of $400,000,000 aggregate principal amount of our 15% Convertible Senior Notes due 2013, or the 15% notes. Two of our largest stockholders, Fairfax Financial Holdings and Southeastern Asset Management, on behalf of its advisory clients, each purchased $100,062,000 aggregate principal amount of the 15% notes, and two members of the Board, Walter Scott, Jr. and Robert E. Julian, directly and through related accounts, purchased $36,976,000 aggregate principal amount and $2,900,000 aggregate principal amount of the 15% notes, respectively. Each of Fairfax Financial Holdings and Southeastern Asset Management, on behalf of its advisory clients, Walter Scott, Jr. and his related accounts and Robert E. Julian and his related accounts paid the same purchase price for the 15% notes and received identical 15% notes as all other purchasers of the 15% notes.

The 15% notes will mature on January 15, 2013 and pay 15 percent annual cash interest. The 15% notes are convertible by holders into shares of our common stock, at an initial conversion price of $1.80 per share (which is equivalent to a conversion rate of 555.5556 shares of common stock per $1,000 principal amount of the 15% notes), subject to adjustment upon certain events, at any time before the close of business on January 15, 2013. Holders of the 15% notes may require us to repurchase all or any part of their 15% notes upon the occurrence of a designated event (such as a change of control of the company or a termination of trading of the company's common stock) at a price equal to 100% of the principal amount of the 15% notes, plus accrued and unpaid interest to, but excluding, the repurchase date, if any. In addition, if a holder elects to convert its 15% notes in connection with certain changes in control, we will pay, to the extent described in the indenture relating to the 15% notes, a make-whole premium by increasing the number of shares deliverable upon conversion of such 15% notes.

We used the proceeds of the issuance of the 15% notes to fund the cash tender offers for our 6% Convertible Subordinated Notes due 2009, 6% Convertible Subordinated Notes due 2010 and 2.875% Convertible Senior Notes due 2010 that we also completed in December 2008.

Mr. Scott and his related accounts tendered $28,500,000 aggregate principal amount of our 6% Convertible Subordinated Notes due 2009 in our December 2008 cash tender offer for those notes and received $26,220,000 plus accrued and unpaid interest. Mr. Scott and his related accounts also tendered $15,400,000 aggregate principal amount of our 6% Convertible Subordinated Notes due 2010 in our December 2008 cash tender offer for those notes and received $10,780,000 plus accrued and unpaid interest. Mr. Julian and his related accounts tendered $4,161,000 aggregate principal amount of our 6% Convertible Subordinated Notes due 2010 in our December 2008 cash tender offer for those notes and received $2,912,700 plus accrued and unpaid interest. The terms and conditions of Mr. Scott's and his related accounts' and Mr. Julian's and his related accounts' participation in the tender offers were identical to the terms and conditions for all other participants in the tender offers.

Mr. Scott, Mr. Julian and Mr. Eby did not participate in the Board's review and approval of the offering and sale of the 15% notes and the cash tender offers described above. Mr. Reed, chairman of the Audit Committee, participated in the full Board's review and approval of these transactions.

REVERSE STOCK SPLIT PROPOSAL

Again this year, we are asking stockholders to approve a proposal to grant the Board discretionary authority to effect a reverse stock split pursuant to one of four alternative ratios. This proposal is essentially identical to the proposal that was approved by our stockholders at the 2005, 2006, 2007 and 2008 Annual Meetings.

A reverse stock split would reduce the number of outstanding shares of our common stock, and the holdings of each stockholder, according to the same formula. The proposal calls for four possible reverse stock split ratios: 1-for-5, 1-for-10, 1-for-15 and 1-for-20.

If the proposal is approved, the Board will have the discretion to effect one reverse stock split at any time prior to May 19, 2010 using one of the approved ratios, or to choose not to effect a reverse stock split at all, based on its determination of which action is in the best interests of Level 3 and its stockholders. The Board reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that this proposal is no longer in the best interests of our stockholders.

The Board did not elect to exercise its discretionary authority to implement a reverse stock split that was given at the 2008 Annual Meeting because the Board concluded that circumstances did not warrant the implementation of a reverse stock split. We are asking stockholders to approve this proposal again at the 2009 Annual Meeting for the reasons that we describe below.

We currently have 2.25 billion authorized shares of common stock. Please see the "COMMON STOCK PROPOSAL" for additional information regarding the proposal to increase the number of authorized shares of our common stock by 250 million from 2.25 billion to 2.5 billion. As of March 27, 2009, the record date for the Annual Meeting, 1,626,915,958 shares of common stock were issued and outstanding. "Authorized" shares represent the number of shares of common stock that we are permitted to issue under our Restated Certificate of Incorporation. Since we do not have any shares of our common stock that we have repurchased, which are referred to as "treasury shares," the number of shares of common stock "outstanding" represents the number of shares of common stock that we have actually issued from the pool of authorized shares of common stock. The reverse stock split, if implemented, would have the principal effect of reducing both the outstanding number of shares of common stock and the authorized number of shares of common stock by the ratio selected by the Board, and, except for the effect of fractional shares, each stockholder's proportionate ownership interest in the company would be the same immediately before and after the reverse stock split.

Purposes of the Reverse Stock Split

The purpose of implementing a reverse stock split would be to attempt to increase the per share trading value of our common stock to one that is more typical of the share prices of other widely owned public companies. Our Board intends to effect the proposed reverse stock split only if the implementation of a reverse stock split is determined by the Board to be in the best interest of Level 3 and its stockholders. If the trading price of our common stock increases without a reverse stock split, the Board may exercise its discretion not to implement a reverse split.

We believe that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a reverse stock split, we may be able to raise our common stock price to a level where our common stock would be viewed more favorably by potential investors.

Other investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. A higher stock price after a reverse stock split should reduce this concern.

The combination of lower transaction costs and increased interest from institutional investors and investment funds could have the effect of improving the trading liquidity of our common stock.

Our common stock currently trades on the NASDAQ Stock Market under the symbol "LVLT." The NASDAQ Stock Market has several continued listing criteria that companies must satisfy in order to remain listed on the exchange. One of these criteria is that the Level 3 common stock have a trading price that is greater than or equal to $1.00 per share. The NASDAQ Stock Market has temporarily suspended the application of the $1.00 listing requirement. As of March 31, 2009, we meet all of the NASDAQ Stock Market's continued listing criteria, other than the $1.00 minimum trading price requirement. Although we do not believe that we currently have an issue relating to the continued listing of our common stock on the NASDAQ Stock Market, we believe that approval of this proposal would provide the Board with the ability to meet the continued listing standard in the future, to the extent that our common stock price would not otherwise meet the minimum trading requirements then in effect.

The Board believes that stockholder approval of four potential exchange ratios (rather than a single exchange ratio) provides the Board with the flexibility to achieve the desired results of a reverse stock split. If the stockholders approve this proposal, the Board would effect a reverse stock split only upon the Board's determination that a reverse stock split would be in the best interests of the stockholders at that time. To effect a reverse stock split, the Board would set the timing for such a split and select the specific ratio from among the four ratios described in this Proxy Statement. No further action on the part of stockholders will be required to either implement or abandon the reverse stock split. If the proposal is approved by stockholders, and the Board determines to implement any of the reverse stock split ratios, we would communicate to the public, prior to the effective date of the reverse split, additional details regarding the reverse split, including the specific ratio the Board selects.

You should keep in mind that the implementation of a reverse stock split does not have an effect on the actual or intrinsic value of the Level 3 business or your proportional ownership in Level 3. You should also consider that in many cases, the market price of a company's shares declines after a reverse stock split.

Certain Risks Associated with the Reverse Stock Split

There can be no assurance that the total market capitalization of our common stock (the aggregate value of all Level 3 common stock at the then market price) after the implementation of a reverse stock split will be equal to or greater than the total market capitalization before a reverse stock split or that the per share market price of our common stock following a reverse stock split will increase in proportion to the reduction in the number of shares of our common stock outstanding before the reverse stock split.

There can be no assurance that the market price per new share of our common stock after a reverse stock split will remain unchanged or increase in proportion to the reduction in the number of old shares of our common stock outstanding before a reverse stock split. For example, based on the closing price of our common stock on March 30, 2009 of $0.88 per share, if the Board were to implement the reverse stock split and utilize a ratio of 1-for-10, we cannot assure you that the post-split market price of our common stock would be $8.80 (that is, $0.88 × 10) per share or greater. In many cases, the market price of a company's shares declines after a reverse stock split.

Accordingly, the total market capitalization of our common stock after a reverse stock split when and if implemented may be lower than the total market capitalization before the reverse stock split. Moreover, in the future, the market price of our common stock following a reverse stock split may not exceed or remain higher than the market price prior to the reverse stock split.

If a reverse stock split is effected, the resulting per-share stock price may not attract institutional investors or investment funds and may not satisfy the investing guidelines of such investors and, consequently, the trading liquidity of our common stock may not improve.

While the Board believes that a higher stock price may help generate investor interest, there can be no assurance that a reverse stock split will result in a per-share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common stock may not necessarily improve.

A decline in the market price of our common stock after a reverse stock split is implemented may result in a greater percentage decline than would occur in the absence of a reverse stock split, and the liquidity of our common stock could be adversely affected following such a reverse stock split.

If a reverse stock split is effected and the market price of our common stock declines, the percentage decline may be greater than would occur in the absence of a reverse stock split. The market price of our common stock will, however, also be based on our performance and other factors, which are unrelated to the number of shares of common stock outstanding. Furthermore, the liquidity of our common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

If approved and implemented, the principal effects of a reverse stock split would include the following:

- depending on the ratio for the reverse stock split selected by the Board, each 5, 10, 15 or 20 shares of our common stock that you own will be combined into one new share of common stock;
- the number of shares of common stock issued and outstanding will be reduced proportionately based on the ratio selected by the Board;

- the total number of shares of common stock that we are authorized to issue will be reduced proportionately based on the ratio selected by the Board;
- appropriate adjustments will be made to RSUs, OSOs and other securities convertible into shares of our common stock granted under our plans to maintain the economic value of the awards;
- the number of shares reserved for issuance under our 1995 Stock Plan will be reduced proportionately based on the ratio selected by the Board (and any other appropriate adjustments or modifications will be made under the plans); and
- the conversion price of our convertible notes and warrants to purchase our common stock and the number of shares reserved for issuance upon conversion or exercise will be adjusted in accordance with their terms based on the ratio selected by the Board.

The common stock resulting from a reverse stock split will remain fully paid and non-assessable. A reverse stock split will not affect the public registration of the common stock under the Securities Exchange Act of 1934.

If implemented, a reverse stock split would not have any effect on our current dividend policy. Our current dividend policy, in effect since April 1, 1998, is to retain future earnings for use in our business. As a result, our directors and management do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future. In addition, we are effectively restricted under certain debt covenants from paying cash dividends on shares of our common stock.

A reverse stock split would not, by itself, affect our assets or business prospects. Also, if approved and implemented, a reverse stock split may result in some stockholders owning "odd lots" of less than 100 shares of common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares. The Board believes, however, that these potential effects are outweighed by the benefits of a reverse stock split.

Fractional Shares

No fractional certificates will be issued in connection with a reverse stock split. Stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares of common stock not evenly divisible by the number selected by the Board for a reverse stock split ratio will be entitled, upon surrender of any certificate(s) representing such shares, to a cash payment in lieu thereof. We would arrange for a third party to aggregate the fractional shares of registered stockholders, sell them in the open market and deliver the proceeds to those stockholders. We will pay any brokerage commissions in connection with that sale.

Stockholders who otherwise would be entitled to receive fractional shares will only be entitled to a cash payment in lieu of such shares and will no longer have any rights as a stockholder with respect to the shares of common stock that would have been exchanged for such fractional shares.

Authorized Shares

A reverse stock split would affect all issued and outstanding shares of Level 3 common stock and outstanding rights to acquire Level 3 common stock. Upon the effectiveness of a reverse stock split, the total number of shares of common stock that we are authorized to issue would be reduced proportionately based on the ratio selected by the Board. As of the record date for the Annual Meeting, we had 2.25 billion shares of authorized common stock and approximately 1.6 billion shares of common stock issued and outstanding. Authorized but unissued shares will be available for issuance, and we may issue these shares in the future. If we issue additional shares, the ownership interest of holders of our common stock will be diluted. See "COMMON STOCK PROPOSAL" for more information regarding the proposal to amend our Restated Certificate of Incorporation to increase the number of authorized shares of our common stock, par value $.01 per share by 250 million from 2.25 billion to 2.5 billion.

Accounting Matters

The par value of the common stock will remain at $.01 per share after a reverse stock split. As a result, as of the effective time, the stated capital on our balance sheet attributable to our common stock would be reduced proportionately based on the reverse stock split ratio selected by the Board, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. In future financial statements, we would restate net income or loss and other per share amounts for periods ending before a reverse stock split to give retroactive effect to the reverse stock split.

Procedure for Effecting a Reverse Stock Split and Exchange of Stock Certificates

If stockholders approve the proposal and the Board decides to implement a reverse stock split, we will file with the Secretary of State of the State of Delaware a certificate of amendment to our Restated Certificate of Incorporation. A reverse stock split will become effective at the time and on the date of filing of, or at such later time as is specified in, the certificate of amendment, which we refer to as the "effective time" and "effective date," respectively. Beginning at the effective time, each certificate representing shares of common stock will be deemed for all corporate purposes to evidence ownership of the number of whole shares into which the shares previously represented by the certificate were combined pursuant to the reverse stock split. The text of the certificate of amendment would be in substantially the form attached hereto as Annex 2, except that the text of the form may be altered for any changes required by the Secretary of State of the State of Delaware and changes deemed necessary or advisable by the Board, including the insertion of the effective time, effective date, number of authorized shares and the reverse stock split ratio selected by Board.

Upon a reverse stock split, we intend to treat stockholders holding our common stock in "street name," through a bank, broker or other nominee, in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect a reverse stock split for their beneficial holders holding our common stock in "street name." However, these banks, brokers or other nominees may have different procedures than registered stockholders for processing a reverse stock split. If you hold your shares with a bank, broker or other nominee and if you have any questions in this regard, we encourage you to contact your nominee.

Following any reverse stock split, stockholders holding physical certificates would need to exchange those certificates. As we are now fully participating in the direct registration system, you will not receive a replacement physical certificate. Instead you will receive a written confirmation from our transfer agent Wells Fargo Shareowner Services indicating the number of shares you own after the effect of the reverse stock split and a cash payment in lieu of any fractional shares. Our common stock would also receive a new CUSIP number.

If a reverse stock split is implemented, Wells Fargo Shareowner Services, our transfer agent, will advise registered stockholders of the procedures to be followed to exchange certificates in a letter of transmittal to be sent to stockholders. No new written confirmations will be issued to a stockholder until the stockholder has surrendered the stockholder's outstanding certificate(s), together with the properly completed and executed letter of transmittal, to Wells Fargo. Any old shares submitted for transfer, whether pursuant to a sale, other disposition or otherwise, will automatically be exchanged for new shares. **Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) until requested to do so.**

No Appraisal Rights

Stockholders do not have appraisal rights under the Delaware General Corporation Law or under our Restated Certificate of Incorporation in connection with the reverse stock split.

Reservation of Right to Abandon Reverse Stock Split

We reserve the right to abandon a reverse stock split without further action by our stockholders at any time before the effectiveness of the filing with the Secretary of State of the State of Delaware of the certificate of amendment to our Restated Certificate of Incorporation, even if the authority to effect a reverse stock split has been approved by our stockholders at the Annual Meeting. By voting in favor of a reverse stock split, you are expressly also authorizing the Board to determine not to proceed with, and abandon, a reverse stock split if it should so decide.

Certain Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of a reverse stock split. This discussion is based on the Internal Revenue Code, the Treasury Regulations promulgated thereunder, published statements by the Internal Revenue Service and other applicable authorities on the date of this Proxy Statement, all of which are subject to change, possibly with retroactive effect. This discussion does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. Further, it does not address any state, local or foreign income or other tax consequences. This summary also assumes that the shares of common stock held immediately prior to the effective time of the reverse stock split (the "old shares") were, and the new shares received will be, held as a "capital asset," as defined in the Internal Revenue Code (generally, property held for investment).

Subject to the discussion below concerning the treatment of the receipt of cash payments instead of fractional shares, we believe that the material U.S. federal income tax consequences of a reverse stock split would be as follows:

- Level 3 will not recognize any gain or loss as a result of the reverse stock split.
- You will not recognize any gain or loss as a result of the reverse stock split, except with respect to cash received instead of fractional shares.
- The aggregate adjusted basis of the shares of each class of our common stock you hold following the reverse stock split will be equal to your aggregate adjusted basis immediately prior to the reverse stock split, reduced by any tax basis attributable to a fractional share.
- Your holding period for the common stock you continue to hold after the reverse stock split will include your holding period for the common stock you held immediately prior to the reverse stock split.

In general, if you receive cash instead of a fractional share of our common stock, you will recognize capital gain or loss based on the difference between the amount of cash received and your adjusted basis in the fractional share. The capital gain or loss will constitute long-term capital gain or loss if your holding period for our common stock is greater than one year as of the date of the reverse stock split. The deductibility of capital losses is subject to limitations.

Our beliefs regarding the tax consequences of the reverse stock split is not binding on the Internal Revenue Service or the courts. **Accordingly, we urge you to consult with your own tax advisor with respect to all of the potential tax consequences to you of the reverse stock split.**

Please note that the approval of this proposal does not require the approval of the COMMON STOCK PROPOSAL that is described in this Proxy Statement.

Vote Required

Article XIII of our Restated Certificate of Incorporation provides that the affirmative vote of stockholders holding at least a majority of the outstanding shares of our common stock is required for approval of this proposal.

The Board has unanimously adopted a resolution seeking stockholder approval of, and recommends that you vote FOR, this proposal.

COMMON STOCK PROPOSAL

We are asking stockholders to approve a proposal to amend our Restated Certificate of Incorporation. The adoption of the proposal to amend our Restated Certificate of Incorporation would increase the number of authorized shares of our common stock in our Restated Certificate of Incorporation by 250 million from 2.25 billion to 2.5 billion.

As of March 27, 2009, 1,626,915,958 of our shares of common stock were issued and outstanding and approximately 621 million shares were reserved for issuance pursuant to outstanding convertible debt obligations, employee benefit plans, and other equity linked securities leaving approximately one (1) million shares of our common stock currently unreserved and available for future use.

The Board believes that the increase in the number of authorized shares of our common stock will provide flexibility in connection with future activities, including:

- financings;
- investment opportunities;
- acquisitions of other companies;
- stock dividends or splits;
- employee benefit plans; and
- other corporate purposes that the Board deems advisable.

Although we have announced the possibility of our issuing shares of common stock from time-to-time for corporate acquisitions and our management continues to evaluate possible acquisition transactions in which we may use our shares of common stock as consideration, as of the date of this Proxy Statement, we have no agreement or understanding with respect to issuing any of the additional shares of authorized common stock and have no present intention to enter into such an agreement or understanding. In addition, there can be no assurance that any such issuance for acquisition transactions or issuance for other purposes will be made, or, if made, as to the timing, type, or size of any issuance. Our authorized but unissued common stock, including the increased number of shares of our common stock if this proposal is approved by the stockholders and made effective, may be issued from time to time as determined by the Board without further stockholder action, except as may be required in certain cases by law or the rules of the NASDAQ Stock Market.

Accordingly, we would be in a position to use our capital stock to take advantage of market conditions and opportunities without the delay and expense associated with the holding of a special meeting of stockholders. Although we may, based upon our review of prevailing market conditions, issue and sell shares of our common stock in the public markets, currently there is no agreement, arrangement or understanding relating to an issuance and sale by us of our common stock in the public markets. We have, however, an effective registration statement, which allows for us to sell, from time to time, our securities, including our common stock.

A stockholder vote against the proposed increase in the number of authorized shares of our common stock would have the effect of limiting our use of common stock.

Our stockholders do not have preemptive rights, which means they do not have the right to purchase shares in any future issuance of common stock in order to maintain their proportionate equity interests in Level 3. Although the Board will authorize the further issuance of our common stock only when it considers such issuance to be in the best interests of Level 3, stockholders should recognize that any such issuance of additional stock may have the effect of diluting the earnings (loss) per share and book value per share of outstanding shares of our common stock and the equity and voting rights of holders of shares of our common stock.

You will not realize any dilution in your percentage ownership or your voting rights as a result of increasing our authorized common stock. Issuances of additional shares of our common stock in the future, however, will dilute your percentage ownership and the voting power of the outstanding shares of our common stock. In addition, the issuance of additional shares of our common stock (or even the potential issue) may have a depressive effect on the market price of our common stock.

The increase in the authorized number of shares of common stock and the subsequent issuance of such shares could have the effect of delaying or preventing a change of control of Level 3 without further action by the stockholders. Shares of authorized and unissued common stock could (within the limits imposed by applicable law) be issued in one or more transactions that could make a change of control of Level 3 less likely. The additional authorized shares could be used to discourage persons from attempting to gain control of Level 3, by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support the Board in a potential takeover scenario. However, this proposal is not made in response to any effort of which we are aware to accumulate our stock or to obtain control of us, nor do we have a present intent to use the additional shares of authorized common stock to oppose a hostile takeover attempt or to delay or prevent changes in control of management.

The text of the certificate of amendment would be in substantially the form attached hereto as Annex 3, except that the text of the form may be altered for any changes required by the Secretary of State of the State of Delaware and changes deemed necessary or advisable by the Board, including the insertion of the effective time and effective date selected by Board.

Please note that the approval of this proposal does not require the approval of the REVERSE STOCK SPLIT PROPOSAL that is described in this Proxy Statement. If the REVERSE STOCK SPLIT PROPOSAL is approved and the Board determines to implement the reverse stock split prior to or simultaneously with the implementation of the COMMON STOCK PROPOSAL, the number of additional authorized shares of common stock would be decreased proportionately by the ratio chosen by the Board for the reverse stock split.

Vote Required

Article XIII of our Restated Certificate of Incorporation provides that the affirmative vote of stockholders holding at least a majority of the outstanding shares of our common stock is required for approval of this proposal.

The Board has unanimously adopted a resolution seeking stockholder approval of, and recommends that you vote FOR, this proposal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of March 14, 2009, by Level 3's directors, the Named Executive Officers, and the directors and executive officers as a group, and each person known by the company to beneficially own more than five percent of our outstanding common stock.

Name	Number of Shares of Common Stock	Percent of Common Stock Beneficially Owned(%)
James Q. Crowe(1)	7,883,786	*
Sunit S. Patel(2)	842,281	*
Charles C. Miller, III(3)	848,041	*
Thomas C. Stortz(4)	1,156,485	*
Eric J. Mortensen(5)	359,653	*
John Neil Hobbs(6)	620,266	*
Kevin J. O'Hara(7)	2,140,443	*
Walter Scott, Jr.(8)	47,369,497	2.9
R. Douglas Bradbury	856,506	*
Douglas C. Eby	129,440	*
James O. Ellis, Jr.	276,632	*
Richard R. Jaros	1,554,480	*
Robert E. Julian(9)	5,602,622	*
Michael J. Mahoney	199,841	*
Arun Netravali	315,836	*
John T. Reed(10)	578,365	*
Michael B. Yanney(11)	393,305	*
Albert C. Yates	307,732	*
Directors and Executive Officers as a Group (19 persons)(12)	71,435,211	4.3
Southeastern Asset Management, Inc.(13)	500,713,472	30.0
Fairfax Financial Holdings(14)	224,369,123	13.2
Odyssey America Reinsurance Corporation(14)	84,324,156	5.1
FMR LLC and Edward C. Johnson 3d(15)	81,973,556	5.0

* Less than 1%.

(1) Includes 520,000 shares of our common stock held by The Cherry Creek Trust, of which Mr. Crowe is the sole beneficiary and 77,943 restricted stock units, the restrictions on which will lapse within 60 days of March 14, 2009.

(2) Includes 15,000 shares of our common stock held in an individual retirement account by Mr. Patel and 190,165 restricted stock units, the restrictions on which will lapse within 60 days of March 14, 2009.

(3) Includes 84,438 restricted stock units, the restrictions on which will lapse within 60 days of March 14, 2009.

(4) Includes 209,475 restricted stock units, the restrictions on which will lapse within 60 days of March 14, 2009.

(5) Includes 45,133 restricted stock units, the restrictions on which will lapse within 60 days of March 14, 2009.

(6) Mr. Hobbs' employment with us terminated on December 31, 2008. Information presented is as of December 31, 2008, and includes all RSUs the restrictions on which lapsed pursuant to the terms of his separation and general release agreement. For more information on Mr. Hobbs' severance arrangements, please see the *Summary Compensation Table—John Neil Hobbs Termination Arrangements*, above.

(7) Mr. O'Hara's employment with us terminated on March 10, 2008. Information presented is as of March 10, 2008, and includes all RSUs the restrictions on which lapsed pursuant to the terms of his separation and general release agreement. For more information on Mr. O'Hara's severance arrangements, please see the *Summary Compensation Table—Kevin J. O'Hara Termination Arrangements*, above. Includes 46,000 shares held by the Kevin J. O'Hara Family LTD Partnership.

(8) Includes 99,700 shares of our common stock held by the Suzanne Scott Irrevocable Trust as to which Mr. Scott shares voting and investment powers, 16,316,668 shares of our common stock issuable upon conversion of $29,370,000 in principal amount of our 15% Convertible Senior Notes due 2013 (the "15% Notes") that Mr. Scott holds directly, 1,777,778 shares issuable upon conversion of $3,200,000 in principal amount of our 15% Notes that Mr. Scott holds indirectly through a charitable remainder trust, 1,175,556 shares issuable upon conversion of $2,116,000 in principal amount of our 15% Notes that Mr. Scott holds indirectly through the Suzanne and Walter Scott Charitable Remainder Trust, 1,272,222 shares issuable upon conversion of $2,290,000 in principal amount of our 15% Notes that Mr. Scott holds indirectly through the WS Charitable Remainder Unitrust II and 400,975 shares of our common stock held indirectly by Mr. Scott.

(9) Includes 1,000,000 shares of our common stock held by Julian Properties, LP, of which Mr. Julian is the sole general partner, 3,049,000 shares of our common stock held by a trust of which Mr. Julian is the trustee, 472,222 shares of our common stock issuable upon conversion of $850,000 in principal amount of our 15% Convertible Senior Notes due 2013 (the "15% Notes"), 438,889 shares of our common stock issuable upon conversion of $790,000 in principal amount of our 15% Notes that Mr. Julian holds indirectly through a trust of which Mr. Julian is the trustee and 544,444 shares of our common stock issuable upon conversion of $980,000 in principal amount of our 15% Notes that Mr. Julian holds indirectly through Julian Properties.

(10) Includes 100,000 shares of our common stock held in Mr. Reed's individual retirement account and 100,000 shares of our common stock held by Reed Partners, LLC, of which Mr. Reed and his spouse hold an aggregate 10% membership interest.

(11) Includes 34,440 shares of our common stock held in Mr. Yanney's individual retirement account, 53,500 shares of our common stock held in a retirement trust on behalf of Mr. Yanney's spouse and 40,000 shares of our common stock held by The Burlington Capital Group, LLC, of which Mr. Yanney and his spouse own approximately 47% of the outstanding membership interests. The Burlington Capital Group, LLC has pledged all of its marketable securities, including the 40,000 shares of our common stock, to secure a line of credit from a commercial bank.

(12) Includes 607,154 shares of our common stock issuable upon the lapse of restrictions on restricted stock units within 60 days of March 14, 2009. Also includes 21,997,779 shares issuable upon conversion of our 15% Convertible Senior Notes due 2013.

(13) Address for Southeastern Asset Management, Inc., Longleaf Partners Fund and Mr. O. Mason Hawkins is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119. The following information is based solely on Southeastern Asset Management, Inc.'s Schedule 13G filed with the SEC on February 6, 2009. Percentage of our outstanding common stock is as reported in their Schedule 13G.

Information presented is presented by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities reported by Southeastern Asset Management are owned legally by Southeastern Asset Management, Inc.'s investment advisory clients and none are owned directly or indirectly by Southeastern Asset Management, Inc. Includes 209,484,398 shares of our common stock (12.6%) beneficially owned by Longleaf Partners Fund, a series of Longleaf Partners Fund Trust, of which Southeastern Asset Management, Inc. shares voting and dispositive power. Southeastern Asset Management, Inc. exercises sole dispositive power with respect to 238,741,074 shares of our common stock beneficially owned by discretionary managed accounts, 261,935,398 shares of our common stock beneficially owned by discretionary managed accounts for which Southeastern Asset Management has shared dispositive power and 37,000 shares of our common stock beneficially owned by discretionary managed accounts for which Southeastern Asset Management has no dispositive power. Also includes 193,641,427 shares of our common stock held by discretionary managed accounts for which Southeastern Asset Management, Inc. has sole voting power, 261,935,398 shares of our common stock held by discretionary managed accounts for which Southeastern Asset Management, Inc. has shared voting power and 45,136,647 shares of our common stock held by discretionary managed accounts for which Southeastern Asset Management, Inc. has no voting power.

The 261,935,398 shares of our common stock beneficially owned by discretionary managed accounts for which Southeastern Asset Management has shared dispositive power includes 55,886,644 shares issuable upon conversion of convertible notes held by these accounts.

Mr. O Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc., may be deemed to beneficially own the Level 3 common stock held by Southeastern Asset Management, Inc. Mr. Hawkins disclaims beneficial ownership of such common stock.

(14) The following information is based solely on Fairfax Financial Holdings Limited's Schedule 13G filed with the SEC on February 17, 2009. Percentage of our outstanding common stock is as reported in their Schedule 13G. The information provided is for Fairfax Financial Holdings Limited ("Fairfax"), a corporation incorporated under the laws of Canada includes information for V. Prem Watsa, an individual; 1109519 Ontario Limited ("1109519"), a corporation incorporated under the laws of Ontario; The Sixty Two Investment Company Limited ("Sixty Two"), a corporation incorporated under the laws of British Columbia; 810679 Ontario Limited ("810679"), a corporation incorporated under the laws of Ontario; Odyssey Re Holdings Corp. ("OdysseyRe"), a corporation incorporated under the laws of Delaware; and Odyssey America Reinsurance Corporation ("Odyssey America"), a corporation incorporated under the laws of Connecticut. The business addresses for Fairfax, Mr. Watsa, 1109519 and 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7; the business address for Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia V6C 3L3; the business address for OdysseyRe is 300 First Stamford Place, Stamford, Connecticut 06902 and the business address for Odyssey America is 300 First Stamford Place, Stamford, Connecticut 06902.

Fairfax, Mr. Watsa, 1109519, 810679 and Sixty Two share voting and dispositive power with respect to 224,369,123 shares of our common stock, and Odyssey America and OdysseyRe share voting and dispositive power with respect to 84,324,156 shares of our common stock.

Certain of the shares of common stock beneficially owned are held by subsidiaries of Fairfax and by the pension plans of certain subsidiaries of Fairfax, and certain of the convertible debt securities that are convertible into shares of our common stock beneficially owned are held by subsidiaries of Fairfax, which subsidiaries and pension plans have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such interest of a subsidiary or pension plan relates to more than 5% of the class of our common stock.

Shares of our common stock reported as beneficially owned include shares of our common stock issuable upon conversion of certain convertible debt securities.

Neither the filing of the Schedule 13G nor the information contained therein shall be deemed to constitute an affirmation by Mr. Watsa, 1109519, Sixty Two, 810679, Fairfax, OdysseyRe or Odyssey America that such person is the beneficial owner of the shares referred to therein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(15) Address for FMR Corp. and Edward C. Johnson 3d is 82 Devonshire Street, Boston, Massachusetts 02109. The following information is based solely on FMR Corp.'s Schedule 13G filed with the SEC on February 17, 2009. Percentage of our outstanding common stock is as reported in their Schedule 13G.

Information presented is presented by FMR LLC ("FMR") as a holding company for its subsidiaries. Edward C. Johnson 3d and FMR, through their control of various subsidiaries, each has sole power to dispose of 80,195,320 shares of our common stock. Fidelity Management & Research Company, a wholly owned subsidiary of FMR and a registered investment adviser, is the beneficial owner of 80,195,320 shares of our common stock as a result of acting as investment adviser to various investment companies. Also includes 17,799 shares of our common stock resulting from the assumed conversion of $2,400,000 principal amount of our 6% Convertible Subordinated Notes due 2010, 15,085,340 shares of our common stock resulting from the assumed conversion of $60,100,000 principal amount of our 5.25% Convertible Senior Notes due 2011 and 7,238,095 shares of our common stock resulting from the assumed conversion of $39,520,000 principal amount of our 3.5% Convertible Senior Notes due 2012.

Pyramis Global Advisors Trust Company ("PGATC"), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 1,000,741 shares or 0.061% of our common stock as a result of its serving as investment manager of institutional accounts owning such shares. The number of shares includes 741 shares of our common stock resulting from the assumed conversion of $100,000 principal amount of our 6% Convertible Subordinated Notes due 2010. Edward C. Johnson 3d and FMR, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 1,000,741 shares and sole power to vote or to direct the voting of 1,000,741 shares of our common stock owned by the institutional accounts managed by PGATC as reported above.

FIL Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1) pursuant to an SEC No-Action letter dated October 5, 2000, is the beneficial owner of 759,200 shares of our common stock. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock.

OTHER MATTERS

It is not anticipated that any matters other than those described in this Proxy Statement will be brought before the Annual Meeting. If any other matters are presented, however, it is the intention of the persons named in the proxy to vote the proxy in accordance with the discretion of the persons named in the proxy.

FUTURE STOCKHOLDER PROPOSALS

A stockholder who would like to have a proposal considered for inclusion in our 2010 Proxy Statement must submit the proposal so that it is received by us no later than December 9, 2009. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

If a stockholder does not submit a proposal for inclusion in our 2010 Proxy Statement, but instead wishes to present it directly at the 2010 Annual Meeting of Stockholders, our By-laws require that the stockholder notify us in writing on or before March 20, 2010, but no earlier than February 18, 2010, for the proposal to be included in our proxy material relating to that meeting. Proposals received after March 20, 2010 will not be voted on at the 2010 Annual Meeting. In addition, such proposal must also include a brief description of the business to be brought before the 2010 Annual Meeting, the stockholder's name and record address, the number of shares of our common stock that are owned beneficially or of record by such stockholder, a description of any arrangements or understandings between the stockholder and any other person in connection with such proposal and any material interest of such stockholder in such proposal, and a representation that the stockholder intends to appear in person or by proxy at the 2010 Annual Meeting. If the stockholder wishes to nominate one or more persons for election as a director, such stockholder's notice must comply with additional provisions as set forth in our By-laws, including certain information with respect to the persons nominated for election as directors and any information relating to the stockholder that would be required to be disclosed in a Proxy Statement filing. Any such proposals should be directed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

AUDIT COMMITTEE REPORT

To the Board of Directors

The Audit Committee reviews Level 3 Communications, Inc.'s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. The company's registered public accounting firm is responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles. We have reviewed and discussed with management the company's audited financial statements as of and for the year ended December 31, 2008.

The Audit Committee has reviewed and discussed the consolidated financial statements with management and KPMG LLP, the company's registered public accounting firm. Management is responsible for the preparation, presentation and integrity of the company's financial statements; accounting and financial reporting principles; establishing and maintaining disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)); establishing and maintaining internal control over financial reporting (as defined in Securities Exchange Act Rule 13a-15(f)); evaluating the effectiveness of disclosure controls and procedures; evaluating the effectiveness of internal control over financial reporting; and evaluating any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. KPMG LLP is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, as well as expressing an opinion on the effectiveness of internal control over financial reporting.

During the course of fiscal 2008, management completed the documentation, testing and evaluation of the company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the Audit Committee received periodic updates provided by management and KPMG LLP at each regularly scheduled Audit Committee meeting. At the conclusion of the process, management provided the Audit Committee with and the Audit Committee reviewed a report on the effectiveness of the company's internal control over financial reporting. The Audit Committee also reviewed the report of management contained in the company's Form 10-K for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission, as well as KPMG LLP's Report of Independent Registered Public Accounting Firm included in the company's Form 10-K related to its audit of (i) the consolidated financial statements and (ii) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee the company's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2009.

The Audit Committee has discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61, Communications With Audit Committees, by the Auditing Standards Board of the American Institute of Certified Public Accountants. The Audit Committee has received and reviewed the written disclosures and the letter from KPMG LLP required by Rule 3526, Communications with Audit Committees Concerning Independence, by the Professional Standards of the Public Company Accounting Oversight Board (United States), and has discussed with the auditors the auditors' independence

Based on the reviews and discussions referred to above, the Audit Committee recommends to the Board of Directors that the financial statements referred to above be included in the company's annual report on Form 10-K for the year ended December 31, 2008.

The Audit Committee has also considered whether the provision of services by KPMG LLP not related to the audit of the financial statements referred to above and to the reviews of the interim financial statements included in the company's Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 is compatible with maintaining KPMG LLP's independence.

The following table presents fees (excluding expenses) for professional audit services rendered by KPMG LLP for the audit of the Level 3 annual financial statements for the years ended December 31, 2008, and 2007 and fees billed for other services rendered by KPMG LLP during those periods, which have been approved by the Audit Committee.

	2008	2007
Audit Fees(1)	$3,846,000	$3,646,000
Audit-Related Fees(2)	286,000	447,000
Tax Fees(3)	18,000	55,000
All Other Fees	0	0
Total Fees	$4,150,000	$4,148,000

(1) Audit fees consisted principally of fees for the audit of financial statements, including statutory audits of foreign subsidiaries, audit of controls over financial reporting and fees relating to comfort letters and registration statements.

(2) Audit related fees consisted principally of fees for audits of employee benefit plans, agreed-upon procedures reports and due diligence activities.

(3) Tax fees consisted principally of fees for tax consultation and tax compliance activities.

The Audit Committee:

John T. Reed, Chairman   Douglas C. Eby   Robert E. Julian

For the year ended December 31, 2008

PROPOSED TEXT OF AMENDMENT
of
RESTATED CERTIFICATE OF INCORPORATION
of
LEVEL 3 COMMUNICATIONS, INC.

ARTICLE IV of the Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on May 22, 2008, is hereby amended in its entirety to read as follows:

"ARTICLE IV
AUTHORIZED CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have the authority to issue is 2,260,000,000(†) shares, consisting of 2,250,000,000(†) shares of Common Stock, par value $.01 per share (the "Common Stock") and 10,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock")."

ARTICLE V of the Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on May 22, 2008 is hereby amended by adding a new Section D to read as follows:

"D. Upon this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the "Amendment Effective Time"), every [*five (5), ten (10), fifteen (15) or twenty (20) shares*] of the Corporation's Common Stock (the "Old Common Stock"), issued and outstanding immediately prior to the Amendment Effective Time, will be automatically reclassified as and converted into one share of common stock, par value $.01 per share, of the Corporation (the "New Common Stock").

Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock. In lieu thereof, the aggregate of all fractional shares otherwise issuable to the holders of record of Old Common Stock shall be issued to [*NAME OF THIRD PARTY*], as agent, for the accounts of all holders of record of Old Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all of the fractional interests will be effected by that agent as soon as practicable after the Amendment Effective Time on the basis of prevailing market prices of the New Common Stock on the NASDAQ Stock Market at the time of sale. After such sale and upon the surrender of the stockholders' stock certificates, the transfer agent will pay to such holders of record their pro rata share of the net proceeds derived from the sale of the fractional interests.

Each stock certificate that, immediately prior to the Amendment Effective Time, represented shares of Old Common Stock shall, from and after the Amendment Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional shares of New

(†) **NOTE:** The number of shares authorized will be proportionately adjusted based on the reverse stock split ratio selected by the Board of Directors when effecting the reverse stock split. The foregoing will be modified to describe the filing of a certificate of amendment to the restated certificate of incorporation should our stockholders approve the proposal to increase the number of authorized shares of common stock at the 2009 Annual Meeting and the Board determines to implement the reverse stock split after the effective date of that certificate of amendment.

Common Stock as set forth above), provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional shares of New Common Stock to which such holder may be entitled pursuant to the immediately preceding paragraph."

Annex 3

PROPOSED CERTIFICATE OF AMENDMENT
of
RESTATED CERTIFICATE OF INCORPORATION
of
LEVEL 3 COMMUNICATIONS, INC.

ARTICLE IV of the Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on May 22, 2008, is hereby amended in its entirety to read as follows(1):

"ARTICLE IV
AUTHORIZED CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have the authority to issue is 2,510,000,000(2) shares, consisting of 2,500,000,000(2) shares of Common Stock, par value $.01 per share (the "Common Stock") and 10,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock")."

(1) **NOTE:** The foregoing will be modified to describe the filing of a certificate of amendment to the restated certificate of incorporation should our stockholders approve the proposal to authorize a reverse stock split at the 2009 Annual Meeting and the Board determines to implement the reverse stock split prior to the effective date of this certificate of amendment.

(2) **NOTE:** The number of shares authorized will be modified to describe the results of the filing of a certificate of amendment to the restated certificate of incorporation should our stockholders approve the proposal to authorize a reverse stock split at the 2009 Annual Meeting and the Board determines to implement the reverse stock split prior to the effective date of this certificate of amendment. In that case, the number of authorized shares will be decreased proportionately by the ratio for the reverse stock split.

Financial Report Table of Contents

SELECTED FINANCIAL DATA

The Selected Financial Data of Level 3 Communications, Inc. and its subsidiaries appear below.

	Fiscal Year Ended(1)				
	2008	2007	2006	2005	2004
	(dollars in millions, except per share amounts)				
Results of Operations:					
Revenue	$4,301	$ 4,269	$3,378	$1,719	$1,776
Loss from continuing operations(2)	(290)	(1,114)	(790)	(707)	(478)
Income (loss) from discontinued operations(3)	—	—	46	69	20
Net loss	(290)	(1,114)	(744)	(638)	(458)
Per Common Share:					
Loss from continuing operations(2)	(0.19)	(0.73)	(0.79)	(1.01)	(0.70)
Income (loss) from discontinued operations(3)	—	—	0.05	0.10	0.03
Net loss	(0.19)	(0.73)	(0.74)	(0.91)	(0.67)
Dividends(4)	—	—	—	—	—
Financial Position:					
Total assets	9,638	10,254	9,994	8,277	7,544
Current portion of long-term debt(5)	186	32	5	—	143
Long-term debt, less current portion(5)	6,394	6,832	7,357	6,023	5,067
Stockholders' equity (deficit)(6)	876	1,070	374	(476)	(157)

(1) The operating results of Software Spectrum, Inc. ("Software Spectrum"), which was sold in 2006, and (*i*)Structure, LLC ("(*i*)Structure"), which was sold in 2005, are included in discontinued operations for all periods presented for which Level 3 owned each business.

The Company acquired the managed modem businesses of ICG Communications, Inc. and Sprint Communications Company, L.P. on April 1, 2004 and October 1, 2004, respectively.

The Company purchased WilTel Communications Group, LLC ("WilTel") on December 23, 2005, and recorded approximately $38 million of revenue attributable to this business in 2005.

The Company purchased Progress Telecom, LLC ("Progress Telecom") on March 20, 2006; ICG Communications, Inc. ("ICG Communications") on May 31, 2006; TelCove, Inc. ("TelCove") on July 24, 2006 and Looking Glass Networks Holding Co., Inc. ("Looking Glass") on August 2, 2006. The WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass results of operations and financial position are included in the consolidated financial statements from the respective dates of their acquisition. During 2006, the Company recorded revenue attributable to Progress Telecom of $49 million, ICG Communications of $46 million, TelCove of $166 million and Looking Glass of $33 million.

The Company purchased Broadwing Corporation ("Broadwing") on January 3, 2007; the Content Delivery Network services business of SAVVIS, Inc. (the "CDN Business") on January 23, 2007 and Servecast Limited on July 11, 2007. During 2007, the Company recorded revenue attributable to Broadwing of $946 million, the CDN Business of $17 million and Servecast of $3 million.

On June 5, 2008, Level 3 completed the sale of its Vyvx advertising distribution business to DG FastChannel, Inc. and received gross proceeds at closing of approximately $129 million in cash. Net proceeds from the sale approximated $121 million after deducting transaction-related costs. Revenue attributable to the Vyvx advertising distribution business totaled $15 million in 2008 through the date of sale, $36 million in 2007 and $35 million in 2006. The Vyvx businesses were acquired by the Company at the end of 2005 in the WilTel acquisition.

(2) In 2004, the Company recognized a gain of $197 million as a result of the early extinguishments of certain long-term debt and $113 million of termination revenue.

In 2005, the Company recognized $133 million of termination revenue and approximately $23 million of impairment and restructuring charges.

In 2006, the Company recognized approximately $13 million of impairment and restructuring charges, and a loss on early extinguishment of debt of $83 million as a result of the amendment and restatement of its senior secured credit facility and certain debt exchanges and redemptions.

In 2007, the Company recognized approximately $12 million of impairment and restructuring charges, and a loss on the early extinguishment of debt of $427 million as a result of the refinancing of its senior secured credit agreement and certain debt exchanges, redemptions and repurchases. The Company also recognized a gain of $37 million on the sale of marketable equity securities and a tax benefit of $23 million related to certain state tax matters.

In 2008, the Company recognized approximately $25 million of impairment and restructuring charges, $44 million of induced debt conversion expenses attributable to the exchange of certain of the Company's convertible debt securities, a gain on the early extinguishment of debt of $125 million as a result of certain debt repurchases, and a $99 million gain on the sale of the Company's Vyvx advertising distribution business and the sale of certain of its smaller long distance voice customers. The Company also revised its estimates of the amounts and timing of its original estimate of undiscounted cash flows related to certain future asset retirement obligations in the fourth quarter of 2008. As a result, the Company reduced its asset retirement obligations liability by $103 million with an offsetting reduction to property, plant and equipment of $21 million, selling, general and administrative expenses of $86 million, depreciation and amortization of $11 million and an increase to goodwill of $15 million.

(3) In 2005, the Company sold (*i*)Structure and recognized a gain on the sale of $49 million. For fiscal years 2005 and 2004, (*i*)Structure revenue approximated costs.

In 2006, the Company sold Software Spectrum and recognized a gain on the sale of $33 million. The income from the operations of Software Spectrum was $13 million, $20 million and $20 million for the fiscal years 2006, 2005 and 2004, respectively.

(4) The Company's current dividend policy, in effect since April 1998, is to retain future earnings for use in the Company's business. As a result, management does not anticipate paying cash dividends on shares of common stock in the foreseeable future. In addition, the Company is restricted under certain covenants from paying cash dividends on shares of its common stock.

(5) In 2004, the Company received net proceeds of $987 million from the issuance of a $730 million Senior Secured Term Loan due 2011 and the issuance of $345 million of 5.25% Convertible Senior Notes due 2011. The Company used the net proceeds to repay portions of its 9.125% Senior Notes due 2008, 11% Senior Notes due 2008, 10.5% Senior Discount Notes due 2008 and 10.75% Senior Euro Notes due 2008. The Company repurchased portions of the outstanding notes at prices ranging from 83 percent to 89 percent of the repurchased principal balances. The net gain on the early extinguishment of the debt, including transaction costs, realized foreign currency losses and unamortized debt issuance costs, was $50 million for these transactions. Also in 2004, the Company paid approximately $54 million and assumed certain obligations to extinguish a Genuity capital lease obligation and recognized a gain of $147 million on the transaction.

In 2005, the Company received net proceeds of $877 million from the issuance of $880 million of 10% Convertible Senior Notes due 2011. Also in 2005, a wholly owned subsidiary of the Company received net proceeds of $66 million from the completion of a refinancing of the mortgage of its corporate headquarters. The subsidiary entered into a new mortgage loan of $70 million at an initial fixed rate of 6.86% through 2010.

In 2006, the Company received net proceeds of $142 million from the issuance by its wholly owned subsidiary of $150 million of Floating Rate Senior Notes due 2011, net proceeds of $538 million from the issuance of $550 million of 12.25% Senior Notes due 2013, net proceeds of $326 million from its issuance of $335 million of 3.5% Convertible Senior Notes due 2012 and net proceeds of $1.239 billion (excluding prepaid interest) from the issuance by its wholly owned subsidiary of $1.250 billion of 9.25% Senior Notes due 2014. Also in 2006, the Company exchanged a portion of its outstanding 9.125% Senior Notes due 2008, 11% Senior Notes due 2008 and 10.5% Senior Discount Notes due 2008 for $46 million of cash and $692 million aggregate principal of new 11.5% Senior Notes due 2010. In addition, the Company redeemed the remaining outstanding 9.125% Senior Notes due 2008 totaling $398 million, 10.5% Senior Discount Notes due 2008 totaling $62 million and repurchased 99.3% of its wholly owned subsidiary's 10.75% Senior Notes due 2011 totaling $497 million.

In 2007, the Company received net proceeds of $982 million from the issuance by its wholly owned subsidiary of 8.75% Senior Notes due 2017 and Floating Rate Senior Notes due 2015 and net proceeds of $1.382 billion for the refinancing of its senior secured credit agreement. In connection with the refinancing of the senior secured credit agreement the borrower repaid its $730 million Senior Secured Term Loan due 2011. In 2007, the Company redeemed $488 million of its outstanding 12.875% Senior Notes due 2010, $96 million of outstanding 11.25% Senior Notes due 2010 and $138 million (€104 million) of outstanding 11.25% Senior Euro Notes due 2010. Also in 2007, the Company's wholly owned subsidiary repurchased $144 million of its outstanding Floating Rate Senior Notes due 2011, the Company repurchased $59 million of its outstanding 11% Senior Notes due 2008, $677 million of its outstanding 11.5% Senior Notes due 2010 and $61 million (€46 million) of its outstanding 10.75% Senior Euro Notes due 2008. The Company also completed the exchange of $605 million of its 10% Convertible Senior Notes due 2011 for a total of 197 million shares of common stock during 2007. The Company also converted or repurchased $180 million of Broadwing's outstanding 3.125% Convertible Senior Debentures due 2026 through the issuance of 17 million shares of common stock and the payment of $106 million in cash in 2007.

In 2008, the Company received proceeds of $400 million from the issuance of its 15% Convertible Senior Notes due 2013. In connection with the issuance of the 15% Convertible Senior Notes due 2013, the Company completed tender offers and repurchased $163 million of its 2.875% Convertible Senior Notes due 2010, $173 million of its 6% Convertible Subordinated Notes due 2010 and $124 million of its 6% Convertible Subordinated Notes due 2009. In 2008, the Company completed exchanges with holders of various issues of its convertible debt in which the Company issued approximately 48 million shares of the Company's common stock in exchange for $18 million of its 6% Convertible Subordinated Notes due 2009, $47 million of its 10% Convertible Senior Notes due 2011, $19 million of its 2.875% Convertible Senior Notes due 2010, $15 million of its 5.25% Convertible Senior Notes due 2011 and $9 million of its 3.5% Convertible Senior Notes due 2012. Also in 2008, the Company repurchased $39 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2009 and $32 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010. The Company also repaid at maturity the remaining $20 million of its outstanding 11% Senior Notes due 2008 and approximately $6 million (€4 million) of its outstanding 10.75% Senior Euro Notes due 2008.

(6) In 2004, the Company realized $95 million of foreign currency losses on the repurchase of its Euro denominated debt.

In 2005, the Company issued 115 million shares of common stock, valued at approximately $313 million, as the stock portion of the purchase price paid to acquire WilTel.

In 2006, the Company issued approximately 125 million shares of common stock in a public offering, valued at approximately $543 million.

In 2006, the Company issued 20 million shares of common stock, valued at approximately $66 million, as the stock portion of the purchase price paid to acquire Progress Telecom; 26 million shares of common stock, valued at approximately $131 million, as the stock portion of the purchase price paid to acquire ICG Communications; 150 million shares of common stock, valued at approximately $623 million, as the stock portion of the purchase price paid to acquire TelCove; and 21 million shares of common stock, valued at approximately $84 million, as the stock portion of the purchase price paid to acquire Looking Glass.

In 2007, the Company issued 197 million shares of common stock in exchange for $605 million of its 10% Convertible Senior Notes due 2011. The Company also issued 123 million shares of common stock, valued at approximately $688 million, as the stock portion of the purchase price to acquire Broadwing Corporation. Also in 2007, the Company issued 17 million shares of common stock in connection with the conversion of $179 million of Broadwing's outstanding 3.125% Convertible Senior Debentures due 2026.

In 2008, the Company issued approximately 48 million shares of common stock in exchange for $108 million aggregate principal amount of various issues of its convertible debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This document contains forward looking statements and information that are based on the beliefs of management as well as assumptions made by and information currently available to Level 3 Communications, Inc. and its subsidiaries ("Level 3" or the "Company"). When used in this document, the words "anticipate", "believe", "plan", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this document.

The following discussion should be read in conjunction with the Company's consolidated financial statements (including the notes thereto), included elsewhere herein.

Level 3 Communications, Inc., through its operating subsidiaries, is primarily engaged in the communications business, with additional operations in coal mining.

Communications Business

The Company is a facilities based provider of a broad range of communications services. Revenue for communications services is recognized on a monthly basis as these services are provided. For contracts involving private line, wavelengths and dark fiber services, Level 3 may receive up-front payments for services to be delivered for a period of generally up to 20 years. In these situations, Level 3 defers the revenue and amortizes it on a straight-line basis to earnings over the term of the contract. At December 31, 2008, for contracts where up-front payments were received for services to be delivered in the future, the Company's weighted average remaining contract period was approximately 12 years.

Communications revenue consists of:

- Core Communications Services
- Other Communications Services

The two categories of Communications revenue are in different phases of the service life cycle, requiring different levels of investment and focus, and providing different contributions to the Company's Communications Adjusted EBITDA. Management of Level 3 believes that growth in revenue from its Core Communications Services is critical to the long-term success of its communications business. At the same time, the Company believes it must continue to effectively manage the positive cash flows from its Other Communications Services. Core Communications Services includes revenue from Core Network Services and Wholesale Voice Services. Core Network Services revenue represents higher margin services and Wholesale Voice Services represents lower margin services. The Company believes that trends in the communications business are best gauged by looking at revenue trends in Core Network Services. The Company manages Wholesale Voice performance based on gross margin contribution. Core Network Services includes revenue from transport and infrastructure, IP and data services, including content delivery network services, local and enterprise voice services and Level 3 Vyvx broadcast services. Wholesale Voice Services includes revenue from long distance voice services, including domestic voice termination, international voice termination and toll free services. Other Communications Services includes revenue from managed modem and its related reciprocal compensation services and SBC Contract Services, which includes revenue from the "SBC Master Services Agreement", which was obtained in the December 2005 acquisition of WilTel Communications Group, LLC ("WilTel").

Core Communications Services

The Company's transport and infrastructure services include metropolitan and intercity wavelengths, private line, ethernet private line, dark fiber, colocation services, professional services and transoceanic services. Growth in transport and infrastructure revenue is largely dependent on increased demand for bandwidth services and available capital of companies requiring communications capacity for their own use or in providing capacity as a service provider to their customers. These expenditures may be in the form of monthly payments or up-front payments for private line, wavelength or dark fiber services. The Company is focused on providing end-to-end transport services to its customers to directly connect customer locations with a private network. Pricing for end-to-end services has been stable. For metropolitan transport services, prices have been stable and in some instances are increasing. For intercity transport services, the Company continues to experience pricing pressure for point-to-point locations, particularly in locations where a large number of carriers co-locate their facilities. An increase in demand may be partially offset by declines in unit pricing.

IP and data services primarily include the Company's high speed Internet access service, dedicated Internet access ("DIA") service, ATM and frame relay services, IP and ethernet virtual private network ("VPN") services, and content delivery network ("CDN") services, which includes streaming services. Level 3's Internet access service is a high quality and high-speed Internet access service offered in a variety of capacities. The Company's VPN services permit businesses of any size to replace multiple networks with a single, cost-effective solution that greatly simplifies the converged transmission of voice, video, and data. This convergence to a single platform can be obtained without sacrificing the quality of service or security levels of traditional ATM and frame relay offerings. VPN services also permit customers to prioritize network application traffic so that high priority applications, such as voice and video, are not compromised in performance by the flow of low priority applications such as email.

The Company believes that one of the largest sources of future incremental demand for the Company's Core Communications Services will be from customers that are seeking to distribute their feature rich content or video over the Internet. Revenue growth in this area is dependent on the continued increase in usage by both enterprises and consumers and the pricing environment. An increase in the reliability and security of information transmitted over the Internet and declines in the cost to transmit data have resulted in increased utilization of e-commerce or web based services by businesses. Although the pricing for data services is currently stable, the IP market is generally characterized by price compression and high unit growth rates depending upon the type of service, resulting in growth in absolute revenue. The Company experienced price compression in the high-speed IP market in 2008 and expects that pricing for its high-speed IP services will continue to decline in 2009.

The Company's Core Network Services includes local and enterprise voice services. Local voice services are primarily components that enable other service providers to deliver business or consumer-ready voice products to their end customers. Enterprise voice services are business-grade voice services that the Company sells directly to its business customers.

The Company, through its Level 3 Vyvx business, provides transport services for the audio and video programming of its customers over the Company's fiber-optic network and via satellite. It uses the Company's fiber-optic network to carry live traditional broadcast and cable television events from the site of the event to the network control centers of the broadcasters of the event.

For live events where the location is not known in advance, such as breaking news stories in remote locations, the Company provides an integrated satellite and fiber-optic network-based service to transmit the content to its customers. Most of Level 3 Vyvx's customers for these services contract for the service on an event-by-event basis; however, there are some customers who have purchased a dedicated point-to-point service which enables these customers to transmit programming at any time.

Prior to the sale of the Vyvx advertising distribution business, Level 3 Vyvx distributed advertising spots to radio and television stations throughout the U.S., both electronically and in physical form. Customers for these services utilized a network-based method for aggregating, managing, storing and distributing content for content owners and rights holders.

On June 5, 2008, Level 3 completed the sale of its Vyvx advertising distribution business to DG FastChannel, Inc. and received gross proceeds at closing of approximately $129 million in cash. Level 3 has retained ownership of Vyvx's core broadcast business, including the Vyvx Services Broadcast Business' content distribution capabilities.

The financial results of the Vyvx advertising distribution business are included in the Company's consolidated results of operations through the date of sale on June 5, 2008.

Level 3 recognized a gain on the sale of the Vyvx advertising distribution business of $96 million in 2008. The gain is presented in the consolidated statements of operations as "Gain on sale of business groups, net."

The Company has developed content distribution services through the acquisition of the Content Delivery Network services business ("CDN Business") of SAVVIS, which it purchased in January 2007 from SAVVIS, and the acquisition of Dublin, Ireland based Servecast Ltd., which it purchased in July 2007. The Company believes that the addition of the CDN Business with its strong, broad portfolio of patents will help the Company secure its commercial efforts in the heavily patented CDN market, in which a number of competitors have significant, patented intellectual property. Level 3 believes that one of the largest sources of future incremental demand for communications services will be derived from customers that are seeking to distribute their feature rich content or video over the Internet.

The Company offers Wholesale Voice Services that target large and existing markets. The revenue potential for Wholesale Voice Services is large; however, the pricing and margins are expected to continue to decline over time as a result of the new low-cost IP and optical-based technologies. In addition, the market for Wholesale Voice Services is being targeted by many competitors, several of which are larger and have more financial resources than the Company.

Core Communications Services Market Groups

In order to serve the changing needs of customers in growing markets and to drive growth across the Communications organization, Core Communications Services revenue by customer is also disaggregated into four customer-facing market groups as follows:

- The Wholesale Markets Group services the communications needs of the largest national and global service providers, including carriers, cable companies, wireless companies, voice service providers, systems integrators and the federal government. These customers typically integrate Level 3 services into their own products and services to offer to their end user customers.
- The Business Markets Group targets enterprise customers and regional carriers who value a local, professional sales force. Specific customer markets include medium and large businesses, local and regional carriers, state and local government entities, and higher education institutions and consortia.
- The Content Markets Group focuses on serving media and content companies with large and growing bandwidth needs. Customers in this market include video distribution companies, providers of gaming, mega-portals, software service providers, social networking providers, as well as more traditional media distribution companies such as broadcasters, satellite companies, television networks and sports leagues.
- The European Markets Group serves large European consumers of bandwidth, including the largest European and international carriers, large system integrators, voice service providers, cable operators, Internet service providers, content providers, and government and education sectors.

The Company believes that the alignment of Core Communications Services around customer markets should allow it to drive growth while enabling it to better focus on the needs of its customers. Each of these groups is supported by dedicated employees in sales and marketing. Each of these groups is also supported by non-dedicated, centralized service or product management and development, corporate marketing, global network services, engineering, information technology, and corporate functions including legal, finance, strategy and human resources.

Core Communications Services revenue by customer-facing market group was as follows:

	Year Ended December 31,		
(dollars in millions)	**2008**	**2007**	**2006**
Wholesale Markets Group	$2,177	$2,045	$1,205
Business Markets Group	959	941	327
Content Markets Group	398	380	254
European Markets Group	326	256	187
Total Core Communications Services	$3,860	$3,622	$1,973

The classification of customers within each customer-facing market group can change based upon sales team assignments, merger and acquisition activity by customers and other factors.

Other Communications Services

The Company's Other Communications Services are mature services that are not critical areas of emphasis for the Company. Other Communications Services includes revenue from managed modem and its related reciprocal compensation services and SBC Contract Services, which includes revenue derived under the SBC Master Services Agreement that was obtained in the WilTel acquisition. The Company and its customers continue to see consumers migrate from narrow band dial-up services to higher speed broadband services as the narrow band market matures. Additionally, America Online, a primary consumer of the Company's dial-up services, has been implementing a strategic change in its approach to its dial-up internet access business over the past few years that has accelerated the loss of its dial-up subscribers. During 2007, America Online's strategy accelerated the decline in managed modem revenue and contributed to further declines in managed modem revenue in 2008. The Company recognized approximately $103 million of managed modem revenue in 2008, a 35% decline from the $158 million of managed modem revenue recognized in 2007. The declines in managed modem revenue from America Online have been offset to some extent by an increase in market share as a result of certain competitors exiting segments of this business. The Company believes that the low-cost structure of its network will enable it to compete aggressively for new business in the declining managed modem market.

The Company receives compensation from other carriers when it terminates traffic originating on those carriers' networks. This reciprocal compensation is based on interconnection agreements with the respective carriers or rates mandated by the FCC. The Company has interconnection agreements in place for the majority of traffic subject to reciprocal compensation. In addition, a majority of the Company's existing reciprocal compensation revenue is associated with agreements that are in effect through 2009 or beyond. The Company continues to negotiate new interconnection agreements or amendments to its existing interconnection agreements with local carriers as needed. The Company earns the majority of its reciprocal compensation revenue from providing managed modem services. The Company also receives reciprocal compensation from its voice services.

Communications Business Strategy and Objectives

The Company's management continues to review all existing lines of business and service offerings to determine how those lines of business and service offerings enhance the Company's focus on delivery of communications services and meeting its financial objectives. To the extent that certain lines of business, business groups or service offerings are not considered to be compatible with the delivery of the Company's services or with meeting its financial objectives, Level 3 may exit those lines of business or stop offering those services.

The Company is focusing its attention on the following operational and financial objectives:

- increasing sales;
- improving the customer experience to increase customer retention and reducing customer churn;
- achieving sustainable generation of positive cash flows from operations in excess of capital expenditures;
- reducing network costs and operating expenses;
- growing Core Communications Services revenue, particularly Core Network Services revenue;
- continuing to show improvements in Adjusted EBITDA as a percentage of revenue;
- completing the integration of acquired businesses;
- growing its content delivery network services;
- continuing to implement its metro network strategy;
- managing cash flows provided by its Other Communications Services; and
- refinancing its future debt maturities.

The Company's management believes the introduction of new services or technologies, as well as the further development of existing technologies, may reduce the cost or increase the supply of certain services similar to those provided by Level 3. The ability of the Company to anticipate, adapt and invest in these technology changes in a timely manner may affect the Company's future success.

In 2006, the Company strategically expanded its presence in metropolitan markets and began offering services to enterprise customers through its Business Markets Group. This strategy allowed the Company to terminate traffic over its owned facilities rather than paying third parties to terminate the traffic. The expansion into new metro markets also provided additional opportunities to sell services to bandwidth intensive businesses on the Company's national and international networks. In order to expedite the expansion of its metro business, Level 3 acquired Progress Telecom, ICG Communications, TelCove and Looking Glass in 2006 and Broadwing in the first quarter of 2007. Level 3 also strategically expanded its content delivery network services with the acquisitions of the CDN Business in the first quarter of 2007 and Servecast in the third quarter of 2007. The results of operations attributable to each acquisition are included in the consolidated financial statements from the date of acquisition. Below is a summary of the Company's 2007 and 2006 acquisitions.

Servecast Acquisition: On July 11, 2007, Level 3 completed the acquisition of Servecast Limited, a Dublin, Ireland based provider of live and on-demand video management and streaming services for broadband and mobile platforms. Level 3 paid approximately €34 million, or $46 million, in cash, including transaction costs, to complete the acquisition of Servecast.

CDN Business Acquisition: On January 23, 2007, Level 3 completed the acquisition of the Content Delivery Network services business of SAVVIS, Inc. Level 3 paid approximately $133 million in cash, including transaction costs, to acquire the assets of the CDN Business, including network elements, customer contracts and intellectual property used in the CDN Business.

Broadwing Acquisition: On January 3, 2007, Level 3 acquired Broadwing, a publicly held provider of optical network communications services. Under the terms of the merger agreement, Level 3 paid $8.18 of cash plus 1.3411 shares of Level 3 common stock for each share of Broadwing common stock outstanding at closing. In total, Level 3 paid approximately $755 million of cash, including transaction costs, and issued approximately 123 million shares of the Company's common stock, valued at $688 million. As part of the Broadwing acquisition, approximately 3.8 million previously issued Broadwing warrants (valued at approximately $4 million) became exercisable for approximately 5.1 million shares of Level 3 common stock.

In connection with the acquisition of Broadwing, the Company guaranteed $180 million in aggregate principal amount of Broadwing Corporation's 3.125% Convertible Senior Debentures due 2026 (the "Broadwing Debentures") and the transaction included $24 million in capital lease obligations related primarily to a metro fiber IRU agreement. As of February 16, 2007, the holders of $179 million in aggregate principal amount of the Broadwing Debentures converted their Broadwing Debentures into a total of 17 million shares of Level 3 common stock and approximately $105 million in cash pursuant to the terms of the indenture governing the Broadwing Debentures and the agreement whereby Level 3 acquired Broadwing. The remaining $1 million in aggregate principal amount of the Broadwing Debentures was repurchased by Broadwing at 100% of par as required by the indenture governing the Broadwing Debentures.

Looking Glass Acquisition: On August 2, 2006, Level 3 completed the acquisition of Looking Glass, a privately held Illinois-based telecommunications company. The consideration paid by Level 3 consisted of approximately $13 million in cash, including transaction costs, and approximately 21 million shares of Level 3 common stock valued at $84 million. In addition, at the closing, Level 3 repaid approximately $67 million of Looking Glass liabilities.

TelCove Acquisition: On July 24, 2006, Level 3 completed the acquisition of TelCove, a privately held Pennsylvania-based telecommunications company. The consideration paid by Level 3 consisted of approximately $461 million in cash, including transaction costs, and approximately 150 million shares of Level 3 common stock valued at $623 million. In addition, Level 3 repaid approximately $132 million of TelCove liabilities.

ICG Communications: On May 31, 2006, Level 3 acquired all of the stock of ICG Communications, a privately held Colorado-based telecommunications company, from MCCC ICG Holdings, LLC excluding certain assets and liabilities. Under the terms of the purchase agreement, Level 3 purchased ICG Communications for aggregate consideration consisting of approximately 26 million shares of Level 3 common stock, valued at $131 million, and approximately $47 million in cash, including transaction costs and working capital adjustments.

Progress Telecom: On March 20, 2006, Level 3 completed its acquisition of all of the membership interests of Progress Telecom from PT Holding Company LLC ("PT Holding") excluding certain specified assets and liabilities of Progress Telecom. Progress Telecom was owned by PT Holding which is jointly owned by Progress Energy, Inc. and Odyssey Telecorp, Inc. Under the terms of the purchase agreement, Level 3 purchased Progress Telecom for an aggregate purchase price consisting of approximately $68 million in cash, including transaction costs and working capital adjustments, and approximately 20 million shares of Level 3 common stock, valued at $66 million.

Level 3 will continue to evaluate acquisition opportunities and could make additional acquisitions in the future.

The successful integration of acquired businesses into Level 3 is important to the success of Level 3. The Company must continue to identify synergies and integrate acquired networks and support organizations, while maintaining the service quality levels expected by customers to realize the anticipated benefits of these acquisitions. Successful integration of these acquired businesses continues to depend on the Company's ability to manage these operations, realize opportunities for revenue growth presented by strengthened service offerings and expanded geographic market coverage, and to eliminate redundant and excess costs to fully realize the expected synergies. If the Company is not able to efficiently and effectively continue to integrate the acquired businesses or operations, the Company may experience material negative consequences to its business, financial condition or results of operations.

In 2007, during the second quarter and portions of the third quarter, the Company's service activation times increased as a result of the following issues:

- Continuing to use the multiple order entry and provisioning systems and processes that were operated by the acquired companies to provision end-to-end services.
- Insufficient training on the multiple systems for employees performing service activation functions.
- Lack of sufficient staffing levels in some service activation areas.
- Identifying and fixing service activation throughput issues was challenging as a result of decentralizing service activation functions across the customer facing groups.

This increase in service activation cycle time had a negative effect on the Company's service installation intervals and the rate of Core Communications Services revenue growth during 2007. During this same period, the Company also experienced challenges in its service management processes that resulted in longer response times to resolve customer's network service issues. As a result of consolidating key operational functions and organizations as part of the integration effort, the Company's operating environment became more complex in the first half of 2007.

During the second and third quarters of 2007, the Company implemented certain process and organizational changes that were expected to improve service activation times and allow it to achieve its previously forecasted revenue and Adjusted EBITDA growth. However, these changes were not adequate to address the breadth of the problems encountered during the second and third quarters of 2007. As a result of these service activation and service management issues, the growth in Communications Services revenue and Adjusted EBITDA was lower than originally expected for the full year 2007.

The Company has taken steps to improve its existing processes and systems to address the increase in service activation times and improve its service management. With respect to the latter, the Company saw improvements in its service management during the fourth quarter of 2007 and in 2008. Additionally, the Company believes it has implemented sufficient improvements in service activation capabilities to match installation capacity to customer demand for services.

The Company has ongoing process and system development work that is being implemented as part of the integration efforts which have and are expected to further address the service activation and service management issues of systems and processes utilized by acquired companies as well as provide significant overall improvements to operations. The Company completed the foundation of its processes and systems development objectives at the end of 2008 and is now focused on operational efficiency improvements.

Recent changes in the composition of the Company's revenue have required the Company to manage operating expenses carefully and to concentrate its capital expenditures on those technologies and assets that enable the Company to develop its Core Communications Services further and replace the decline in revenue and earnings from Other Communications Services. Recent uncertainty in the global financial markets and economy has also required the Company to continue to manage its cost structure more efficiently. In addition, our operating results and financial condition could be negatively affected if as a result of economic conditions:

- customers defer or forgo purchases of our services;
- customers are unable to make timely payments to us;
- the demand for, and prices of, our services are reduced as a result of actions by our competitors or otherwise;
- key suppliers upon which we rely are unable to provide us with the materials we need for our network on a timely basis; or
- our financial counterparties, insurance providers or other contractual counterparties are unable to, or do not meet, their contractual commitments to us.

In addition to the operational objectives mentioned above, the Company has also been focused on improving its liquidity, financial condition, and extending the maturity dates of certain debt.

In December 2008, the Company completed tender offers for and repurchased $163 million in the aggregate of its 2.875% Convertible Senior Notes due 2010, $173 million of its 6% Convertible Subordinated Notes due 2010 and $124 million of its 6% Convertible Subordinated Notes due 2009. In connection with the completion of the tender offers, the Company issued $400 million aggregate principal amount of its 15% Convertible Senior Notes due 2013.

In October 2008, the Company completed exchanges with holders of various issues of its convertible debt in which the Company issued approximately 48 million shares of the Company's common stock in exchange for $18 million of its 6% Convertible Subordinated Notes due 2009, $47 million of its 10% Convertible Senior Notes due 2011, $19 million of its 2.875% Convertible Senior

Notes due 2010, $15 million of its 5.25% Convertible Senior Notes due 2011 and $9 million of its 3.5% Convertible Senior Notes due 2012.

The Company will continue to look for opportunities to improve its financial position and focus its resources on growing revenue and managing costs for the communications business.

Coal Mining

Level 3, through its two 50% owned joint-venture surface mines, one each in Montana and Wyoming, sells coal primarily through long-term contracts with public utilities. The long-term contracts for the delivery of coal establish the price, volume, and quality requirements of the coal to be delivered. Revenue under these and other contracts is generally recognized when coal is shipped to the customer.

Information Services

On November 30, 2005, the Company sold its wholly owned subsidiary, (*i*)Structure, LLC, which provided computer outsourcing services primarily to small and medium-sized businesses. The Company also completed the disposition of its remaining subsidiary in the information services business, Software Spectrum, Inc. on September 7, 2006. The results of operations and financial position for (*i*)Structure and Software Spectrum are reflected as discontinued operations for all applicable periods presented in this report.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company evaluates these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

While the Company has other accounting policies that involve estimates such as the allowance for doubtful accounts, revenue reserves, useful lives of long-lived assets, accruals for estimated tax and legal liabilities, cost of revenue disputes for communications services, valuation allowance for deferred tax assets, and unfavorable contracts recognized in purchase accounting, management has identified the policies below, which require the most significant judgments and estimates to be made in the preparation of the consolidated financial statements, as critical to its business operations and the understanding of its results of operations.

Revenue

Revenue for communications services, including transport, infrastructure, data, colocation, IP, Vyvx broadcast, voice, and managed modem, is recognized monthly as the services are provided. Communications services are provided either on a usage basis, which can vary period to period, or at a contractually committed amount.

Reciprocal compensation revenue is recognized when an interconnection agreement is in place with another carrier, or if an agreement has expired, when the parties have agreed to continue operating under the previous agreement until a new agreement is negotiated and executed; or at rates mandated by the FCC. Periodically, the Company will receive payment for reciprocal compensation services in excess of FCC rates and before an agreement is in place. These amounts are included in other current liabilities on the consolidated balance sheets until a final agreement has been reached and the necessary regulatory approvals have been received at which time the reciprocal compensation revenue is recognized. These amounts were insignificant to the Company in 2008, 2007 and 2006.

Revenue attributable to leases of dark fiber pursuant to indefeasible rights-of-use agreements ("IRUs") that qualified for sales-type lease accounting and were entered into prior to June 30, 1999, were recognized at the time of delivery and acceptance of the fiber by the customer. Certain sale and long-term IRU agreements of dark fiber and capacity entered into after June 30, 1999, are required to be accounted for in the same manner as sales of real estate with property improvements or integral equipment. This accounting treatment results in the deferral of revenue for the cash that has been received and the recognition of revenue ratably over the term of the agreement (generally up to 20 years).

Termination revenue is recognized when a customer disconnects service prior to the end of the contract period and for which Level 3 had previously received consideration and for which revenue recognition was deferred. Termination revenue is also recognized when customers make termination penalty payments to Level 3 to settle contractually committed purchase amounts that the customer no longer expects to meet or when a customer and Level 3 renegotiate a contract under which Level 3 is no longer obligated to provide product or services for consideration previously received and for which revenue recognition has been deferred. Termination revenue is reported in the same manner as the original product or service provided.

Accounting practice and guidance with respect to the accounting treatment of revenue continues to evolve. Any changes in the accounting treatment could affect the manner in which the Company accounts for revenue within its communications and coal businesses.

Non-Cash Compensation

The Company recognizes stock-based compensation expense for all share-based payment awards in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment" ("SFAS No. 123R"). Under the fair value recognition provisions of SFAS 123R, the Company recognizes stock-based compensation expense net of an estimated forfeiture rate, recognizing compensation cost for only those awards expected to vest over the requisite service period of the awards. Determining the appropriate fair value model and calculating the fair value of share-based payment awards require subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The Company issues outperform stock options in which the value received is based on a formula involving a multiplier related to the level by which the Company's common stock outperforms the S&P 500® Index. The Company utilizes a modified Black-Scholes model due to the additional variables required to calculate the effect of the success multiplier for its outperform stock options, including estimating the expected volatility of the S&P 500® Index. As a result of the deterioration of the Company's stock price at the end of 2008, the aggregate intrinsic value of outstanding outperform stock options was zero as of December 31, 2008.

The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If actual forfeiture rates are materially different from the Company's estimate, stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

Valuation of Long-Lived Assets

The Company performs an assessment of its long-lived assets, including finite-lived acquisition-related intangible assets, for impairment when events or changes in circumstances indicate that the carrying value of assets or asset groupings may not be recoverable. This review requires the identification of the lowest level of identifiable cash flows for purposes of grouping assets subject to review. The estimate of undiscounted cash flows includes long-term forecasts of revenue growth, gross margins and operating expenses. All of these items require significant judgment and assumptions. The impairment analysis of long-lived assets also requires the Company to make certain subjective assumptions and estimates regarding the expected future use of certain additional conduits and the expected future use of certain empty conduit. An impairment loss may exist when the estimated undiscounted cash flows attributable to the assets are less than their carrying amount. If an asset is deemed to be impaired, the amount of the impairment loss recognized represents the excess of the long-lived asset's carrying value as compared to its estimated fair value, based on management's assumptions and projections.

The Company conducted a long-lived asset impairment analysis in the fourth quarter of 2008 and concluded that its long-lived assets, including finite-lived acquisition-related intangible assets, were not impaired. To the extent that future changes in assumptions and estimates cause a change in estimates of future cash flows that indicate the carrying amount of the Company's long-lived assets, including finite-lived acquisition-related intangible assets, may not be recoverable, the Company may incur impairment charges in the future to write-down the carrying amount of the Company's long-lived assets, including finite-lived acquisition-related intangible assets, to their estimated fair value.

Valuation of Goodwill and Acquired Indefinite-Lived Intangible Assets

The Company performs an assessment of its goodwill for impairment annually at the end of the fourth quarter, or more frequently if the Company determines that indicators of impairment exist. The Company's impairment review process compares the fair value of each reporting unit to its carrying value. The Company's reporting units are consistent with the reportable segments identified in Note 14 to the Consolidated Financial Statements. If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and no further testing is performed. If the carrying value of the reporting unit exceeds its fair value, then a second step must be performed, and the implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference will be recorded.

The Company's fair value methodology consists of a quoted market price approach whereby the Company calculates the market capitalization of Level 3 using quoted market prices, adds an estimated control premium, and then assigns that fair value to the reporting units. The Company also performs a discounted cash flow analysis that includes estimates of revenue, costs, growth rates and an appropriate discount rate. These estimates are based on historical data, various internal estimates and management's expectations of future trends.

The Company conducted its goodwill impairment analysis at the end of the fourth quarter of 2008 and concluded that its goodwill was not impaired.

The Company also performs an assessment of its indefinite-lived acquisition-related intangible assets annually at the end of the fourth quarter, or more frequently if the Company determines that indicators of impairment exist. The Company's impairment review process compares the fair value of the indefinite-lived acquisition-related intangible assets to their respective carrying values. If the fair value of the indefinite-lived acquisition-related intangible assets exceeds their carrying values, then the indefinite-lived acquisition-related intangible assets are not impaired.

The Company's fair value methodology primarily consists of a discounted cash flow analysis that includes estimates of revenue, costs, growth rates and an appropriate discount rate and market comparable estimates. These estimates are based on historical data, various internal estimates and management's expectations of future trends.

The Company conducted its indefinite-lived acquisition-related intangible asset impairment analyses at the end of the fourth quarter of 2008 and concluded that there was no impairment. As a result of the sale of the Vyvx advertising distribution business in the second quarter of 2008, the Company also performed an impairment analysis of its indefinite-lived, Vyvx trade name and concluded that there was no impairment as of June 30, 2008.

To the extent that future changes in the Company's assumptions and estimates cause a change in the related fair value estimates that indicate the carrying amount of the Company's goodwill and indefinite-lived acquisition-related intangible assets may not be recoverable, the Company may incur impairment charges in the future to write-down the carrying amount of the Company's goodwill and indefinite-lived acquisition-related intangible assets to their estimated fair value.

Asset Retirement Obligations

The Company's asset retirement obligations consist of legal requirements to remove certain of its network infrastructure at the expiration of the underlying right-of-way ("ROW") term, restoration requirements for leased facilities and reclamation requirements in the coal mining business to remediate previously mined properties. The initial and subsequent measurement of the Company's asset retirement obligations require the Company to make significant estimates regarding the eventual costs and probability or likelihood that the Company will be required to remove certain of its network infrastructure, restore certain of its leased properties and remediate certain of its previously mined properties. In addition, the Company must estimate the periods over which these costs will be incurred and present value the total of such costs using the Company's estimate of its credit-adjusted risk-free interest rate.

The Company regularly evaluates its asset retirement obligations to determine if the amount and timing of its cash flow estimates continue to be appropriate based on current facts and circumstances.

As a result of indicators suggesting that the estimated cash flows underlying the Company's ROW asset retirement obligations were too high, the Company revised its assessment on December 31, 2008. Network infrastructure relocations indicated that the Company is not being required to physically remove its underground network infrastructure at rates consistent with the Company's previous estimates. Other internal and external information corroborated these lower rates. As a result, on December 31, 2008, the Company revised its probability assessment related to its requirement to physically remove its underground network infrastructure at the end of the underlying ROW terms, which caused a significant reduction to the related cash flows that the Company believes will be required to settle its ROW asset retirement obligations. The Company reduced its asset retirement obligation liability accordingly as of December 31, 2008.

As part of the ROW asset retirement obligation change in estimate, the Company determined that certain of its asset retirement obligations for acquired entities should have been higher at the acquisition date. As a result, the Company increased goodwill by approximately $15 million as of December 31, 2008.

The Company also determined that its estimates of restoration costs for its leased facility asset retirement obligations were too high based on current costs to restore. As a result, on December 31, 2008, the Company reduced its estimates of the cash flows that it believes will be required to settle its leased facility asset retirement obligations at the end of the respective lease terms, which resulted in a reduction to the Company's asset retirement obligation liability.

In the fourth quarter of 2008, the Company was awarded a long-term coal contract, which will extend the life of one of the Company's coal mining operations. As a result of the increase in the estimated life of one of the Company's coal mining operations, the Company revised the timing of its cash flows to remediate the mining site causing a reduction in its asset retirement obligation liability in the fourth quarter of 2008.

As a result of the aforementioned revisions in the estimated amount and timing of cash flows for asset retirement obligations, the Company reduced its asset retirement obligation liability by $103 million with an offsetting reduction to property, plant and equipment of $21 million, general and administrative expenses of $86 million, depreciation and amortization of $11 million and an increase to goodwill of $15 million. The Company reduced property, plant and equipment to the extent of the carrying amount of the related long-lived asset initially recorded when the asset retirement obligation liability was established. The remaining amount of the reduction to the asset retirement obligation was recorded as a reduction to depreciation expense, to the extent of historical depreciation of the related long-lived asset, and selling, general and administrative expense.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement was effective for financial assets and liabilities, as well as for non-financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis for fiscal years beginning after November 15, 2007 and interim periods within that fiscal year. FASB Staff Position ("FSP") FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2") defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for non-financial assets and liabilities that are not recognized or disclosed at fair value on a recurring basis. SFAS No. 157 did not have a material effect on the Company's consolidated results of operations or financial condition in 2008. The Company does not expect the adoption of the remaining portions of SFAS No. 157 to have a material effect on the Company's consolidated results of operations and financial position.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS No. 141R"), which replaces SFAS No. 141, "Business Combinations" ("SFAS No. 141"). SFAS No 141R retains the underlying concepts of SFAS No. 141 in that an entity is required to recognize the assets acquired and liabilities assumed at their fair value on the acquisition date. SFAS No. 141R will change the accounting treatment for certain specific acquisition related items to require: (1) expensing acquisition related costs as incurred; (2) expensing changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date; (3) valuing noncontrolling interests at fair value at the acquisition date; (4) generally expensing restructuring costs associated with an acquired business; (5) capitalizing in-process research and development assets acquired; and (6) measuring acquirer shares issued in consideration for a business combination at fair value on the acquisition date opposed to the announcement date. SFAS No. 141R also includes a substantial number of new disclosure requirements. SFAS No. 141R is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The effect of adopting SFAS No. 141R on the Company's consolidated results of operations and financial condition will be largely dependent on the size and nature of business combinations completed after December 31, 2008.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS No. 160"). SFAS No. 160 requires noncontrolling interests, previously referred to as minority interests, to be treated as a separate component of equity, not as a liability or other item outside of permanent equity and applies to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective for the Company beginning January 1, 2009. The Company does not currently expect the adoption of SFAS No. 160 to have a material effect on its consolidated results of operations and financial condition.

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 161 requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. This statement is effective for the Company beginning January 1, 2009. The Company does not expect the adoption of SFAS No. 161 to have a material effect on its consolidated results of operations and financial condition.

On May 9, 2008, the FASB issued FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 requires issuers of a certain type of convertible debt to separately account for the debt and equity components of the convertible debt in a way that reflects the issuer's borrowing rate at the date of issuance for similar debt instruments without the conversion feature. FSP APB 14-1 applies to certain of the Company's convertible debt. FSP APB 14-1 is effective for the Company beginning on January 1, 2009 and will be applied retrospectively to all quarterly and annual periods that will be presented in the Company's consolidated financial statements. Early adoption of FSP APB 14-1 is not permitted. The adoption of FSP APB 14-1 is expected to significantly increase the Company's non-cash interest expense and reduce basic and diluted earnings (loss) per share.

In November 2008, the FASB ratified EITF Issue No. 08-7, "Accounting for Defensive Intangible Assets," ("EITF 08-7"). EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets must be recognized at fair value in accordance with SFAS No. 141R and SFAS No. 157. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008 and will be adopted by the Company beginning on January 1, 2009. The effect of adopting EITF 08-7 on the Company's consolidated results of operations and financial condition will be largely dependent on the size and nature of business combinations completed after December 31, 2008.

Results of Operations 2008 vs. 2007

(dollars in millions)	Year Ended December 31, 2008	Year Ended December 31, 2007	Change %
Revenue:			
Communications	$4,226	$ 4,199	1%
Coal mining	75	70	7%
Total revenue	4,301	4,269	1%
Costs and Expenses: (exclusive of depreciation and amortization shown separately below)			
Cost of revenue:			
Communications	1,740	1,769	(2)%
Coal mining	69	64	8%
Cost of revenue	1,809	1,833	(1)%
Depreciation and amortization	931	942	(1)%
Selling, general and administrative	1,505	1,723	(13)%
Restructuring and non-cash impairment charges	25	12	108%
Total costs and expenses	4,270	4,510	(5)%
Operating Income (Loss)	31	(241)	113%
Other Income (Expense):			
Interest income	15	54	(7)%
Interest expense	(534)	(577)	7%
Gain (Loss) on extinguishment of debt, net	81	(427)	—
Gain on sale of business groups	99	—	—
Other, net	24	55	(56)%
Total other income (expense)	(315)	(895)	65%
Loss Before Income Taxes	(284)	(1,136)	75%
Income Tax (Expense) Benefit	(6)	22	—
Net Loss	$ (290)	$(1,114)	74%

Communications revenue consists of:

1) Core Communications Services, which includes Core Network Services and Wholesale Voice Services;

   - Core Network Services includes revenue from transport and infrastructure, IP and data services, local and enterprise voice services and Level 3 Vyvx broadcast services.

   - Wholesale Voice Services includes revenue from long distance voice services, including domestic voice termination, international voice termination and toll free services.

2) Other Communications Services includes revenue from managed modem and its related reciprocal compensation services and SBC Contract Services, which includes revenue from the SBC Master Services Agreement, which was obtained in the December 2005 acquisition of WilTel.

Communications revenue attributable to each of these services is as follows:

(dollars in millions)	Year Ended December 31, 2008	2007
Communications Services:		
Core Network Services	$3,147	$2,994
Wholesale Voice Services	713	628
Total Core Communications Services	3,860	3,622
Other Communications Services	366	577
Total Communications Services Revenue	$4,226	$4,199

Communications Revenue increased 1% in 2008 compared to 2007. Contributing to this increase in Communications revenue was an increase in Core Communications Services revenue in 2008 compared to 2007. This increase in Core Communications Services revenue is the result of a combination of growth in the Company's Core Network Services and Wholesale Voice Services.

The Company experienced growth across several services within Core Network Services in 2008 compared to 2007, including infrastructure, transport, colocation, data, IP, including CDN services, and Vyvx broadcast services. The Company continues to experience strong demand for infrastructure and transport services for complex nationwide solutions and colocation capacity in large markets. Vyvx broadcast revenue increased primarily as a result of the proliferation of high definition sports, news and entertainment programming. Partially offsetting the increase in Core Network Services revenue was lower Vyvx advertising distribution revenue. On June 5, 2008, the Company completed the sale of the Vyvx advertising distribution business and therefore only recorded Vyvx advertising distribution revenue in 2008 from January 1, 2008 through June 5, 2008. Revenue attributable to the Vyvx advertising distribution business was $15 million in 2008 compared to $36 million in 2007.

The increase in Wholesale Voice Services revenue is attributable to an increase in voice termination and toll free voice services. The growth in voice termination revenue is primarily attributable to an increase in demand from wireless carrier customers. Toll free revenue increased primarily due to higher traffic attributable to conferencing provider customers. The Company continues to concentrate its sales efforts on maintaining incremental gross margins in the 30% range for these services. The Company expects to experience some volatility in revenue as a result of this strategy.

Other Communications Revenue declined to $366 million in 2008 from $577 million in 2007. The decrease is primarily the result of a decline in managed modem revenue as a result of the continued migration from narrow band dial-up services to higher speed broadband services by end user customers, especially in large metropolitan areas. The Company expects managed modem revenue to continue to decline in the future due to an increase in the number of subscribers migrating to broadband services and potential pricing concessions in 2009 as contracts are renewed.

Reciprocal compensation revenue from managed modem services also declined in 2008 compared to 2007 as a result of the continuing decline in demand for managed modem services. The Company has historically earned the majority of its reciprocal compensation revenue from managed modem services, although the Company continues to generate a portion of its reciprocal compensation revenue from voice services, which is reported within Core Network Services revenue. To the extent the Company is unable to sign new interconnection agreements or signs new agreements containing lower rates, or there is a significant decline in the Company's managed modem dial-up business, or FCC or state regulations change such that carriers are not required to compensate other carriers for terminating ISP-bound traffic, reciprocal compensation revenue may decline significantly over time.

Also contributing to the decrease in Other Communications revenue was lower SBC Contract Services revenue as a result of the migration of the SBC traffic to the AT&T network and the satisfaction by SBC of its gross margin commitment under the SBC Master Services Agreement in 2008. During the second quarter of 2008, the gross margin commitment on the SBC Master Services Agreement was satisfied; however AT&T, Inc. ("AT&T"), which merged with SBC in 2005, continues to purchase services from Level 3 under the SBC Master Services Agreement as it continues to migrate the services provided under the agreement to its own network facilities. The SBC Master Services Agreement was an agreement between SBC Services Inc. and WilTel and was obtained in the WilTel acquisition. WilTel and SBC amended their agreement in June 2005 to run through 2009. The Company recognized $201 million and $303 million of revenue under the SBC Contract Services Agreement during 2008 and 2007, respectively. The agreement provided a gross margin purchase commitment of $335 million from December 2005 through the end of 2007 and $75 million from January 2008 through the end of 2009 and stipulated that originating and terminating access charges paid to local phone companies get passed through to SBC in accordance with a formula that approximates costs and do not count against the gross margin purchase commitment. SBC fully satisfied the $335 million gross margin purchase commitment during the third quarter of 2007. As a result of satisfying the initial gross margin purchase commitment, SBC's purchases of services that exceeded the original $335 million gross margin purchase commitment counted toward the $75 million gross margin purchase commitment for the period from January 2008 through the end of 2009. SBC satisfied $39 million of the $75 million gross margin purchase commitment in 2007 with the remaining $36 million satisfied in 2008.

Additionally, the SBC Contract Services Agreement provided for the payment of $50 million by SBC if certain performance criteria were met by Level 3. The performance-based incentive provisions of the agreement ended on December 31, 2007. The Company met the required performance criteria and recorded annual revenue of $25 million in both 2006 and 2007 under the agreement.

Coal mining revenue increased to $75 million in 2008 from $70 million in 2007, primarily as a result of a long-term supply contract that enabled a customer to buyout future coal purchase commitments with the Company. The Company does not have any further obligations with respect to future coal commitments under the contract, and therefore recognized the transaction as revenue in 2008. Partially offsetting this increase were lower volumes of coal sold in 2008 compared to 2007.

Cost of Revenue for the communications business includes leased capacity, right-of-way costs, access charges, satellite transponder lease costs, and other third party costs directly attributable to the network, but excludes depreciation and amortization and related impairment expenses. Prior to the sale of the Vyvx advertising distribution business, the Company included in communications cost of revenue package delivery costs and the blank tape media costs associated with this business.

Cost of revenue for the communications business, as a percentage of communications revenue, was 41% in 2008 compared to 42% in 2007. This decrease is primarily attributable to the synergies derived from acquisitions. During 2007 and the first part of 2008, the Company was able to eliminate some of the costs associated with duplicate circuits serving the same markets. Also contributing to the decrease was the continued reduction in Other Communications Services revenue, in particular, SBC Contract Services revenue. The gross margins for SBC Contract Services revenue are lower than the gross margins for Core Communications Services revenue and managed modem and reciprocal compensation from managed modem revenue. Partially offsetting this decrease were increases in Wholesale Voice Services revenue as a percentage of total communications revenue and lower managed modem revenue. The incremental gross margins for Wholesale Voice Services revenue are in the 30% range versus 80% for Core Network Services revenue and the gross margin for managed modem revenue is generally higher than for Core Network Services revenue.

Coal mining cost of revenue approximated 92% of coal mining revenue in 2008 and 91% in 2007. The increase in coal mining cost of revenue as a percentage of coal mining revenue in 2008 is the result of an increase in energy costs to mine the coal partially offset by the buyout by a coal customer of future coal purchase commitments resulting in the recognition of revenue with no associated costs in 2008.

Depreciation and Amortization expense decreased 1% to $931 million in 2008 from $942 million in 2007. The decrease is primarily attributable to the $11 million reduction to depreciation and amortization expense resulting from the Company revising its estimates of its asset retirement obligations liability in the fourth quarter of 2008. Also contributing to the decrease was reduced amortization expense on intangible assets due to the disposal of $22 million of carrying value of amortizable intangible assets in the Vyvx advertising distribution sale and certain of the Company's amortizable intangible assets becoming fully amortized in early 2008. These decreases in depreciation and amortization were partially offset by higher accelerated depreciation in 2008 on network infrastructure assets that were abandoned as a result of the Company relocating small scale portions of its network and reductions in the useful lives of certain of the Company's amortizable intangible assets in the second quarter of 2007.

The Company expects depreciation and amortization expense of between $900 million to $940 million in 2009 based on the Company's current expectations of the timing and amounts of capital expenditures in 2009.

Selling, General and Administrative expenses include salaries, wages and related benefits (including non-cash, stock based compensation expenses), property taxes, travel, insurance, rent, contract maintenance, advertising, accretion expense on asset retirement obligations and other administrative expenses. Selling, general and administrative expenses also include certain network related expenses such as network facility rent, utilities and maintenance costs.

Selling, general and administrative expenses decreased 13% to $1.5 billion in 2008 compared to $1.7 billion in 2007. The decrease is primarily attributable to the $86 million reduction to selling, general and administrative expenses resulting from the Company revising its estimates of its asset retirement obligations liability in the fourth quarter of 2008. Also contributing to the decrease were synergies that have been achieved as a result of acquisition integration efforts and the Company's focus on reducing operating expenses. Specifically, decreases in employee compensation and related costs, professional fees and vendor services, and facilities-based expenses all contributed to the decrease in selling, general and administrative expenses in 2008 compared to 2007.

Included in selling, general and administrative expenses in 2008 and 2007 were $78 million and $122 million, respectively, of non-cash, stock-based compensation expenses related to grants of outperform stock options and restricted stock units and restricted stock shares. The decrease in non-cash, stock-based compensation expense in 2008 compared to 2007, is primarily due to the Company not making its annual discretionary grant to its 401(k) plan. The Company made a discretionary contribution to the 401(k) plan in Level 3 common stock for the year ended December 31, 2007 of $16 million. Non-cash, stock-based compensation also decreased in 2008 compared to 2007 for those employees eligible for accelerated vesting of stock awards at retirement and as a result of a lower weighted-average fair value of restricted stock awards granted in 2008 compared to 2007. See Note 12 of the Notes to Consolidated Financial Statements for more details.

The Company expects to continue its focus on reducing selling, general and administrative expenses in 2009.

Restructuring and Impairment Charges increased to $25 million in 2008 from $12 million in 2007 as a result of an increase in costs associated with employee terminations. See Note 8 of the Notes to Consolidated Financial Statements for more details.

The Company may experience further restructuring charges in 2009 in connection with the continued integration of acquired businesses as a result of the deployment of improved business processes and systems and the possible need to adjust its cost structure if revenue performance is not satisfactory due to negative effects of the current economy or other reasons, which could result in additional headcount reductions.

Adjusted EBITDA, as defined by the Company, is net income (loss) from the consolidated statements of operations before (1) income taxes, (2) total other income (expense), (3) non-cash impairment charges included within restructuring and impairment charges, (4) depreciation and amortization and (5) non-cash stock compensation expense included within selling, general and administrative expenses in the consolidated statements of operations.

Adjusted EBITDA is not a measurement under GAAP and may not be used in the same way by other companies. Management believes that Adjusted EBITDA is an important part of the Company's internal reporting and is a key measure used by management to evaluate profitability and operating performance of the Company and to make resource allocation decisions. Management believes such measurement is especially important in a capital-intensive industry such as telecommunications. Management also uses Adjusted EBITDA to compare the Company's performance to that of its competitors and to eliminate certain non-cash and non-operating items in order to consistently measure from period to period its ability to fund capital expenditures, fund growth, service debt and determine bonuses.

Adjusted EBITDA excludes non-cash impairment charges and non-cash stock compensation expense because of the non-cash nature of these items. Adjusted EBITDA also excludes interest income, interest expense, income taxes and gain (loss) on extinguishment of debt because these items are associated with the Company's capitalization and tax structures. Adjusted EBITDA also excludes depreciation and amortization expense because these non-cash expenses reflect the effect of capital investments which management believes should be evaluated through cash flow measures. Adjusted EBITDA excludes the gain on sale of business groups and net other income (expense) because these items are not related to the primary operations of the Company.

There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similar performance measures whose calculations may differ from the Company's calculations. Additionally, this financial measure does not include certain significant items such as interest income, interest expense, income taxes, depreciation and amortization, non-cash impairment charges, non-cash stock compensation expense, gain (loss) on early extinguishment of debt, the gain on sale of business groups and net other income (expense). Adjusted EBITDA should not be considered a substitute for other measures of financial performance reported in accordance with GAAP.

Note 14 of the Notes to Consolidated Financial Statements provides a reconciliation of Adjusted EBITDA for each of the Company's reportable operating segments.

Adjusted EBITDA for the communications business was $1.0 billion in 2008 compared to $823 million in 2007. The increase in Adjusted EBITDA for the communications business is primarily attributable to the growth in the Company's Core Communications Services revenue and the benefits of continued operating expense reductions from integration activities, partially offset by declines in Other Communications Services revenue. Also contributing to the increase in Adjusted EBITDA for the communications business in 2008 was the $86 million reduction to selling, general and administrative expenses resulting from the Company revising its estimates of the amounts of its asset retirement obligations liability in the fourth quarter of 2008.

Interest Income decreased to $15 million in 2008 from $54 million in 2007. The decrease in interest income was primarily due to a decrease in the Company's average invested cash balances and a decrease in the average returns on the portfolio. The Company's average return on its portfolio decreased to 2.0% in 2008 compared to 4.8% in 2007. The average portfolio balance decreased to $735 million in 2008 compared to $1.0 billion in 2007.

The Company invests its funds primarily in government and government agency securities, money market funds and commercial paper depending on liquidity requirements. The Company's investment strategy generally provides lower yields on the funds than would be obtained on alternative investments, but reduces the risk to principal in the short term prior to these funds being used in the Company's business.

Interest Expense decreased 7% to $534 million in 2008 from $577 million in 2007. Interest expense decreased primarily as a result of a decrease in interest rates on the Company's unhedged variable rate debt. Interest rates on the Company's unhedged variable rate debt approximated 6% in 2008 and 8% in 2007. Interest expense also decreased as a result of the debt for equity exchanges, debt redemptions, debt repurchases and debt repayment transactions that were completed by the Company in 2007 and 2008. See Note 11 of the Notes to Consolidated Financial Statements for more details.

Gain on Sale of Business Groups totaled $99 million in 2008 compared to zero 2007. On June 5, 2008, Level 3 completed the sale of its Vyvx advertising distribution business to DG FastChannel, Inc. and recognized a gain on the sale of $96 million in the second quarter of 2008. In addition, in the fourth quarter of 2008 Level 3 completed the sale of certain of its smaller long distance voice customers and recognized a gain on the sale of approximately $3 million. See Note 2 of the Notes to Consolidated Financial Statements for more details.

Gain (Loss) on Extinguishment of Debt was a gain of $81 million in 2008 compared a loss of $427 million in 2007. The 2008 gain on extinguishment of debt consisted of a gain of $125 million as a result of certain debt repurchases prior to maturity, partially offset by a $44 million loss attributable to induced debt conversion expenses related to the exchange of certain of the Company's convertible debt securities. The 2007 loss on extinguishment of debt consisted of a loss of $427 million as a result of the refinancing of the Company's senior secured credit agreement and certain debt exchanges, redemptions and repurchases prior to maturity. See Note 11 of the Notes to Consolidated Financial Statements for more details.

The Company may enter into additional transactions in the future to repurchase or exchange existing debt that may result in gains or losses on the extinguishment of debt.

Other, net was $24 million in 2008 and $55 million in 2007. Other, net is primarily comprised of gains and losses on the sale of non-operating assets, marketable securities, realized foreign currency gains and losses and other income.

Income Tax Benefit (Expense) was a $6 million expense in 2008 and was a $22 million benefit in 2007. The income tax expense for 2008 was primarily the result of state income taxes.

The Company incurs income tax expense attributable to income in various Level 3 subsidiaries, including the coal business, that are required to file state or foreign income tax returns on a separate legal entity basis. The Company also recognizes accrued interest and penalties in income tax expense related to uncertain tax benefits that have not been recognized in the Company's tax returns.

As of December 31, 2008, the Company had net operating loss carry forwards of approximately $4.7 billion for federal income tax purposes. Under the rules prescribed by U.S. Internal Revenue Code ("IRC") Section 382 and applicable regulations, if certain transactions occur with respect to an entity's capital stock that result in a cumulative ownership shift of more than 50 percentage points by 5-percent stockholders over a testing period, annual limitations are imposed with respect to the entity's ability to utilize its net operating loss carry forwards and certain current deductions against any taxable income the entity achieves in future periods. The Company had entered into transactions over the testing period resulting in significant cumulative shifts in the ownership of its capital stock which alone would not have resulted in an ownership change under IRC Section 382. However, when the Company's actions are coupled with the trading activity in the Company's common stock throughout 2008 by third-party market participants, the Company believes that in 2008 the Company experienced a cumulative ownership change of more than 50 percentage points by 5-percent stockholders during the applicable testing period. Prior to the ownership change, the Company had net operating loss carry forwards of $9.7 billion. The Company believes that the limitation of its net operating loss carry forwards will not have a near term effect on its consolidated results of operations and financial position. The Company also believes that the limitation of its net operating loss carry forwards has an immaterial effect on the current intrinsic value of the Company's business taken as a whole. Additional transactions could cause the Company to incur a subsequent 50 percentage point ownership change by 5-percent stockholders and, if the Company triggers the above-noted IRC imposed limitations, could further limit it from fully utilizing the remaining net operating loss carry forwards and certain current deductions to reduce income taxes.

Results of Operations 2007 vs. 2006

(dollars in millions)	Year Ended December 31, 2007	Year Ended December 31, 2006	Change %
Revenue:			
Communications	$ 4,199	$3,311	27%
Coal mining	70	67	4%
Total revenue	4,269	3,378	26%
Costs and Expenses: (exclusive of depreciation and amortization shown separately below)			
Cost of revenue:			
Communications	1,769	1,460	21%
Coal mining	64	57	12%
Cost of revenue	1,833	1,517	21%
Depreciation and amortization	942	730	29%
Selling, general and administrative	1,723	1,258	37%
Restructuring and non-cash impairment charges	12	13	(8)%
Total costs and expenses	4,510	3,518	28%
Operating Loss	(241)	(140)	(72)%
Other Income (Expense):			
Interest income	54	64	(16)%
Interest expense	(577)	(648)	11%
Loss on extinguishment of debt, net	(427)	(83)	(414)%
Other, net	55	19	189%
Total other income (expense)	(895)	(648)	(38)%
Loss from Continuing Operations Before Income Taxes	(1,136)	(788)	(44)%
Income Tax Benefit (Expense)	22	(2)	—
Loss from Continuing Operations	(1,114)	(790)	(41)%
Income from Discontinued Operations	—	46	(100)%
Net Loss	$(1,114)	$ (744)	(50)%

Communications revenue consists of the following:

(dollars in millions)	Year Ended December 31, 2007	2006
Communications Services:		
Core Network Services	$2,994	$1,518
Wholesale Voice Services	628	455
Total Core Communications Services	3,622	1,973
Other Communications Services	577	1,338
Total Communications Services Revenue	$4,199	$3,311

The 84% increase in Core Communications Services revenue for 2007 compared to 2006 is due to growth in the Company's revenue from existing services, as well as revenue from the Progress Telecom, ICG Communications, TelCove, Looking Glass, Broadwing, CDN Business and Servecast acquisitions. The Company purchased Progress Telecom in March 2006, ICG Communications in May 2006, TelCove in July 2006 and Looking Glass in August 2006. The Company purchased Broadwing and the CDN Business in January 2007 and Servecast in July 2007. From a financial reporting perspective, the Company integrated into the Level 3 business the operations of WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass in 2006, and Broadwing and the CDN Business in the first half of 2007. As a result, separate revenue information by revenue category for these acquired companies is no longer reported other than for the SBC Contract Services revenue acquired from WilTel.

As described earlier, the growth in Core Communications Services revenue was lower than expected during the second, third and fourth quarters of 2007 as a result of an increase in service activation times and challenges in service management processes. Service activation times increased during the second and third quarters of 2007 as a result of the following issues.

- Continuing to use the multiple order entry and provisioning systems and processes that were operated by the acquired companies to provision end-to-end services.
- Insufficient training on the multiple systems for employees performing service activation functions.
- Lack of sufficient staffing levels in some service activation areas.
- Identifying and fixing service activation throughput issues was challenging as a result of decentralizing service activation functions across the customer facing groups in the third quarter of 2006.

Transport and infrastructure revenue increased 69% for 2007 compared to 2006. The increase was the result of growth in existing services and the recognition of a full year of revenue in 2007 for Progress Telecom, ICG Communications, TelCove and Looking Glass acquisitions completed in 2006, as well as the revenue from the Broadwing acquisition completed in January 2007. Increased demand in the cable and wireless market segments for complex nationwide solutions and colocation capacity in large markets contributed to the revenue growth in existing services in 2007 as compared to 2006.

IP and data revenue increased 94% for 2007 compared to 2006. The increase was the result of growth in existing services and the recognition of a full year of revenue in 2007 for Progress Telecom, ICG Communications, TelCove and Looking Glass acquisitions completed in 2006, as well as a full year of revenue from the Broadwing acquisition completed in early January 2007. IP and data revenue also increased in 2007 as a result of the CDN Business acquisition completed in January 2007 and the Servecast acquisition completed in July 2007. IP and data revenue also increased due to traffic growth in North America from new and existing customers that exceeded the rate of price compression experienced in 2007. During the second quarter of 2007, the Company also implemented new, reduced pricing under the terms of a contract renewal for its largest IP and data customer which partially offset the overall growth of IP and data revenue in the last half of 2007. Continued revenue growth in the Company's VPN service also contributed to the increase in IP and data revenue during 2007.

Level 3's voice revenue increased 121% for 2007 compared to 2006. The increase is primarily attributable to the operations acquired in the TelCove and Broadwing acquisitions, particularly domestic and international voice termination services, and growth in Level 3's existing wholesale and VoIP-related services including voice termination, local inbound, enhanced local and toll free services.

Level 3 Vyvx revenue increased 15% for 2007 compared to 2006. The increase was a result of an increase in advertising distribution revenue and the continued demand for high-definition broadcast services in sports, news and entertainment.

Managed modem revenue declined 45% to $158 million for 2007 compared to 2006 as a result of the continued migration from narrow band dial-up services to higher speed broadband services by end user customers, especially in large metropolitan areas. This change has resulted in a decline in the demand for managed modem ports.

Reciprocal compensation revenue from managed modem services declined 8% to $94 million for 2007 compared to 2006 as a result of the continuing decline in demand for managed modem services. As a result of the Company's acquisitions of WilTel, TelCove and Broadwing, the Company has started to generate a portion of its reciprocal compensation revenue from voice services. For the full year ending December 31, 2007, the Company recognized $26 million of reciprocal compensation revenue earned from voice services, which are included in Core Communications Services revenue.

Managed IP services revenue declined 61% to $22 million for 2007 compared to 2006. As discussed earlier, to date the Company has not invested in this service and the decline in revenue is attributable to the disconnection of service by existing customers. The Company's legacy managed IP services business consists primarily of a business that was acquired in 2003.

SBC Contract Services revenue decreased 66% to $303 million for 2007 compared to 2006 as expected due to the migration of the SBC traffic to the AT&T network. The SBC Contract Services agreement was obtained in December 2005 as part of the WilTel acquisition. Under the terms of the agreement, SBC has gross margin purchase commitments through 2009. SBC fully satisfied the $335 million gross margin purchase commitment for the period from December 2005 through December 2007 during the third quarter of 2007. As a result of satisfying the initial gross margin purchase commitment, SBC's purchases of services that exceed the original $335 million gross margin purchase commitment counted toward the $75 million gross margin purchase commitment for the period from January 2008 through the end of 2009. As of December 31, 2007, SBC had satisfied $39 million of the $75 million gross margin purchase commitment.

Coal mining revenue increased 4% to $70 million in 2007 compared to 2006. The increase was attributable to an increase in the tons of coal sold from the Black Butte mine, partially offset by a decrease in the tons of coal sold from the Decker mine. Overall, the price per ton for coal from both mines was up slightly in 2007 compared to 2006.

Cost of Revenue for the communications business, as a percentage of revenue, for 2007 and 2006 was 42% and 44%, respectively. The decrease in the 2007 cost of revenue, as a percentage of revenue, was primarily attributable to the continued decrease in SBC Contract Services revenue from 2006 to 2007. The margins for SBC Contract Services revenue are lower than the margins earned on other components included in Core and Other Communications Services revenue. Also contributing to the decrease in 2007 cost of revenue, as a percentage of revenue, were cost of revenue synergy savings that have been achieved as a result of acquisition integration efforts. The Company believes that cost of revenue synergy savings of $80 million on an annualized basis have been achieved through integration efforts in 2007.

Coal mining cost of revenue, as a percentage of revenue, increased to 91% for 2007 compared to 85% in 2006. The increase in cost of revenue, as a percentage of revenue, in 2007 as compared to 2006 was due to planned equipment maintenance costs at one mine and higher costs related to overburden removal at another mine.

Depreciation and Amortization expense increased 29% to $942 million for 2007 compared to 2006. The increase is primarily attributable to the increased depreciation and amortization expense recognized on communications tangible and intangible assets that were acquired through acquisitions completed in 2006 and 2007, as well as depreciation expense on the approximately $241 million increase in capital expenditures for 2007 compared to 2006.

In addition, during the second quarter of 2007, the Company reviewed and adjusted the estimated useful lives used for amortization of customer-related intangible assets for the ICG Communications, TelCove and Looking Glass acquisitions effective June 1, 2007. This resulted in increased amortization expense of $9 million during the year ended December 31, 2007.

During the fourth quarter of 2007, the Company finalized the purchase price allocation for the Broadwing acquisition which resulted in reduced amortization expense related to intangible assets for the Broadwing acquisition from the date of acquisition totaling approximately $18 million, as compared to the total amortization expense that would have been recognized for 2007 prior to the change in the valuation of the intangible assets.

The increase in depreciation expense for 2007 was partially offset by a $44 million decrease in depreciation expense compared to the same period in 2006 attributable to the increase in estimated useful lives for network fiber and IP and transmission equipment implemented in the second and third quarters of 2006.

Selling, General and Administrative expenses increased 37% to $1.7 billion in 2007 compared to 2006. This increase is primarily attributable to the expenses associated with the operations acquired in the Progress Telecom, ICG Communications, TelCove and Looking Glass transactions during 2006; the Broadwing and CDN Business transactions in January 2007; and the Servecast transaction in July 2007. Specifically, increases in compensation, bonus and employee related costs, network related costs and facility-based expenses all contributed to the increase in selling, general and administrative expenses in 2007. Offsetting the increases discussed above were selling, general and administrative expense synergy savings that have been achieved as a result of acquisition integration efforts. As of the end of 2007, the Company believes that it has achieved annualized run rate synergies in selling, general and administrative expenses totaling approximately $105 million. Also offsetting the increase in selling, general and administrative expenses in 2007 compared to 2006 was a reduction in incentive-based compensation expense of $32 million as a result of lower than expected financial performance in 2007.

Included in selling, general and administrative expenses for 2007 and 2006 were $122 million and $84 million, respectively, of non-cash stock-based compensation expense related to grants of outperform stock options and restricted stock units and restricted stock shares. The increase in non-cash compensation expense in 2007 compared to 2006, is due to an increase in the number of restricted stock units and restricted stock shares issued to employees as a result of an increase in the number of employees eligible in 2007 compared to 2006, an increase in the 401(k) employee match and annual discretionary grant made to the 401(k) plan and an increase in non-cash compensation expense for those employees eligible for accelerated vesting of stock awards at retirement; with the overall increase partially offset by a reduction in the number of outperform stock options and units issued in 2007 compared to 2006. The number of employees eligible to participate in the Company's stock-based long-term incentive plan increased significantly from 2006 to 2007 as a result of the employees of acquired companies becoming eligible to participate in the long-term incentive plan at the beginning of 2007.

In 2007, the Company recognized additional non-cash stock-based compensation expense totaling approximately $11 million for those employees eligible for accelerated vesting of stock awards at retirement. The Company provides accelerated vesting of stock awards at the date an employee retires if the employee meets certain age and years of service requirements and certain other requirements. Under SFAS No. 123R, the fair value of stock-based employee awards are expensed over the minimum service period, which is from the grant date to the earliest vesting date. Therefore, the Company is required to fully expense at the grant date the value of stock awards made to those employees that already meet both the age and years of service requirements for accelerated vesting at retirement at the date of grant. If the employee will meet the age and years of service requirements for accelerated vesting at retirement sooner than the normal vesting period for the stock awards, then the Company is required to use that shorter period for recognition of the non-cash compensation expense associated with the grant.

Included in the 2006 non-cash compensation expense of $84 million was $6 million related to the revaluation of the October 2005 and January 2006 grants using May 15, 2006 as the revised grant date, as there had not been stockholder approval of those awards prior to that date, which was deemed necessary for determination of the grant date for those awards under SFAS No. 123R.

Restructuring and Non-Cash Impairment Charges declined 8% to $12 million in 2007 compared to 2006. The Company recognized severance charges of $11 million in 2007 and $5 million in 2006 related to workforce reductions in the communications business in North America. The workforce reductions completed in 2007 were primarily related to the integration of companies acquired by Level 3 in 2006 and January 2007. The Company recognized non-cash impairment charges of $1 million and $8 million in 2007 and 2006, respectively. The non-cash impairment charge of $1 million in 2007 and $4 million of the 2006 charge were primarily related to previously capitalized costs of certain information technology development projects no longer used by the Company. The costs incurred for these projects, including capitalized labor, were impaired as the Company did not expect to utilize the assets in the future. The remaining $4 million non-cash impairment charge in 2006 was related to excess land of the communications business deemed available for sale in Germany. This charge resulted from the difference between the recorded carrying value and the estimated market value of the land. During the third quarter of 2007, the Company reclassified the excess land in Germany to property, plant and equipment due to the fact the land had not been sold and was no longer being actively marketed for sale.

Adjusted EBITDA for the communications business was $823 million and $677 million in 2007 and 2006, respectively. The increase was primarily attributable to the Adjusted EBITDA contribution from the operations acquired in the Progress Telecom, ICG Communications, TelCove, Looking Glass, Broadwing, CDN Business and Servecast acquisitions, growth in the Company's Core Communications Services revenue and the benefits of cost of revenue and operating expense synergies realized in 2007 from integration activities, partially offset by declines in other communications services revenue, SBC Contract Services revenue and costs of integration incurred during 2007 as compared to 2006.

Adjusted EBITDA for the coal mining business decreased to $5 million in 2007 from $8 million in 2006. The decrease is primarily attributable to an increase in the amount of coal sold from the Black Butte mine which has higher stripping ratios that result in higher overall costs and a planned increase in maintenance costs for mining equipment in 2007.

Interest Income decreased 16% to $54 million in 2007 compared to 2006. The decrease in interest income was primarily due to a decrease in the average invested balance partially offset by an increase in the average return on the portfolio. The Company's average return on its portfolio increased to 4.8% in 2007 compared to 4.3% in 2006. The average portfolio balance decreased to $1.0 billion in 2007 compared to $1.5 billion in 2006.

Interest Expense decreased 11% to $577 million in 2007 compared to 2006. Interest expense decreased primarily as a result of the debt for equity exchanges, debt redemptions and debt repurchases that were completed by the Company in the first quarter of 2007 and the debt repurchased in 2006. The decrease in interest expense was partially offset by the 2006 and 2007 debt issuances. See Note 11 of the Notes to Consolidated Financial Statements for more details.

Loss on Extinguishment of Debt was $427 million in 2007 compared to $83 million in 2006. The 2007 loss on extinguishment of debt consisted of a loss of $427 million as a result of the refinancing of its senior secured credit agreement and certain debt exchanges, redemptions and repurchases prior to maturity. The 2006 loss on extinguishment of debt consisted of a $54 million loss from the repurchase of certain debt and a $55 million loss on the amendment and restatement of Level 3 Financing's Senior Secured Term Loan due 2011, partially offset by a $27 million gain realized on a debt exchange.

Other, net increased 189% to $55 million in 2007 compared to $19 million in 2006. Other, net is primarily comprised of gains and losses on the sale of marketable securities and non-operating assets, realized foreign currency gains and losses and other income. The increase in 2007 compared to 2006 is primarily due to a gain of $37 million recognized in the fourth quarter of 2007 on the sale of 80% of the Company's holdings of Infinera common stock.

Income Tax Benefit (Expense) was a $22 million benefit in 2007 and was a $2 million expense in 2006. The income tax benefit for 2007 was primarily the result of reversing $23 million of the valuation allowance against the Company's deferred tax asset for certain state NOLs. These state tax NOLs were converted to a state tax credit carry forward associated with a change in the state tax law that replaced the tax on net income with a tax on gross margin. The Company now expects it will be able to use this state tax credit carry forward against current and future state taxable gross margin.

Income from Discontinued Operations in 2006 of $46 million was related to the discontinued operations of the Company's Information Services segment. The Company sold Software Spectrum, Inc. ("Software Spectrum") to Insight Enterprises, Inc. ("Insight") in September 2006. There were no gains or losses from discontinued operations recognized in 2007. Software Spectrum, Inc.'s results of operations resulted in income from discontinued operations of $13 million in 2006. In addition, Level 3 recognized a gain on the sale of Software Spectrum to Insight in 2006 of $33 million.

Financial Condition—December 31, 2008

Cash flows provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2008 and 2007, respectively are summarized as follows:

	Year Ended		
(dollars in millions)	December 31, 2008	December 31, 2007	Change
Net Cash Provided by Operating Activities	$ 413	$ 231	$ 182
Net Cash Used in Investing Activities	(321)	(961)	640
Net Cash Used In Financing Activities	(34)	(243)	209
Effect of Exchange Rates on Cash and Cash Equivalents	(4)	6	(10)
Net Change in Cash and Cash Equivalents	$ 54	$(967)	$1,021

Operating Activities

Cash provided by operating activities increased by $182 million in 2008 compared to 2007. The increase in cash provided by operating activities was primarily due to an increase in Adjusted EBITDA, favorable changes in working capital items and lower interest payments. The favorable change in working capital items is primarily due to the changes in accounts payable and other current liabilities, partially offset by changes in accounts receivable, other current assets and deferred revenue.

Investing Activities

Cash used in investing activities decreased by $640 million in 2008 compared to 2007. Cash used for acquisitions totaled $670 million, net of cash acquired, in 2007 as a result of the acquisitions of Broadwing, Servecast and the CDN business. The Company did not complete any acquisitions in 2008. In addition, the Company received net proceeds from the sale of its Vyvx advertising distribution business and the sale of certain of its smaller long distance voice customers of $124 million in 2008. The Company also reduced its capital expenditures by $184 million in 2008 compared to 2007, primarily as a result of a reduction in integration-related capital expenditures and more efficiently managing capital expenditure requirements. Partially offsetting these favorable changes in 2008 was cash received in 2007 of $333 million from the sale and maturity of marketable securities compared to $4 million in 2008, and an increase in restricted cash.

Financing Activities

Cash used in financing activities decreased $209 million in 2008 compared to 2007. In 2008, cash flows from financing activities include $400 million of proceeds from the issuance of the 15% Convertible Senior Notes. The Company used the proceeds from this offering to repurchase portions of its 6% Convertible Subordinated Notes due 2009 and 2010 and 2.875% Convertible Senior Notes due 2010 for approximately $336 million. In addition, the Company repaid the final amounts due under the 11% Senior Notes due 2008 and 10.75% Senior Euro Notes due 2008 of approximately $26 million, repurchased a portion of its 6% Convertible Subordinated Notes due 2009 and 2010 for $68 million, and made capital lease and commercial mortgage payments of approximately $6 million using cash on hand.

In 2007, cash flows from financing activities include approximately $2.4 billion of net proceeds from the issuance of the Floating Rate Senior Notes due 2015, the 8.75% Senior Notes due 2017 and the Senior Secured Credit Facility due 2014. The Company used the net proceeds from these offerings along with cash on hand to retire or refinance approximately $2.6 billion of its debt. Financing activities for 2007 also include proceeds of $26 million from the exercise of warrants for the Company's common stock associated with the Broadwing transaction and other equity-based instruments.

Liquidity and Capital Resources

The Company incurred a net loss of $290 million in 2008 and $1.1 billion in 2007. The Company used $449 million for capital expenditures and generated $413 million in cash flows from operating activities in 2008. This compares to $633 million of cash used for capital expenditures and $231 million of cash flows provided by operating activities in 2007.

Cash interest payments are expected to be lower than the $531 million made in 2008 based on current debt outstanding, current interest rates on the Company's variable rate debt and the financing and other capital markets transactions completed in 2007 and 2008. Capital expenditures for 2009 are expected to be lower than the $449 million in 2008 as the Company expects to continue to efficiently manage its capital expenditure requirements. The Company expects to invest in base capital expenditures (estimated capital required to keep the network operating efficiently and new service development) with the remaining capital expenditures expected to be success-based, or tied to incremental revenue. As of December 31, 2008, the Company had long-term debt contractual obligations, including capital lease and commercial mortgage obligations and excluding premium and discounts on debt issuance and fair value adjustments of approximately $186 million that mature in

2009 and $583 million that mature in 2010. The Company's commercial mortgage obligation matures in 2010, but may be extended to 2015 at the election of the Company.

Level 3 had $768 million of cash and cash equivalents on hand at December 31, 2008. In addition, $130 million of current and non-current restricted cash and securities are used to collateralize outstanding letters of credit, long-term debt, certain operating obligations of the Company and certain reclamation liabilities associated with the coal mining business. Based on information available at this time, the Company believes that its current liquidity and anticipated future cash flows from operations will be sufficient to fund its business for at least the next twelve months.

The Company may elect to secure additional capital in the future, at acceptable terms, to improve its liquidity or fund acquisitions. In addition, in an effort to reduce future cash interest payments, as well as future amounts due at maturity or to extend debt maturities, Level 3 or its affiliates may, from time to time, issue new debt, enter into debt for debt, debt for equity or cash transactions to purchase its outstanding debt securities in the open market or through privately negotiated transactions. Level 3 will evaluate any such transactions in light of then existing market conditions and the possible dilutive effect to stockholders. The amounts involved in any such transaction, individually or in the aggregate, may be material. See Note 11 of the Notes to Consolidated Financial Statements for more details regarding the Company's 2008 and 2007 financing transactions.

In addition to raising capital through the debt and equity markets, the Company may sell or dispose of existing businesses, investments or other non-core assets. For example, in 2008, Level 3 completed the sale of its Vyvx advertising distribution business and the sale of certain of its smaller long distance voice customers and received aggregate net cash proceeds of $124 million.

Consolidation of the communications industry may continue. In 2006 and 2007, Level 3 participated in the consolidation of the communications industry with the acquisitions of several companies. Level 3 will continue to evaluate consolidation opportunities and could make additional acquisitions in the future.

Off-Balance Sheet Arrangements

Level 3 has not entered into off-balance sheet arrangements that have had, or are likely to have, a current or future material effect to its results of operations or its financial position.

Contractual Obligations

The following table summarizes the contractual obligations and commercial commitments of the Company at December 31, 2008, as further described in the Notes to Consolidated Financial Statements.

Payments Due by Period

	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Contractual Obligations					
Long-Term Debt, including current portion	$6,586	$186	$1,152	$1,575	$3,673
Interest Obligations	2,801	521	1,020	850	410
Asset Retirement Obligations	151	8	14	18	111
Operating Leases	882	153	259	209	261
Right of Way Agreements	1,175	110	174	158	733
Purchase Obligations	365	365	—	—	—
Other Commercial Commitments					
Letters of Credit	30	2	2	—	26

The Company's debt instruments contain certain covenants which, among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates. If the Company should fail to comply with these covenants, amounts due under the instruments may be accelerated at the note holder's discretion after the declaration of an event of default.

Long-term debt obligations exclude issue discounts and premiums and fair value adjustments.

Interest obligations assume interest rates on variable rate debt do not change from December 31, 2008. In addition, interest is calculated based on debt outstanding as of December 31, 2008, and on existing maturity dates.

Certain right of way agreements include provisions for increases in payments in future periods based on the rate of inflation as measured by various price indexes. The Company has not included estimates for unknown increases in future periods in the amounts included above.

Certain non-cancelable right of way agreements provide for automatic renewal on a periodic basis. Payments due under these agreements with automatic renewal options have been included in the table above for a period of 17 years from January 1, 2009, which approximates the economic remaining useful life of the Company's conduit. In addition, certain other right of way agreements are cancellable or can be terminated under certain conditions by the Company. The Company includes the payments under such cancelable right of way agreements in the table above for a period of 1 year from January 1, 2009, if the Company does not consider it likely that it will cancel the right of way agreement within the next year.

Purchase obligations represent all outstanding purchase order amounts of the Company as of December 31, 2008.

The table above does not include other long-term liabilities, such as liabilities recorded for legal matters and income taxes that are not contractual obligations by nature. The Company cannot determine with any degree of certainty the years in which these liabilities might ultimately be paid.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Level 3 is subject to market risks arising from changes in interest rates and foreign exchange rates. As of December 31, 2008, the Company had borrowed a total of $1.7 billion primarily under a Senior Secured Term Loan due 2014 and Floating Rate Senior Notes due 2015 that bear interest at LIBOR rates plus an applicable margin. As the LIBOR rates fluctuate, so too will the interest expense on amounts borrowed under the debt instruments. The weighted average interest rate on the variable rate instruments at December 31, 2008, was approximately 7.0%.

In March 2007, Level 3 Financing, Inc., the Company's wholly owned subsidiary, entered into two interest rate swap agreements to hedge the interest payments on $1 billion notional amount of floating rate debt. The two interest rate swap agreements are with different counterparties and are for $500 million each. The interest rate swap agreements were effective beginning in 2007 and mature in January 2014. Under the terms of the interest rate swap agreements, Level 3 receives interest payments based on rolling three month LIBOR terms and pays interest at the fixed rate of 4.93% under one arrangement and 4.92% under the other. Level 3 has designated the interest rate swap agreements as a cash flow hedge on the interest payments for $1 billion of floating rate debt.

The remaining, or unhedged, variable rate debt has a weighted average interest rate of 7.0% at December 31, 2008. A hypothetical increase in the weighted average rate by 1% point (i.e. a weighted average rate of 8.0%) would increase the Company's annual interest expense by approximately $7.0 million. At December 31, 2008, the Company had $4.9 billion (excluding fair value adjustments, discounts and premiums) of fixed rate debt bearing a weighted average interest rate of 8.7%. A decline in interest rates in the future will not benefit the Company with respect to the fixed rate debt due to the terms and conditions of the indentures relating to that debt that would require the Company to repurchase the debt at specified premiums if redeemed early.

Indicated changes in interest rates are based on hypothetical movements and are not necessarily indicative of the actual results that may occur. Future earnings and losses will be affected by actual fluctuations in interest rates and foreign currency rates.

Foreign Currency Exchange Rate Risk

The Company conducts a portion of its business in currencies other than the U.S. dollar, the currency in which the Company's consolidated financial statements are reported. Correspondingly, the Company's operating results could be adversely affected by foreign currency exchange rate volatility relative to the U.S. dollar. The Company's European subsidiaries use the local currency as their functional currency, as the majority of their revenue and purchases are transacted in their local currencies. Although the Company continues to evaluate strategies to mitigate risks related to the effect of fluctuations in currency exchange rates, the Company will likely recognize gains or losses from international transactions. Changes in foreign currency rates could adversely effect the Company's operating results.

CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2008. Based upon such review, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective and are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth quarter of 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, management assessed the effectiveness of internal controls over financial reporting as of December 31, 2008 based on the guidelines established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

The Company's independent registered public accounting firm, KPMG LLP, has issued an audit report on its assessment of the Company's internal control over financial reporting as of December 31, 2008. This report appears on page F-3.

Directors and Executive Officers

Set forth below is information as of February 27, 2009, about our directors and our executive officers. Our executive officers have been determined in accordance with the rules of the SEC.

Name	Age	Position
Walter Scott, Jr.	77	Chairman of the Board
James Q. Crowe	59	Chief Executive Officer and Director
Jeffrey K. Storey	48	President and Chief Operating Officer
Charles C. Miller, III	56	Vice Chairman, Executive Vice President and Director
Sunit S. Patel	47	Executive Vice President and Chief Financial Officer
Thomas C. Stortz	57	Executive Vice President, Chief Legal Officer and Secretary
Eric J. Mortensen	50	Senior Vice President and Controller
R. Douglas Bradbury	58	Director
Douglas C. Eby(1)	49	Director
Admiral James O. Ellis, Jr.(3)	61	Director
Richard R. Jaros(2)	57	Director
Robert E. Julian(1)	69	Director
Michael J. Mahoney(2)	58	Director
Arun Netravali(2)	62	Director
John T. Reed(1)(3)	65	Director
Michael B. Yanney(3)	75	Director
Dr. Albert C. Yates(2)	67	Director

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating and Governance Committee

Other Management

Set forth below is information as of February 27, 2009, about the following members of senior management of Level 3 Communications, LLC.

Name	Age	Position
Sureel A. Choksi	36	Chief Marketing Officer
Andrew Crouch	38	President Wholesale Markets Group
James Heard	46	President European Markets Group
Jeffrey Tench	36	President Business Markets Group
Grant van Rooyen	35	President Content Markets Group
John F. Waters, Jr.	43	President Operations, Chief Technology Officer
Kevin T. Hart	42	Chief Information Officer

Walter Scott, Jr. has been the Chairman of the Board of the Company since September 1979, and a director of the Company since April 1964. Mr. Scott has been Chairman Emeritus of Peter Kiewit Sons', Inc. ("PKS") since the split-off in 1998. Mr. Scott is also a director of PKS, Berkshire Hathaway Inc., MidAmerican Energy Holdings Company, and Valmont Industries, Inc.

James Q. Crowe has been the Chief Executive Officer of the Company since August 1997, and a director of the Company since June 1993. Mr. Crowe was also President of the Company until July 2000. Mr. Crowe was President and Chief Executive Officer of MFS Communications Company, Inc. ("MFS") from June 1993 to June 1997. Mr. Crowe also served as Chairman of the Board of WorldCom from January 1997 until July 1997, and as Chairman of the Board of MFS from 1992 through 1996.

Jeffrey K. Storey has been the President and Chief Operating Officer of the Company since December 2008. From December 2005 until May 2008, Mr. Storey, was President—Leucadia Telecommunications Group of Leucadia National Corporation, where he directed and managed Leucadia's investments in telecommunications companies. Prior to that, beginning in October 2002 Mr. Storey was President and Chief Executive Officer of WilTel Communications Group, LLC until its sale to the Company in December 2005. Prior to this position, Mr. Storey was Senior Vice President—Chief Operations Officer, Network for Williams Communications, Inc., where he had responsibility for all areas of operations for the company's communications network, including planning, engineering, field operations, service delivery and network management.

Charles C. Miller, III has been Vice Chairman and Executive Vice President of the Company since February 15, 2001. Mr. Miller has also been a director of the Company since February 19, 2009. Mr. Miller was previously a director from February 2001 until May 2004. Prior to joining the Company, Mr. Miller was President of Bellsouth International, a subsidiary of Bellsouth Corporation from 1995 until December 2000. Prior to that, Mr. Miller held various senior level officer and management position at BellSouth from 1987 until 1995.

Sunit S. Patel has been Chief Financial Officer and an Executive Vice President of the Company since March 2008. Prior to that, Mr. Patel was Chief Financial Officer from May 2003 and a Group Vice President of the Company from March 13, 2003 to March 2008. Prior to that, Mr. Patel was Chief Financial Officer of Looking Glass Networks, Inc., a provider of metropolitan fiber optic networks, from April 2000 until March 2003. Mr. Patel was Treasurer of WorldCom Inc. and MCIWorldcom Inc., each long distance telephone services providers from 1997 to March 2000. From 1994 to 1997, Mr. Patel was Treasurer of MFS Communications Company Inc., a competitive local exchange carrier.

Thomas C. Stortz has been Executive Vice President, Chief Legal Officer and Secretary since February 2004. Prior to that, Mr. Stortz was Group Vice President, General Counsel and Secretary of the Company from February 2000 to February 2004. Prior to that, Mr. Stortz served as Senior Vice President, General Counsel and Secretary of the Company from September 1998 to February 1, 2000. Prior to that, he served as Vice President and General Counsel of Peter Kiewit Sons', Inc. and Kiewit Construction Group, Inc. from April 1991 to September 1998. He has served as a director of Peter Kiewit Sons', Inc.

Eric J. Mortensen has been Senior Vice President and Controller of the Company since 2003. Prior to that, Mr. Mortensen was Vice President and Controller of the Company from 1999 to 2003 and was the Controller of the Company from 1997 to 1999. Prior to that, Mr. Mortensen was Controller and Assistant Controller of Kiewit Diversified Group for more than five years.

R. Douglas Bradbury has been a director of the Company since February 19, 2009. Mr. Bradbury is a private investor. Mr. Bradbury served as Vice Chairman of the Company from 2000 to 2003 and as Executive Vice President and Chief Financial Officer of the Company from 1997 to 2000. Mr. Bradbury was previously a member of the Company's Board from 1997 to 2003. Prior to joining Level 3, Mr. Bradbury was Executive Vice President and Chief Financial Officer of MFS Communications Company, Inc. until its purchase by WorldCom, Inc. in 1996. He currently serves on the board of directors of LodgeNet Interactive Corporation, a leading provider of media and connectivity solutions designed to meet the needs of hospitality, healthcare and other guest-based businesses.

Douglas C. Eby has been a director of the Company since August 2007. Mr. Eby is chairman and CEO of TimePartners LLC, an investment advisory firm since 2004. Prior to that from April 1997 until September 2007, Mr. Eby was President of Torray LLC, a registered investment advisory firm, having joined Torray LLC in 1992. Mr. Eby is also a member of the Board of Directors of Markel Corporation, a specialty insurance company, Realty Finance Corporation, a commercial real estate specialty finance company, and Suburban Healthcare System. Since July 2007, Mr. Eby is also a member of the Board and past Chairman of the Boys and Girls Clubs of Greater Washington, D.C. Mr. Eby is a member of the Audit Committee.

Admiral James O. Ellis, Jr. U.S. Navy (ret.) has been a director of the Company since March 2005. Effective May 18, 2005, Admiral Ellis became the president and chief executive officer of the Institute of Nuclear Power Operations or INPO, a nonprofit corporation established by the nuclear utility industry in 1979 to promote the highest levels of safety and reliability in the operation of nuclear electric generating plants. Admiral Ellis most recently served as Commander, U.S. Strategic Command in Omaha, Nebraska, before retiring in July 2004 after 35 years of service in the U.S. Navy, as Commander of the Strategic Command. In his Naval career, he held numerous commands. A graduate of the U.S. Naval Academy, he also holds M.S. degrees in Aerospace Engineering from the Georgia Institute of Technology and in Aeronautical Systems from the University of West Florida. He served as a Naval aviator and was a graduate of the U.S. Naval Test Pilot School. Admiral Ellis is also a member of the Board of Directors of Lockheed Martin Corporation, a global security company and Inmarsat PLC, an owner and operator of geostationary satellites from which a wide range of voice and high-speed data services are provided. Admiral Ellis is the Chairman of the Nominating and Governance committee.

Richard R. Jaros has been a director of the Company since June 1993 and served as President of the Company from 1996 to 1997. Mr. Jaros has been a private investor for more than the past five years. Mr. Jaros served as Executive Vice President of the Company from 1993 to 1996 and Chief Financial Officer of the Company from 1995 to 1996. He also served as President and Chief Operating Officer of CalEnergy from 1992 to 1993. Mr. Jaros is the Chairman of the Compensation Committee.

Robert E. Julian has been a director of the Company since March 1998. Mr. Julian has been a private investor for more than the past five years. From 1992 to 1995 Mr. Julian served as Executive Vice President and Chief Financial Officer of the Company. Mr. Julian is a member of the Audit Committee.

Michael J. Mahoney has been a director of the Company since August 2007. Mr. Mahoney is a private investor since March 2007. From 2000 until March 2007, Mr. Mahoney was the president and chief executive officer of Commonwealth Telephone Enterprises. Prior to that, from 1997 until 2000, Mr. Mahoney was president and chief operating officer of RCN Corporation. Mr. Mahoney also served as president and chief operating officer of C-TEC Corporation from 1993 until 1997. Mr. Mahoney is a member of the Board of Trustees of Wilkes University. Mr. Mahoney is a member of the Compensation Committee.

Arun Netravali has been a director of the Company since April 2003. Mr. Netravali is currently the managing partner of OmniCapital Group LLC, a venture capital firm since November 2004. Mr. Netravali was a private investor from April 2003 until November 2004. Prior to that, Mr. Netravali was Chief Scientist for Lucent Technologies, working with academic and investment communities to identify and implement important new networking technologies from January 2002 to April 2003. Prior to that position, Mr. Netravali was President of Bell Labs as well as Lucent's Chief Technology Officer and Chief Network Architect from June 1999 to January 2002. Bell Labs serves as the research and development organization for Lucent Technologies. Mr. Netravali is a director of LSI Corporation, a leading provider of innovative silicon, systems and software technologies. Mr. Netravali is a member of the Compensation Committee.

John T. Reed has been a director of the Company since March 2003. Mr. Reed has been a private investor since February 2005. Mr. Reed is also a Director of and Chairman of the Audit Committee of First National Nebraska, Inc. and a Director of, and a member of the Audit, Nominating, Investment and Compensation committees of Investors Real Estate Trust, a real estate investment trust. Mr. Reed is also Chairman-Elect of Boys Town, located in Boys Town, Nebraska. Mr. Reed was Chairman of HMG Properties, the real estate investment banking joint venture of McCarthy Group, Inc. from 2000 until February 2005. Prior to that, he was Chairman of McCarthy & Co., the investment banking affiliate of McCarthy Group. Prior to joining McCarthy Group in 1997, Mr. Reed spent 32 years with Arthur Andersen LLP. Mr. Reed is the Chairman of the Audit Committee and a member of the Nominating and Governance Committee.

Michael B. Yanney has been a director of the Company since March 1998. He has served as Chairman of the Board of The Burlington Capital Group, LLC (formerly known as America First Companies L.L.C.) for more than the last five years. Mr. Yanney also served as President and Chief Executive Officer of The Burlington Capital Group, LLC. Mr. Yanney is a member of the Nominating and Governance Committee.

Dr. Albert C. Yates has been a director of the Company since March 2005. Dr. Yates retired after 13 years as president of Colorado State University in Fort Collins, Colorado in June 2003. He was also chancellor of the Colorado State University System until October 2003, and is a former member of the board of the Federal Reserve Board of Kansas City-Denver Branch and the board of directors of First Interstate Bank and Molson Coors Brewing Company. He currently serves as a director of Guaranty Bancorp, a bank holding company that operates 34 branches in Colorado through a single bank, Guaranty Bank and Trust Company, and StarTek, Inc., a leading provider of high value business process outsourcing services to the communications industry. Dr. Yates is a member of the Compensation Committee.

Sureel A. Choksi has been Chief Marketing Officer since January 2008, responsible for product management and marketing. Prior to that, Mr. Choksi was President Wholesale Markets Group from August 2006 to January 2008. Prior to that, Mr. Choksi was Executive Vice President of Switched Services from January 2006 to August 2006. Prior to this role, Mr. Choksi was Executive Vice President of Services from November 2004 to January 2006, responsible for developing and managing Level 3's communications services. Prior to that, Mr. Choksi was Executive Vice President Softswitch Services from January 2004 and Group Vice President Transport and Infrastructure from May 2003 until January 2004. Mr. Choksi was a Group Vice President and Chief Financial Officer of the Company from July 2000 to May 2003. Prior to that, Mr. Choksi was Group Vice President Corporate Development and Treasurer of the Company from February 2000 until August 2000. Prior to that, Mr. Choksi served as Vice President and Treasurer of the Company from January 1999 to February 2000. Prior to that, Mr. Choksi was a Director of Finance at the Company from 1997 to 1998, an Associate at TeleSoft Management, LLC in 1997 and an Analyst at Gleacher & Company from 1995 to 1997.

Andrew Crouch has been the President of the Wholesale Markets Group since January 2008, after serving as Group Vice President of Sales for the Wholesale Markets Group beginning in April 2006. Prior to that, Mr. Crouch served as the Senior Vice President of the Carrier Channel from January 2005 to April 2006, and Senior Vice President of the Enterprise Voice Services from January 2004 to January 2005. Mr. Crouch began his career at Level 3 in November 2001 as the Senior Vice President of Sales for the Cable and ISP Channel and held this position until December 2003. Before joining Level 3, Mr. Crouch served as the Deputy General Manager within the Corporate Clients Division at British Telecom. He also served as the Vice President of Commercial Operations for Concert Communications, a joint venture between British Telecom and AT&T from January 2000 to October 2001.

Jeffrey Tench has been the President of the Business Markets Group since November 2008, after serving as Group Vice President for Product Management beginning earlier in 2008. Prior to that, Mr. Tench served as the Senior Vice President of Product Management for Enterprise Products from March 2007 to January 2008. Mr. Tench began his career at Level 3 in 1999, and has held a range of product management positions across the entire Level 3 portfolio, including two years as Senior Vice President of Product for Level 3's European Markets Group. Before joining the Company, Mr. Tench served in a range of sales and product management positions at U S WEST Communications.

James Heard has been the President of the European Markets Group since April 2008. Prior to that, Mr. Heard was Managing Director for the European Markets Group from March 2007 to April 2008. From 1996 until 2007, Mr. Heard worked for British Telecommunications, in a number of senior management roles, including serving as the General Manager, Financial Services Group within BT Global services. He also served as the Vice President of Commercial Operations, Global accounts for Concert Communications, a joint venture between British Telecom and AT&T from January 2000 to June 2002. Prior to British Telecommunications, Mr. Heard served as Regional Sales Manager for Olivetti UK from March 1990 until June 1996.

Grant van Rooyen has been President of the Content Markets Group since April 2008. From March 2008 until April 2008, Mr. van Rooyen was the Group Vice President of the Content Markets Group with responsibility for sales, offer management, operations, research and development and a number of services including the Vyvx and CDN businesses. Mr. van Rooyen was the Senior Vice President of Marketing for the Company from February 2006 until January 2008, responsible for all Marketing activity in the Company. He has also served as the Senior Vice President of Product Management and Delivery for various services, including colocation, Internet services, Vyvx and CDN. Mr. van Rooyen was based in Europe and worked in our European business from 2004 through 2006 where he was the Vice President for Product Management, Delivery and Marketing. Mr. van Rooyen joined Level 3 in 1999 in London and held positions in International Business Development and Global Submarine Services. He joined Level 3 from the Global Satellite Services Division at British Telecom where he managed finance and commercial operations.

John F. Waters, Jr. has been President Operations, Chief Technology Officer since January 2008. Prior to that, Mr. Waters was Executive Vice President, Chief Technology Officer from January 2004 to January 2008. Prior to that, Mr. Waters was Group Vice President and Chief Technology Officer of the Company from February 2000 to January 2004. Prior to that, Mr. Waters was Vice President, Engineering of the Company from November 1997 until February 2000. Prior to that, Mr. Waters was an executive staff member of MCI Communications from 1994 to November 1997.

Kevin T. Hart has been Chief Information officer since January 2008. Prior to that, Mr. Hart was Group Vice President Global Systems Development and Chief Information Officer from January 2005 to 2008. Prior to that, Mr. Hart was Vice President of Telecommunications, Media & Entertainment at Capgemini (formerly Ernst & Young), a management consulting firm in Dallas, Texas, for over nine years. In that role, he was responsible for the overall growth and direction of the organization's Communications Operations Support Systems, Billing/Business Support Systems and the Network Management Systems service offerings and delivery. Prior to joining Capgemini's management consulting practice, he held the positions of Director of Strategic Planning at International Paper and Manager of Operations at SBC Communications.

At our 2009 Annual Meeting of Stockholders, the term of office of all of our directors will expire. At each annual meeting of stockholders, successors to the directors whose term expires at that annual meeting will be elected for a one-year term. Our officers are elected annually to serve until each successor is elected and qualified or until his or her death, resignation or removal.

We believe that the members of the Audit Committee are independent within the meaning of the listing standards of The NASDAQ Stock Market, LLC. The Board has determined that Mr. John T. Reed, Chairman of the Audit Committee, qualifies as a "financial expert" as defined by the Securities and Exchange Commission. The Board considered Mr. Reed's credentials and financial background and found that he was qualified to serve as the "financial expert."

Code of Ethics

We have adopted a code of ethics that complies with the standards mandated by the Sarbanes-Oxley Act of 2002. The complete code of ethics is available on our website at *www.level3.com*. At any time that the code of ethics is not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Blvd., Broomfield, Colorado 80021. We caution you that any information that is included in our website is not part of this Form 10-K. If we amend the code of ethics, or grant any waiver from a provision of the code of ethics that applies to our executive officers or directors, we will publicly disclose such amendment or waiver as required by applicable law, including by posting such amendment or waiver on our website at *www.level3.com* or by filing a Form 8-K with the Securities and Exchange Commission or SEC.

SEC Filings

Our Form 10-K, along with all other reports and amendments filed with or furnished to the SEC are publicly available free of charge on the investor relations section of our website as soon as reasonably practicable after we file such materials with, or furnish them to, the SEC. We caution you that the information on our website is not part of this or any other report we file with, or furnish to, the SEC.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information. Our common stock is traded on the NASDAQ Global Select Market of The NASDAQ Stock Market LLC under the symbol "LVLT." As of February 25, 2009, there were approximately 7,900 holders of record of our common stock, par value $.01 per share. The table below sets forth, for the calendar quarters indicated, the high and low per share sale prices of our common stock as reported by the NASDAQ Global Select Market of The NASDAQ Stock Market LLC.

Year Ended December 31, 2008	High	Low
First Quarter	$3.53	$1.68
Second Quarter	4.48	1.96
Third Quarter	3.90	2.44
Fourth Quarter	2.75	0.57
Year Ended December 31, 2007	**High**	**Low**
First Quarter	$6.80	$5.54
Second Quarter	6.30	5.20
Third Quarter	6.42	4.28
Fourth Quarter	5.10	2.66

Equity Compensation Plan Information.

We have only one equity compensation plan—The 1995 Stock Plan, as amended—under which we may issue shares of our common stock to employees, officers, directors and consultants. This plan has been approved by our stockholders. The following table provides information about the shares of our common stock that may be issued upon exercise of awards under the 1995 Stock Plan as of December 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	40,858,846†	$3.90†‡	78,375,455
Equity compensation plans not approved by stockholders	0	$0.00	0

† Includes awards of outperform stock options or outperform stock appreciate units ("OSOs"). For purposes of this table, these securities are considered to use a single share of our common stock from the total number of shares reserved for issuance under the 1995 Stock Plan.

‡ Includes weighted-average exercise price of outstanding OSOs at the date of grant. The exercise price of an OSO is subject to change based upon the performance of our common stock relative to the performance of the S&P 500® Index from the time of the grant of the award until the award has been exercised.

OSOs are currently designed to provide recipients of the awards with the incentive to maximize stockholder value and to reward recipient employees only when the price of our common stock outperforms the S&P 500® Index between the date of grant and the date that the OSO is exercised or settled. For the OSOs granted beginning in April 2007, OSOs have a three-year life and vest 100% on the third anniversary of the date of the award and will fully settle on that date. In other words, recipients of these OSOs will not be able to voluntarily exercise the OSOs as they will settle automatically with value on the third anniversary of the date of the award or expire without value on that date. This type of instrument is sometimes referred to as a "European style option." For OSOs granted prior to April 2007, the OSOs generally have a four-year life and vest 50% at the end of the first year after grant, with the remaining 50% vesting in four equal quarterly installments so that the OSOs are fully vested by the end of the second year after grant.

OSOs have an initial strike price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This initial strike price is referred to as the "Initial Price." On the settlement date or the date that an employee elects to exercise an OSO, the Initial Price is adjusted—as of that date—by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the settlement or exercise date. The Initial Price, however, can not be adjusted below the closing price of our common stock on the day that the OSO was granted.

The value of all OSOs will increase as the price of our common stock increases relative to the performance of the S&P® 500 Index over time. This increase in value is attributable in part to the use of a "success multiplier."

The mechanism for determining the value of an individual OSO award is described below: The Initial Price is adjusted over time (the "Adjusted Strike Price") until the settlement or exercise date. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500® Index from the date of grant to the settlement date. The value of the OSO increases for increasing levels of outperformance. OSOs have a multiplier range from zero to four depending upon the performance of our common stock relative to the S&P 500® Index as shown in the following table.

If Level 3 Stock Outperforms the S&P 500® Index by:	Then the Pre-multiplier Gain Is Multiplied by a Success Multiplier of:
0% or Less	0.00
More than 0% but Less than 11%	Outperformance percentage multiplied by 4/11
11% or More	4.00

The pre-multiplier gain is our common stock price minus the Adjusted Strike Price on the settlement or exercise date.

Dividend Policy. Our current dividend policy, in effect since April 1, 1998, is to retain future earnings for use in our business. As a result, our directors and management do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future. In addition, under certain of our debt covenants we may be restricted from paying cash dividends on shares of our common stock.

Performance Graph.

The following performance graph shall not be deemed to be incorporated by reference by means of any general statement incorporating by reference this Form 10-K into any filing under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, except to the extent that the company specifically incorporates such information by reference, and shall not otherwise be deemed filed under such acts.

The graph compares the cumulative total return of our common stock for the five year period from 2004 through 2008 with the S&P® 500 Index and the Nasdaq Telecommunications Index. The graph assumes that the value of the investment was $100 on December 31, 2003, and that all dividends and other distributions were reinvested.

Comparison of Five Year Cumulative Total Return Among Our Common Stock, the S&P® 500 Index and the Nasdaq Telecommunications Index



160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2003
2004
2005
2006
2007
2008
Level 3
S&P 500
NASDAQ Telecommunications

	12/03	12/04	12/05	12/06	12/07	12/08
Level 3 Common Stock	100.00	59.47	50.35	98.25	53.33	12.28
S&P 500® Index	100.00	110.88	116.33	134.70	142.10	89.53
NASDAQ Telecommunications	100.00	103.00	106.64	131.01	134.97	78.22

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Schedules not indicated above have been omitted because of the absence of the conditions under which they are required or because the information called for is shown in the consolidated financial statements or in the notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Level 3 Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Level 3 Communications, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, cash flows, changes in stockholders' equity (deficit) and comprehensive loss for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of Level 3 Communications, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Level 3 Communications, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Level 3 Communications, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2009 expressed an unqualified opinion on the effectiveness of Level 3 Communications, Inc.'s internal control over financial reporting.

/s/ KPMG LLP

Denver, Colorado
February 27, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Level 3 Communications, Inc.:

We have audited Level 3 Communications, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Level 3 Communications, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on Level 3 Communications Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Level 3 Communications, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Level 3 Communications, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, cash flows, changes in stockholders' equity (deficit) and comprehensive loss for each of the years in the three-year period ended December 31, 2008, and our report dated February 27, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Denver, Colorado
February 27, 2009

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For each of the three years ended December 31, 2008

	2008	2007	2006
	(dollars in millions, except per share data)		
Revenue:			
Communications	$ 4,226	$ 4,199	$ 3,311
Coal mining	75	70	67
Total revenue	4,301	4,269	3,378
Costs and Expenses (exclusive of depreciation and amortization shown separately below):			
Cost of revenue:			
Communications	1,740	1,769	1,460
Coal mining	69	64	57
Total cost of revenue	1,809	1,833	1,517
Depreciation and amortization	931	942	730
Selling, general and administrative	1,505	1,723	1,258
Restructuring and impairment charges	25	12	13
Total costs and expenses	4,270	4,510	3,518
Operating Income (Loss)	31	(241)	(140)
Other Income (Expense):			
Interest income	15	54	64
Interest expense	(534)	(577)	(648)
Gain on sale of business groups, net	99	—	—
Gain (loss) on early extinguishment of debt, net	81	(427)	(83)
Other, net	24	55	19
Total other income (expense)	(315)	(895)	(648)
Loss from Continuing Operations Before Income Taxes	(284)	(1,136)	(788)
Income Tax (Expense) Benefit	(6)	22	(2)
Loss from Continuing Operations	(290)	(1,114)	(790)
Discontinued Operations:			
Income from discontinued operations	—	—	13
Gain on sale of discontinued operations	—	—	33
Income from Discontinued Operations	—	—	46
Net Loss	$ (290)	$ (1,114)	$ (744)
Shares Used to Compute Basic and Diluted Loss Per Share (in thousands)	1,564,996	1,517,616	1,003,255
Earnings (Loss) Per Share (Basic and Diluted):			
Loss from Continuing Operations	$ (0.19)	$ (0.73)	$ (0.79)
Income from Discontinued Operations	—	—	.05
Net Loss	$ (0.19)	$ (0.73)	$ (0.74)

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2008 AND 2007

	2008	2007
	(dollars in millions, except per share data)	
Assets		
Current Assets:		
Cash and cash equivalents	$ 768	$ 714
Marketable securities	—	9
Restricted cash and securities	3	10
Receivables, less allowances for doubtful accounts of $16 and $20, respectively	390	404
Other	83	88
Total Current Assets	1,244	1,225
Property, Plant and Equipment, net	6,159	6,669
Restricted Cash and Securities	127	117
Goodwill	1,432	1,421
Other Intangibles, net	559	680
Other Assets, net	117	142
Total Assets	$ 9,638	$ 10,254
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 365	$ 396
Current portion of long-term debt	186	32
Accrued payroll and employee benefits	105	97
Accrued interest	117	128
Current portion of deferred revenue	168	175
Other	111	144
Total Current Liabilities	1,052	972
Long-Term Debt, less current portion	6,394	6,832
Deferred Revenue, less current portion	719	763
Other Liabilities	597	617
Total Liabilities	8,762	9,184
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock, $.01 par value, authorized 10,000,000 shares: no shares outstanding	—	—
Common stock, $.01 par value, authorized 2,250,000,000 shares: 1,617,615,258 issued and outstanding in 2008 and 1,537,862,685 issued and outstanding in 2007	16	15
Additional paid-in capital	11,254	11,004
Accumulated other comprehensive income (loss)	(51)	104
Accumulated deficit	(10,343)	(10,053)
Total Stockholders' Equity	876	1,070
Total Liabilities and Stockholders' Equity	$ 9,638	$ 10,254

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For each of the three years ended December 31, 2008

	2008	2007	2006
	(dollars in millions)		
Cash Flows from Operating Activities:			
Net Loss	$(290)	$(1,114)	$(744)
Income from discontinued operations	—	—	(46)
Loss from continuing operations	(290)	(1,114)	(790)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities of continuing operations:			
Depreciation and amortization	931	942	730
(Gain) loss on debt extinguishments, net	(81)	427	83
Asset retirement obligation adjustment	(86)	—	—
Loss on impairments	8	1	8
Gain on sale of property, plant and equipment and other assets	(3)	(40)	(7)
Gain on sale of business groups, net	(99)	—	—
Non-cash compensation expense attributable to stock awards	78	122	84
Deferred income taxes	—	(23)	—
Amortization of debt issuance costs	16	15	19
Accreted interest on long-term debt discount	—	22	38
Accrued interest on long-term debt	(13)	(5)	32
Change in working capital items net of amounts acquired:			
Receivables	5	21	131
Other current assets	2	18	8
Payables	(26)	(73)	(23)
Deferred revenue	(34)	17	(53)
Other current liabilities	6	(105)	(32)
Other, net	(1)	6	(7)
Net Cash Provided by Operating Activities of Continuing Operations	413	231	221
Cash Flows from Investing Activities:			
Capital expenditures	(449)	(633)	(392)
Proceeds from sale of business groups, net	124	—	—
Proceeds from sales and maturities of marketable securities	4	333	280
Purchases of marketable securities	—	—	(98)
(Increase) decrease in restricted cash and securities, net	(5)	12	(21)
Advances from discontinued operations, net	—	—	18
Acquisitions, net of cash acquired	—	(670)	(749)
Proceeds from sale of discontinued operations, net of cash sold	—	(2)	307
Proceeds from sale of property, plant and equipment	3	5	7
Other	2	(6)	—
Net Cash Used in Investing Activities	$(321)	$ (961)	$(648)

(continued)

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For each of the three years ended December 31, 2008

	2008	2007	2006
	(dollars in millions)		
Cash Flows from Financing Activities:			
Long-term debt borrowings, net of issuance costs	$ 400	$ 2,349	$ 2,256
Payments on and repurchases of long-term debt, including current portion and refinancing costs	(436)	(2,618)	(1,110)
Proceeds from warrants and stock-based equity plans	—	26	—
Equity offering	—	—	543
Other	2	—	—
Net Cash Provided by (Used in) Financing Activities	(34)	(243)	1,689
Discontinued Operations:			
Net cash used in discontinued operating activities	—	—	(20)
Net cash used in investing activities	—	—	(23)
Net Cash Used in Discontinued Operations	—	—	(43)
Effect of Exchange Rates on Cash and Cash Equivalents	(4)	6	10
Net Change in Cash and Cash Equivalents	54	(967)	1,229
Cash and Cash Equivalents at Beginning of Year:			
Cash and cash equivalents of continuing operations	714	1,681	379
Cash and cash equivalents of discontinued operations	—	—	73
Cash and Cash Equivalents at End of Year:			
Cash and cash equivalents of continuing operations	$ 768	$ 714	$ 1,681
Supplemental Disclosure of Cash Flow Information:			
Cash interest paid	$ 531	$ 545	$ 559
Income taxes paid	4	1	—
Noncash Investing and Financing Activities:			
Common stock issued for acquisitions	$ —	$ 692	$ 904
Long-term debt converted to equity	151	879	—
Decrease in deferred revenue related to acquisitions	—	—	10

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For each of the three years ended December 31, 2008

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	$				
			(dollars in millions)			
Balances at December 31, 2005	817,767,818	$ 8	$ 7,759	$ (51)	$ (8,192)	$ (476)
Adjustment for EITF No. 04-6	—	—	—	—	(3)	(3)
Adjusted balances at December 31, 2005	817,767,818	8	7,759	(51)	(8,195)	(479)
Common Stock:						
Acquisitions	216,917,837	2	902	—	—	904
Equity offering, net of offering costs	125,000,000	2	541	—	—	543
Common stock issued under employee stock and benefit plans and other	18,737,450	—	15	—	—	15
Stock-based compensation expense	—	—	88	—	—	88
Net Loss	—	—	—	—	(744)	(744)
Other Comprehensive Income	—	—	—	47	—	47
Balances at December 31, 2006	1,178,423,105	12	9,305	(4)	(8,939)	374
Common Stock:						
Acquisitions	122,942,018	1	691	—	—	692
Common stock issued under employee stock and benefit plans and other	22,558,511	—	8	—	—	8
Debt conversion to equity	213,939,051	2	877	—	—	879
Stock-based compensation expense	—	—	123	—	—	123
Net Loss	—	—	—	—	(1,114)	(1,114)
Other Comprehensive Income	—	—	—	108	—	108
Balances at December 31, 2007	1,537,862,685	15	11,004	104	(10,053)	1,070
Common Stock:						
Common stock issued under employee stock and benefit plans and other	32,131,248	—	21	—	—	21
Debt conversion to equity	47,621,325	1	150	—	—	151
Stock-based compensation expense	—	—	79	—	—	79
Net Loss	—	—	—	—	(290)	(290)
Other Comprehensive Loss	—	—	—	(155)	—	(155)
Balances at December 31, 2008	1,617,615,258	$16	$11,254	$ (51)	$(10,343)	$ 876

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For each of the three years ended December 31, 2008

	2008	2007	2006
	(dollars in millions)		
Net Loss	$(290)	$(1,114)	$(744)
Other Comprehensive Income (Loss) Before Income Taxes:			
Foreign currency translation	(63)	131	48
Unrealized holding gain (loss) on available-for-sale investment	(7)	7	1
Unrealized holding loss on interest rate swaps	(60)	(37)	—
Other, net	(25)	7	(2)
Other Comprehensive Income (Loss), Before Income Taxes	(155)	108	47
Income Tax Related to Items of Other Comprehensive Income (Loss)	—	—	—
Other Comprehensive Income (Loss), Net of Income Taxes	(155)	108	47
Comprehensive Loss	$(445)	$(1,006)	$(697)

SUPPLEMENTARY STOCKHOLDERS' EQUITY (DEFICIT) INFORMATION

	Net Foreign Currency Translation Adjustment	Unrealized Holding Gain (Loss) on Investment and Interest Rate Swaps	Other	Total
	(dollars in millions)			
Accumulated Other Comprehensive Income (Loss):				
Balance at December 31, 2005	$ (19)	$ (1)	$(31)	$ (51)
Change	48	1	(2)	47
Balance at December 31, 2006	29	—	(33)	(4)
Change	131	(30)	7	108
Balance at December 31, 2007	160	(30)	(26)	104
Change	(63)	(67)	(25)	(155)
Balance at December 31, 2008	$ 97	$(97)	$(51)	$ (51)

See accompanying notes to consolidated financial statements.

(1) Organization and Summary of Significant Accounting Policies

Description of Business

The Company is a facilities based provider (that is, a provider that owns or leases a substantial portion of the plant, property and equipment necessary to provide its services) of a broad range of integrated communications services. The Company has created its communications network generally by constructing its own assets, but also through a combination of purchasing and leasing other companies and facilities. The Company's network is an advanced, international, facilities based communications network. The Company designed its network to provide communications services, which employ and take advantage of rapidly improving underlying optical, Internet Protocol, computing and storage technologies.

The Company is also engaged in coal mining through its two 50% owned joint-venture surface mines, one each in Montana and Wyoming.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Level 3 Communications, Inc. and subsidiaries (the "Company" or "Level 3"), in which it has control, which are enterprises engaged in the communications and coal mining businesses. Fifty-percent-owned mining joint ventures are consolidated on a pro rata basis. All significant intercompany accounts and transactions have been eliminated. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Level 3 acquired WilTel Communications Group, LLC ("WilTel") on December 23, 2005; Progress Telecom, LLC ("Progress Telecom") on March 20, 2006; ICG Communications, Inc. ("ICG Communications") on May 31, 2006; TelCove, Inc. ("TelCove") on July 24, 2006; Looking Glass Networks Holding Co., Inc. ("Looking Glass") on August 2, 2006; Broadwing Corporation ("Broadwing") on January 3, 2007; the Content Delivery Network services business ("CDN Business") of SAVVIS, Inc. on January 23, 2007; and Servecast Limited ("Servecast") on July 11, 2007. As applicable, the Company also acquired these companies' operating subsidiaries. The results of operations, cash flows and financial position attributable to these acquisitions are included in the consolidated financial statements from the respective dates of their acquisition.

On September 7, 2006, Level 3 sold Software Spectrum, Inc. ("Software Spectrum"), the Company's software reseller business, to Insight Enterprises, Inc. ("Insight Enterprises"). The results of operations, financial condition and cash flows for the Software Spectrum business have been classified as discontinued operations in the consolidated financial statements and related notes through its date of sale.

On June 5, 2008, Level 3 completed the sale of its Vyvx advertising distribution business to DG FastChannel, Inc. Level 3 has retained ownership of Vyvx's core broadcast business, including the Vyvx Services Broadcast Business' content distribution capabilities. The financial results of the Vyvx advertising distribution business are included in the Company's consolidated results of operations through the date of sale. See Note 2 for more details regarding the disposition of the Vyvx advertising distribution business. The disposal of the Vyvx advertising distribution business did not meet the criteria under Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") for presentation as discontinued operations since the business was not considered an asset group.

(1) Organization and Summary of Significant Accounting Policies (Continued)

Foreign Currency Translation

Generally, local currencies of foreign subsidiaries are the functional currencies for financial reporting purposes. Assets and liabilities are translated into U.S. dollars at year-end exchange rates. Revenue, expenses and cash flows are translated using average exchange rates prevailing during the year. Gains or losses resulting from currency translation are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity (deficit) and in the statements of comprehensive loss. A significant portion of the Company's foreign subsidiaries have either the British Pound or the Euro as the functional currency, both of which experienced significant fluctuations against the U.S. dollar during 2008, 2007 and 2006. As a result, the Company has experienced significant foreign currency translation adjustments that are recognized as a component of accumulated other comprehensive income (loss) in stockholders' equity (deficit) and in the statement of comprehensive loss in accordance with SFAS No. 52 "Foreign Currency Translation". The Company considers its investments in its foreign subsidiaries to be long-term in nature.

Reclassifications

Certain immaterial reclassifications have been made to prior years to conform to the current period's presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The accounting estimates that require management's most significant and subjective judgments include revenue recognition, the valuation and recognition of stock-based compensation expense, the valuation of long-lived assets, goodwill and acquired indefinite-lived intangible assets and the valuation of asset retirement obligations. In addition, the Company has other accounting policies that involve estimates such as the allowance for doubtful accounts, revenue reserves, the determination of the useful lives of long-lived assets, the recognition of the fair value of assets acquired and liabilities assumed in business combinations, accruals for estimated tax and legal liabilities, valuation allowance for deferred tax assets and cost of revenue disputes for communications services. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

Communications

Revenue for communications services is recognized on a monthly basis as these services are provided based on contractual amounts expected to be collected. Management establishes appropriate revenue reserves at the time services are rendered based on an analysis of historical credit activity to address, where significant, situations in which collection is not reasonably assured as a result of credit risk, potential billing disputes or other reasons.

Reciprocal compensation revenue is recognized when an interconnection agreement is in place with another carrier, or if an agreement has expired, when the parties have agreed to continue operating under the previous agreement until a new agreement is negotiated and executed; or at rates mandated by the FCC. Periodically, the Company will receive payment for reciprocal compensation

(1) Organization and Summary of Significant Accounting Policies (Continued)

services in excess of FCC rates and before an agreement is in place. These amounts are included in other current liabilities on the consolidated balance sheet until a final agreement has been reached and the necessary regulatory approvals have been received at which time the reciprocal compensation revenue is recognized. These amounts were insignificant to the Company in 2008, 2007 and 2006.

For certain sale and long-term indefeasible right of use or IRU contracts involving private line, wavelengths and dark fiber services, the Company may receive up-front payments for services to be delivered for a period of up to 20 years. In these situations, the Company defers the revenue and amortizes it on a straight-line basis to earnings over the term of the contract.

Termination revenue is recognized when a customer discontinues service prior to the end of the contract period, for which Level 3 had previously received consideration and for which revenue recognition was deferred. Termination revenue is also recognized when customers are required to make termination penalty payments to Level 3 to settle contractually committed purchase amounts that the customer no longer expects to meet or when a customer and Level 3 renegotiate a contract under which Level 3 is no longer obligated to provide services for consideration previously received and for which revenue recognition has been deferred.

The Company is obligated under dark fiber IRUs and other capacity agreements to maintain its network in efficient working order and in accordance with industry standards. Customers are obligated for the term of the agreement to pay for their allocable share of the costs for operating and maintaining the network. The Company recognizes this revenue monthly as services are provided.

Level 3's customer contracts require the Company to meet certain service level commitments. If Level 3 does not meet the required service levels, it may be obligated to provide credits, usually in the form of free service, for a short period of time. The original services that resulted in the credits are not included in revenue and, to date, have not been material.

Cost of revenue for the communications business includes leased capacity, right-of-way costs, access charges, satellite transponder lease costs and other third party costs directly attributable to the network, but excludes depreciation and amortization and related impairment expenses. Prior to the sale of the Vyvx advertising distribution business, the Company included in communications cost of revenue package delivery costs and blank tape media costs associated with this business.

The Company recognizes the cost of network services as they are incurred in accordance with contractual requirements. The Company disputes incorrect billings from its suppliers of network services. The most prevalent types of disputes include disputes for circuits that are not disconnected by its supplier on a timely basis and usage bills with incorrect or inadequate information. Depending on the type and complexity of the issues involved, it may and often does take several quarters to resolve the disputes.

In determining the amount of the cost of network service expenses and related accrued liabilities to reflect in its financial statements, the Company considers the adequacy of documentation of disconnect notices, compliance with prevailing contractual requirements for submitting these disconnect notices and disputes to the provider of the network services, and compliance with its interconnection agreements with these carriers. Judgment is required in estimating the ultimate outcome of the dispute resolution process, as well as any other amounts that may be incurred to conclude the negotiations or settle any litigation. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

(1) Organization and Summary of Significant Accounting Policies (Continued)

Coal Mining

The Company sells coal primarily through long-term contracts with public utilities. The long-term contracts for the delivery of coal establish the price, volume, and quality requirements of the coal to be delivered. Revenue under these and other contracts is generally recognized when coal is shipped to the customer.

USF and Gross Receipts Taxes

Emerging Issues Task Force Issue ("EITF") 06-03 "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" ("EITF 06-03") provides guidance regarding the accounting and financial statement presentation for certain taxes assessed by a governmental authority. The Company adopted EITF Issue No. 06-03 on January 1, 2007. The scope of EITF No. 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, Universal Service Fund ("USF") contributions and some excise taxes. The Task Force concluded that entities should present these taxes in the income statement on either a gross or a net basis. The Company records USF contributions on a gross basis in its consolidated statements of operations, but records sales, use, value added and excise taxes billed to its customers on a net basis in its consolidated statements of operations. Communications revenue and cost of revenue on the consolidated statements of operations includes USF contributions totaling $65 million, $63 million and $19 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Advertising Costs

The Company expenses the cost of advertising as incurred. Advertising expense is included as a component of selling, general and administrative expenses in the accompanying consolidated statements of operations. Advertising expense was $8 million, $16 million and $8 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Stock-Based Compensation

Beginning January 1, 2006, the Company adopted the provisions of SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"). The Company recognizes the estimated fair value of these compensation costs, net of an estimated forfeiture rate, over the requisite service period of the award, which is generally the option vesting term. The Company estimates forfeiture rates based on its historical experience.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. The Company recognizes interest and penalty expense associated with uncertain tax positions as a component of income tax expense in the consolidated statements of operations.

(1) Organization and Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

The Company classifies investments as cash equivalents if they are readily convertible to cash and have original maturities of three months or less at the time of acquisition. Cash and cash equivalents consist primarily of highly liquid investments in government and government agency securities and money market funds issued or managed by financial institutions in the United States and Europe and commercial paper depending on liquidity requirements. As of December 31, 2008 and 2007, the carrying value of cash and cash equivalents approximates fair value due to the short period of time to maturity.

Derivative Financial Instruments

The Company uses derivative financial instruments, primarily interest rate swaps, to hedge certain interest rate exposures. The Company has designated its interest rate swap agreements as a cash flow hedge. The change in the fair value of the interest rate swap agreements is reflected in other comprehensive income (loss) due to the fact that the interest rate swap agreements are designated as an effective cash flow hedge. The Company evaluates the effectiveness of the hedge on a quarterly basis. The Company recognizes any ineffective portion of the hedge in the consolidated statements of operations. The Company does not use derivative financial instruments for speculative purposes.

The Company also has equity conversion rights associated with debt instruments, which are not designated as hedging instruments, and were considered derivative instruments as of December 31, 2008. The Company recognizes the gains or losses from changes in fair values of these derivative instruments in other income (expense) in the statements of operations. Gains and losses from these derivative instruments were not material for any period presented.

Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and can bear interest. The Company establishes an allowance for doubtful accounts for accounts receivable amounts that may not be collectible. The Company determines the allowance for doubtful accounts based on the aging of its accounts receivable balances and an analysis of its historical experience of bad debt write-offs. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 60 days and over a specified amount are reviewed individually for collectability. Accounts receivable balances are written-off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. All of the Company's allowance for doubtful accounts relates to its communications business. The Company recognized bad debt expense, net of recoveries, of approximately $9 million in 2008, $11 million in 2007 and $1 million in 2006.

(1) Organization and Summary of Significant Accounting Policies (Continued)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization for the Company's property, plant and equipment are computed on straight-line and accelerated (for certain coal assets) methods based on the following useful lives:

Facility and Leasehold Improvements	10 - 40 years
Network Infrastructure (including fiber and conduit)	12 - 25 years
Operating Equipment	4 - 7 years
Furniture, Fixtures, Office Equipment and Other	2 - 7 years

The Company capitalizes costs directly associated with expansions and improvements of the Company's communications network, customer installations, including employee related costs, and generally capitalizes costs associated with network construction and provisioning of services. The Company amortizes such costs over an estimated useful life of three to seven years.

In addition, the Company continues to develop business support systems required for its business. The external direct costs of software, materials and services, and payroll and payroll related expenses for employees directly associated with business support systems projects are also capitalized. Upon the completion of a project, the total cost of the business support system is amortized over an estimated useful life of three years.

Capitalized labor and related costs associated with employees and contract labor working on capital projects were approximately $83 million, $102 million and $72 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Leasehold improvements are depreciated over the shorter of their estimated useful lives or lease terms that are reasonably assured.

The Company performs periodic internal reviews to determine depreciable lives of its property, plant and equipment based on input from global network services personnel, actual usage and the physical condition of the Company's property, plant and equipment.

Asset Retirement Obligations

The Company recognizes a liability for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset in the period incurred in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). The fair value of the obligation is also capitalized as property, plant and equipment and then amortized over the estimated remaining useful life of the associated asset. Increases to the asset retirement obligation liability due to the passage of time are recognized as accretion expense and included within selling, general and administrative expenses for the Communications business and within cost of revenue for the Coal Mining business on the Company's consolidated statements of operations. Changes in the liability due to revisions to future cash flows are recognized by increasing or decreasing the liability with the offset adjusting the carrying amount of the related long-lived asset. To the extent that the downward revisions exceed the carrying amount of the related long-lived asset initially recorded when the asset retirement obligation liability was established, the Company records the remaining adjustment as a reduction to depreciation expense, to the extent of historical depreciation of the related long-lived asset, and selling, general and administrative expense.

(1) Organization and Summary of Significant Accounting Policies (Continued)

The Company revised its estimates of the amounts and timing of its original estimate of undiscounted cash flows related to certain future asset retirement obligations in the fourth quarter of 2008. As a result, the Company reduced its asset retirement obligations liability by $103 million with an offsetting reduction to property, plant and equipment of $21 million, selling, general and administrative expenses of $86 million, depreciation and amortization of $11 million and an increase to goodwill of $15 million. See Note 5 for more details regarding the Company's asset retirement obligation activities.

Business Combinations

All of the Company's business combinations have been accounted for using the purchase method of accounting and, accordingly, are included in Level 3's results of operations as of the date of each acquisition. The Company allocates the purchase price of its acquisitions to the tangible assets acquired, liabilities assumed and intangible assets acquired, including in-process research & development ("IPR&D"), based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. The excess of those fair values over the purchase price is recorded as a reduction to long-lived assets.

Goodwill and Acquired Indefinite-Lived Intangible Assets

SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), prohibits the amortization of goodwill and purchased intangible assets with indefinite useful lives. The Company reviews goodwill and purchased intangible assets with indefinite lives for impairment annually at the end of the fourth quarter and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142. For goodwill, the Company performs a two-step impairment test. In the first step, the Company compares the fair value of each reporting unit to its carrying value. The Company's reporting units are consistent with the reportable segments identified in Note 14. The Company estimates the fair value of its reporting units based on a combination of quoted market price and income approaches. Under the quoted market price approach, the Company estimates the fair value based upon the market capitalization of Level 3 using quoted market prices, adds an estimated control premium, and then assigns that fair market value to the reporting units. Under the income approach, the Company calculates the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then a second step is performed and the implied fair value of the reporting unit's goodwill is determined and compared to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.

SFAS 142 also requires that the fair value of acquired indefinite-lived intangible assets be estimated and compared to their carrying value each year. The Company estimates the fair value of these intangible assets primarily utilizing an income approach. The Company recognizes an impairment loss when the estimated fair value of the indefinite-lived purchased intangible assets is less than the carrying value.

The Company conducted its goodwill and acquired indefinite-lived intangible assets impairment analyses at the end of the fourth quarters of 2008, 2007 and 2006 and concluded that its goodwill and acquired indefinite-lived intangible assets were not impaired in any of those periods. As a result of the

(1) Organization and Summary of Significant Accounting Policies (Continued)

sale of the Vyvx advertising distribution business in the second quarter of 2008, the Company also performed an impairment analysis of its indefinite-lived Vyvx trade name and concluded that there was no impairment as of June 30, 2008.

Long-Lived Assets Including Finite-Lived Purchased Intangible Assets

The Company amortizes acquired intangible assets with finite lives using the straight-line method over the estimated economic lives of the assets, ranging from four to twelve years.

The Company evaluates long-lived assets, such as property, plant and equipment and acquired intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the assets plus net proceeds expected from disposition of the assets, if any, are less than the carrying value of the assets. If an asset is deemed to be impaired, the amount of the impairment loss represents the excess of the asset's carrying value compared to its estimated fair value.

The Company conducted a long-lived asset impairment analysis at the end of the fourth quarter of 2008 and concluded that its long-lived assets, including finite-lived acquired intangible assets, were not impaired.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable, restricted cash and securities and derivatives. The Company maintains its cash equivalents, restricted cash and securities and derivatives with various financial institutions. These financial institutions are primarily located in the United States and Europe and the Company's policy is to limit exposure with any one institution. As part of its cash and risk management processes, the Company performs periodic evaluations of the relative credit standing of the financial institutions. The Company also has established guidelines relative to financial instrument credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Company's investment strategy generally results in lower yields on investments but reduces the risk to principal in the short term prior to these funds being used in the Company's business. The Company has not experienced any material losses on financial instruments held at financial institutions. The Company utilizes interest rate swap contracts to protect against the effects of interest rate fluctuations. Such contracts involve the risk of non-performance by the counterparty, which could result in a material loss.

The Company provides communications services to a wide range of wholesale and enterprise customers, ranging from well capitalized national carriers to small early stage companies in the United States and Europe. Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising Level 3's customer base and their dispersion across many different industries and geographical regions. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers, although letters of credit and deposits are required in certain limited circumstances. The Company has from time to time entered into agreements with value-added resellers and other channel partners to reach consumer and enterprise markets for voice services. The Company has policies and procedures in place to

(1) Organization and Summary of Significant Accounting Policies (Continued)

evaluate the financial condition of these resellers prior to initiating service to the final customer. The Company maintains an allowance for doubtful accounts based upon the expected collectability of accounts receivable. Due to the Company's credit evaluation and collection process, bad debt expenses have not been significant; however, the Company is not able to predict changes in the financial stability of its customers. Any material change in the financial status of any one or a particular group of customers may cause the Company to adjust its estimate of the recoverability of receivables and could have a material adverse effect on the Company's results of operations. At December 31, 2008, one customer with operations in North America and Europe accounted for approximately 12% of gross accounts receivable. Fair values of accounts receivable approximate cost due to the short period of time to collection.

A relatively small number of customers account for a significant percentage of the Company's revenue. The Company's top ten customers accounted for approximately 32%, 34% and 55% of Level 3's communications revenue for the years ended December 31, 2008, 2007 and 2006, respectively. Revenue attributable to AT&T, Inc. and its subsidiaries, including SBC Communications, Bell South Communications and AT&T Mobility (formerly Cingular Wireless) accounted for approximately 12%, 15% and 32% of consolidated revenue for the years ended December 31, 2008, 2007 and 2006, respectively. Revenue attributable to AT&T is included in the communications business.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement was effective for financial assets and liabilities, as well as for non-financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis for fiscal years beginning after November 15, 2007 and interim periods within that fiscal year. FASB Staff Position ("FSP") FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2") defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for non-financial assets and liabilities that are not recognized or disclosed at fair value on a recurring basis. SFAS No. 157 did not have a material effect on the Company's consolidated results of operations or financial condition in 2008. The Company does not expect that the adoption of the remaining portions of SFAS No. 157 to have a material effect on the Company's consolidated results of operations and financial position.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS No. 141R"), which replaces SFAS No. 141, "Business Combinations" ("SFAS No. 141"). SFAS No 141R retains the underlying concepts of SFAS No. 141 in that an entity is required to recognize the assets acquired and liabilities assumed at their fair value on the acquisition date. SFAS No. 141R will change the accounting treatment for certain specific acquisition related items to require: (1) expensing acquisition related costs as incurred; (2) expensing changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date; (3) valuing noncontrolling interests at fair value at the acquisition date; (4) generally expensing restructuring costs associated with an acquired business; (5) capitalizing in-process research; and development assets acquired and (6) measuring acquirer shares issued in consideration for a business combination at fair value on the acquisition date opposed to the

(1) Organization and Summary of Significant Accounting Policies (Continued)

announcement date. SFAS No. 141R also includes a substantial number of new disclosure requirements. SFAS No. 141R is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The effect of adopting SFAS No. 141R on the Company's consolidated results of operations and financial condition will be largely dependent on the size and nature of business combinations completed after December 31, 2008.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS No. 160"). SFAS No. 160 requires noncontrolling interests, previously referred to as minority interests, to be treated as a separate component of equity, not as a liability or other item outside of permanent equity and applies to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective for the Company beginning January 1, 2009. The Company does not currently expect the adoption of SFAS No. 160 to have a material effect on its consolidated results of operations and financial condition.

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 161 requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. This statement is effective for the Company beginning January 1, 2009. The Company does not expect the adoption of SFAS No. 161 to have a material effect on its consolidated results of operations and financial condition.

On May 9, 2008, the FASB issued FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 requires issuers of a certain type of convertible debt to separately account for the debt and equity components of the convertible debt in a way that reflects the issuer's borrowing rate at the date of issuance for similar debt instruments without the conversion feature. FSP APB 14-1 applies to certain of the Company's convertible debt. FSP APB 14-1 is effective for the Company beginning on January 1, 2009 and will be applied retrospectively to all quarterly and annual periods that will be presented in the Company's consolidated financial statements. Early adoption of FSP APB 14-1 is not permitted. The adoption of FSP APB 14-1 is expected to significantly increase the Company's non-cash interest expense and reduce basic and diluted earnings (loss) per share.

In November 2008, the FASB ratified EITF Issue No. 08-7, "Accounting for Defensive Intangible Assets," ("EITF 08-7"). EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets must be recognized at fair value in accordance with SFAS No. 141R and SFAS No. 157. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008, and will be adopted by the Company in the first quarter of 2009. The effect of adopting EITF 08-7 on the Company's consolidated results of operations and financial

(1) Organization and Summary of Significant Accounting Policies (Continued)

condition will be largely dependent on the size and nature of business combinations completed after December 31, 2008.

(2) Vyvx Advertising Distribution Business Disposition

On June 5, 2008, Level 3 completed the sale of its Vyvx advertising distribution business to DG FastChannel, Inc. and received gross proceeds at closing of approximately $129 million in cash. Net proceeds from the sale approximated $121 million after deducting transaction-related costs.

Operating results and cash flows from the Vyvx advertising distribution business are presented in continuing operations for all periods presented through the date of sale. The disposal of the Vyvx advertising distribution business did not meet the criteria under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") for presentation as discontinued operations since the business was not considered an asset group.

Level 3 recognized a gain on the sale of the Vyvx advertising distribution business of $96 million in 2008. The gain is presented in the consolidated statements of operations as "Gain on Sale of Business Groups."

The carrying amounts of the major classes of assets and liabilities included in the sale of the Vyvx advertising distribution business were as follows (in millions):

Other Current Assets	$ 1
Property, Plant and Equipment, net	3
Other Intangibles, net	22
Accounts Payable	(1)
	$25

Revenue attributable to the Vyvx advertising distribution business totaled $15 million in 2008, $36 million in 2007 and $35 million in 2006. The financial results, assets and liabilities of the Vyvx advertising distribution business are included in the Communications operating segment through the date of sale.

(3) Loss Per Share

The Company computes basic net loss per share by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period and including the dilutive effect of common stock that would be issued assuming conversion or exercise of outstanding convertible notes, stock options, stock based compensation awards and other dilutive securities. No such items were included in the computation of diluted loss per share in 2008, 2007 or 2006 because the Company incurred a loss from continuing operations in each of these periods and the effect of inclusion would have been anti-dilutive.

The effect of approximately 489 million, 315 million and 481 million shares issuable pursuant to the various series of convertible notes outstanding at December 31, 2008, 2007 and 2006, respectively, have not been included in the computation of diluted loss per share because their inclusion would have been anti-dilutive to the computation. In addition, the effect of the approximately 57 million, 55 million and 54 million stock options, outperform stock options, restricted stock units and warrants outstanding at December 31, 2008, 2007 and 2006, respectively, have not been included in the computation of diluted loss per share because their inclusion would have been anti-dilutive to the computation.

(4) Property, Plant and Equipment

The components of the Company's property, plant and equipment as of December 31, 2008 and 2007 are as follows (in millions):

	Cost	Accumulated Depreciation	Book Value
December 31, 2008			
Land	$ 169	$ —	$ 169
Land Improvements	68	(35)	33
Facility and Leasehold Improvements:			
Communications	1,856	(682)	1,174
Coal Mining	151	(150)	1
Network Infrastructure	5,568	(1,967)	3,601
Operating Equipment:			
Communications	3,738	(2,615)	1,123
Coal Mining	72	(65)	7
Furniture, Fixtures and Office Equipment	139	(121)	18
Other	24	(22)	2
Construction-in-Progress	31	—	31
	$11,816	$(5,657)	$6,159
December 31, 2007			
Land	$ 174	$ —	$ 174
Land Improvements	60	(32)	28
Facility and Leasehold Improvements:			
Communications	1,856	(589)	1,267
Coal Mining	153	(151)	2
Network Infrastructure	5,591	(1,705)	3,886
Operating Equipment:			
Communications	3,455	(2,267)	1,188
Coal Mining	72	(64)	8
Furniture, Fixtures and Office Equipment	141	(117)	24
Other	27	(24)	3
Construction-in-Progress	89	—	89
	$11,618	$(4,949)	$6,669

Land primarily represents owned assets of the communications business, including land improvements. Capitalized business support systems and network construction costs that have not been placed in service have been classified as construction-in-progress.

Depreciation expense was $832 million in 2008, $838 million in 2007 and $652 million in 2006.

In 2006, Level 3 determined that the period it expected to use its existing fiber and certain equipment was longer than the remaining useful lives as originally estimated. As a result, the Company extended the depreciable lives of its existing fiber from 7 years to 12 years, its existing transmission

(4) Property, Plant and Equipment (Continued)

equipment from 5 years to 7 years and its existing IP equipment from 3 years to 4 years. These changes in estimate were accounted for prospectively, in accordance with SFAS No. 154, and reduced depreciation expense, loss from continuing operations and net loss by approximately $80 million, or $0.08 per share, for the year ended December 31, 2006.

(5) Asset Retirement Obligations

The Company's asset retirement obligations consist of legal requirements to remove certain of its network infrastructure at the expiration of the underlying right-of-way ("ROW") term, restoration requirements for leased facilities and reclamation requirements in the coal mining business to remediate previously mined properties. The Company recognizes its estimate of the fair value of its asset retirement obligations in the period incurred in other long-term liabilities. The fair value of the asset retirement obligation is also capitalized as property, plant and equipment and then amortized over the estimated remaining useful life of the associated asset.

As a result of indicators suggesting that the estimated cash flows underlying the Company's ROW asset retirement obligations were too high, the Company revised its assessment on December 31, 2008. Network infrastructure relocations indicated that the Company is not being required to physically remove its underground network infrastructure at rates consistent with the Company's previous estimates. Other internal and external information corroborated these lower rates. As a result, on December 31, 2008, the Company revised its probability assessment related to its requirement to physically remove its underground network infrastructure at the end of the underlying ROW terms, which caused a significant reduction to the related cash flows that the Company believes will be required to settle its ROW asset retirement obligations. The Company reduced its asset retirement obligation liability accordingly as of December 31, 2008.

As part of the ROW asset retirement obligation change in estimate, the Company determined that certain of its asset retirement obligations for acquired entities should have been higher at the acquisition date. As a result, the Company increased goodwill by approximately $15 million as of December 31, 2008.

The Company also determined that its estimates of restoration costs for its leased facility asset retirement obligations were too high based on current costs to restore. As a result, on December 31, 2008, the Company reduced its estimates of the cash flows that it believes will be required to settle its leased facility asset retirement obligations at the end of the respective lease terms, which resulted in a reduction to the Company's asset retirement obligation liability.

In the fourth quarter of 2008, the Company was awarded a long-term coal contract, which will extend the life of one of the Company's coal mining operations. As a result of the increase in the estimated life of one of the Company's coal mining operations, the Company revised the timing of its cash flows to remediate the mining site causing a reduction in its asset retirement obligation liability in the fourth quarter of 2008.

As a result of the aforementioned revisions in the estimated amount and timing of cash flows for asset retirement obligations, the Company reduced its asset retirement obligation liability by $103 million with an offsetting reduction to property, plant and equipment of $21 million, selling, general and administrative expenses of $86 million, depreciation and amortization of $11 million and an increase to goodwill of $15 million. The Company reduced property, plant and equipment to the extent

(5) Asset Retirement Obligations (Continued)

of the carrying amount of the related long-lived asset initially recorded when the asset retirement obligation liability was established. The remaining amount of the reduction to the asset retirement obligation was recorded as a reduction to depreciation expense, to the extent of historical depreciation of the related long-lived asset, and selling, general and administrative expense.

Approximately $71 million and $61 million of restricted cash and securities were legally restricted to settle the Company's coal mining reclamation liabilities at December 31, 2008 and 2007, respectively, and are recorded in non-current, restricted cash and securities on the consolidated balance sheets.

The following table provides asset retirement obligation activity for the years ended December 31, 2008 and 2007 (in millions):

	December 31, 2008	December 31, 2007
Asset retirement obligation at January 1	$ 231	$202
Liabilities incurred	2	12
Accretion expense	25	21
Liabilities settled	(4)	(4)
Revision in estimated cash flows	(103)	—
Asset retirement obligation at December 31	$ 151	$231

(6) Goodwill

The changes in the carrying amount of goodwill during the year ended December 31, 2008 are as follows (in millions):

	Communications Segment	Coal Mining Segment	Total
Balance as of December 31, 2007	$1,421	$—	$1,421
Goodwill adjustments	12	—	12
Effect of foreign currency rate change	(1)	—	(1)
Balance as of December 31, 2008	$1,432	$—	$1,432

The goodwill adjustments primarily relate to asset retirement obligation revisions. The Company revised its estimate of the amount of its original estimate of undiscounted cash flows related to certain ROW asset retirement obligations at December 31, 2008. As part of the ROW asset retirement obligation change in estimate, the Company determined that certain of its asset retirement obligations for acquired entities should have been higher at the acquisition date. As a result, the Company increased goodwill by approximately $15 million as of December 31, 2008.

(7) Acquired Intangible Assets

Identifiable acquisition-related intangible assets as of December 31, 2008 and December 31, 2007 were as follows (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net
December 31, 2008			
Finite-Lived Intangible Assets:			
Customer Contracts and Relationships	$743	$(325)	$418
Patents and Developed Technology	141	(52)	89
	884	(377)	507
Indefinite-Lived Intangible Assets:			
Vyvx Trade Name	32	—	32
Wireless Licenses	20	—	20
	$936	$(377)	$559
December 31, 2007			
Finite-Lived Intangible Assets:			
Customer Contracts and Relationships	$772	$(248)	$524
Patents and Developed Technology	141	(37)	104
	913	(285)	628
Indefinite-Lived Intangible Assets:			
Vyvx Trade Name	32	—	32
Wireless Licenses	20	—	20
	$965	$(285)	$680

Acquired finite-lived intangible asset amortization expense was $99 million in 2008, $104 million in 2007 and $78 million 2006.

During 2007, the Company changed the estimated useful lives of certain of its customer-related intangible assets that were established in periods prior to 2007, which resulted in a net increase in amortization expense of approximately $9 million for the year ended December 31, 2007, or less than a $0.01 per basic and diluted share.

The weighted average useful lives of the Company's acquired finite-lived intangible assets was 7.6 years for customer contracts and relationships and 9.0 years for patents and developed technology.

(7) Acquired Intangible Assets (Continued)

As of December 31, 2008, estimated amortization expense for the Company's finite-lived acquisition-related intangible assets over the next five years and thereafter is as follows (in millions):

2009	$ 93
2010	92
2011	91
2012	69
2013	51
Thereafter	111
	$507

(8) Restructuring and Impairment Charges

Changing economic and business conditions as well as organizational structure optimization efforts have caused the Company to initiate various workforce reductions resulting in involuntary employee terminations. The Company has also initiated multiple workforce reductions resulting from the integration of acquired companies. Restructuring charges totaled $25 million in 2008, $11 million in 2007 and $5 million in 2006.

During the fourth quarter of 2008, the Company initiated a workforce reduction of approximately 400 employees, or 7% of the Company's total employee base, and incurred a restructuring charge of $12 million, all of which related to the communications business. The workforce reductions relate to multiple levels within the organization and across multiple locations within North America. The terms of the workforce reduction, including the involuntary termination benefits to be received by affected employees, were communicated by the Company in the fourth quarter of 2008. The Company expects to conclude this workforce reduction in the first quarter of 2009. As of December 31, 2008, none of the $12 million of involuntary termination benefits was paid and are recorded in accrued payroll and employee benefits on the consolidated balance sheets.

All of the activities related to the Company's prior restructurings were completed as of December 31, 2008.

Impairment charges classified within restructuring and impairment charges on the consolidated statements of operations totaled zero in 2008, $1 million in 2007 and $8 million in 2006. In 2006, the Company recognized $4 million of non-cash impairment charges as a result of the decision to terminate projects for certain voice services and certain information technology projects in the Communications business which had been previously capitalized. These projects had identifiable costs which the Company was able to separate for impairment. The costs incurred for these projects, including capitalized labor, were impaired as the carrying value of these projects were no longer expected to provide future benefit to the Company. In addition, the Company recognized $4 million of non-cash impairment charges primarily related to excess land of the communications business held for sale in Germany in 2006. This charge resulted from the difference between the recorded carrying value and the estimated market value of the land. During the third quarter of 2007, the Company reclassified the excess land in Germany as property, plant and equipment due to the fact the land had not been sold and was no longer being actively marketed for sale.

(8) Restructuring and Impairment Charges (Continued)

The Company also has accrued contract termination costs of $49 million as of December 31, 2008, for facility lease costs, primarily in North America, that the Company continues to incur without economic benefit. Accrued contract termination costs are recorded in other liabilities (current and non-current) in the consolidated balance sheets. The Company expects to pay the majority of these costs through 2018. The Company incurred charges of approximately $11 million in 2008 as the Company ceased using additional facilities and as a result of revisions to the estimated cash flows for certain facility subleases. The Company did not incur any such charges in 2007 or 2006. The Company records charges for contract termination costs within selling, general and administrative expenses in the consolidated statements of operations.

(9) Fair Value

SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Fair Value Hierarchy

SFAS No. 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 establishes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities. As of December 31, 2008, the Company did not have any Level 1 assets or liabilities that are measured at fair value on a recurring basis.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 liabilities that are measured at fair value on a recurring basis include the Company's interest rate swap agreements and other derivative contracts.

The interest rate swaps are priced using discounted cash flow techniques that use observable market inputs, such as LIBOR-based yield curves, forward rates, and credit ratings. The embedded derivative contracts are priced using inputs that are observable in the market, such as the Company's current and historical stock prices, risk-free interest rates, credit ratings and other contractual terms of certain of the Company's convertible debt.

Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities. The Company does not have any SFAS No. 157 Level 3 assets or liabilities that are measured at fair value on a recurring basis.

(9) Fair Value (Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (in millions):

	Significant Other Observable Inputs (Level 2)
Interest Rate Swap Liabilities (included in other non-current liabilities)	$ 97
Embedded Derivative Contracts (included in other non-current liabilities)	13
Total Liabilities Measured at Fair Value	$110

(10) Financial Instruments

Available for Sale Investments

The Company did not have any material available-for-sale investments as of December 31, 2008.

At December 31, 2007, marketable securities totaling $9 million consisted of an investment in the common stock of Infinera Corporation ("Infinera"). The fair value of the Infinera investment as of December 31, 2007 was $9 million. For the year ended December 31, 2007, an unrealized gain of $7 million was recorded on the investment in Infinera and is included in other comprehensive income (loss).

In 2007, the Company sold approximately 80% of its investment in Infinera, received proceeds of $45 million and recognized a gain on the sale of $37 million. In 2008, the Company sold the remainder of its investment in Infinera, received proceeds of approximately $4 million and recognized a gain on the sale of $2 million.

The cost of the equity securities used in computing the unrealized and realized gains is determined by specific identification. Fair values are estimated based on quoted market prices for the securities.

The Company recognized gains of $2 million from the sale of marketable equity securities in 2006.

Restricted Cash and Securities

Restricted cash and securities consists primarily of cash and investments that serve to collateralize outstanding letters of credit, long-term debt and certain performance and operating obligations of the Company, as well as cash and investments restricted to fund certain reclamation liabilities of the Company. Restricted cash and securities are recorded in other assets (current or non-current) in the consolidated balance sheets depending on the duration of the restriction and the purpose for which the restriction exists.

The cost and fair value of restricted cash and securities totaled $130 million at December 31, 2008 and $127 million at December 31, 2007.

(10) Financial Instruments (Continued)

Cash Flow Hedges

The Company has floating rate long-term debt (see Note 11). These obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases. On March 13, 2007, Level 3 Financing Inc., the Company's wholly owned subsidiary, entered into two interest rate swap agreements to hedge the interest payments on $1 billion notional amount of floating rate debt. The two interest rate swap agreements are with different counterparties and are for $500 million each. The transactions were effective beginning April 13, 2007 and mature on January 13, 2014. Under the terms of the interest rate swap transactions, the Company receives interest payments based on rolling three month LIBOR terms and pays interest at the fixed rate of 4.93% under one arrangement and 4.92% under the other. The Company has designated the interest rate swap agreements as a cash flow hedge on the interest payments for $1 billion of floating rate debt. The Company evaluates the effectiveness of the hedge on a quarterly basis. The Company measures effectiveness by offsetting the change in the variable portion of the interest rate swaps with the changes in interest expense paid due to fluctuations in the LIBOR-based interest rate. The Company recognizes any ineffective portion of the hedge in the consolidated statements of operations. Hedge ineffectiveness for the Company's cash flow hedges was not material in any period presented.

The fair value of the interest rate swap agreements was a liability of $97 million as of December 31, 2008 and a liability of $37 million as of December 31, 2007. Unrealized losses of $60 million in 2008 and $37 million in 2007 were recorded on the interest rate swap agreements and are included in other comprehensive income (loss). The change in the fair value of the interest rate swap agreements is reflected in other comprehensive income (loss) due to the fact that the interest rate swap agreements are designated as an effective cash flow hedge of $1 billion notional amount of the Company's floating rate debt.

(11) Long-Term Debt

As of December 31, 2008 and 2007, long-term debt was as follows (in millions):

(dollars in millions)	2008	2007
Senior Secured Term Loan due 2014	$1,400	$1,400
Senior Notes due 2008 (11.0%)	—	20
Senior Euro Notes due 2008 (10.75%)	—	5
Senior Notes due 2010 (11.5%)	13	13
Fair value adjustment on Senior Notes due 2010	—	(1)
Senior Notes due 2011 (10.75%)	3	3
Floating Rate Senior Notes due 2011 (9.459% as of December 31, 2008)	6	6
Issue discount on Senior Notes due 2011	—	—
Senior Notes due 2013 (12.25%)	550	550
Issue discount on Senior Notes due 2013	(2)	(2)
Senior Notes due 2014 (9.25%)	1,250	1,250
Issue premium on Senior Notes due 2014	9	10
Floating Rate Senior Notes due 2015 (6.845% as of December 31, 2008)	300	300
Senior Notes due 2017 (8.75%)	700	700
Convertible Senior Notes due 2010 (2.875%)	192	374
Convertible Senior Notes due 2011 (5.25%)	330	345
Convertible Senior Notes due 2011 (10.0%)	228	275
Convertible Senior Notes due 2012 (3.5%)	326	335
Convertible Senior Notes due 2013 (15.0%)	400	—
Convertible Senior Discount Notes due 2013 (9.0%)	295	295
Convertible Subordinated Notes due 2009 (6.0%)	181	362
Convertible Subordinated Notes due 2010 (6.0%)	308	514
Debt discount due to embedded derivative contracts	(13)	—
Commercial Mortgage due 2010 (6.86%)	69	69
Capital leases	35	41
	6,580	6,864
Less current portion	(186)	(32)
	$6,394	$6,832

The estimated fair value of the Company's long-term debt approximated $4.0 billion at December 31, 2008 and $6.3 billion at December 31, 2007. The fair values of the Company's long-term debt were estimated using the December 31, 2008 and December 31, 2007 average of the bid and ask trading quotes. The Commercial Mortgage does not trade. The fair value of this instrument is assumed to approximate its carrying value as of December 31, 2008 and December 31, 2007. The 9% Convertible Senior Discount Notes due 2013, the 10% Convertible Senior Notes due 2011, and the 15% Convertible Senior Notes due 2013 are not traded in an active market. The fair value of these notes were calculated using a Black-Scholes valuation model to value the equity portion of the security and market yields on other Level 3 traded debt of similar characteristics and discounted cash flows to value the debt portion of the security. The 11.5% Senior Notes due 2010, Floating Rate Notes due 2011 and the 10.75% Senior Notes due 2011 are not actively traded debt instruments. The estimated fair value of these debt instruments was derived using market yields on other Level 3 traded debt of similar characteristics and discounted cash flows.

(11) Long-Term Debt (Continued)

2008 Debt Issuances

In December 2008, the Company issued $400 million aggregate principal amount of its 15% Convertible Senior Notes due 2013 and received gross proceeds of $400 million. Accrued but unpaid debt issuance costs are expected to be approximately $3 million. The proceeds from this issuance were primarily used to repurchase, through tender offers, a portion of the Company's 6% Convertible Subordinated Notes due 2009, 6% Convertible Subordinated Notes due 2010 and 2.875% Convertible Senior Notes due 2010. See a detailed description of the notes below.

2008 Debt Repurchases

In September 2008, in various transactions, the Company repurchased $39 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2009 at discounts to the principal amount and recognized a net gain on extinguishment of debt of $1 million. Unamortized debt issuance costs totaled less than $1 million and accrued interest paid at the time of repurchase totaled less than $1 million.

In September 2008, the Company repurchased $32 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010 at a discount to the principal amount and recognized a net gain on extinguishment of debt of $2 million. Unamortized debt issuance costs totaled less than $1 million and accrued interest paid at the time of repurchase totaled $1 million.

In December 2008, in connection with the issuance of the 15% Convertible Senior Notes due 2013, the Company repurchased using $336 million in cash, through tender offers $460 million aggregate principal amount of various issues of its convertible debt securities at discounts to par and recognized a gain on the extinguishment of debt of approximately $122 million. The gain consisted of a $124 million cash gain, which was partially offset by $2 million in unamortized debt issuance costs. Accrued interest paid at the time of repurchase totaled $7 million.

The December 2008 debt repurchases consisted of the following:

- $163 million of 2.875% Convertible Senior Notes due 2010;
- $173 million of 6% Convertible Subordinated Notes due 2010; and
- $124 million of 6% Convertible Subordinated Notes due 2009.

2008 Debt for Equity Exchanges

On multiple dates in October 2008, the Company entered into exchange agreements with holders of various issues of its convertible debt and issued approximately 48 million shares of Level 3 common stock in exchange for approximately $108 million aggregate principal amount of its convertible debt securities. The shares of the Company's common stock are exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended. These transactions were considered to be induced conversions in accordance with SFAS No. 84 "Induced Conversions of Convertible Debt—An Amendment of APB Opinion No. 26" ("SFAS No. 84") and as a result, the Company recorded a non-cash loss in the fourth quarter of 2008 on the exchange of the $108 million aggregate principal amount of convertible debt securities of approximately $44 million, consisting of $43 million of debt conversion expense and $1 million of previously capitalized debt issuance costs. The loss was recorded in gain (loss) on extinguishment of debt in the consolidated statements of operations.

(11) Long-Term Debt (Continued)

The fourth quarter 2008 exchange transactions consisted of the following:

- $18 million of 6% Convertible Subordinated Notes due 2009;
- $47 million of 10% Convertible Senior Notes due 2011;
- $19 million of 2.875% Convertible Senior Notes due 2010;
- $15 million of 5.25% Convertible Senior Notes due 2011; and
- $9 million of 3.5% Convertible Senior Notes due 2012.

2008 Debt Repayments

During March 2008, Level 3 Communications, Inc. repaid the remaining $20 million of outstanding 11% Senior Notes due 2008 and $6 million (€4 million) of outstanding 10.75% Senior Euro Notes due 2008. The Company also made capital lease and commercial mortgage payments of approximately $6 million in 2008.

2007 Debt for Equity Exchanges

In January 2007, in two separate transactions, Level 3 completed the exchange of $605 million in aggregate principal amount of its 10% Convertible Senior Notes due 2011 for a total of 197 million shares of Level 3's common stock. The shares of the Company's common stock are exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended. The Company recognized a $177 million loss on extinguishment of debt for the exchanges. Included in the loss was approximately $1 million of unamortized debt issuance costs.

2007 Redemptions and Repurchases

In March 2007, the Company redeemed using cash the entire $722 million of outstanding principal amount of the following debt issuances and recognized a loss on extinguishment of debt totaling $54 million on the redemption transactions.

- Redeemed $488 million of outstanding 12.875% Senior Notes due 2010 at a price equal to 102.146% of the principal amount and recognized a $12 million loss on extinguishment of debt consisting of a $10 million cash loss and $2 million in unamortized debt issuance costs. Accrued interest paid at the time of redemption totaled less than $1 million.
- Redeemed $96 million of outstanding 11.25% Senior Notes due 2010 at a price equal to 101.875% of the principal amount and recognized a $3 million loss on extinguishment of debt consisting of a $2 million cash loss and $1 million in unamortized debt issuance costs. Accrued interest paid at the time of redemption totaled less than $1 million.
- Redeemed $138 million (€104 million) of outstanding 11.25% Senior Euro Notes due 2010 at a price equal to €101.875 per €1,000 of principal amount and recognized a $39 million loss on extinguishment of debt consisting of a $38 million cash loss and $1 million in unamortized debt issuance costs. Accrued interest paid at the time of redemption totaled less than $1 million (less than €1 million).

(11) Long-Term Debt (Continued)

In March 2007, the respective issuers repurchased using cash, through tender offers, $941 million of the outstanding principal amounts of the following debt issuances and recognized a loss on extinguishment of debt totaling $186 million on the repurchase transactions.

- Repurchased $144 million of its outstanding Floating Rate Senior Notes due 2011 at a price equal to $1,080 per $1,000 principal amount of the notes, which included $1,050 as the tender offer consideration and $30 as a consent payment, and recognized an $18 million loss on extinguishment of debt consisting of a $12 million cash loss and $6 million in unamortized debt issuance costs and unamortized discount. Accrued interest paid at the time of repurchase totaled $8 million.
- Repurchased $59 million of its outstanding 11% Senior Notes due 2008 at a price equal to $1,054.28 per $1,000 principal amount of the notes, which included $1,024.28 as the tender offer consideration and $30 as a consent payment, and recognized a $3 million loss on extinguishment of debt consisting of a $3 million cash loss and less than $1 million in unamortized debt issuance costs. Accrued interest paid at the time of repurchase totaled $3 million.
- Repurchased $677 million of its outstanding 11.5% Senior Notes due 2010 at a price equal to $1,115.26 per $1,000 principal amount of the notes, which included $1,085.26 as the tender offer consideration and $30 as a consent payment, and recognized a $141 million loss on extinguishment of debt consisting of a $78 million cash loss and $63 million in unamortized debt issuance costs and unamortized discount. Accrued interest paid at the time of repurchase totaled $3 million.
- Repurchased $61 million (€46 million) of its outstanding 10.75% Senior Euro Notes due 2008 at a price equal to €1,061.45 per €1,000 of principal amount of the notes, which included €1,031.45 as the tender offer consideration and €30 as a consent payment, and recognized a $24 million loss on extinguishment of debt consisting of a $24 million cash loss and less than $1 million in unamortized debt issuance costs. Accrued interest paid at the time of repurchase totaled $3 million (€2 million).

In connection with the tender offers completed in the first quarter of 2007, Level 3 and Level 3 Financing, Inc. ("Level 3 Financing"), a wholly owned subsidiary of the Company, obtained consents to certain proposed amendments to the respective indentures governing the notes that are subject to the tender offer transactions described above to eliminate substantially all of the covenants, amend certain repurchase rights, certain discharge rights and certain events of default and related provisions contained in those indentures.

On February 23, 2007, Level 3 Financing completed a consent solicitation with respect to certain amendments to the indenture governing Level 3 Financing's outstanding 12.25% Senior Notes due 2013 that allowed for the incurrence of debt based upon a multiple of cash flow available for fixed charges on a "pro forma" basis giving effect to any acquisition, merger or consolidation completed prior to February 1, 2007. Additional debt as permitted under the amended indenture was incurred in March 2007. In connection with the consent solicitation, the Company paid consent fees totaling approximately $2 million which were capitalized as additional debt issuance costs and will be amortized over the remaining life of the related debt issuances using the effective interest method.

(11) Long-Term Debt (Continued)

2007 Debt Refinancings

In March 2007, Level 3 Financing refinanced its senior secured credit agreement and received net proceeds of $1.382 billion. The proceeds from this transaction were used to repay the existing $730 million Senior Secured Term Loan due 2011 and other debt. The effect of this transaction was to increase the amount of senior secured debt from $730 million to $1.4 billion, reduce the interest rate on that debt from the London Interbank Offering Rate ("LIBOR") plus 3.00% to LIBOR plus 2.25% and extend the final maturity from 2011 to 2014. The Company recognized a $10 million loss on this transaction related to unamortized debt issuance costs. See a detailed description of the Senior Secured Term Loan due 2014 below.

Senior Secured Term Loan due 2014

On March 13, 2007, Level 3, as guarantor, Level 3 Financing, as borrower, Merrill Lynch Capital Corporation, as administrative agent and collateral agent, and certain other agents and certain lenders entered into a Credit Agreement, pursuant to which the lenders extended a $1.4 billion senior secured term loan ("Senior Secured Term Loan due 2014") to Level 3 Financing. The term loan matures on March 13, 2014 and has an interest rate of LIBOR plus an applicable margin of 2.25% per annum and is payable in cash at the end of each LIBOR period elected in arrears, beginning July 13, 2007, provided that in the case of a six month interest period, interim interest payments are required at the end of the first three months. The borrower has the option of electing one, two, three or six month LIBOR at the end of each interest rate period and may elect different options with respect to different portions of the affected borrowing. The interest rate on $1.0 billion of the Senior Secured Term Loan due 2014 resets quarterly and was 7.0% as of December 31, 2008. The interest rate on the remaining $400 million of the Senior Secured Term Loan due 2014 currently is reset monthly and was 7.0% as of December 31, 2008. As of December 31, 2007, the interest rate on the entire $1.4 billion of the Senior Secured Term Loan due 2014 was 7.49%

Level 3 Financing's obligations under this term loan are, subject to certain exceptions, secured by certain assets of the Company and certain of the Company's material domestic subsidiaries that are engaged in the telecommunications business. The Company and these subsidiaries have also guaranteed the obligations of Level 3 Financing under the Senior Secured Term Loan due 2014. During the second quarter of 2007, Level 3 Communications, LLC and its material domestic subsidiaries obtained all material governmental authorizations and consents required in order for them to pledge certain of their assets and guarantee the Senior Secured Term Loan due 2014. The guarantee was entered into by Level 3 Communications, LLC and its material domestic subsidiaries on June 28, 2007.

The Senior Secured Term Loan due 2014 includes certain negative covenants which restrict the ability of the Company, Level 3 Financing and any restricted subsidiary to engage in certain activities. The Senior Secured Term Loan due 2014 also contains certain events of default. It does not require the Company or Level 3 Financing to maintain specific financial ratios or other financial metrics.

Level 3 used a portion of the original net proceeds after transaction costs to repay Level 3 Financing's $730 million Senior Secured Term Loan due 2011 under that certain credit agreement dated June 27, 2006. In addition, Level 3 used a portion of the net proceeds to fund the purchase of certain of its existing debt securities.

(11) Long-Term Debt (Continued)

Debt issuance costs of $18 million were capitalized and are being amortized to interest expense over the term of the Senior Secured Term Loan due 2014 using the effective interest method. As a result of amortization, the capitalized debt issuance costs have been reduced to $14 million at December 31, 2008.

11.5% Senior Notes Due 2010

In January 2006, Level 3 Communications, Inc. issued $692 million aggregate principal amount of its 11.5% Senior Notes due 2010. The fair value of the 11.5% Senior Notes due 2010 was approximately $73 million less than the face amount of the debt. The accretion of the $73 million discount is being reflected as interest expense in using the effective interest method. The 11.5% Senior Notes due 2010 were recorded at their fair value on the transaction date and accrete to their face value at maturity.

The 11.5% Senior Notes are senior unsecured obligations of the Company, ranking equal in right of payment to all other senior unsecured obligations of the Company. The 11.5% Senior Notes due 2010 mature on March 1, 2010, and bear interest at a rate per annum equal to 11.5%. Interest on the notes is payable on March 1 and September 1 of each year, beginning on September 1, 2006. The Company may redeem some or all of the 11.5% Senior Notes due 2010 at any time on or after March 1, 2009, at 100% of their principal amount plus accrued interest.

In March 2007, the Company repurchased $677 million of its outstanding 11.5% Senior Notes due 2010 at a price equal to $1,115.26 per $1,000 principal amount of the notes, which included $1,085.26 as the tender offer consideration and $30 as a consent payment, and recognized a $141 million loss on extinguishment of debt consisting of a $78 million cash loss and $63 million in unamortized debt issuance costs and unamortized discount. Accrued interest paid at the time of repurchase totaled $3 million. As of December 31, 2008, a total of $13 million aggregate principal amount remains outstanding.

Debt issuance costs of $11 million were originally capitalized and were being amortized to interest expense over the term of the 11.5% Senior Notes due 2010. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to less than $1 million at December 31, 2008.

10.75% Senior Notes due 2011

In October 2003, Level 3 Financing received $486 million of net proceeds from a private placement offering of $500 million aggregate principal amount of its 10.75% Senior Notes due 2011 ("10.75% Senior Notes"). As of December 31, 2008, a total of $497 million aggregate principal amount of the 10.75% Senior Notes had been redeemed. Interest on the notes accrues at 10.75% per year and is payable in arrears on April 15 and October 15 each year in cash. These notes are guaranteed by Level 3 Communications, LLC and Level 3 Communications, Inc. (See Note 16).

The 10.75% Senior Notes are subject to redemption at the option of Level 3 Financing, in whole or in part, at any time or from time to time, plus accrued and unpaid interest thereon to the

(11) Long-Term Debt (Continued)

redemption date, if redeemed during the twelve months beginning October 15, of the years indicated below:

Year	Redemption Price
2008	102.688%
2009 and thereafter	100.000%

On December 27, 2006, Level 3 Financing entered into a Supplemental Indenture, which modified the original indenture dated as of October 1, 2003 ("10.75% Note Indenture"), among Level 3, as Guarantor, Level 3 Financing, as issuer, and The Bank of New York, as Trustee, relating to the 10.75% Notes. Pursuant to the Supplemental Indenture, the 10.75% Note Indenture was amended to eliminate substantially all of the covenants, certain repurchase rights and certain events of default and related provisions contained in the 10.75% Note Indenture.

The 10.75% Senior Notes are senior, unsecured obligations of Level 3 Financing, ranking *pari passu* with all existing and future senior unsecured indebtedness of Level 3 Financing.

Debt issuance costs of $14 million were originally capitalized and are being amortized to interest expense over the term of the 10.75% Senior Notes. As a result of amortization and repurchases, the capitalized debt issuance costs have been reduced to less than $1 million at December 31, 2008.

Floating Rate Senior Notes due 2011

On March 14, 2006, Level 3 Communications, Inc., as guarantor and Level 3 Financing, as borrower, entered into an indenture with the Bank of New York, as trustee, and issued $150 million aggregate principal amount of floating rate senior notes due 2011 ("Floating Rate Senior Notes due 2011") in a private offering. After transaction costs, the Company received net proceeds associated with this offering of $142 million.

In March 2007, the Company repurchased $144 million of its outstanding Floating Rate Senior Notes due 2011 at a price equal to $1,080 per $1,000 principal amount of the notes, which included $1,050 as the tender offer consideration and $30 as a consent payment, and recognized an $18 million loss on extinguishment of debt consisting of a $12 million cash loss and $6 million in unamortized debt issuance costs and unamortized discount. Accrued interest paid at the time of repurchase totaled $8 million.

The Floating Rate Senior Notes due 2011 rank equal in right of payment with all other senior unsecured obligations of Level 3 Financing and have an initial interest rate equal to the six month London Interbank Offered Rate ("LIBOR"), plus 6.375%, which will be reset semi-annually. Interest on the notes is payable on March 15 and September 15 of each year, beginning on September 15, 2006. The interest rate was 9.46% at December 31, 2008. The Floating Rate Senior Notes due 2011 were priced at 96.782% of par and will mature on March 15, 2011. The discount, after the debt repurchase is less than $1 million and is reflected as a reduction in long-term debt and is being amortized as interest expense over the term of the Floating Rate Senior Notes due 2011 using the effective interest method. These notes are guaranteed by Level 3 Communications, Inc. and Level 3 Communications, LLC (See Note 16).

(11) Long-Term Debt (Continued)

The Floating Rate Senior Notes due 2011 are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after March 15, 2008 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning March 15, of the years indicated below:

Year	Redemption Price
2008	102.0%
2009	101.0%
2010	100.0%

Debt issuance costs of $3 million were capitalized and are being amortized over the term of the Floating Rate Senior Notes due 2011 using the effective interest method. As a result of amortization and the debt repurchase, the capitalized debt issuance costs have been reduced to less than $1 million at December 31, 2008.

12.25% Senior Notes due 2013

On March 14, 2006, Level 3 Communications, Inc., as guarantor and Level 3 Financing, as borrower, entered into an indenture with the Bank of New York, as trustee, and issued $250 million aggregate principal amount of 12.25% senior notes due 2013 ("12.25% Senior Notes due 2013") in a private offering.

On April 6, 2006, the Company issued $300 million aggregate principal amount of 12.25% Senior Notes due 2013 in a private offering. These notes, together with the $250 million aggregate principal amount of 12.25% Senior Notes due 2013 issued on March 14, 2006, are treated under the same indenture as a single series of notes. The Company received net proceeds of $538 million associated with the 12.25% Senior Notes due 2013.

The 12.25% Senior Notes due 2013 are senior unsecured obligations of Level 3 Financing, ranking equal in right of payment with all other senior unsecured obligations of Level 3 Financing. These notes are guaranteed by Level 3 Communications, Inc. and Level 3 Communications, LLC (See Note 16). The notes will mature on March 15, 2013. Interest on the notes accrues at 12.25% per year and is payable on March 15 and September 15 of each year, beginning on September 15, 2006. The $250 million of 12.25% Senior Notes due 2013 issued on March 14, 2006 were priced at 96.618% of par. The $300 million of 12.25% Senior Notes due 2013 issued on April 6, 2006 were priced at 102% of par. The resulting net discount for the two issuances of approximately $2 million is reflected as a reduction in long-term debt and is being amortized as interest expense over the remaining term of the 12.25% Senior Notes due 2013 using the effective interest method.

The 12.25% Senior Notes due 2013 are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after March 15, 2010 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid

(11) Long-Term Debt (Continued)

interest thereon to the redemption date, if redeemed during the twelve months beginning March 15, of the years indicated below:

Year	Redemption Price
2010	106.125%
2011	103.063%
2012	100.000%

The 12.25% Senior Notes due 2013 contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

Debt issuance costs of approximately $11 million were capitalized and are being amortized over the term of the 12.25% Senior Notes due 2013. As a result of amortization, the capitalized debt issuance costs have been reduced to $10 million at December 31, 2008.

9.25% Senior Notes Due 2014

On October 30, 2006, Level 3 Communications, Inc., as guarantor and Level 3 Financing, Inc. as borrower, received $588 million of net proceeds after transaction costs, from a private offering of $600 million aggregate principal amount of its 9.25% Senior Notes due 2014 ("9.25% Senior Notes Due 2014"). On December 13, 2006, Level 3 Communications, Inc., as guarantor and Level 3 Financing, Inc. as borrower, received $661 million of net proceeds after transaction costs and accrued interest, for a second offering of $650 million aggregate principal amount of 9.25% Senior Notes due 2014. These notes together with the $600 million aggregate principal amount of 9.25% Senior Notes due 2014 issued on October 30, 2006 were issued under the same indenture and will be treated as a single series of notes. The Company received total net proceeds of $1.239 billion (excluding prepaid interest).

The 9.25% Senior Notes due 2014 are senior unsecured obligations of Level 3 Financing, ranking equal in right of payment with all other senior unsecured obligations of Level 3 Financing. These notes are guaranteed by Level 3 Communications, Inc. (See Note 16). The notes will mature on November 1, 2014. Interest on the 9.25% Senior Notes Due 2014 accrues at 9.25% interest per year and is payable semi-annually in cash on May 1 and November 1 beginning May 1, 2007. The $600 million of 9.25% Senior Notes due 2014 issued on October 30, 2006 were priced at par. The $650 million of 9.25% Senior Notes due 2014 issued on December 13, 2006 were priced at 101.75% of par plus accrued interest from October 30, 2006, representing an effective yield of 8.86% to the purchasers of these senior notes. The resulting premium of the two issuances of approximately $11 million is reflected as an increase to long-term debt and is being amortized as a reduction to interest expense over the remaining term of the 9.25% Senior Notes due 2014 using the effective interest method. As of December 31, 2008, the premium remaining was approximately $9 million.

The 9.25% Senior Notes Due 2014 are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after November 1, 2010 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid

(11) Long-Term Debt (Continued)

interest thereon to the redemption date, if redeemed during the twelve months beginning November 1, of the years indicated below:

Year	Redemption Price
2010	104.625%
2011	102.313%
2012	100.000%

At any time or from time to time on or prior to November 1, 2009, Level 3 Financing may redeem up to 35% of the original aggregate principal amount of the 9.25% Senior Notes Due 2014 at a redemption price equal to 109.25% of the principal amount of those notes so redeemed, plus accrued and unpaid interest thereon (if any) to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds contributed to the capital of Level 3 Financing of one or more private placements to persons other than affiliates of Level 3 or underwritten public offerings of common stock of Level 3 resulting, in each case, in gross proceeds of at least $100 million in the aggregate; provided, however, that at least 65% of the original aggregate principal amount of the 9.25% Senior Notes Due 2014 would remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 90 days of such private placement or public offering upon not less than 30 nor more than 60 days' prior notice.

The 9.25% Senior Notes due 2014 contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

Debt issuance costs of approximately $23 million were capitalized and are being amortized over the term of the 9.25% senior Notes Due 2014. As a result of amortization, the capitalized debt issuance costs have been reduced to $18 million at December 31, 2008.

Floating Rate Senior Notes Due 2015 and 8.75% Senior Notes Due 2017

On February 14, 2007, Level 3 Financing received $982 million of net proceeds after transaction costs, from a private offering of $700 million aggregate principal amount of its 8.75% Senior Notes due 2017 (the "8.75% Senior Notes") and $300 million aggregate principal amount of its Floating Rate Senior Notes due 2015 (the "2015 Floating Rate Senior Notes"). The 8.75% Senior Notes and the 2015 Floating Rate Senior Notes are senior unsecured obligations of Level 3 Financing, ranking equal in right of payment with all other senior unsecured obligations of Level 3 Financing. Level 3 Communications, Inc. and Level 3 Communications, LLC have guaranteed the 8.75% Senior Notes and the 2015 Floating Rate Senior Notes (See Note 16). Interest on the 8.75% Senior Notes accrues at 8.75% interest per year and is payable semi-annually in cash on February 15th and August 15th beginning August 15, 2007. The principal amount of the 8.75% Senior Notes will be due on February 15, 2017. Interest on the 2015 Floating Rate Senior Notes accrues at LIBOR plus 3.75% per annum, reset semi-annually. The interest rate was 6.85% at December 31, 2008. Interest on the 2015 Floating Rate Senior notes is payable semi-annually in cash on February 15th and August 15th beginning August 15, 2007. The principal amount of the 2015 Floating Rate Senior Notes will be due on February 15, 2015.

(11) Long-Term Debt (Continued)

At any time prior to February 15, 2012, Level 3 Financing may redeem all or a part of the 8.75% Senior Notes upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount of the 8.75% Senior Notes so redeemed plus the 8.75% Applicable Premium as of, and accrued and unpaid interest thereon (if any) to, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

With respect to the 8.75% Senor Notes, "8.75% Applicable Premium" means on any redemption date, the greater of (1) 1.0% of the principal amount of such 8.75% Senior Notes and (2) the excess, if any, of (a) the present value at such redemption date of (i) 104.375% of the principal amount of such 8.75% Senior Notes plus (ii) all required interest payments due on such 8.75% Senior Notes through February 15, 2012 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate (as defined in the indenture governing the 8.75% Senior Notes) as of such redemption date plus 50 basis points, over (b) the principal amount of such 8.75% Senior Notes.

The 8.75% Senior Notes are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after February 15, 2012 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning February 15, of the years indicated below:

Year	Redemption Price
2012	104.375%
2013	102.917%
2014	101.458%
2015	100.000%

At any time or from time to time on or prior to February 15, 2010, Level 3 Financing may redeem up to 35% of the original aggregate principal amount of the 8.75% Senior Notes at a redemption price equal to 108.75% of the principal amount of the 8.75% Senior Notes so redeemed, plus accrued and unpaid interest thereon (if any) to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds contributed to the capital of Level 3 Financing of one or more private placements to persons other than affiliates of Level 3 or underwritten public offerings of common stock of Level 3 resulting, in each case, in gross proceeds of at least $100 million in the aggregate; provided, however, that at least 65% of the original aggregate principal amount of the 8.75% Senior Notes would remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 90 days of such private placement or public offering upon not less than 30 nor more than 60 days' prior notice.

At any time prior to February 15, 2009, Level 3 Financing may redeem all or a part of the Floating Rate Senior Notes, upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount of the Floating Rate Senior Notes so redeemed plus the Applicable Premium as of, and accrued and unpaid interest thereon (if any) to, the redemption date

(11) Long-Term Debt (Continued)

(subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

With respect to the Floating Rate Senior Notes, "Applicable Premium" means, on any redemption date, the greater of (1) 1.0% of the principal amount of such Floating Rate Senior Notes and (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of 102% of the principal amount of such Floating Rate Senior Notes, plus (ii) all required interest payments due on such Floating Rate Senior Notes through February 15, 2009 (excluding accrued but unpaid interest to the redemption date), such interest payments to be determined in accordance with the indenture governing the Floating Rate Senior Notes assuming that LIBOR in effect on the date of the applicable redemption notice would be the applicable LIBOR in effect through February 15, 2009, computed using a discount rate equal to the Treasury Rate (as defined in the indenture governing the Floating Rate Senior Notes) as of such redemption date plus 50 basis points, over (b) the principal amount of such Floating Rate Senior Notes.

The Floating Rate Senior Notes are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after February 15, 2009 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning February 15, of the years indicated below:

Year	Redemption Price
2009	102.0%
2010	101.0%
2011	100.0%

At any time or from time to time on or prior to February 15, 2009, Level 3 Financing may redeem up to 35% of the original aggregate principal amount of the Floating Rate Senior Notes at a redemption price equal to 100.0% of the principal amount of the Floating Rate Senior Notes so redeemed, plus a premium equal to the interest rate on the Floating Rate Senior Notes applicable on the date that notice of the redemption is given, plus accrued and unpaid interest thereon (if any) to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds contributed to the capital of Level 3 Financing of one or more private placements to persons other than affiliates of Level 3 or underwritten public offerings of common stock of Level 3 resulting, in each case, in gross proceeds of at least $100 million in the aggregate; provided, however, that at least 65% of the original aggregate principal amount of the Floating Rate Senior Notes would remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 90 days of such private placement or public offering upon not less than 30 nor more than 60 days' prior notice.

The 8.75% Senior Notes and the 2015 Floating Rate Senior Notes contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

(11) Long-Term Debt (Continued)

Debt issuance costs of approximately $16 million were capitalized and are being amortized over the term of the 8.75% Senior Notes due 2017. As a result of amortization, the capitalized debt issuance costs have been reduced to approximately $15 million at December 31, 2008.

Debt issuance costs of approximately $6 million were capitalized and are being amortized over the term of the Floating Rate Senior Notes due 2015. As a result of amortization, the capitalized debt issuance costs have been reduced to approximately $5 million at December 31, 2008.

2.875% Convertible Senior Notes due 2010

In July 2003, Level 3 Communications, Inc. completed the offering of $374 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010 ("2.875% Convertible Senior Notes") in an underwritten public offering pursuant to the Company's shelf registration statement. Interest on the notes accrues at 2.875% per year and is payable semi-annually in arrears in cash on January 15 and July 15, beginning January 15, 2004. The 2.875% Convertible Senior Notes are senior, unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior unsecured debt. The 2.875% Convertible Senior Notes contain limited covenants, which restrict additional liens on assets of the Company.

On multiple dates in October 2008, the Company completed the exchange of $19 million in aggregate principal amount of its 2.875% Convertible Senior Notes for a total of 7 million shares of Level 3's common stock. The shares of the Company's common stock issued pursuant to these exchanges were exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended. These transactions were considered to be induced conversions in accordance with SFAS No. 84 and as a result, the Company recorded a non-cash loss in the fourth quarter of 2008 on the exchange of the 2.875% Convertible Senior Notes of $8 million, consisting of approximately $8 million of debt conversion expense and less than $1 million of previously capitalized debt issuance costs. The loss was recorded in gain (loss) on extinguishment of debt in the consolidated statements of operations.

In December 2008, the Company repurchased using $101 million in cash, through tender offers, $163 million aggregate principal amount of its 2.875% Convertible Senior Notes at a price equal to $620 per $1,000 principal amount of the notes and recognized a gain on the extinguishment of debt of approximately $61 million. The gain consisted of a $62 million cash gain, which was partially offset by $1 million in unamortized debt issuance costs. Accrued interest paid at the time of repurchase totaled $2 million. The gain was recorded in gain (loss) on extinguishment of debt in the consolidated statements of operations.

The remaining 2.875% Convertible Senior Notes are convertible into shares of the Company's common stock at a conversion rate of $7.18 per share, subject to certain adjustments. At any time and from time to time, the Company, at its option, may redeem for cash all or a portion of the notes. The Company may exercise this option only if the current market price for Level 3's common stock for at least 20 trading days within any 30 consecutive trading day period exceeds prices ranging from 160% of the conversion price on July 15, 2008 decreasing to 150% of the conversion price on or after July 15, 2009. The Company would also be obligated to pay the holders of the redeemed notes a cash amount equal to the present value of all remaining scheduled interest payments.

Debt issuance costs of $13 million were originally capitalized and are being amortized to interest expense over the term of the 2.875% Convertible Senior Notes. As a result of amortization, exchanges

(11) Long-Term Debt (Continued)

and repurchases the capitalized debt issuance costs have been reduced to approximately $2 million at December 31, 2008.

5.25% Convertible Senior Notes due 2011

On December 2, 2004, Level 3 Communications, Inc. completed the offering of $345 million aggregate principal amount of its 5.25% Convertible Senior Notes due 2011 ("5.25% Convertible Senior Notes") in a private offering. Interest on the notes accrues at 5.25% per year and is payable semi-annually in arrears in cash on June 15 and December 15, beginning June 15, 2005. The 5.25% Convertible Senior Notes are senior, unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior unsecured debt of Level 3 Communications, Inc. The 5.25% Convertible Senior Notes contain limited covenants which restrict additional liens on assets of the Company.

In October 2008, the Company completed the exchange of $15 million in aggregate principal amount of its 5.25% Convertible Senior Notes for a total of 5 million shares of Level 3's common stock. The shares of the Company's common stock issued pursuant to this exchange were exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended. This transaction was considered to be an induced conversion in accordance with SFAS No. 84 and as a result, the Company recorded a non-cash loss in the fourth quarter of 2008 on the exchange of the 5.25% Convertible Senior Notes of $3 million, consisting of approximately $3 million of debt conversion expense and less than $1 million of previously capitalized debt issuance costs. The loss was recorded in gain (loss) on extinguishment of debt in the consolidated statements of operations.

The remaining 5.25% Convertible Senior Notes are convertible, at the option of the holders, into shares of the Company's common stock at a conversion rate of $3.98 per share, subject to certain adjustments. Upon conversion, the Company will have the right to deliver cash in lieu of shares of its common stock, or a combination of cash and shares of common stock. In addition, holders of the 5.25% Convertible Senior Notes will have the right to require the Company to repurchase the notes upon the occurrence of a change in control, as defined, at a price of 100% of the principal amount plus accrued interest and a make whole premium. As of December 31, 2008, the make whole premium privileges on the 5.25% Convertible Senior Notes had lapsed.

On or after December 15, 2008, Level 3, at its option, may redeem for cash all or a portion of the notes. The 5.25% Convertible Senior Notes are subject to redemption at the option of Level 3, in whole or in part, at any time or from time to time, on not more than 60 nor less than 30 days' notice, on or after December 15, 2008, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning December 15, of the years indicated below:

Year	Redemption Price
2008	102.250%
2009	101.500%
2010 and thereafter	100.750%

Debt issuance costs of $11 million were originally capitalized and are being amortized to interest expense over the term of the 5.25% Convertible Senior Notes. As a result of amortization and exchanges, the remaining unamortized debt issuance costs were $4 million at December 31, 2008.

(11) Long-Term Debt (Continued)

10% Convertible Senior Notes due 2011

In April 2005, Level 3 Communications, Inc. received $877 million of net proceeds, after giving effect to offering expenses, from an offering of $880 million aggregate principal amount of its 10% Convertible Senior Notes due 2011 ("10% Convertible Senior Notes") to institutional investors. Interest on the notes accrues at 10% per year and will be payable semi-annually on May 1 and November 1 beginning on November 1, 2005. The 10% Convertible Senior Notes are unsecured unsubordinated obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future unsecured unsubordinated debt of Level 3 Communications, Inc. The 10% Convertible Senior Notes contain limited covenants which restrict additional liens on assets of the Company.

In January 2007, in two separate transactions, Level 3 completed the exchange of $605 million in aggregate principal amount of its 10% Convertible Senior Notes due 2011 for a total of 197 million shares of Level 3's common stock. The shares of the Company's common stock issued pursuant to these announced exchanges are exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended. The Company recognized a $177 million loss on extinguishment of debt for the exchanges. Included in the loss was approximately $1 million of unamortized debt issuance costs.

In October 2008, the Company completed the exchange of $47 million in aggregate principal amount of its 10% Convertible Senior Notes for a total of 22 million shares of Level 3's common stock. The shares of the Company's common stock issued pursuant to this exchange was exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended. This transaction was considered to be an induced conversion in accordance with SFAS No. 84 and as a result, the Company recorded a non-cash loss in the fourth quarter of 2008 on the exchange of the 10% Convertible Senior Notes of $15 million, consisting of approximately $15 million of debt conversion expense and less than $1 million of previously capitalized debt issuance costs. The loss was recorded in gain (loss) on extinguishment of debt in the consolidated statements of operations.

The remaining 10% Convertible Senior Notes are convertible by holders at any time and from time to time into shares of Level 3 common stock at a conversion price of $3.60 per share (subject to adjustment in certain events). This is equivalent to a conversion rate of approximately 277.77 shares per $1,000 principal amount of notes. In addition, holders of the 10% Convertible Senior Notes will have the right to require the Company to repurchase the notes upon the occurrence of a change in control, as defined, at a price of 100% of the principal amount of the notes plus accrued interest and a make whole premium.

On or after May 1, 2009, Level 3, at its option, may redeem for cash all or a portion of the notes. The 10% Convertible Senior Notes are subject to redemption at the option of Level 3, in whole or in part, at any time or from time to time, on not more than sixty nor less than thirty days' notice, on or after May 1, 2009, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning May 1, of the years indicated below:

Year	Redemption Price
2009	103.330%
2010 and thereafter	101.670%

(11) Long-Term Debt (Continued)

Debt issuance costs of $3 million were originally capitalized and are being amortized to interest expense over the term of the 10% Convertible Senior Notes. As a result of amortization and exchanges, the capitalized debt issuance costs have been reduced to less than $1 million at December 31, 2008.

3.5% Convertible Senior Notes due 2012

On June 13, 2006 Level 3 Communications, Inc. received $326 million of net proceeds, after giving effect to offering expenses, from a public offering of $335 million aggregate principal amount of its 3.5% Convertible Senior Notes due 2012 ("3.5% Convertible Senior Notes"). The 3.5% Convertible Senior Notes were priced at 100% of the principal amount. The notes are senior unsecured obligations of the Company, ranking equal in right of payment with all the Company's existing and future unsubordinated indebtedness. The 3.5% Convertible Senior Notes will mature on June 15, 2012. Interest on the notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2006. The 3.5% Convertible Senior Notes contain limited covenants which restrict additional liens on assets of the Company.

In October 2008, the Company completed the exchange of $9 million in aggregate principal amount of its 3.5% Convertible Senior Notes for a total of 3 million shares of Level 3's common stock. The shares of the Company's common stock issued pursuant to this exchange was exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended. This transaction was considered to be an induced conversion in accordance with SFAS No. 84 and as a result, the Company recorded a non-cash loss in the fourth quarter of 2008 on the exchange of the 3.5% Convertible Senior Notes of $2 million, consisting of approximately $2 million of debt conversion expense and less than $1 million of previously capitalized debt issuance costs. The loss was recorded in gain (loss) on extinguishment of debt in the consolidated statements of operations.

The remaining 3.5% Convertible Senior Notes will be convertible by holders at any time before the close of business on June 15, 2012 into shares of Level 3's common stock at a conversion price of $5.46 per share (subject to adjustment in certain events). This is equivalent to a conversion rate of approximately 183.1502 shares of common stock per $1,000 principal amount of these notes. Upon conversion, the Company will have the right to deliver cash in lieu of shares of its common stock, or a combination of cash and shares of common stock. In addition, holders of the 3.5% Convertible Senior Notes will have the right to require the Company to repurchase the notes upon the occurrence of a change in control, as defined, at a price of 100% of the principal amount of the notes plus accrued interest. In addition, if a holder elects to convert its notes in connection with certain changes in control, Level 3 could be required to pay a make whole premium by increasing the number of shares deliverable upon conversion of the notes.

The 3.5% Convertible Senior Notes are subject to redemption at the option of Level 3, in whole or in part, at any time or from time to time, on not more than 60 nor less than 30 days' notice, on or after June 15, 2010, plus accrued and unpaid interest thereon (if any) to the redemption date, if redeemed during the twelve months beginning June 15, of the years indicated below:

Year	Redemption Price
2010	101.17%
2011	100.58%

(11) Long-Term Debt (Continued)

Debt issuance costs of $9 million were originally capitalized and are being amortized to interest expense over the term of the 3.5% Convertible Senior Notes. As a result of amortization and the exchange, the capitalized debt issuance costs have been reduced to approximately $6 million at December 31, 2008.

15% Convertible Senior Notes Due 2013

On December 24, 2008 the Company received gross proceeds of $373.8 million and on December 31, 2008 the Company received gross proceeds of $26.2 million from the issuance of its $400 million 15% Convertible Senior Notes due 2013 ("15% Convertible Senior Notes"). Accrued but unpaid debt issuance costs are expected to be approximately $3 million and are being amortized to interest expense over the term of the 15% Convertible Senior Notes. The proceeds from this issuance were primarily used to repurchase, through tender offers, a portion of the Company's 6% Convertible Subordinated Notes due 2009, 6% Convertible Subordinated Notes due 2010 and 2.875% Convertible Senior Notes due 2010. The 15% Convertible Senior Notes were priced at 100% of the principal amount. The 15% Convertible Senior Notes are unsecured and unsubordinated obligations and will rank equally with all the Company's existing and future unsecured and unsubordinated indebtedness. The 15% Convertible Senior Notes will mature on January 15, 2013. Interest on the notes will accrue from the date of original issuance at a rate of 15% per year and will be payable on January 15 and July 15 of each year, beginning on January 15, 2009. The 15% Convertible Senior Notes contain limited covenants which restrict additional liens on assets of the Company.

The 15% Convertible Senior Notes are convertible by holders into shares of the Company's common stock at an initial conversion price of $1.80 per share (which is equivalent to a conversion rate of 555.5556 shares of common stock per $1,000 principal amount of the 15% Convertible Senior Notes), subject to adjustment upon certain events, at any time before the close of business on January 15, 2013. If at any time following the date of original issuance of the 15% Convertible Senior Notes and prior to the close of business on January 15, 2013 the closing per share sale price of the Company's common stock exceeds 222.2% of the conversion price then in effect for at least 20 trading days within any 30 consecutive trading day period, the 15% Convertible Senior Notes will automatically convert into shares of Level 3 common stock, plus accrued and unpaid interest (if any) to, but excluding the automatic conversion date, which date will be designated by the Company following such automatic conversion event.

Holders of the 15% Convertible Senior Notes may require the Company to repurchase all or any part of their notes upon the occurrence of a designated event at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the repurchase date, if any.

In addition, if a holder elects to convert its 15% Convertible Senior Notes in connection with certain changes in control, the Company could be required to pay a make-whole premium by increasing the number of shares deliverable upon conversion of such notes. Any make whole premium will have the effect of increasing the number of shares due to holders of the 15% Convertible Senior Notes upon conversion.

9% Convertible Senior Discount Notes due 2013

In October 2003, Level 3 Communications, Inc. issued $295 million aggregate principal amount at maturity of 9% Convertible Senior Discount Notes due 2013. Interest on the 9% Convertible Senior

(11) Long-Term Debt (Continued)

Discount Notes accretes at a rate of 9% per annum, compounded semiannually, to an aggregate principal amount of $295 million by October 15, 2007. Cash interest did not accrue on the 9% Convertible Senior Discount Notes prior to October 15, 2007. Commencing October 15, 2007, interest on the 9% Convertible Senior Discount Notes accrues at the rate of 9% per annum and is payable in cash semiannually in arrears. Accreted interest expense of $20 million for the year ended December 31, 2007 on the 9% Convertible Senior Discount Notes due 2013 was added to long-term debt.

The 9% Convertible Senior Discount Notes are convertible into shares of the Company's common stock at a conversion rate of $9.99 per share, subject to certain adjustments. On or after October 15, 2008, the Company, at its option, may redeem for cash all or a portion of the notes. The Company may exercise this option only if the current market price for at least 20 trading days within any 30 consecutive trading day period exceeds 140% of the conversion price on October 15, 2008. This amount will be decreased to 130% and 120% on October 15, 2008 and 2010, respectively, if the initial holders sell greater than 33.33% of the notes. The Company is also obligated to pay the holders of the redeemed notes a cash amount equal to the present value of all remaining scheduled interest payments.

The 9% Convertible Senior Discount Notes are subject to conversion into common stock at the option of the holder, in whole or in part, at any time or from time to time at a conversion rate of 100.09 shares per $1,000 of face value of the debt plus accrued and unpaid interest thereon to the conversion date.

These notes are senior unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior unsecured indebtedness of Level 3 Communications, Inc.

6% Convertible Subordinated Notes due 2009

In September 1999, the Company received $798 million of proceeds, after transaction costs, from an offering of $823 million aggregate principal amount of its 6% Convertible Subordinated Notes Due 2009 ("Subordinated Notes 2009"). The Subordinated Notes 2009 are unsecured and subordinated to all existing and future senior indebtedness of the Company. Interest on the Subordinated Notes 2009 accrues at 6% per year and is payable each year in cash on March 15 and September 15. The principal amount of the Subordinated Notes 2009 will be due on September 15, 2009.

In September 2008, in various transactions, the Company repurchased $39 million aggregate principal amount of its Subordinated Notes 2009 at discounts to the principal amount and recognized a net gain on extinguishment of debt of $1 million. Unamortized debt issuance costs totaled less than $1 million and accrued interest paid at the time of repurchase totaled less than $1 million.

In October 2008, the Company completed the exchange of $18 million in aggregate principal amount of its Subordinated Notes 2009 for a total of 10 million shares of Level 3's common stock. The shares of the Company's common stock issued pursuant to these exchanges were exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended. These transactions were considered to be induced conversions in accordance with SFAS No. 84 and as a result, the Company recorded a non-cash loss in the fourth quarter of 2008 on the exchange of the Subordinated Notes 2009 of $14 million, consisting of approximately $14 million of debt conversion expense and less than $1 million of previously capitalized debt issuance costs. The loss was recorded in gain (loss) on extinguishment of debt in the consolidated statements of operations.

(11) Long-Term Debt (Continued)

In December 2008, the Company repurchased using $114 million in cash, through tender offers, $124 million aggregate principal amount of Subordinated Notes 2009 at a price equal to $920 per $1,000 principal amount of the notes and recognized a gain on the extinguishment of debt of approximately $9 million. The gain consisted of a $10 million cash gain, which was partially offset by $1 million in unamortized debt issuance costs. Accrued interest paid at the time of repurchase totaled $2 million. The gain was recorded in gain (loss) on extinguishment of debt in the consolidated statements of operations.

The remaining Subordinated Notes 2009 may be converted into shares of common stock of the Company at any time prior to maturity, unless previously redeemed, repurchased or the Company has caused the conversion rights to expire. The conversion rate is 15.3401 shares per each $1,000 principal amount of Subordinated Notes 2009, subject to adjustment in certain circumstances. On or after September 15, 2002, the Company, at its option, may cause the conversion rights to expire. The Company may exercise this option only if the current market price exceeds approximately $91.27 (which represents 140% of the conversion price) for 20 trading days within any period of 30 consecutive trading days including the last day of that period.

Debt issuance costs of $25 million were originally capitalized and are being amortized to interest expense over the term of the Subordinated Notes 2009. As a result of amortization, exchanges and repurchases the capitalized debt issuance costs have been reduced to $1 million at December 31, 2008.

6% Convertible Subordinated Notes due 2010

In February 2000, Level 3 Communications, Inc. received $836 million of net proceeds, after transaction costs, from a public offering of $863 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010 ("Subordinated Notes 2010"). The Subordinated Notes 2010 are unsecured and subordinated to all existing and future senior indebtedness of the Company. Interest on the Subordinated Notes 2010 accrues at 6% per year and is payable semi-annually in cash on March 15 and September 15 beginning September 15, 2000. The principal amount of the Subordinated Notes 2010 will be due on March 15, 2010.

In December 2008, in connection with the issuance of the $400 million of 15% Convertible Senior Notes due 2013, the Company repurchased using $121 million in cash, through tender offers, $173 million aggregate principal amount of Subordinated Notes 2010 at a price equal to $700 per $1,000 principal amount of the notes and recognized a gain on the extinguishment of debt of approximately $51 million. The gain consisted of a $52 million cash gain, which was partially offset by $1 million in unamortized debt issuance costs. Accrued interest paid at the time of repurchase totaled $3 million. The gain was recorded in gain (loss) on extinguishment of debt in the consolidated statements of operations.

In September 2008, the Company repurchased $32 million aggregate principal amount of Subordinated Notes 2010 at a discount to the principal amount and recognized a net gain on extinguishment of debt of $2 million. Unamortized debt issuance costs totaled less than $1 million and accrued interest paid at the time of repurchase totaled $1 million.

The remaining Subordinated Notes 2010 may be converted into shares of common stock of Level 3 Communications, Inc. at any time prior to the close of business on the business day immediately preceding maturity, unless previously redeemed, repurchased or Level 3 Communications, Inc. has

(11) Long-Term Debt (Continued)

caused the conversion rights to expire. The conversion rate is 7.416 shares per each $1,000 principal amount of Subordinated Notes 2010, subject to adjustment in certain events.

On or after March 18, 2003, the Company, at its option, may cause the conversion rights to expire. The Company may exercise this option only if the current market price exceeds approximately $188.78 (which represents 140% of the conversion price) for at least 20 trading days within any period of 30 consecutive trading days, including the last trading day of that period.

Debt issuance costs of $27 million were originally capitalized and are being amortized to interest expense over the term of the Subordinated Notes. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to $1 million at December 31, 2008.

Commercial Mortgage

In the third quarter of 2005, the HQ Realty, Inc., a wholly owned subsidiary of the Company, completed a refinancing of the mortgage on the Company's corporate headquarters. On September 27, 2005, HQ Realty, Inc. entered into a $70 million loan at an initial fixed rate of 6.86% through 2010, the anticipated repayment date as defined in the loan agreement ("Commercial Mortgage"). The term of the Commercial Mortgage may be extended to a final maturity date of October 1, 2015 at the election of HQ Realty, Inc. If the term is extended, after 2010 through maturity in 2015, the interest rate will adjust to the greater of 9.86% or the five year U.S. Treasury rate plus 300 basis points. HQ Realty, Inc. received $66 million of net proceeds after transaction costs and has deposited $1 million into restricted cash accounts as of December 31, 2008, for future facility improvements and property taxes. HQ Realty, Inc. was required to make interest only payments in the first year and began making monthly principal payments in the second year based on a 30-year amortization schedule.

Debt issuance costs of $1 million were capitalized and are being amortized as interest expense over the term of the Commercial Mortgage. As a result of amortization, the capitalized debt issuance costs have been reduced to less than $1 million at December 31, 2008.

The assets of HQ Realty, Inc. are not available to satisfy any third party obligations other than those of HQ Realty, Inc. In addition, the assets of the Company and its subsidiaries other than HQ Realty, Inc. are not available to satisfy the obligations of HQ Realty, Inc.

Capital Leases

The Company leases certain dark fiber facilities and metro fiber under noncancelable IRU agreements that are accounted for as capital leases. All of these capital leases were assumed by the Company through its previous acquisitions. Interest rates on capital leases approximate 8% on average as of December 31, 2008. Depreciation expense related to assets under capital leases is included in depreciation and amortization expense.

Covenant Compliance

At December 31, 2008 and 2007, the Company was in compliance with the covenants on all outstanding debt issuances.

(11) Long-Term Debt (Continued)

Long-Term Debt Maturities:

Aggregate future maturities of long-term debt and capital leases (excluding issue discounts, premiums and fair value adjustments) were as follows as of December 31, 2008 (in millions):

2009	$ 186
2010	583
2011	569
2012	328
2013	1,247
Thereafter	3,673
	$6,586

(12) Employee Benefit Plans

The Company records non-cash compensation expense for its outperform stock appreciation rights that it refers to as Outperform Stock Options ("OSO"), restricted stock units and shares, 401(k) matching contributions and discretionary 401(k) contributions. Total non-cash compensation expense related to these equity awards was $78 million in 2008, $122 million in 2007 and $84 million in 2006. Included in discontinued operations for 2006 is non-cash compensation of $2 million.

The following table summarizes non-cash compensation expense and capitalized non-cash compensation for each of the three years ended December 31, 2008 (in millions):

	2008	2007	2006
OSO	$13	$ 35	$38
Restricted Stock	36	42	20
401(k) Match Expense	30	30	18
401(k) Discretionary Grant Plan	—	16	12
	79	123	88
Capitalized Noncash Compensation	(1)	(1)	(2)
	78	122	86
Discontinued Operations	—	—	(2)
	$78	$122	$84

OSO units and restricted stock units and shares are granted under the Company's 1995 Stock Plan, as amended, which term extends through September 25, 2010. The Company's 1995 Stock Plan, as amended, provides for accelerated vesting of stock awards upon retirement if an employee meets certain age and years of service requirements and certain other requirements. Under SFAS No. 123R, if an employee meets the age and years of service requirements under the accelerated vesting provision, the award would be expensed at grant or expensed over the period from the grant date to the date the employee meets the requirements, even if the employee has not actually retired. The Company recognized non-cash compensation expense for employees that met the age and years of service requirements for accelerated vesting at retirement of $7 million in 2008, $11 million in 2007 and zero in 2006.

(12) Employee Benefit Plans (Continued)

Outperform Stock Options

During the second quarter of 2006, the October 2005 and January 2006 grants of Outperform Stock Option ("OSO") units were revalued using May 15, 2006 as the grant date, as there had not been stockholder approval of those awards prior to that date, which was deemed necessary for determination of the grant date for those awards under SFAS No. 123R, and resulted in an additional $6 million in non-cash compensation expense.

The Company's OSO program was designed so that the Company's stockholders would receive a market return on their investment before OSO holders receive any return on their options. The Company believes that the OSO program directly aligns management's and stockholders' interests by basing stock option value on the Company's ability to outperform the market in general, as measured by the Standard & Poor's ("S&P") 500 Index. Participants in the OSO program do not realize any value from awards unless the Company's common stock price outperforms the S&P 500® Index during the life of the grant. When the stock price gain is greater than the corresponding gain on the S&P 500® Index (or less than the corresponding loss on the S&P 500® Index for grants awarded before September 30, 2005), the value received for awards under the OSO plan is based on a formula involving a multiplier related to the level by which the Company's common stock outperforms the S&P 500® Index. To the extent that Level 3's common stock outperforms the S&P 500 Index, the value of OSO units to a holder may exceed the value of nonqualified stock options.

The initial strike price, as determined on the day prior to the OSO grant date, is adjusted over time (the "Adjusted Strike Price"), until the exercise date. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500® Index from the date of grant to the date of exercise. The value of the OSO increases for increasing levels of outperformance. OSO units have a multiplier range from zero to four depending upon the performance of Level 3 common stock relative to the S&P 500® Index as shown in the following table.

If Level 3 Stock Outperforms the S&P 500® Index by:	Then the Pre-multiplier Gain Is Multiplied by a Success Multiplier of:
0% or Less	0.00
More than 0% but Less than 11%	Outperformance percentage multiplied by 4/11
11% or More	4.00

The Pre-multiplier gain is the Level 3 common stock price minus the Adjusted Strike Price on the date of exercise.

Upon exercise of an OSO, the Company shall deliver or pay to the grantee the difference between the Fair Market Value of a share of Level 3 common stock as of the day prior to the exercise date, less the Adjusted Strike Price (the "Exercise Consideration"). The Exercise Consideration may be paid in cash, Level 3 common stock or any combination of cash or Level 3 common stock at the Company's discretion. The number of shares of Level 3 common stock to be delivered by the Company to the grantee is determined by dividing the Exercise Consideration to be paid in Level 3 common stock by the Fair Market Value of a share of Level 3 common stock as of the date prior to the exercise date. Fair Market Value is defined in the OSO agreement, but is currently the closing price per share of Level 3 common stock on the NASDAQ exchange. Exercise of the OSO units does not require any cash outlay by the employee.

(12) Employee Benefit Plans (Continued)

Prior to March 31, 2007, OSO awards vested over 2 years and had a 4-year life. Fifty percent of the awards vested at the end of the first year after grant, with the remaining 50% vested over the second year (12.5% per quarter). As part of a comprehensive review of its long-term compensation program completed in the first quarter of 2007, beginning with awards made on or after April 1, 2007, OSO units are awarded monthly to employees in mid-management level and higher positions, have a three year life, vest 100% and fully settle on the third anniversary of the date of the award and are valued as of the first day of each month. Recipients have no discretion on the timing to exercise OSO units granted on or after April 1, 2007, thus the expected life of all such OSO units is three years.

As of December 31, 2008, there was $20 million of unamortized compensation expense related to granted OSO units. The weighted average period over which this cost will be recognized is 1.94 years.

The fair value of the OSO units granted is calculated by applying a modified Black-Scholes model with the assumptions identified below. The Company utilized a modified Black-Scholes model due to the additional variables required to calculate the effect of the success multiplier of the OSO program. The Company believes that given the relative short life of the options and the other variables used in the model, the modified Black-Scholes model provides a reasonable estimate of the fair value of the OSO units at the time of grant.

	Year Ended December 31,		
	2008	2007	2006
S&P 500 Expected Dividend Yield Rate	2.00%	1.78%	1.78%
Expected Life	3 years	3 years	3.4 years
S&P 500 Expected Volatility Rate	13%	12%	12%
Level 3 Common Stock Expected Volatility Rate	56%	55%	55%
Expected S&P 500 Correlation Factor	.32	.28	.28
Calculated Theoretical Value	147%	146%	153%
Estimated Forfeiture Rate	11.87%	11.88%	10.19%

The fair value of each OSO grant equals the calculated theoretical value multiplied by the Level 3 common stock price on the grant date.

The expected life data was stratified based on levels of responsibility within the Company. The theoretical value used in 2006 was determined using the weighted average exercise behavior for these groups of employees. As described above, recipients have no discretion on the timing to exercise OSO units granted on or after April 1, 2007, thus the expected life of all such OSO units is three years. Volatility assumptions were derived using historical data as well as current market data.

The fair value for OSO units awarded to participants during the years ended December 31, 2008, 2007 and 2006 was approximately $18 million, $32 million and $50 million, respectively.

(12) Employee Benefit Plans (Continued)

Transactions involving OSO units awarded are summarized in the table below. The Option Price Per Unit identified in the table below represents the initial strike price, as determined on the day prior to the OSO grant date for those grants.

	Units	Initial Strike Price Per Unit	Weighted Average Initial Strike Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
				(in millions)	
Balance December 31, 2005	14,245,976	$2.03 - $6.66	$3.34	$ 9.3	2.34 years
Options granted	8,092,915	2.87 - 5.39	4.49		
Options cancelled	(1,101,849)	2.03 - 6.66	3.71		
Options expired	(3,010,367)	2.03 - 6.66	3.62		
Options exercised	(2,941,180)	2.03 - 4.44	2.97		
Balance December 31, 2006	15,285,495	$2.03 - $6.66	3.93	82.7	2.54 years
Options granted	4,818,069	3.03 - 6.10	5.25		
Options cancelled	(631,603)	2.03 - 6.66	5.08		
Options expired	(1,767,687)	2.03 - 6.66	5.37		
Options exercised	(1,999,717)	2.03 - 5.39	2.87		
Balance December 31, 2007	15,704,557	$2.03 - $6.10	4.27	2.4	2.04 years
Options granted	4,592,809	0.94 - 3.44	2.70		
Options cancelled	(1,552,070)	1.05 - 6.10	4.65		
Options expired	(2,228,545)	2.03 - 6.10	3.97		
Options exercised	(709,483)	2.03 - 3.39	2.42		
Balance December 31, 2008	15,807,268	$0.94 - $6.10	$3.90	$ —	1.56 years
Options exercisable ("vested"):					
December 31, 2006	7,903,200	$2.03 - $6.66	$3.48		
December 31, 2007	9,821,827	$2.03 - $5.70	$3.72		
December 31, 2008	7,962,066	$2.03 - $5.39	$3.95	$ —	1.11 years

	OSO units Outstanding at December 31, 2008			OSO units Exercisable at December 31, 2008	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (years)	Weighed Average Initial Strike Price	Number Exercisable	Weighted Average Initial Strike Price
$0.94 - $1.05	741,335	2.87	$1.00	—	$ —
2.03 - 3.04	5,203,042	1.46	2.58	2,836,847	2.47
3.36 - 4.65	4,216,088	1.59	3.85	2,200,792	4.08
5.18 - 6.10	5,646,803	1.45	5.53	2,924,427	5.29
	15,807,268	1.56	$3.90	7,962,066	$3.95

In the table above, the weighted average initial strike price represents the values used to calculate the theoretical value of OSO units on the grant date and the intrinsic value represents the value of OSO units that have outperformed the S&P 500® Index as of December 31, 2008.

(12) Employee Benefit Plans (Continued)

The total realized value of OSO units exercised was $2 million, $19 million and $20 million for the years ended December 31, 2008, 2007 and 2006, respectively. The Company issued approximately 466,000, 3.2 million and 3.8 million shares of Level 3 common stock upon the exercise of OSO units for the years ended December 31, 2008, 2007 and 2006, respectively. The number of shares of Level 3 stock issued upon exercise of an OSO unit varies based upon the relative performance of Level 3's stock price and the S&P 500® Index between the initial grant date and exercise date of the OSO unit.

As of December 31, 2008, based on the Level 3 common stock price and post-multiplier values, the Company was not obligated to issue any shares for vested and exercisable OSO units as the Company's common stock price did not outperform the S&P 500® Index.

Restricted Stock and Units

Restricted stock units and shares are granted to the recipients at no cost. Restrictions on transfer lapse over one to four year periods. The fair value of restricted stock units and shares awarded totaled $43 million, $68 million and $27 million, for the years ended December 31, 2008, 2007 and 2006, respectively. The fair value of these awards was calculated using the value of the Level 3 common stock on the grant date and are being amortized over the periods in which the restrictions lapse. As of December 31, 2008, unamortized compensation cost related to nonvested restricted stock and restricted stock units was $34 million and the weighted average period over which this cost will be recognized is 2.66 years.

The changes in restricted stock and restricted stock units are shown in the following table:

	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2005	23,376,843	$2.06
Stock and units granted	5,874,765	4.65
Lapse of restrictions	(7,225,744)	2.13
Stock and units forfeited	(2,575,137)	2.45
Nonvested at December 31, 2006	19,450,727	2.76
Stock and units granted	11,992,520	5.67
Lapse of restrictions	(6,997,946)	2.71
Stock and units forfeited	(2,173,989)	4.20
Nonvested at December 31, 2007	22,271,312	4.20
Stock and units granted	17,627,904	2.43
Lapse of restrictions	(9,701,473)	3.57
Stock and units forfeited	(4,063,944)	4.08
Nonvested at December 31, 2008	26,133,799	$3.26

The total fair value of restricted stock and restricted stock units whose restrictions lapsed in the years ended December 31, 2008, 2007 and 2006 was $35 million, $19 million and $15 million, respectively.

(12) Employee Benefit Plans (Continued)

Warrants

As of December 31, 2008, there were approximately 15.3 million warrants outstanding ranging in exercise price from $4.00 to $29.00, all of which were fully vested and for which compensation expense had been fully recognized in the consolidated statements of operations. The weighted average exercise price of these warrants was $7.22 as of December 31, 2008.

In connection with the acquisition of Broadwing, approximately 4 million previously issued Broadwing warrants were converted into warrants to purchase approximately 5 million shares of Level 3 common stock at a weighted average exercise price of $5.76 per share of Level 3 common stock. In 2007, approximately 3 million of the Broadwing warrants were exercised to purchase approximately 4 million shares of Level 3 common stock and resulted in proceeds to the Company totaling approximately $23 million. As of December 31, 2007 and 2008, warrants to purchase approximately 1 million shares of Level 3 common stock remained outstanding. The weighted average exercise price of these warrants was $5.38 as of December 31, 2008.

401(k) Plan

The Company and its subsidiaries offer their qualified employees the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code ("401(k) Plan"). Each employee is eligible to contribute, on a tax deferred basis, a portion of annual earnings generally not to exceed $15,500 in 2008. The Company matches 100% of employee contributions up to 7% of eligible earnings or applicable regulatory limits. Effective March 6, 2009, the Company is reducing its match to 100% of employee contributions up to 3% of eligible earnings or applicable regulatory limits.

The Company's matching contributions are made with Level 3 common stock based on the closing stock price on each pay date. The Company's matching contributions are made through units in the Level 3 Stock Fund, which represent shares of Level 3 common stock. The Level 3 Stock Fund is the mechanism that is used for Level 3 to make employer matching and other contributions to employees through the Level 3 401(k) plan. Employees are not able to purchase units in the Level 3 Stock Fund. Employees are able to diversify the Company's matching contribution as soon as it is made, even if they are not fully vested. The Company's matching contributions will vest ratably over the first three years of service or over such shorter period until the employee has completed three years of service at such time the employee is then 100% vested in all Company matching contributions, including future contributions. The Company made 401(k) Plan matching contributions of $30 million, $30 million and $18 million for the years ended December 31, 2008, 2007 and 2006, respectively. The Company's matching contributions are recorded as non-cash compensation and included in selling, general and administrative expenses.

The Company made a discretionary contribution to the 401(k) plan in Level 3 common stock for the years ended December 31, 2007 and 2006 equal to three percent of eligible employees' earnings each year. The 2007 and 2006 deposits were made into the employees' 401(k) accounts during the first quarter of the subsequent year. Level 3 recorded an expense of $16 million in 2007 and $11 million in 2006 for the discretionary contribution. The Company did not make a discretionary contribution to the 401(k) plan for the year ended December 31, 2008.

(13) Income Taxes

An analysis of the income tax benefit (provision) attributable to loss from continuing operations before income taxes for each of the years in the three year period ended December 31, 2008 follows:

	2008	2007	2006
	(dollars in millions)		
Current:			
United States federal	$ 1	$—	$—
State	(7)	(3)	—
Foreign	—	2	(2)
	(6)	(1)	(2)
Deferred, net of changes in valuation allowances:			
United States federal	—	—	—
State	—	23	—
Foreign	—	—	—
Income tax benefit (provision)	$(6)	$22	$(2)

The United States and foreign components of income (loss) from continuing operations before income taxes follows:

	2008	2007	2006
	(dollars in millions)		
United States	$(188)	$(1,016)	$(710)
Foreign	(96)	(120)	(78)
	$(284)	$(1,136)	$(788)

A reconciliation of the actual income tax benefit (provision) and the tax computed by applying the U.S. federal rate (35%) to the loss from continuing operations before income taxes for each of the three years ended December 31, 2008 follows:

	2008	2007	2006
	(dollars in millions)		
Computed tax benefit at statutory rate	$100	$ 397	$ 276
State income tax benefit	9	39	26
Stock option plan exercises	(4)	8	3
Disallowance of losses on extinguishments of debt	(15)	(62)	(3)
Other, net	(3)	(9)	—
Change in valuation allowance	(93)	(351)	(304)
Income tax benefit (provision)	$ (6)	$ 22	$ (2)

(13) Income Taxes (Continued)

The components of the net deferred tax assets (liabilities) as of December 31, 2008 and 2007 were as follows:

	2008	2007
	(dollars in millions)	
Deferred Tax Assets:		
Fixed assets and intangible assets	$ 171	$ 59
Accrued payroll and related benefits	80	41
State tax credit carry forwards	23	23
Investment in securities	—	25
Investment in joint ventures	82	94
Unutilized tax net operating loss carry forwards	1,790	3,690
Accrued liabilities and deferred revenue	—	11
Other assets or liabilities	—	6
Total Deferred Tax Assets	2,146	3,949
Deferred Tax Liabilities:		
Accrued liabilities and deferred revenue	(69)	—
Total Deferred Tax Liabilities	(69)	—
Net Deferred Tax Assets before valuation allowance	2,077	3,949
Valuation Allowance	(2,054)	(3,926)
Net Non-Current Deferred Tax Asset after Valuation Allowance	$ 23	$ 23

As of December 31, 2008, the Company had net operating loss carry forwards of approximately $4.7 billion for federal income tax purposes. Under the rules prescribed by U.S. Internal Revenue Code ("IRC") Section 382 and applicable regulations, if certain transactions occur with respect to an entity's capital stock that result in a cumulative ownership shift of more than 50 percentage points by 5-percent stockholders over a testing period, annual limitations are imposed with respect to the entity's ability to utilize its net operating loss carry forwards and certain current deductions against any taxable income the entity achieves in future periods. The Company had entered into transactions over the testing period resulting in significant cumulative shifts in the ownership of its capital stock which alone would not have resulted in an ownership change under IRC Section 382. However, when the Company's actions are coupled with the trading activity in the Company's common stock throughout 2008 by third-party market participants, the Company believes that in 2008 the Company experienced a cumulative ownership change of more than 50 percentage points by 5-percent stockholders during the applicable testing period. Prior to the ownership change, the Company had net operating loss carry forwards of $9.7 billion. The Company believes that the limitation of its net operating loss carry forwards will not have a near term effect on its consolidated results of operations and financial position. Additional transactions could cause the Company to incur a subsequent 50 percentage point ownership change by 5-percent stockholders and, if the Company triggers the above-noted IRC imposed limitations, could further limit it from fully utilizing the remaining net operating loss carry forwards and certain current deductions to reduce income taxes.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax

(13) Income Taxes (Continued)

planning strategies in making this assessment. A valuation allowance has been recorded against deferred tax assets, as the Company has concluded that under relevant accounting standards it is not more likely than not that the deferred tax assets are realizable.

The valuation allowance for deferred tax assets was approximately $2.0 billion as of December 31, 2008 and approximately $3.9 billion as of December 31, 2007. The net change in the valuation allowance for the year ended December 31, 2008 was approximately $1.9 billion. A significant portion of the change in valuation allowance is attributable to the IRC Section 382 limitation. This limitation reduced the deferred tax asset for unutilized net operating loss carry forwards and associated valuation allowance, by approximately $2.1 billion during 2008. This reduction in valuation allowance was partially offset by the valuation allowance recorded for additional deferred tax assets, for the portion of the 2008 net operating losses not subject to the IRC Section 382 limitation, and other changes in deferred tax assets.

The U.S. federal tax loss carry forwards expire through 2028 and are subject to examination by the tax authorities until three years after the carry forwards are utilized. The U.S. federal tax loss carry forwards expire as follows (dollars in millions):

Expiring December 31	Amount
2024	$ 536
2025	1,175
2026	987
2027	1,539
2028	438
	$4,675

The Company has approximately $95 million of tax loss carry forwards for controlled foreign corporations at December 31, 2008, the majority of which have no expiration period. In addition, the Company has approximately $128 million of state tax loss carry forwards with various expiration periods through 2028.

The majority of the Company's foreign assets and operations are owned by entities that have elected to be treated for U.S. tax purposes as unincorporated branches of a U.S. holding company and, as a result, the taxable income or loss and other tax attributes of such entities are included in the Company's U.S. federal consolidated income tax return. However, the Company has some foreign subsidiaries that have not so elected and therefore are treated for U.S. tax purposes as controlled foreign corporations. With respect to such controlled foreign corporations, as of December 31, 2008, the Company has no plans to repatriate undistributed earnings of such controlled foreign corporations as any earnings are deemed necessary to fund ongoing European operations and planned expansion. Undistributed earnings of such controlled foreign corporations that are permanently invested and for which no deferred taxes have been provided are immaterial as of December 31, 2008 and 2007.

The Company adopted the provisions of FIN No. 48 on January 1, 2007. The adoption of FIN No. 48 did not affect the Company's liability for uncertain tax positions. The Company's liability for uncertain tax positions totaled $16 million at December 31, 2008 and $18 million at December 31, 2007. These amounts also include the related accrued interest and penalties associated with the uncertain tax positions if applicable. The Company does not expect the liability for uncertain tax

(13) Income Taxes (Continued)

positions will change significantly during the twelve months ended December 31, 2009; however, actual changes in the liability for uncertain tax positions could be different than currently expected. A rollforward of the liability for uncertain tax positions follows:

(dollars in millions)	Amount
Balance as of December 31, 2007	$18
Gross increases—tax positions prior to 2008	3
Gross increases—during 2008	1
Gross decreases—tax positions prior to 2008	(6)
Balance as of December 31, 2008	$16

The Company, or at least one of its subsidiaries, files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003. The Internal Revenue Service and state and local taxing authorities reserve the right to audit any period where net operating loss carry forwards are available. During the third quarter of 2008, the Company and the Internal Revenue Service settled an income tax audit for years 1999 through 2001 in addition to 1996 interest issues resulting in a refund of $1 million to the Company. In addition, the Internal Revenue Service completed an examination of certain adjustments to the Company's U.S. income tax returns for 2002 resulting from final resolution of the 1999 through 2001 audit. The Company is currently under audit by taxing authorities in the United Kingdom for tax years 2002 through 2004 and in France for tax years 2005 through 2006.

The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense in its consolidated statements of operations. The Company's liability for uncertain tax positions includes approximately $10 million of accrued interest and penalties at December 31, 2008.

(14) Segment Information

SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" defines operating segments as components of an enterprise for which separate financial information is available and which is evaluated regularly by the Company's chief operating decision maker, or decision making group, in deciding how to allocate resources and assess performance. Operating segments are managed separately and represent separate strategic business units that offer different products and serve different markets. The Company's current reportable segments include: communications and coal mining (see Note 1). Other primarily includes corporate assets and overhead not attributable to a specific segment. In the third quarter of 2006, the Company exited the information services business as a result of the sale of Software Spectrum.

Adjusted EBITDA, as defined by the Company, is net income (loss) from the consolidated statements of operations before (1) gain (loss) from discontinued operations, (2) income taxes, (3) total other income (expense), (4) non-cash impairment charges included within restructuring and impairment charges, (5) depreciation and amortization and (6) non-cash stock compensation expense included within selling, general and administrative expenses on the consolidated statements of operations.

(14) Segment Information (Continued)

Adjusted EBITDA is not a measurement under GAAP and may not be used in the same way by other companies. Management believes that Adjusted EBITDA is an important part of the Company's internal reporting and is a key measure used by management to evaluate profitability and operating performance of the Company and to make resource allocation decisions. Management believes such measurement is especially important in a capital-intensive industry such as telecommunications. Management also uses Adjusted EBITDA to compare the Company's performance to that of its competitors and to eliminate certain non-cash and non-operating items in order to consistently measure from period to period its ability to fund capital expenditures, fund growth, service debt and determine bonuses.

Adjusted EBITDA excludes non-cash impairment charges and non-cash stock compensation expense because of the non-cash nature of these items. Adjusted EBITDA also excludes interest income, interest expense, income taxes and gain (loss) on extinguishment of debt because these items are associated with the Company's capitalization and tax structures. Adjusted EBITDA also excludes depreciation and amortization expense because these non-cash expenses reflect the effect of capital investments which management believes should be evaluated through cash flow measures. Adjusted EBITDA excludes the gain on sale of business groups and net other income (expense) because these items are not related to the primary operations of the Company.

There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similar performance measures whose calculations may differ from the Company's calculations. Additionally, this financial measure does not include certain significant items such as interest income, interest expense, income taxes, depreciation and amortization, non-cash impairment charges, non-cash stock compensation expense, gain (loss) on early extinguishment of debt, the gain on sale of business groups and net other income (expense). Adjusted EBITDA should not be considered a substitute for other measures of financial performance reported in accordance with GAAP.

The data presented in the following tables includes information for the years ended December 31, 2008, 2007 and 2006 for all statement of operations and cash flow information presented, and as of December 31, 2008 and 2007 for all balance sheet information presented. Information related to the acquired businesses is included from their respective acquisition dates. Revenue and the related expenses are attributed to countries based on where services are provided.

(14) Segment Information (Continued)

Segment information for the Company's Communications and Coal Mining businesses is summarized as follows (in millions):

	Year Ended December 31,		
	2008	2007	2006
Revenue from external customers:			
Communications	$4,226	$ 4,199	$3,311
Coal Mining	75	70	67
	$4,301	$ 4,269	$3,378
Adjusted EBITDA:			
Communications	$1,039	$ 823	$ 677
Coal Mining	$ 5	$ 5	$ 8
Other	$ (4)	$ (4)	$ (3)
Capital expenditures:			
Communications	$ 446	$ 631	$ 391
Coal Mining	3	2	1
	$ 449	$ 633	$ 392
Depreciation and amortization:			
Communications	$ 929	$ 935	$ 729
Coal Mining	2	7	1
	$ 931	$ 942	$ 730
Total assets:			
Communications	$9,509	$10,128	$9,849
Coal Mining	121	115	127
Other	8	11	18
	$9,638	$10,254	$9,994

The following is a summary of geographical information (in millions):

	Year Ended December 31,		
	2008	2007	2006
Revenue from external customers:			
North America	$3,975	$4,011	$3,188
Europe	326	258	190
	$4,301	$4,269	$3,378
Long-lived assets:			
North America	$6,244	$6,790	$6,450
Europe	718	818	747
	$6,962	$7,608	$7,197

(14) Segment Information (Continued)

The majority of North American revenue consists of services delivered within the United States. The majority of European revenue consists of services delivered within the United Kingdom, France and Germany. Revenue from transoceanic services is allocated to Europe.

The Company includes all non-current assets, except for goodwill, in its long-lived assets.

Communications revenue consists of:

1) Core Communications Services, which includes Core Network Services and Wholesale Voice Services;

   - Core Network Services includes revenue from transport and infrastructure, IP and data services, local and enterprise voice services and Level 3 Vyvx broadcast services.
   - Wholesale Voice Services includes revenue from long distance voice services, including domestic voice termination, international voice termination and toll free services.

2) Other Communications Services includes revenue from managed modem and its related reciprocal compensation services and SBC Contract Services, which includes revenue from the SBC Master Services Agreement, which was obtained in the acquisition of WilTel.

	Core Communications Services	Other Communications Services	Total
		(in millions)	
Communications Revenue			
2008			
North America	$3,534	$ 366	$3,900
Europe	326	—	326
	$3,860	$ 366	$4,226
2007			
North America	$3,366	$ 575	$3,941
Europe	256	2	258
	$3,622	$ 577	$4,199
2006			
North America	$1,787	$1,334	$3,121
Europe	186	4	190
	$1,973	$1,338	$3,311

(14) Segment Information (Continued)

The following information provides a reconciliation of Net Income (Loss) to Adjusted EBITDA by reportable segment, as defined by the Company, for the years ended December 31, 2008, 2007 and 2006 (in millions):

2008

	Communications	Coal Mining	Other
Net Income (Loss)	$ (294)	$ 3	$ 1
Income Tax Provision (Benefit)	4	—	2
Total Other (Income) Expense	322	—	(7)
Depreciation and Amortization Expense	929	2	—
Non-Cash Compensation Expense	78	—	—
Adjusted EBITDA	$1,039	$ 5	$(4)

2007

	Communications	Coal Mining	Other
Net Income (Loss)	$(1,113)	$(3)	$ 2
Income Tax Provision (Benefit)	(17)	1	(6)
Total Other (Income) Expense	895	—	—
Non-Cash Impairment Charge	1	—	—
Depreciation and Amortization Expense	935	7	—
Non-Cash Compensation Expense	122	—	—
Adjusted EBITDA	$ 823	$ 5	$(4)

2006

	Communications	Coal Mining	Other	Discontinued Information Services
Net Income (Loss)	$(800)	$ 7	$ 3	$ 46
Income from Discontinued Operations	—	—	—	(46)
Income Tax Provision (Benefit)	4	—	(2)	—
Total Other (Income) Expense	652	—	(4)	—
Non-Cash Impairment Charge	8	—	—	—
Depreciation and Amortization Expense	729	1	—	—
Non-Cash Compensation Expense	84	—	—	—
Adjusted EBITDA	$ 677	$ 8	$(3)	$ —

(15) Commitments, Contingencies and Other Items

In April 2002, Level 3 Communications, Inc., and two of its subsidiaries were named as defendants in *Bauer, et. al. v. Level 3 Communications, LLC, et al.*, a purported class action covering 22 states, filed in state court in Madison County, Illinois. In July 2001, Level 3 was named as a defendant in *Koyle, et. al. v. Level 3 Communications, Inc., et. al.*, a purported two state class action filed in the U.S. District Court for the District of Idaho. In November of 2005, the court granted class certification only for the state of Idaho. In September 2002, Level 3 Communications, LLC and Williams Communications, LLC were named as defendants in *Smith et. al. v. Sprint Communications Company, L.P., et al.*, a purported nationwide class action filed in the United States District Court for the Northern District of Illinois. In April 2005, the Smith plaintiffs filed a Fourth Amended Complaint which did not include Level 3 or Williams Communications, Inc. as a party, thus ending both companies' involvement in the Smith case. On February 17, 2005, Level 3 Communications, LLC and Williams Communications, LLC were named as defendants in *McDaniel, et. al., v. Qwest Communications Corporation, et al.*, a purported class action covering 10 states filed in the United States District Court for the Northern District of Illinois. All of these actions involve the companies' right to install its fiber optic cable network in easements and right-of-ways crossing the plaintiffs' land. In general, the companies obtained the rights to construct their networks from railroads, utilities, and others, and have installed their networks along the rights-of-way so granted. Plaintiffs in the purported class actions assert that they are the owners of lands over which the companies' fiber optic cable networks pass, and that the railroads, utilities, and others who granted the companies the right to construct and maintain their networks did not have the legal authority to do so. The complaints seek damages on theories of trespass, unjust enrichment and slander of title and property, as well as punitive damages. The companies have also received, and may in the future receive, claims and demands related to rights-of-way issues similar to the issues in these cases that may be based on similar or different legal theories.

The Company and its subsidiaries have negotiated a proposed nationwide class settlement affecting persons who own or owned land next to or near railroad rights of way. The United States District Court for the District of Massachusetts in *Kingsborough v. Sprint Communications Co. L.P.* has granted preliminary approval of the proposed settlement which, if finally approved, will resolve all of the pending actions. The proposed settlement will provide cash payments to class members based on various factors that include:

- the length of the right of way where the cable is installed;
- the state where the property is located; and
- how the railroad obtained its property rights.

The proposed settlement will also provide the Company and its subsidiaries with a permanent telecommunications easement, which gives them certain rights over the railroad right of way.

It is still too early for the Company to reach a conclusion as to the ultimate outcome of the proposed settlement of these actions. However, management believes that the Company and its subsidiaries have substantial defenses to the claims asserted in all of these actions (and any similar claims which may be named in the future), and intends to defend them vigorously if a satisfactory form of settlement is not ultimately approved. Additionally, management believes that any resulting liabilities for these actions, beyond amounts reserved, will not materially affect the Company's financial condition or future results of operations, but could affect future cash flows.

(15) Commitments, Contingencies and Other Items (Continued)

In February 2009, Level 3 Communications, Inc., certain of its current officers and a former officer were named as defendants in purported class action lawsuits filed in the United States District Court for the District of Colorado, which have been consolidated as *In re Level 3 Communications, Inc. Securities Litigation (Civil Case No. 09-cv-00200-PAB-CBS)*. The Plaintiffs in each complaint allege, in general, that throughout the purported class period of February 8, 2007 to October 23, 2007, the defendants failed to disclose material adverse facts about the Company's business and operations. Specifically, defendants failed to disclose or indicate the following: (1) that the Company's efforts to integrate the numerous acquired companies were not going well; (2) that, specifically, the Company was experiencing an increase in service activation times, which was negatively impacting the Company's service installation intervals and the rate of its revenue growth; *(3)* that the Company was also experiencing challenges in its service management processes that were resulting in longer response times to resolve customer's network service issues; (4) that steps taken by the Company to remedy the problems were not working and actually, further complicating the issues and making them worse; (5) that, as a result of the above, the Company did not have adequate provisioning capability to convert its increasing sales, or signed orders, into revenue generating service; (6) that the Company lacked adequate internal controls; and (7) that, as a result of the above, the statements made by the defendants during the purported class period lacked a reasonable basis. The complaints seek damages based on purported violations of Section 10(b) of the Securities Exchange Act of 1934, Securities and Exchange Commission Rule 10b-5 promulgated thereunder and Section 20(a) of the Securities Exchange Act of 1934.

It is too early for the Company to reach a conclusion as to the ultimate outcome of these actions. However, management believes that the Company has substantial defenses to the claims asserted in all of these actions (and any similar claims which may be named in the future), and intends to defend these actions vigorously.

The Company and its subsidiaries are parties to many other legal proceedings. Management believes that any resulting liabilities for these legal proceedings, beyond amounts reserved, will not materially affect the Company's financial condition or future results of operations, but could affect future cash flows.

Letters of Credit

It is customary in Level 3's industries to use various financial instruments in the normal course of business. These instruments include letters of credit. Letters of credit are conditional commitments issued on behalf of Level 3 in accordance with specified terms and conditions. As of December 31, 2008 and 2007, Level 3 had outstanding letters of credit of approximately $30 million and $36 million, respectively, which are collateralized by cash, which is reflected on the consolidated balance sheet as restricted cash. The Company does not believe it is practicable to estimate the fair value of the letters of credit and does not believe exposure to loss is likely nor material.

Operating Leases

The Company is leasing rights-of-way, facilities and other assets under various operating leases which, in addition to rental payments, may require payments for insurance, maintenance, property taxes and other executory costs related to the lease. Certain leases provide for adjustments in lease cost based upon adjustments in various price indexes and increases in the landlord's management costs.

(15) Commitments, Contingencies and Other Items (Continued)

The right-of-way agreements have various expiration dates through 2060. Payments under these right-of-way agreements were $112 million in 2008, $106 million in 2007 and $75 million in 2006.

The Company has obligations under non-cancelable operating leases for certain colocation and office facilities, including lease obligations for which facility related restructuring charges have been recorded. The lease agreements have various expiration dates through 2099. Rent expense, including common area maintenance, under non-cancelable lease agreements was $193 million in 2008, $190 million in 2007 and $132 million in 2006.

For those leases involving communications colocation and right-of-way agreements, the Company anticipates that it will renew these leases under option provisions contained in the lease agreements given the significant cost to relocate the Company's network and other facilities.

Future minimum payments for the next five years under network and related right-of-way agreements and non-cancelable operating leases for facilities consist of the following as of December 31, 2008 (in millions):

	Right-of-Way Agreements	Facilities	Total
2009	$ 110	$153	$ 263
2010	91	138	229
2011	83	121	204
2012	80	112	192
2013	78	97	175
Thereafter	733	261	994
Total	$1,175	$882	$2,057

Certain right of way agreements include provisions for increases in payments in future periods based on the rate of inflation as measured by various price indexes. The Company has not included estimates for these increases in future periods in the amounts included above.

Certain non-cancelable right of way agreements provide for automatic renewal on a periodic basis. Payments due under these agreements with automatic renewal options have been included in the table above for a period of 17 years from January 1, 2009, which approximates the economic remaining useful life of the Company's conduit. In addition, certain other right of way agreements are cancellable or can be terminated under certain conditions by the Company. The Company includes the payments under such cancelable right of way agreements in the table above for a period of 1 year from January 1, 2009, if the Company does not consider it likely that it will cancel the right of way agreement within the next year.

(16) Condensed Consolidating Financial Information

As discussed in Note 11, Level 3 Financing has issued senior notes as described below:

- In October 2003, Level 3 Financing issued $500 million of 10.75% Senior Notes due 2011. The 10.75% Senior Notes were registered with the Securities and Exchange Commission in 2005. The Company repurchased $497 million of the 10.75% notes in 2006.

(16) Condensed Consolidating Financial Information (Continued)

- In March 2006, Level 3 Financing issued $150 million of Floating Rate Senior Notes due 2011 and $250 million of 12.25% Senior Notes due 2013. The Company repurchased $144 million of the Floating Rate Senior Notes due 2011 in 2007.
- In April 2006, Level 3 Financing issued an additional $300 million of 12.25% Senior Notes due 2013.
- In October 2006, Level 3 Financing issued $600 million of 9.25% Senior Notes due 2014 and in December 2006 issued an additional $650 million of 9.25% Senior Notes due 2014.
- In February 2007, Level 3 Financing issued $700 million of 8.75% Senior Notes due 2017 and $300 million of Floating Rate Senior Notes due 2015.

The notes discussed above are unsecured obligations of Level 3 Financing; however, they are also jointly and severally and fully and unconditionally guaranteed on an unsecured senior basis by Level 3 Communications, Inc. and Level 3 Communications, LLC.

In addition, Level 3 Financing's 12.25% Senior Notes due 2013, Floating Rate Senior Notes due 2011 and 9.25% Senior Notes due 2014 are jointly and severally and fully and unconditionally guaranteed by Broadwing Financial Services, Inc., a wholly owned subsidiary of Level 3 Communications, Inc. As a result of this guarantee, the Company has included Broadwing Financial Services, Inc. in the condensed consolidating financial information below for the periods subsequent to the acquisition of Broadwing on January 3, 2007.

In conjunction with the registration of the 10.75% Senior Notes, Floating Rate Senior Notes due 2011, 12.25% Senior Notes due 2013, 9.25% Senior Notes due 2014, 8.75% Senior Notes due 2017 and Floating Rate Senior Notes due 2015 the accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10 "Financial statements of guarantors and affiliates whose securities collateralize an issue registered or being registered." The operating activities of the separate legal entities included in the Company's consolidated financial statements are interdependent. The accompanying condensed consolidating financial information presents the results of operations, financial position and cash flows of each legal entity and, on an aggregate basis, the other non-guarantor subsidiaries based on amounts incurred by such entities, and are not intended to present the operating results of those legal entities on a stand-alone basis.

Level 3 Communications, LLC leases equipment and certain facilities from other wholly owned subsidiaries of Level 3 Communications, Inc. These transactions are eliminated in the consolidated results of the Company.

The Condensed Consolidating Balance Sheet as of December 31, 2007 has been reclassified within the Level 3 Financing Inc. entity and Other Subsidiaries, to reflect the transfer between entities of the $37 million interest rate swap liability and to reclassify the liability from Other Assets, net to Other Liabilities. These changes did not have any effect on the Level 3 Consolidated Balance Sheet as of December 31, 2007 or affect the financial results for the year ended December 31, 2007.

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2008

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Subsidiaries	Eliminations	Total
			(dollars in millions)				
Revenue	$ —	$ —	$ 1,720	$—	$2,795	$ (214)	$4,301
Costs and Expenses:							
Cost of Revenue	—	—	684	—	1,328	(203)	1,809
Depreciation and Amortization	—	—	362	—	569	—	931
Selling, General and Administrative	1	—	1,243		272	(11)	1,505
Restructuring and Impairment Charges	—	—	25	—	—	—	25
Total Costs and Expenses	1	—	2,314	—	2,169	(214)	4,270
Operating Income (Loss)	(1)	—	(594)	—	626	—	31
Other Income (Expense):							
Interest Income	—	1	10	—	4	—	15
Interest Expense	(155)	(369)	—	(2)	(8)	—	(534)
Interest Income (Expense) Affiliates, net	787	1,103	(1,951)	—	61	—	—
Equity in Net Earnings (Losses) of Subsidiaries	(998)	(1,733)	527	—	—	2,204	—
Other Income (Expense), net	77	—	7	—	(120)	—	204
Other Income (Expense)	(289)	(998)	(1,407)	(2)	(177)	2,204	(315)
Income (Loss) from Operations	(290)	(998)	(2,001)	(2)	803	2,204	(284)
Income Tax Benefit (Expense)	—	—	(5)	—	(1)	—	(6)
Net Income (Loss)	$(290)	$ (998)	$(2,006)	$(2)	$ 802	$2,204	$ (290)

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2007

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Subsidiaries	Eliminations	Total
			(dollars in millions)				
Revenue	$ —	$ —	$ 1,439	$27	$2,994	$ (191)	$ 4,269
Costs and Expenses:							
Cost of Revenue	—	—	553	—	1,434	(154)	1,833
Depreciation and Amortization	—	—	345	—	597	—	942
Selling, General and Administrative	3	—	1,251	27	479	(37)	1,723
Restructuring and Impairment Charges	—	—	12	—	—	—	12
Total Costs and Expenses	3	—	2,161	27	2,510	(191)	4,510
Operating Income (Loss)	(3)	—	(722)	—	484	—	(241)
Other Income (Expense):							
Interest Income	2	1	43	—	8	—	54
Interest Expense	(202)	(365)	(1)	(1)	(8)	—	(577)
Interest Income (Expense) Affiliates, net	781	976	(1,818)	—	61	—	—
Equity in Net Earnings (Losses) of Subsidiaries	(1,329)	(1,934)	444	—	—	2,819	—
Other Income (Expense)	(363)	(29)	7	—	13	—	(372)
Other Income (Expense)	(1,111)	(1,351)	(1,325)	(1)	74	2,819	(895)
Income (Loss) from Operations	(1,114)	(1,351)	(2,047)	(1)	558	2,819	(1,136)
Income Tax Benefit	—	22	—	—	—	—	22
Net Income (Loss)	$(1,114)	$(1,329)	$(2,047)	$(1)	$ 558	$2,819	$(1,114)

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2006

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Revenue	$ —	$ —	$ 1,304	$2,270	$ (196)	$3,378
Costs and Expenses:						
Cost of Revenue	—	—	525	1,179	(187)	1,517
Depreciation and Amortization	—	—	358	372	—	730
Selling, General and Administrative	6	—	816	445	(9)	1,258
Restructuring and Impairment Charges	—	—	9	4	—	13
Total Costs and Expenses	6	—	1,708	2,000	(196)	3,518
Operating Income (Loss)	(6)	—	(404)	270	—	(140)
Other Income (Expense):						
Interest Income	16	1	40	7	—	64
Interest Expense	(432)	(207)	—	(9)	—	(648)
Interest Income (Expense) Affiliates, net	860	666	(1,572)	46	—	—
Equity in Net Earnings (Losses) of Subsidiaries	(1,209)	(1,561)	141	—	2,629	—
Other Income (Expense)	27	(108)	7	10	—	(64)
Other Income (Expense)	(738)	(1,209)	(1,384)	54	2,629	(648)
Income (Loss) from Continuing Operations Before Income Taxes	(744)	(1,209)	(1,788)	324	2,629	(788)
Income Tax (Expense) Benefit	—	—	—	(2)	—	(2)
Income (Loss) from Continuing Operations	(744)	(1,209)	(1,788)	322	2,629	(790)
Income from Discontinued Operations	—	—	—	46	—	46
Net Income (Loss)	$ (744)	$(1,209)	$(1,788)	$ 368	$2,629	$ (744)

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Balance Sheets
December 31, 2008

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Subsidiaries	Eliminations	Total
			(dollars in millions)				
Assets							
Current Assets:							
Cash and cash equivalents	$ 67	$ 10	$ 555	$—	$ 136	$ —	$ 768
Restricted cash and securities	—	—	1	—	2	—	3
Accounts Receivable, net	—	—	73	—	317	—	390
Due from (to) affiliates	11,148	9,306	(22,122)	17	1,651	—	—
Other	6	9	36	—	32	—	83
Total Current Assets	11,221	9,325	(21,457)	17	2,138	—	1,244
Property, Plant and Equipment, net	—	—	3,150	—	3,009	—	6,159
Restricted Cash and Securities	18	—	25	—	84	—	127
Goodwill and Other Intangibles, net	—	—	540	—	1,451	—	1,991
Investment in Subsidiaries	(8,043)	(13,041)	3,484	—	—	17,600	—
Other Assets, net	11	76	15	—	15	—	117
Total Assets	$ 3,207	$ (3,640)	$(14,243)	$17	$6,697	$17,600	$9,638
Liabilities and Stockholders' Equity (Deficit)							
Current Liabilities:							
Accounts payable	$ 3	$ —	$ 147	$—	$ 215	$ —	$ 365
Current portion of long-term debt	181	—	1	1	3	—	186
Accrued payroll and employee benefits	—	—	97	—	8	—	105
Accrued interest	24	93	—	—	—	—	117
Current portion of deferred revenue	—	—	96	—	72	—	168
Other	—	1	59	—	51	—	111
Total Current Liabilities	208	94	400	1	349	—	1,052
Long-Term Debt, less current portion	2,079	4,216	7	19	73	—	6,394
Deferred Revenue, less current portion	—	—	630	—	89	—	719
Other Liabilities	44	97	284	—	172	—	597
Stockholders' Equity (Deficit)	876	(8,047)	(15,564)	(3)	6,014	17,600	876
Total Liabilities and Stockholders' Equity (Deficit)	$ 3,207	$ (3,640)	$(14,243)	$17	$6,697	$17,600	$9,638

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Balance Sheets
December 31, 2007

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Subsidiaries	Eliminations	Total
	(dollars in millions)						
Assets							
Current Assets:							
Cash and cash equivalents	$ —	$ 27	$ 588	$—	$ 99	$ —	$ 714
Marketable securities	8	—	—	—	1	—	9
Restricted cash and securities	—	—	7	—	3	—	10
Accounts receivable, net	—	—	80	—	324	—	404
Due from (to) affiliates	10,575	8,549	(20,897)	20	1,753	—	—
Other	7	8	32	—	41	—	88
Total Current Assets	10,590	8,584	(20,190)	20	2,221	—	1,225
Property, Plant and Equipment, net	—	—	3,256	—	3,413	—	6,669
Restricted Cash and Securities	18	—	24	—	75	—	117
Goodwill and Other Intangibles, net	—	—	151	—	1,950	—	2,101
Investment in Subsidiaries	(6,951)	(11,270)	4,481	—	—	13,740	—
Other Assets, net	16	84	17	—	25	—	142
Total Assets	$ 3,673	$ (2,602)	$(12,261)	$20	$7,684	$13,740	$10,254
Liabilities and Stockholders' Equity (Deficit)							
Current Liabilities:							
Accounts payable	$ —	$ —	$ 170	$—	$ 226	$ —	$ 396
Current portion of long-term debt	25	—	—	1	6	—	32
Accrued payroll and employee benefits	—	—	88	—	9	—	97
Accrued interest	33	95	—		—	—	128
Deferred revenue	—	—	91		84	—	175
Other	—	—	47	—	97	—	144
Total Current Liabilities	58	95	396	1	422	—	972
Long-Term Debt, less current portion	2,511	4,217	—	20	84	—	6,832
Deferred Revenue	—	—	644	—	119	—	763
Other Liabilities	34	37	208	—	338	—	617
Stockholders' Equity (Deficit)	1,070	(6,951)	(13,509)	(1)	6,721	13,740	1,070
Total Liabilities and Stockholders' Equity (Deficit)	$ 3,673	$ (2,602)	$(12,261)	$20	$7,684	$13,740	$10,254

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2008

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Subsidiaries	Eliminations	Total
			(dollars in millions)				
Net Cash Provided by (Used in) Operating Activities	$(149)	$(377)	$(159)	$(1)	$1,099	$—	$ 413
Cash Flows from Investing Activities:							
Capital expenditures	—	—	(160)	—	(289)	—	(449)
Proceeds from sale of business group, net	—	—	—	—	124	—	124
(Increase) decrease in restricted cash and securities, net	—	—	3	—	(8)	—	(5)
Proceeds from sale of property, plant and equipment and other assets	—	—	1	—	2	—	3
Other	—	—	2	—	4	—	6
Net Cash Used in Investing Activities	—	—	(154)	—	(167)	—	(321)
Cash Flows from Financing Activities:							
Long-term debt borrowings	400	—	—	—	—	—	400
Payments on and repurchases of long-term debt	(431)	—	—	(1)	(4)	—	(436)
Increase (decrease) due from affiliates, net	245	360	282	2	(889)	—	—
Other	2	—	—	—	—	—	2
Net Cash Provided by (Used in) Financing Activities	216	360	282	1	(893)	—	(34)
Effect of Exchange Rates on Cash and Cash Equivalents	—	—	(2)	—	(2)	—	(4)
Net Change in Cash and Cash Equivalents	67	(17)	(33)	—	37	—	54
Cash and Cash Equivalents at Beginning of Period	—	27	588	—	99	—	714
Cash and Cash Equivalents at End of Period	$ 67	$ 10	$ 555	$—	$ 136	$—	$ 768

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2007

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Subsidiaries	Eliminations	Total
			(dollars in millions)				
Net Cash Provided by (Used in) Operating Activities	$ (229)	$ (306)	$ (146)	$(15)	$ 927	$ —	$ 231
Cash Flows from Investing Activities:							
Proceeds from sale and maturity of marketable securities	280	—	—	—	53	—	333
Decrease in restricted cash and securities, net	—	—	1	—	11	—	12
Capital expenditures	—	—	(271)	—	(362)	—	(633)
Acquisitions, net of cash acquired and investments	—	—	(893)	—	217	—	(676)
Proceeds from sale of discontinued operations	—	(2)	—	—	—	—	(2)
Proceeds from sale of property, plant and equipment and other assets	—	—	2	—	3	—	5
Net Cash Provided by (Used in) Investing Activities	280	(2)	(1,161)	—	(78)	—	(961)
Cash Flows from Financing Activities:							
Long-term debt borrowings, net of issuance costs	—	2,349	—		—	—	2,349
Payments on and repurchases of long-term debt, including current portion and refinancing costs	(1,619)	(887)	—	(1)	(111)	—	(2,618)
Proceeds from warrants and stock-based equity plans	26	—	—		—	—	26
Increase (decrease) due from affiliates, net	1,527	(1,139)	300	16	(704)	—	—
Net Cash Provided by (Used in) Financing Activities	(66)	323	300	15	(815)	—	(243)
Effect of Exchange Rates on Cash and Cash Equivalents	—	—	3	—	3	—	6
Net Change in Cash and Cash Equivalents	(15)	15	(1,004)	—	37	—	(967)
Cash and Cash Equivalents at Beginning of the Year	15	12	1,592	—	62	—	1,681
Cash and Cash Equivalents at End of the Year	$ —	$ 27	$ 588	$ —	$ 99	$ —	$ 714

(16) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2006

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
	(dollars in millions)					
Net Cash Provided by (Used in) Operating Activities of Continuing Operations	$(380)	$ (183)	$ 62	$ 722	$—	$ 221
Cash Flows from Investing Activities:						
Proceeds from sale and maturity of marketable securities	175	5	100	—	—	280
Purchases of marketable securities	—	—	(98)	—	—	(98)
Decrease (increase) in restricted cash and securities	1	2	(10)	(14)	—	(21)
Capital expenditures	—	—	(166)	(226)	—	(392)
Investments and acquisitions	—	—	(761)	12	—	(749)
Proceeds from sale of discontinued operations, net of cash sold	—	—	—	307	—	307
Advances from discontinued operations, net	—	—	—	18	—	18
Proceeds from sale of property, plant and equipment and other assets	—	—	6	1	—	7
Net Cash Provided by (Used in) Investing Activities	176	7	(929)	98	—	(648)
Cash Flows from Financing Activities:						
Long-term debt borrowings, net of issuance costs	326	1,930	—	—	—	2,256
Payments on long-term debt, including current portion (net of restricted cash)	(513)	(596)	—	(1)	—	(1,110)
Equity offering	543			—		543
Increase (decrease) due from affiliates, net	(174)	(1,154)	2,170	(842)	—	—
Net Cash Provided by (Used in) Financing Activities	182	180	2,170	(843)	—	1,689
Net Cash Used in Discontinued Operations	—	—	—	(43)	—	(43)
Effect of Exchange Rates on Cash and Cash Equivalents	—	—	14	(4)	—	10
Net Change in Cash and Cash Equivalents	(22)	4	1,317	(70)	—	1,229
Cash and Cash Equivalents at Beginning of Year (includes cash of discontinued operations)	37	8	275	132	—	452
Cash and Cash Equivalents at End of Year	$ 15	$ 12	$1,592	$ 62	$—	$ 1,681

(22) Unaudited Quarterly Financial Data

	Three Months Ended							
	March 31,		June 30,		September 30,		December 31,	
	2008	2007	2008	2007	2008	2007	2008	2007
	(dollars in millions except per share data)							
Revenue	$1,092	$1,056	$1,090	$1,052	$1,070	$1,061	$1,049	$1,100
Operating Income (Loss)	(52)	(75)	(3)	(79)	4	(58)	82	(29)
Net Income (Loss)	(181)	(647)	(33)	(202)	(120)	(174)	44	(91)
Earnings (Loss) per Share:								
Basic	$(0.12)	$(0.44)	$(0.02)	$(0.13)	$(0.08)	$(0.11)	$ 0.03	$(0.06)
Diluted	$(0.12)	$(0.44)	$(0.02)	$(0.13)	$(0.08)	$(0.11)	$(0.03)	$(0.06)

Earnings (loss) per share for each quarter is computed using the weighted-average number of shares outstanding during that quarter, while earnings (loss) per share for the year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the earnings (loss) per share for each of the four quarters may not equal the earnings (loss) per share for the year.

In the second quarter of 2008, the Company completed the sale of its Vyvx advertising distribution business to DG FastChannel, Inc. and a recognized a gain of $96 million.

In the fourth quarter of 2008, the Company recognized a $12 million restructuring charge, $44 million of induced debt conversion expenses attributable to the exchange of certain of the Company's convertible debt securities, and a gain on the early extinguishment of debt of $125 million as a result of certain debt repurchases. The Company also revised its estimates of the amounts and timing of its original estimate of undiscounted cash flows related to certain future asset retirement obligations and reduced selling, general and administrative expenses by $86 million and depreciation and amortization by $11 million.

In the first quarter of 2007, the Company purchased Broadwing and the CDN Business. The Company also recognized a $427 million net loss on the extinguishment of various debt instruments in several transactions.

In the third quarter of 2007, the Company purchased Servecast Limited.

In the fourth quarter of 2007, the Company recognized a $37 million gain related to the partial sale of its investment in Infinera stock and recognized a tax benefit of $23 million related to certain changes in state income tax law that primarily occurred in the second quarter of 2007.

INVESTOR RELATIONS

CORPORATE HEADQUARTERS
1025 Eldorado Boulevard
Broomfield, CO 80021
General Information: 720-888-1000

TRANSFER AGENT
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
Post Office Box 64854
St. Paul, MN 55164-0854

For address changes, stock transfers, name changes, registration changes, lost stock certificates and stock holdings, please contact:

Wells Fargo Shareholder Services
St. Paul, MN
1-800-468-9716

E-mail Address:
Stocktransfer@WellsFargo.com

AUDITORS
KPMG LLP
707 17th Street, Suite 2700
Denver, CO 80202

INVESTOR RELATIONS
Inquiries by securities analysts, investment professionals and stockholders about Level 3 Communications, Inc. Common Stock, including requests for any Securities and Exchange Commission or other Stockholder reports should be directed to:

Investor.Relations@Level3.com
1-877-LVLTCOM (585-8266)

WEB SITE
Additional corporate information including company history, current and historic financials, and press release, can be found on the Level 3 Communications Web site at *www.level3.com.*

10-K
After the close of each fiscal year, Level 3 Communications submits a Form 10-K to the Securities and Exchange Commission containing certain additional information about its business. A copy of the Form 10-K may be obtained without charge by addressing your request to Investor Relations at Investor.Relations@Level3.com or Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, CO 80021.

COMMON STOCK
Level 3 Communications Common Stock is traded on the NASDAQ Global Select Market under the symbol LVLT.

As of March 27, 2009, there were 1,626,915,958 shares of Common Stock issued and outstanding. There were 7,879 stockholders of record.

Level 3 Communications 12th Annual Stockholder Meeting

May 19, 2009 at 8:00 AM

Level 3 Communications Headquarters
1025 Eldorado Boulevard
Broomfield, Colorado

Doors open at 7:30 AM

Complimentary parking is available on the top level of the Level 3 campus parking garage.



BOULDER
96TH ST.
36
287
25
N
NORTHWEST PARKWAY
E-470 TOLLWAY
76
Level(3)
ELDORADO BLVD.
ROCKY MOUNTAIN AIRPORT
DENVER INTERNATIONAL AIRPORT
PARKING
PARKING
270
PENA BLVD.
70
70
25
DENVER CENTRAL BUSINESS DISTRICT

Please register if you plan to attend the Level 3 Annual Stockholder Meeting:

- Phone: 720-888-2518
- Internet: www.Level3.com
  Click on the Annual Meeting link and follow the directions.

FROM THE EAST

Take I-70 West to I-25 North to US 36 West. Exit Interlocken Loop/Storagetek Drive and turn left. Proceed to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

FROM THE WEST

Take I-70 East to I-25 North to US 36 West. Exit Interlocken Loop/Storagetek Drive and turn left. Proceed to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

FROM DENVER INTERNATIONAL AIRPORT

Exit Airport via Pena Blvd. to Exit # 6B to Fort Collins/E-470 Tollway. E-470 eventually becomes the Northwest Parkway. There are three tollbooth stops along E-470. Northwest Parkway ends and becomes Interlocken Loop, which will cross over US 36. Follow this road to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

FROM BOULDER

Take US 36 East, exit Interlocken Loop/Storagetek Drive and turn right. Proceed to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

FROM DOWNTOWN DENVER

Take I-25 North to US 36 West. Exit Interlocken Loop/Storagetek Drive and turn left. Proceed to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

Level(3) COMMUNICATIONS

www.Level3.com